Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127641
PROXY STATEMENT-PROSPECTUS
Merger Proposed — Your Vote is Very Important
      The board of directors of Franklin Bank, or Franklin, has approved an Agreement and Plan of Reorganization, dated June 23, 2005, and a separate Agreement and Plan of Merger, dated July 21, 2005, between Franklin and Interchange Bank under which Franklin will merge with and into Interchange Bank, a wholly-owned subsidiary of Interchange Financial Services Corporation.
      If we complete the merger, each share of Franklin common stock will be converted into the right to receive approximately 1.2264 shares of Interchange common stock, subject to adjustment as set forth in the reorganization agreement and described in this proxy statement-prospectus. The value of the consideration you will receive in the merger will fluctuate as the price of Interchange common stock changes. Interchange common stock is listed for quotation on the Nasdaq National Market under the symbol “IFCJ.” On August 25, 2005, Interchange common stock closed at $17.62 per share. Based upon this price, and assuming the per share exchange ratio of 1.2264 is not adjusted as set forth in the reorganization agreement and as described in this proxy statement-prospectus, each Franklin shareholder would receive $21.61 in market value of Interchange common stock in the merger in exchange for each share of Franklin common stock owned at the effective time of the merger.
      We cannot complete the merger unless the reorganization agreement, the merger agreement and the merger are approved by the holders of at least two-thirds of the outstanding shares of Franklin common stock entitled to vote at the special meeting. The board of directors of Franklin believes that the merger is in the best interests of Franklin and its shareholders and unanimously recommends that you vote “FOR” the merger proposal.
      The date, time and place of the special meeting are as follows:
      September 29, 2005
      9:00 a.m.
      277 Franklin Avenue,
      Nutley, New Jersey 07110
      Because of the importance of the matters to be considered, whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you do not vote, or if you fail to instruct your broker how to vote shares held by you in the broker’s name, you will be deemed to have voted against the reorganization agreement.
      This document is a proxy statement for use at the Franklin special meeting. It is also a prospectus relating to Interchange’s issuance of its shares in connection with the merger. The enclosed proxy statement-prospectus describes the shareholders’ meeting, the merger and other related matters and includes the reorganization agreement providing for the merger as Appendix A. You should read this document and all attachments carefully.

Thomas Lupo
President and Chief Executive Officer
Franklin Bank
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. The securities offered through this document are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other government agency.
      Before you make a decision on how to vote, you should consider the “Risk Factors” beginning on page 10 of this document.
      The date of this proxy statement-prospectus is August 29, 2005, and it is first being mailed to Franklin shareholders on or about August 31, 2005.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
OF FRANKLIN BANK
To Be Held On September 29, 2005 at 9:00 a.m.
At the main office of Franklin Bank
Located at 277 Franklin Avenue
Nutley, New Jersey 07110
To the Shareholders of Franklin Bank:
      NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Franklin Bank will be held at 9:00 a.m., on September 29, 2005 at the main office of Franklin Bank located at 277 Franklin Avenue, Nutley, New Jersey for the following purposes:

•	to consider and vote upon the approval and adoption of the Agreement and Plan of Reorganization, dated June 23, 2005, between Interchange Financial Services Corporation, Interchange Bank and Franklin Bank and the Agreement and Plan of Merger, dated July 21, 2005, between Franklin and Interchange Bank contained in the reorganization agreement, pursuant to which Franklin will merge with and into Interchange Bank, as more fully described in the attached proxy statement-prospectus; and

•	to transact such other business as may properly come before the special meeting or any postponement or adjournment of the special meeting. Franklin management is not aware of any such other business.
      As more fully explained in the proxy statement-prospectus that accompanies this notice, only holders of record of Franklin common stock as of the close of business on August 25, 2005 are entitled to notice of, and to vote at, the Franklin special meeting or any adjournment or postponements thereof.
      You are cordially invited to attend the special meeting of shareholders. Whether or not you plan to attend the Franklin special meeting in person, we urge you to date, sign and return promptly the enclosed proxy in the accompanying postage prepaid envelope. You may revoke your proxy prior to its exercise in the manner provided in the accompanying proxy statement-prospectus. If your shares are held in “street name” by your broker or other nominee, only that holder can vote your shares. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

By Order of the Board of Directors

Thomas Lupo
Corporate Secretary
Nutley, New Jersey
August 29, 2005

ADDITIONAL INFORMATION
      This proxy statement-prospectus incorporates important business and financial information about Interchange from other documents that are not included in or delivered with this proxy statement-prospectus. See “Where You Can Find More Information” on page 59 of this document for a list of the documents that are incorporated into this document. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this proxy statement-prospectus by accessing the Securities and Exchange Commission’s website maintained at http://www.sec.gov or by requesting copies in writing or by telephone from Interchange at the following address:
Ms. Georgianna Hutter
Interchange Financial Services Corporation
Park 80 West/ Plaza II
Saddle Brook, New Jersey 07663
Telephone: (201) 703-2265
      Franklin is not subject to the reporting and informational requirements maintained by the Securities and Exchange Commission and does not file reports or other information with the Securities and Exchange Commission.
      If you would like to request documents, please do so by September 22, 2005 in order to receive them before Franklin’s special meeting. If you request any documents incorporated by reference from Interchange, Interchange will mail them to you within one business day by first-class mail, or similar means.

ii

SUMMARY
      This summary highlights selected information included or incorporated by reference in this proxy statement-prospectus and may not contain all of the information that is important to you. Various items in this summary include a page reference to a more complete description of that item. For a more complete understanding of the merger and for a more complete description of the legal terms of the merger, you should read this entire proxy statement-prospectus carefully, as well as the additional documents we refer you to, including the reorganization agreement, which we have attached as Appendix A. See “Where You Can Find More Information” on page 59.
General
      This proxy statement-prospectus relates to the proposed acquisition of Franklin by Interchange through the merger of Franklin with and into Interchange Bank, a wholly-owned subsidiary of Interchange. We expect to complete the merger during the fourth quarter of 2005.
The Companies (pages 47)
      Interchange Financial Services Corporation

Park 80 West/ Plaza II
Saddle Brook, New Jersey 07663
Telephone: (201) 703-2265
      Interchange Financial Services Corporation is a New Jersey business corporation and registered bank holding company under the Bank Holding Company Act of 1956. Interchange operates Interchange Bank, a New Jersey state chartered bank and member of the Federal Reserve System. Interchange Bank is Interchange’s principal operating subsidiary. Interchange’s principal executive office is located at Park 80 West/ Plaza II, Saddle Brook, New Jersey 07663, and the telephone number is (201) 703-2265. At June 30, 2005, Interchange had, on a consolidated basis, approximately $1.53 billion in total assets, $1.26 billion in total deposits, $1.01 billion in net loans receivable and $155.2 million of shareholders’ equity.
      Through Interchange Bank, Interchange serves clients predominantly in Bergen County, New Jersey. Interchange provides a full array of deposit products and real estate, commercial and personal loans.
      Franklin

277 Franklin Avenue
Nutley, New Jersey 07632
Telephone: (973) 284-1777
      Franklin is a New Jersey state chartered bank with its principal offices located in Nutley, New Jersey. At June 30, 2005, Franklin had, on a consolidated basis, approximately $91.9 million in total assets, $80.4 million in total deposits, $74.7 million in net loans receivable and $10.9 million of shareholders’ equity.
      Franklin serves clients primarily in Essex County, New Jersey. Franklin provides a full array of real estate, commercial and personal loans and deposit products.
The Meeting (page 12)
      Franklin will hold its special meeting of shareholders at the main office of Franklin, located at 277 Franklin Avenue, Nutley, New Jersey, at 9:00 a.m., on September 29, 2005. At the special meeting, holders of Franklin common stock will vote upon a proposal to approve and adopt the reorganization agreement, the merger agreement and the merger.
Record Date; Voting Power; Votes Required (page 13)
      You are entitled to notice of, and to vote at, the special meeting if you were the record owner of shares of the common stock of Franklin on August 25, 2005, the record date. As of the record date, there were

1,079,175 shares of Franklin common stock issued and outstanding held by approximately 417 holders of record. Each holder of Franklin common stock is entitled to one vote per share on any matter that may properly come before the special meeting.
      Approval of the proposal to approve and adopt the reorganization agreement, the merger agreement and the merger requires the affirmative vote of two-thirds of the outstanding shares of the common stock of Franklin.
Share Ownership by Directors (page 13)
      On the record date, the directors of Franklin beneficially owned an aggregate of 367,555 shares of Franklin common stock, or approximately 34.1% of the shares of the Franklin common stock then outstanding. Each director of Franklin who beneficially owns shares of Franklin common stock executed a voting agreement with Interchange that commits each such director to vote the shares of Franklin common stock over which he has voting control in favor of the proposal to approve and adopt the reorganization agreement, the merger agreement and the merger.
Recommendations of Franklin’s Board of Directors (page 13)
      The Franklin board of directors has approved and adopted the reorganization agreement, the merger agreement and the merger, and recommends a vote “FOR” approval and adoption of the reorganization agreement, the merger agreement and the merger. You should refer to the reasons that the Franklin board of directors considered in determining whether to approve and adopt the reorganization agreement, the merger agreement and the merger, which are discussed beginning on page 16.
Opinion of McConnell, Budd & Romano, Inc., Financial Advisor to Franklin (page 18)
      McConnell, Budd & Romano, Inc. (“MB&R”), independent financial advisor to Franklin, rendered a written fairness opinion to the Franklin board of directors, dated as of June 23, 2005, stating that as of such date, the proposed merger consideration is fair to the shareholders of Franklin from a financial point of view. A copy of the fairness opinion, setting forth the information reviewed, assumptions made and matters considered by MB&R is attached to this document as Appendix B. You are encouraged to read the fairness opinion in its entirety.
Terms of the Reorganization Agreement (page 33)
      The reorganization agreement is attached to this proxy statement-prospectus as Appendix A. We encourage you to read the reorganization agreement in its entirety. The reorganization agreement, along with the related agreement and plan of merger which is included as Exhibit A to the reorganization agreement, are the legal documents that govern the merger. We also encourage you to read the information under the caption “Risk Factors” beginning on page 10.
Merger Consideration and Conversion of Franklin Stock (page 33)
      In the merger, if you are not a dissenting shareholder, then you will have the right to receive approximately 1.2264 shares of the common stock of Interchange in exchange for each share of Franklin common stock that you own at the effective time of the merger, subject to possible adjustment as set forth in the reorganization agreement and as described in this proxy statement-prospectus. Pursuant to the reorganization agreement, the total number of shares of Interchange common stock to be issued to the shareholders of Franklin in the merger is limited to a maximum of 1,323,575 shares, subject to adjustment in the event Interchange declares a stock dividend, stock split or similar transaction prior to the effective time of the merger. Assuming no adjustments to the exchange ratio and based upon the closing price per share price of $17.62 as of August 25, 2005 for Interchange common stock, the issuance of the maximum number of 1,323,575 shares in the merger would result in merger consideration having an aggregate value of approximately $24.5 million, or approximately $21.61 in market value of Interchange common stock for each share of Franklin common stock.

      The exchange ratio and the total consideration to be paid to shareholders of Franklin is subject to certain adjustments for increases and decreases in the price of Interchange common stock and in the event of the exercise of a certain number of the outstanding options to purchase shares of the common stock of Franklin. Adjustments to the merger consideration, if any, will be calculated on the “determination date,” which will be the fifth business day prior to the closing date of the merger. The total value of the merger consideration at closing may increase or decrease based on the average closing price of a share of Interchange common stock on the Nasdaq National Market for the ten consecutive trading days ending on the determination date. This price is described in the reorganization agreement and in this proxy statement-prospectus as the “Average Closing Price.” The final exchange ratio and the per share consideration for a share of Franklin common stock will not be known until the determination date and may be more than or less than the amounts used in this document for purposes of illustration.
      Interchange will not issue fractional shares in the merger. Instead, Franklin shareholders who would otherwise be entitled to a fractional share interest (after taking into account all shares of Franklin stock held by such shareholder) will receive an amount in cash (without interest) equal to the fractional interest multiplied by the average of the closing bid and asked price of a share of Interchange common stock as reported on the Nasdaq National Market on the business day immediately preceding the effective date of the merger.
Potential Adjustments to the Merger Consideration (page 34)
      The merger consideration may be adjusted if the Average Closing Price increases or decreases by a factor of more than 15% from $17.53 per share. In particular, the reorganization agreement provides for the following adjustments to the merger consideration:

•	If the Average Closing Price is less than $14.90 per share, and if the decline in the price of Interchange common stock, as measured by the Average Closing Price, is 15% greater than any decline in the weighted average stock price of an index group identified in the reorganization agreement, then Franklin will have the option to terminate the reorganization agreement and will not be obligated to consummate the merger. Upon notice of such termination by Franklin, Interchange may elect to supplement the merger consideration with a per share amount of cash equal to the difference between $14.90 and the Average Closing Price multiplied by the exchange ratio then in effect, which amount is described in the reorganization agreement and in this proxy statement-prospectus as the “Per Share Additional Consideration.” In these circumstances, Franklin shareholders would receive consideration, in cash and Interchange stock, of $18.27 per Franklin share. If Interchange exercises its right to pay the Per Share Additional Consideration, then Franklin’s notice of termination will not be effective and the reorganization agreement will remain in effect according to its terms.

•	If the Average Closing Price is more than $20.16 per share, then the exchange ratio will be reduced by an amount that will decrease the per share value of the consideration to be received by shareholders of Franklin to $24.72.
      The exercise of options to purchase shares of Franklin Stock may also effect the value of the merger consideration. In the event that options to purchase shares of the common stock of Franklin are exercised such that the product of the number of shares of Franklin common stock issued and outstanding immediately prior to effective time and the exchange ratio exceeds 1,323,575, then the exchange ratio will be decreased to equal to the quotient obtained by dividing 1,323,575 by the number of shares of the common stock of Franklin outstanding. The result of this adjustment will be to reduce the aggregate value of the per share merger consideration that will be received by shareholders of Franklin.
Completion of the Merger (page 33)
      The merger will become effective when we file an executed merger agreement with the New Jersey Department of Banking and Insurance. We are working to complete the merger during the fourth quarter of 2005. We must first obtain the necessary regulatory approvals and the approval of the Franklin shareholders at the special meeting. We cannot assure you when or if all the conditions to the merger will be satisfied, and it is possible that we may not complete the merger.
Conditions to the Merger (page 41)
      Before we can complete the merger, each of the following conditions, among others, must either be met or, unless prohibited by law, waived by the party who was not obligated to meet such condition:

•	Franklin shareholders must approve and adopt the reorganization agreement and the merger agreement;

•	all representations and warranties made by both Interchange and Franklin in the reorganization agreement must remain true and correct, unless any deviation would not have, or would not reasonably be expected to have, a material adverse effect;

•	Interchange and Franklin must have performed their respective obligations under the reorganization agreement in all material respects;

•	there must not be any outstanding or threatened judgments, decrees, injunctions, orders or other proceedings by a governmental authority that would prohibit the merger;

•	Interchange and Franklin must have received all necessary authorizations, orders and consents of governmental authorities for the merger without the imposition of any condition that Interchange reasonably believes would materially impair the value of Franklin to Interchange;

•	there must not have occurred, between December 31, 2004 and the completion of the merger, any material adverse effect with respect to Interchange or Franklin;

•	Interchange and Franklin must have received an opinion, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	Interchange must have received a legal opinion as provided in the reorganization agreement.
Termination (page 43)
      Either Franklin or Interchange may call off the merger under certain circumstances, including if:

•	they both consent in writing;

•	the conditions precedent to such party’s obligations to close as specified in the reorganization agreement shall not have been satisfied on or before March 31, 2006, provided the terminating party is not in breach of any representation, warranty, covenant or other agreement contained in the reorganization agreement;

•	any of the transactions contemplated by the reorganization agreement or any other agreement contemplated by the reorganization agreement are disapproved by any regulatory authority whose approval is required to complete the merger or a court issues a final, non-appealable order enjoining the merger; or

•	the reorganization agreement is not approved and adopted by the required vote of the shareholders of Franklin.
      Franklin, additionally, may call off the merger if:

•	Interchange materially breaches, and does not cure within 30 days of notice of the breach, any representation, warranty, covenant or agreement made by it under the reorganization agreement;

•	there has been a material adverse effect in the business, operations, financial condition or results of operations with respect to Interchange;

•	the Average Closing Price of Interchange common stock is less than $14.90 per share and the decline in the price of Interchange common stock, as measured by the Average Closing Price, is 15% greater than any decline in the weighted average stock price of an index group identified in the reorganization agreement if, after delivery of notice of the decline by Franklin, Interchange does not elect to supplement the merger consideration to be paid to shareholders of Franklin with the Per Share Additional Consideration;

•	the Average Closing Price is below $13.15;

•	Franklin receives a proposal for a merger, consolidation, reorganization, tender offer or similar transaction with a third party, and termination of the acquisition is required in order for the board of directors of Franklin to comply with its fiduciary duties; or

•	Interchange receives a proposal for a merger, consolidation, reorganization, tender offer or similar transaction with a third party, and the board of directors of Franklin determines that termination is in the best interests of Franklin’s shareholders.
      Interchange, additionally, may call off the merger if:

•	Franklin materially breaches, and does not cure within 30 days of notice of the breach, any representation, warranty, covenant or agreement made by it under the reorganization agreement;

•	there has been a material adverse effect in the business, operations, financial condition, or results of operations with respect to Franklin; or

•	any application for regulatory or governmental approval necessary to complete the merger has been denied or withdrawn at the request or recommendation of the applicable regulatory agency or governmental authority or if such application is approved with commitments, conditions or understandings, which Interchange believes to materially impair the value of Franklin to Interchange or which alter materially and adversely the economics of the transactions contemplated by the reorganization agreement.
Termination Fees (page 44)
      The reorganization agreement requires Franklin to pay Interchange a $200,000 termination fee if the reorganization agreement is terminated by Interchange because the Franklin shareholders failed to approve and adopt the reorganization agreement, unless: (a) Franklin’s board of directors submits the reorganization agreement to its shareholders with a recommendation for approval and without material and adverse conditions on those recommendations for approval, and (b) Franklin is in full compliance with all of its other obligations under the reorganization agreement.
      The reorganization agreement requires Franklin to pay Interchange a $1,000,000 termination fee if the reorganization agreement is terminated by Franklin because Franklin has entered into a merger or similar agreement with a third party.
      The reorganization agreement requires Interchange to pay Franklin a $1,000,000 termination fee if the reorganization agreement is terminated by Franklin because Interchange has entered into a merger or similar agreement with a third party.
Payment of Expenses (page 45)
      Interchange and Franklin will pay their own fees, costs and expenses incurred in connection with the merger.
Amendment (page 45)
      Interchange and Franklin may jointly amend the terms of the reorganization agreement, and each of them may waive their right to require the other party to adhere to those terms, to the extent legally permissible. Except as otherwise required by law, the parties may amend the reorganization agreement or waive any of its terms without the approval of their respective shareholders. However, an amendment to the reorganization agreement that reduces the merger consideration payable to Franklin shareholders and certain other types of amendments cannot be made following the approval and adoption of the reorganization agreement by the Franklin shareholders without their approval.
Interests of Certain Persons in the Merger (page 25)
      You should be aware that certain directors and executive officers of Franklin have interests in the merger as directors and/or employees that are different from, and may conflict with, the interests of Franklin shareholders. The board of directors of Franklin recognized these interests and has determined that they did not affect the benefits of the merger to Franklin’s shareholders.
Directors and Officers of Interchange and Interchange Bank Following the Merger (page 28)
      The directors and officers of Interchange serving in those capacities immediately prior to the merger will remain directors and officers of Interchange upon completion of the merger. Upon completion of the merger, the current directors and officers of Interchange Bank will remain directors and officers of Interchange Bank. In addition, it is anticipated that certain officers of Franklin will continue to serve as officers of Interchange Bank after completion of the merger.
      Additionally, Interchange has agreed to appoint four of the current Franklin directors to the Essex County Advisory Board, an advisory committee that will assist Interchanges’ board of directors in developing the business of Interchange in Essex County, New Jersey following the merger.
Material Federal Income Tax Consequences (page 28)
      If you are a Franklin shareholder, the tax consequences of the merger to you will depend upon the form of consideration you receive in the merger.
      If you receive solely shares of Interchange common stock and cash in lieu of a fractional share in exchange for your Franklin common stock, then you generally will not recognize gain or loss, except with respect to the cash received for the fractional share. If Franklin shareholders receive the Per Share Additional Consideration, that payment will also be taxable to the Franklin shareholders.
      If you dissent and properly perfect your appraisal rights, you generally will recognize gain or loss on the exchange of your Franklin common stock for cash in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in your Franklin common stock exchanged therefor.
Price Range and Dividend Information (page 45)
      Interchange common stock is listed for quotation on the Nasdaq National Market under the symbol “IFCJ.” The closing price for Interchange’s common stock on June 23, 2005, the last trading day before public announcement of the merger, was $17.80 per share. The closing price for Interchange’s common stock on August 25, 2005, the last practicable trading date before the date of this document, was $17.62 per share.
      Presently, there is no active trading market for Franklin common stock. No registered broker/ dealer makes a market in Franklin common stock, and Franklin common stock is not listed or quoted on any stock exchange or automated quotation system. Registrar and Transfer Company acts as the transfer agent and registrar for its stock. As of the record date, there were approximately 417 holders of the Franklin common stock.

Accounting Treatment (page 31)
      The merger will be accounted for under the purchase method of accounting.
Resales of Interchange Common Stock (page 41)
      Shares of Interchange common stock that Franklin shareholders receive in the merger will be freely transferable by the holders, except for shares issued to certain persons or entities who may be deemed to be “affiliates” of Franklin or Interchange under federal securities laws. Franklin has agreed to deliver to Interchange a written agreement from each person that Franklin identifies as an “affiliate” that such person will not dispose of any shares of Interchange common stock that they receive in the merger, except in compliance with applicable federal securities laws.
Regulatory Approvals (page 42)
      Interchange and Interchange Bank must make certain filings with, or obtain approvals from, the Board of Governors of the Federal Reserve System and the New Jersey Department of Banking and Insurance in connection with the transactions contemplated by the reorganization agreement. The parties have filed all necessary applications and notices with the applicable regulatory authorities. We cannot predict however, whether or when we will obtain the required regulatory approvals or whether any such approvals would have adverse conditions that would permit Interchange to terminate the reorganization agreement.
Appraisal Rights (page 31)
      As a Franklin shareholder, you have appraisal rights in connection with the merger. You may elect to dissent from the merger and exercise your appraisal rights by following the procedures set forth in Sections 17:9A-140 through 17:9A-145 of the New Jersey Banking Act of 1948, as amended, and receive the value of your shares of Franklin common stock in cash. For more information regarding your right to dissent from the merger, please read the section titled, “The Merger — Appraisal Rights,” beginning on page 31. We have also attached a copy of the relevant provisions of the New Jersey Banking Act as Appendix C to this proxy statement-prospectus.
Differences in the Rights of Shareholders (page 54)
      Interchange is a New Jersey corporation, subject to the provisions of the New Jersey Business Corporation Act. Franklin is a New Jersey state chartered bank, subject to the provisions of the New Jersey Banking Act and Franklin’s articles of incorporation and bylaws. In the merger, Franklin shareholders (other than dissenting shareholders) will exchange their shares of Franklin common stock for shares of Interchange common stock. Upon consummation of the merger, Franklin shareholders will become Interchange shareholders. The restated certificate of incorporation, as amended, and bylaws of Interchange, in addition to the New Jersey Business Corporation Act, will govern their rights as Interchange shareholders following the merger.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      Selected historical consolidated financial information for Interchange is set forth below. We are providing this information to aid you in your analysis of the financial aspects of the merger. Interchange derived the information in the following table from its historical consolidated financial information that has been included in its prior filings with the Securities and Exchange Commission. This information is only a summary, and you should read it in conjunction with Interchange’s consolidated financial statements and notes thereto contained in Interchange’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 and Annual Report on Form 10-K for the year ended December 31, 2004, which have been incorporated by reference into this document. Interchange derived the information for the years ended, and as of December 31, 2000 through December 31, 2004 from its historical audited financial statements for those fiscal years. Interchange derived the financial information for the six months ended, and as of, June 30, 2005 and June 30, 2004 from its unaudited financial statements. See “Where You Can Find More Information” on page 59. You should not rely on the information for the six months ended June 30, 2005 as indicating the results expected for the entire year. Management believes that all necessary adjustments have been made to present fairly the unaudited financial information shown. Management is not aware of any factors that materially affect the comparability of the following financial data among the periods shown. Amounts are in U.S. dollars.
Interchange Financial Services Corporation
Selected Consolidated Financial Information

						For the Six Months
	For the Year Ended December 31,					Ended June 30,

	2004	2003(1)	2002	2001	2000	2005	2004

	(Thousands, except per share data)
Income Statement Data:
Interest income	$66,100	$60,267	$56,500	$57,402	$55,621	$36,857	$31,669
Interest expense	13,654	13,874	17,478	23,444	24,227	9,808	6,199

Net interest income	52,446	46,393	39,022	33,958	31,394	27,049	25,470
Provision for loan losses	1,200	1,815	1,500	1,075	750	400	675

Net interest income after provision for losses	51,246	44,578	37,522	32,883	30,644	26,649	24,795
Non-interest income	11,457	10,645	6,514	5,578	4,381	4,670	5,207
Non-interest expense	36,008	31,239	25,063	22,873	21,177	18,334	17,715

Income (loss) before income taxes	26,695	23,984	18,973	15,588	13,848	12,985	12,287
Income tax expense	8,481	7,618	6,096	5,048	4,592	4,050	3,946

Net income (loss)	$18,214	$16,366	$12,877	$10,540	$9,256	$8,935	$8,341

Per Share Data(2):
Basic earnings per common share	$0.95	$0.92	$0.88	$0.72	$0.63	$0.47	$0.44
Diluted earnings per common share	0.94	0.91	0.86	0.72	0.63	0.46	0.43
Cash dividends declared	0.33	0.29	0.27	0.24	0.22	0.18	0.17
Special cash dividend	—	—	0.03	—	—	—	—
Book value per share	7.85	7.45	5.48	4.69	4.22	8.10	7.49
Weighted average shares outstanding Basic	19,124	17,724	14,714	14,667	14,715	19,134	19,131
Diluted	19,476	17,987	14,899	14,734	14,756	19,576	19,506
Balance Sheet Data:
Total assets	$1,464,141	$1,385,872	$936,332	$830,949	$770,244	$1,527,772	$1,403,690
Securities held to maturity and available for sale	388,729	452,060	252,512	193,902	161,354	361,217	379,932
Loans	934,181	796,581	615,641	581,323	560,879	1,019,987	883,266
Allowance for loan losses	9,797	9,641	7,207	6,569	6,154	9,945	9,788
Total deposits	1,246,138	1,156,798	815,672	726,483	668,860	1,258,154	1,186,838
Securities sold under agreement to repurchase	4,401	15,618	17,390	6,700	18,500	4,683	12,320
Short-term borrowings	24,600	46,491	—	18,100	13,000	43,450	16,525
Long-term borrowings	30,000	10,000	10,000	—	—	35,000	30,000
Total shareholder’s equity	150,155	143,193	80,680	68,233	61,984	155,190	143,217

						For the Six Months
	For the Year Ended December 31,					Ended June 30,

	2004	2003(1)	2002	2001	2000	2005	2004

	(Thousands, except per share data)
Selected Performance Ratios:
Return on average assets(3)	1.29%	1.35%	1.43%	1.31%	1.24%	1.20%	1.20%
Return on average shareholder’s equity(3)	12.54	13.54	17.35	16.06	16.18	11.77	11.61
Dividend payout	35.03	30.37	33.56	33.37	35.24	38.55	38.29
Avg. shareholders’ equity to avg. assets	10.25	9.95	8.27	8.13	7.64	10.23	10.36
Net yield on interest earning assets (taxable equivalent)(3)(4)	4.16%	4.29%	4.68%	4.49%	4.41%	4.09%	4.15%
Non-interest income to avg. total assets(3)	0.81	0.88	0.73	0.69	0.59	0.63	0.75
Non-interest expenses to avg. total assets(3)	2.54	2.57	2.79	2.83	2.83	2.47	2.55
Asset Quality Data:
Nonaccrual loans to total loans	0.98%	1.08%	0.97%	0.37%	0.25%	0.62%	0.74%
Nonperforming assets to total assets	0.63	0.63	0.66	0.34	0.21	0.06	0.07
Allowance for loan losses to nonaccrual loans	107.27	112.50	120.86	304.12	441.15	158.50	148.90
Allowance for loans losses to total loans	1.05	1.21	1.17	1.13	1.10	0.98	1.11
Net charge-offs to average loans	0.12	0.18	0.14	0.11	0.01	0.05	0.13
Liquidity and Capital Ratios:
Average loans to average deposits	72.63%	69.39%	78.21%	81.77%	82.81%	81.07%	74.42%
Total shareholders’ equity to total assets	10.26	10.33	8.62	8.21	8.05	10.16	10.20
Tier 1 leverage capital ratio	9.36	9.34	12.16	11.74	11.75	8.21	6.40
Tier 1 risk-based capital ratio	10.35	10.46	13.33	12.89	12.92	11.10	9.11
Total risk-based capital ratio	6.49	6.24	8.12	8.09	8.02	12.03	10.16

(1)	On April 30, 2003, Interchange completed its acquisition of Bridge View Bancorp (“Bridge View”). Bridge View’s primary asset was Bridge View Bank which operated eleven branches in Bergen County, New Jersey. At acquisition date Bridge View had approximately $291 million in total assets, $184 million in loans and $259 million in deposits without giving effect to any purchase accounting adjustments. Interchange’s results of operations include Bridge View from acquisition date. The transaction was accounted for as a purchase and the assets and liabilities of Bridge View were recorded at their respective fair values as of April 30, 2003. Based on the fair values, Interchange recorded purchase accounting adjustments related to: loans of $1.6 million; securities of $376 thousand; other assets of $1.9 million; other liabilities of $2.5 million; core deposit intangibles of $4.3 million and goodwill of $54.4 million.

(2)	All per share data and weighted average shares were restated to reflect a 3-for-2 stock split declared on May 23, 2002 and January 18, 2005 and paid on July 12, 2002 and February 18, 2005, respectively.

(3)	Percentages, for the six months ended June 30, 2005 and 2004 are annualized.

(4)	Net yield on interest earning assets (taxable equivalent) is calculated by dividing net interest income (on a fully taxable equivalent basis utilizing a 34% effective tax rate) by average interest earning assets. This measure represents a non-GAAP measurement and may not be consistently calculated throughout the industry. Management believes that this non-GAAP measurement provides a meaningful way to analyze the Company’s net interest income year over year and versus the industry.

						For the Six Months
	For the Year Ended December 31,					Ended June 30,

	2004	2003	2002	2001	2000	2005	2004

Net interest income	$52,446	$46,393	$39,022	$33,958	$31,394	$27,049	$25,470
Tax-equivalent basis adjustment	643	533	376	324	158	419	322

Net interest income (on a fully taxable equivalent basis)	$53,089	$46,926	$39,398	$34,282	$31,552	27,468	25,792

Average interest earning assets	$1,275,734	$1,093,373	$842,191	$764,218	$715,113	$1,342,899	$1,242,105
Net yield on interest earning assets (taxable equivalent)	4.16%	4.29%	4.68%	4.49%	4.41%	4.09%	4.15%

RISK FACTORS
      In addition to the other information included in or incorporated by reference into this document, including the matters addressed in “A Warning About Forward-Looking Information” beginning on page 11, you should carefully consider the matters described below in determining how to vote on the merger.

Because the merger consideration may remain fixed despite changes in the market value of Interchange common stock, Franklin shareholders will not know the value of the stock consideration that they are receiving until the date we consummate the merger.
      The reorganization agreement provides for a fixed number of shares of Interchange common stock to be issued in exchange for shares of Franklin common stock. The reorganization agreement does not provide for any automatic adjustment to the number of shares of Interchange common stock to be issued based upon decreases in the per-share value of Interchange common stock. Subject to certain conditions, the merger consideration may only be adjusted if the price of Interchange common stock fluctuates by a factor of 15% from the per-share price of $17.53, which is the agreed per-share value negotiated by the parties to be used in connection with establishing certain rights under the reorganization agreement. Within the 15% threshold, the reorganization agreement does not provide for any automatic adjustment to the number of shares of Interchange common stock to be issued based on fluctuations in the value of a share of Interchange common stock. If the price of Interchange common stock increases such that the Average Closing Price is more than $20.60 (an amount that is 15% higher than the per-share price of $17.53), then the per-share value of consideration to be received by Franklin shareholders will be limited to $24.72.
      For each outstanding share of Franklin common stock, Franklin shareholders will receive a number of shares of Interchange common stock based on an exchange ratio to be established at the effective time of the merger. The exchange ratio will be established based upon, among other things, the Average Closing Price, which for the purposes of the reorganization agreement will be the average closing price for a share of Interchange common stock as reported by the Nasdaq National Market for a 10 day valuation period ending on the fifth business day prior to the closing date. See “The Reorganization Agreement — Conversion of Franklin Common Stock.” Variations in the market price of Interchange common stock may result from changes in the business, operations or prospects of Interchange, market assessments of the likelihood that the merger will be consummated and the timing thereof, regulatory considerations, general market and economic conditions and other factors. Because of market fluctuations, the value of any shares of Interchange common stock that Franklin shareholders receive upon completion of the merger could be higher or lower than the value of those shares on the date of this document or the day of the Franklin special meeting.
      We urge you to obtain current market quotations for Interchange common stock. Interchange is quoted on the Nasdaq National Market under the symbol “IFCJ.”

There are uncertainties in integrating the business operations of Franklin with Interchange and in realizing enhanced earnings for the combined company.
      The merger involves the integration of companies that have previously operated independently. Successful integration of Franklin’s operations will depend primarily on Interchange’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. No assurance can be given that Interchange and Franklin will be able to integrate their operations without encountering difficulties, including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.
      The combined company’s results may be affected if:

•	the combination of the businesses of Interchange and Franklin takes longer, or is more difficult, time-consuming or costly to accomplish than expected;

•	the expected growth opportunities and cost savings from the merger are not fully realized or take longer to realize than expected;

•	economic conditions in Bergen or Essex Counties, New Jersey, the primary market areas of Interchange and Franklin, respectively, deteriorate or have an economic downturn; or

•	operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, are greater than expected.
      If any of these risks were to occur, then the business, operations and/or earnings of the combined company could be negatively affected.

Regulatory approvals may not be received, may take longer than expected or impose conditions which are not presently anticipated.
      The merger must be approved by the Board of Governors of the Federal Reserve System and the New Jersey Department of Banking and Insurance. The Federal Reserve and the New Jersey Department of Banking and Insurance will consider, among other factors, the competitive impact of the merger, the financial and managerial resources of Interchange, Interchange Bank and Franklin and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve and the New Jersey Department of Banking and Insurance will review capital adequacy, safety and soundness, and legal and regulatory compliance, including compliance with the Bank Secrecy Act and anti-money laundering laws.
      There can be no assurance as to whether the necessary regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

The reorganization agreement limits Franklin’s ability to pursue alternatives to the merger.
      The reorganization agreement contains provisions that limit Franklin’s ability to discuss competing third-party proposals to acquire all or a significant part of Franklin. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Franklin from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than the consideration proposed in the merger. These provisions might also result in a potential competing acquiror proposing to pay a lower per-share price to acquire Franklin than it might otherwise have proposed to pay.
A WARNING ABOUT FORWARD-LOOKING INFORMATION
      Interchange and Franklin each have made forward-looking statements in this document, and in certain documents that we refer to in this document, that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of each respective company’s management, and on information currently available to them. Forward-looking statements include the information concerning possible or assumed future results of operations of Interchange and/or Franklin set forth under “Summary,” “The Merger — Background of the Merger,” “— Reasons for the Merger,” and “— Effects of the Merger,” and statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.
      In particular, Interchange and Franklin each have made statements in this document regarding statements of the benefit of the merger, including future financial and operating results, cost savings, enhancements, revenues, accretions and reported earnings that may be realized from the merger, statements about Interchange’s and Franklin’s plans, expectations, and intentions and other statements that are not historical facts. With respect to estimated cost savings, Interchange has made certain assumptions regarding, among other things, the extent of operational overlap between Interchange and Franklin, the amount of general and administrative expense consolidation, costs relating to converting Franklin’s bank operations and data processing to Interchange’s systems and the costs related to the merger. The realization of cost savings are subject to the risk that the foregoing assumptions are not accurate.

      Moreover, any statements in this document regarding the anticipated effect of the merger and anticipated performance in future periods are subject to risks relating to, among other things, the following:

•	the business of Interchange and Franklin may not be combined successfully, or the combination may take longer or be more difficult, time consuming or costly to accomplish than expected;

•	the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;

•	the merger may not be consummated because of, among other things, the failure to obtain required shareholder or governmental approvals, or the imposition of adverse regulatory conditions in connection with governmental approvals of the merger;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, so as to further compress margins and adversely affect net interest income;

•	Interchange or Franklin may experience adverse changes to credit quality; and

•	Interchange or Franklin may experience increased competition from other financial services companies in their market.
      Management of Interchange and Franklin believe these forward-looking statements are reasonable; however, you should not place undue reliance on such forward-looking statements, which are based on current expectations.
      Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of Interchange following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Interchange’s and Franklin’s ability to control or predict. For those statements, Interchange and Franklin claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
      From time to time, Interchange details other risks with respect to its business and/or financial results in press releases and filings with the Securities and Exchange Commission. We urge you to review the risks described in such releases and filings before voting on the merger agreement.
THE FRANKLIN SPECIAL MEETING
General
      This proxy statement-prospectus is being furnished to Franklin shareholders in connection with the solicitation of proxies by the Franklin board of directors to approve and adopt the reorganization agreement, the merger agreement and the merger.
Date, Time and Place
      The Franklin special meeting is scheduled to be held on Thursday, September 29, 2005 at 9:00 a.m. at the main office of Franklin, 277 Franklin Avenue, Nutley, New Jersey 07110.

Purpose of the Franklin Special Meeting
      At the Franklin special meeting, shareholders of Franklin will be asked to consider and vote on:

•	the approval and adoption of the reorganization agreement, the related merger agreement and the merger; and

•	any other matters that may properly be brought before the meeting.
Record Date; Voting Rights; Quorum; Required Vote
      Only holders of record of Franklin common stock at the close of business on August 25, 2005, the record date for the Franklin special meeting, are entitled to receive notice of and to vote at the special meeting or at any adjournment or postponement of the special meeting. On the record date, 1,079,175 shares of Franklin common stock were outstanding, excluding shares held in treasury, and were held by approximately 417 holders of record.
      Each share of Franklin common stock is entitled to one vote per share on any matter that properly comes before the special meeting. Holders of a majority of the issued and outstanding shares of Franklin common stock entitled to vote must be present at the special meeting, in person or by proxy, to constitute a quorum to transact business at the special meeting.
      Approval and adoption of the reorganization agreement, the merger agreement and the merger requires the affirmative vote of two-thirds of the outstanding shares of the common stock of Franklin.
Share Ownership
      On the Franklin record date, the Franklin directors beneficially owned an aggregate of 367,555 shares of Franklin common stock, or approximately 34.1% of the shares of such stock then outstanding. These directors have entered into an agreement with Interchange whereby they agreed to vote all of the shares of Franklin common stock beneficially owned by them in favor of the approval and adoption of the reorganization agreement. See “The Merger — Agreements with Directors of Franklin.”
      None of the directors of Interchange, or their affiliates, owned any shares of Franklin common stock as of the record date.
Recommendations of the Franklin Board of Directors
      The Franklin board of directors unanimously approved and adopted the reorganization agreement.
      The Franklin board of directors believes that the reorganization agreement and the merger is fair to and in the best interests of Franklin and its shareholders. Accordingly, the Franklin board of directors unanimously recommends that Franklin shareholders vote “FOR” approval and adoption of the reorganization agreement, the merger agreement and the merger.
Voting and Revocation of Proxies; Shares Held in Street Name
      Franklin shareholders may vote their Franklin shares by attending the Franklin special meeting and voting their shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope to Franklin in a timely manner. If you vote by proxy, your proxy will be voted in accordance with the instructions you indicate on the proxy card, unless you revoke your proxy prior to the vote. If a written proxy card is signed by a Franklin shareholder and returned without instructions, the shares represented by the proxy will be voted “FOR” the approval and adoption of the reorganization agreement, the merger agreement and the merger.
      Do not forward your Franklin stock certificates with your proxy card.
      Franklin shareholders may revoke any proxy that they give at any time before it is used to cast their vote. To revoke a proxy, a Franklin shareholder must either file a written notice of revocation with Franklin or deliver a properly executed proxy with a later date to the Franklin Corporate Secretary. Simply attending the

Franklin special meeting will not automatically revoke your proxy. The Franklin Corporate Secretary will be in attendance at the Franklin meeting and, prior thereto, can be reached at the following address:

Franklin Bank
277 Franklin Avenue
Nutley, New Jersey 07632
Attention: Thomas Lupo, Corporate Secretary
Phone No.: 973-284-1777
      Election judges appointed for the special meeting will tabulate the votes cast by proxy or in person at the Franklin meeting. The election judges will determine whether a quorum is present. The election judges will treat abstentions and “broker non-votes” as shares that are present and entitled to vote for purposes of determining a quorum where (1) proxies are marked as abstentions, (2) Franklin shareholders appear in person but abstain from voting, or (3) a broker indicates on proxy that it does not have discretionary authority regarding certain shares.
      Franklin shareholders who hold their Franklin shares in “street name,” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares how to vote their shares or obtain a proxy from the record holder to vote at the Franklin special meeting.
      Franklin is not aware of any matters that will come before the special meeting other than the vote on the reorganization agreement, the merger agreement and the merger. If any other matters properly come before the Franklin meeting, the person named on the enclosed proxy card will have the discretion to vote on those matters using his best judgment, unless you specifically withhold that authorization when you complete your proxy card.
Solicitation of Proxies and Expenses
      Franklin may use its directors, officers and employees to solicit proxies. These people will not receive any additional compensation for their services, but will be reimbursed for their out-of-pocket expenses. Franklin will bear the cost of assembling and mailing this proxy statement-prospectus and other materials furnished to shareholders of Franklin. It will also pay all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of Franklin, mail material to, or otherwise communicate with, beneficial owners of the shares held by them. Interchange will pay all expenses incident to the registration of the Interchange common stock to be issued in connection with the merger. Franklin and Interchange will bear and pay all direct costs and expenses incurred by, or on behalf of, the party in question.
THE MERGER
      The detailed terms of the merger are contained in the reorganization agreement attached as Appendix A to this proxy statement-prospectus. The following discussion and the discussion under “The Reorganization Agreement” describe the more important aspects of the merger and all of the material terms of the reorganization agreement. These descriptions are qualified by reference to the reorganization agreement. We encourage you to read the reorganization agreement carefully.
General
      The boards of directors of Interchange and Franklin have unanimously approved the reorganization agreement, providing for the merger of Franklin with and into Interchange Bank, a wholly-owned subsidiary of Interchange. Interchange Bank will be the surviving entity in the merger. Upon completion of the merger, the separate corporate existence of Franklin will end. We expect to complete the merger in the fourth quarter of 2005. As a result of the merger, each share of Franklin common stock outstanding at the effective time of the merger will be converted into the right to receive 1.2264 shares of Interchange common stock (which we refer to in this document as the “exchange ratio”), subject to adjustment as set forth in the reorganization agreement and as described in more detail under “The Reorganization Agreement.”

Background of the Merger
      From time to time, Franklin has been the recipient of unsolicited indications of interest regarding potential business combination transactions. Although Franklin has generally evaluated the indications of interest it has received, its board of directors in the past has concluded that it was in the best interests of Franklin and its shareholders that Franklin continue to implement its strategic plan and remain as a stand-alone, independent financial institution.
      In early fall of 2004, an individual investor informally approached representatives of Franklin regarding a potential buyout of Franklin’s shareholders. The investor’s interest was discussed by the board of directors of Franklin, but the parties did not engage in substantive negotiations at that time. However, as a result of this expression of interest, and combined with the Franklin board’s view of the positive merger and acquisition environment in effect and the challenges facing Franklin in growing its franchise, the Franklin board determined to retain a financial advisor to review its strategic alternatives. In November 2004, Franklin engaged MB&R to review the unsolicited proposal and to advise the board on Franklin’s strategic alternatives. Franklin’s board of directors also authorized its Executive Committee, consisting of Ms. Cancelosi and Messrs. Cocco, Geltrude, Lupo, Olivo and Piro, to oversee the process.
      In mid-November, representatives of MB&R met with Franklin’s board of directors to review the unsolicited proposal and Franklin’s strategic alternatives. As a result of that review, in early December, Franklin entered into an expanded retainer agreement with MB&R, providing for MB&R to solicit other potential indications of interest, to analyze the initial unsolicited indication and to analyze Franklin’s strategic alternatives.
      Prior to authorizing MB&R to solicit indications of interest, members of Franklin’s Executive Committee directly approached two financial institution holding companies through personal contacts. Although members of the Executive Committee began preliminary discussions with one of the entities, those negotiations broke off in early 2005.
      In early 2005, Franklin’s Executive Committee authorized MB&R to solicit indications of interest from potential purchasers. In February and March of 2005, MB&R signed confidentiality agreements with several financial institutions, including Interchange, and provided those interested institutions with information concerning Franklin. In early March, Interchange delivered to Franklin a written indication of interest for a proposed business combination.
      At an Executive Committee meeting on March 10, 2005, MB&R reviewed with the Executive Committee the Interchange indication of interest and the status of its discussions with other potentially interested parties. At this meeting, MB&R was instructed, along with members of the Executive Committee, to continue to negotiate the terms of Interchange’s indication of interest. Over the next several weeks, representatives of the Executive Committee and MB&R negotiated potential terms with representatives of Interchange and its financial advisors. In mid-April 2005, Interchange presented MB&R with a revised indication of interest.
      At an April 28, 2005 meeting of the Franklin board of directors, members of the Executive Committee and representatives of MB&R reviewed with the Franklin board the solicitation process undertaken on behalf of Franklin, the terms of Interchange’s revised indication of interest and MB&R’s evaluation of the financial terms of Interchange’s indication. MB&R also reviewed with Franklin’s board of directors financial information regarding Interchange and presented a valuation analysis of Franklin. Based on this analysis, the Franklin board authorized the Executive Committee to permit Interchange to conduct a due diligence review of Franklin and for the Executive Committee, along with its advisors, to attempt to negotiate a definitive business combination agreement with Interchange.
      During May and June of 2005, the Executive Committee and its advisors conducted a due diligence review of Interchange, Interchange and its advisors performed a due diligence review of Franklin, and the two parties negotiated the terms of the definitive reorganization agreement.

      On June 23, 2005, the board of directors of Franklin met to review the final terms of the proposed business combination transaction with Interchange and the proposed reorganization agreement. At this meeting, MB&R updated and confirmed its economic analysis of the proposed transaction, and rendered its opinion to the Franklin board that the proposed merger consideration was fair, from a financial point of view, to the shareholders of Franklin. At the conclusion of the meeting, and based upon the factors which will be discussed below, the Board approved the proposed transaction with Interchange, authorized the Executive Committee to complete the reorganization agreement and authorized and directed Mr. Thomas Lupo to execute the reorganization agreement on behalf of Franklin.
      On June 23, 2005, the Interchange board met to review the proposed terms of the merger pursuant to which Interchange would issue 1.2264 shares of Interchange common stock for each share of Franklin common stock subject to adjustment as set forth in the reorganization agreement. At this special meeting of the board of directors, the board discussed the terms of the offer and a representative from RBC Capital Markets reviewed the proposed financial terms of the merger and information regarding Franklin and its financial performance. RBC Capital also delivered to the board of directors its opinion as to the fairness of the proposed merger consideration to Interchange from a financial point of view. In addition, the board reviewed and discussed the terms of the proposed definitive reorganization agreement. Based on a review and consideration of the terms and conditions of the proposed merger, and based upon the opinions and advice of Interchange’s advisors, the Interchange board of directors determined that entering into the merger transaction with Franklin was in the best interests of Interchange and its shareholders.
      The reorganization agreement was executed by the parties on June 23, 2005, and the merger was announced at the opening of the market on June 24, 2005.
Reasons for the Merger
      In the course of its deliberations on the proposed transaction with Interchange, the board of directors of Franklin consulted with its legal counsel with respect to its legal duties and the terms of the reorganization agreement. Franklin’s board of directors consulted with its financial advisor with respect to the financial aspects of the transaction and fairness of the merger consideration from a financial point of view, and with senior management regarding, among other things, operational matters.
      The following discussion of the information and factors considered by Franklin’s board of directors is not intended to be exhaustive. It does include all material factors considered by the board. In reaching its decision to approve the reorganization agreement, Franklin’s board of directors considered the following:

•	The financial terms of the transaction, including the implied value (based upon Interchange’s market price at the time the reorganization agreement was executed). In addition, the Board considered the dividend income and additional liquidity that would be available to Franklin shareholders through Interchange common stock;

•	that Franklin and Interchange serve contiguous market areas with similar communities, and that the expanded reach of the combined company will benefit existing customers and make the combined company a more effective competitor for potential new customers;

•	that Interchange offers a broader range of products and services and the merger will provide Franklin’s customers with access to these products and services;

•	the strength of Interchange’s management and similarity of the commitment to the community and operating philosophies of Franklin;

•	the opinion of MB&R, that, as of June 23, 2005, the exchange ratio, including all potential adjustments thereto as provided for in the reorganization agreement, was fair to the Franklin shareholders from a financial point of view;

•	other terms of the reorganization agreement, including the tax free nature of the exchange of Franklin stock for Interchange common stock; and

•	based upon Interchange’s recent history of regulatory applications, the likelihood that the merger would be approved by appropriate regulatory authorities.
      All business combinations, including the merger, also include certain risks and disadvantages. The material potential risks and disadvantages to Franklin’s shareholders identified by Franklin’s board and management include the following material matters, the order of which does not necessarily reflect their relative significance:

•	the termination fee provided for in the reorganization agreement and certain other provisions of the reorganization agreement might discourage third parties from seeking to acquire Franklin, in light of the fact that Interchange was unwilling to enter into the reorganization agreement absent such provisions;

•	the exchange ratio is generally fixed, thus rendering Franklin’s shareholders subject to the risk of limited declines in the market place of Interchange common stock.
      In reaching its determination to approve and recommend the reorganization agreement, the Franklin board did not assign any relative or specific weights to any of the foregoing factors, and individual directors may have weighed factors differently.
      In evaluating all of these factors, the Franklin board unanimously recommends that Franklin shareholders vote “FOR” approval and adoption of the reorganization agreement.
Effects of the Merger
      Among the reasons why the Interchange and Franklin boards of directors have recommended approval and adoption of the reorganization agreement and the merger is their belief that, over the long-term, the merger will be beneficial to Interchange shareholders, including Franklin shareholders who become Interchange shareholders following completion of the merger. Interchange believes that one of the potential benefits of the merger is that the cost savings that may be realized by combining the two companies will enhance Interchange’s earnings.
      Interchange currently expects to reduce expenses by eliminating areas where there are redundancies, such as insurance, data-processing systems, audits, and by combining certain support and other functions after the merger. Interchange believes that it will achieve cost savings based on the assumption that it will be able to:

•	reduce external data processing costs;

•	achieve economies of scale in advertising and marketing budgets;

•	achieve savings through reduction or elimination of items such as insurance premiums, and investor relations expenses; and

•	reduce compensation and benefits costs due to the elimination of certain duplicative employee functions.
      These estimates are based on Interchange’s present assessment of where savings could be realized based upon the present independent operations of the two companies. The actual savings in some or all of these areas could be higher or lower than currently expected.
      Interchange also anticipates that the merger will present significant revenue enhancement opportunities for the combined entity. These opportunities result from, among other factors:

•	an increased ability to offer a wider variety of banking products and services;

•	the ability to generate increased loan and fee income from Interchange Bank and Franklin customers as a result of the higher lending limits available to the combined entity; and

•	the potential to increase overall market share in the communities presently served by Interchange Bank and Franklin as a result of the wider range of products and services to be offered through the combined entity.
      Interchange has agreed to appoint four of the current Franklin directors to the Essex County Advisory Board, an advisory committee that will assist Interchange’s board of directors in developing the business of Interchange in Essex County, New Jersey following the merger. For more information about the individuals to be appointed to the Essex County Advisory Board following the completion of the merger, see “— Interests of Certain Directors, Executive Officers and Shareholders in the Merger.”
Opinion of Franklin’s Independent Financial Advisor
      On June 23, 2005, MB&R, Franklin’s financial advisor, delivered its oral opinion to the board of directors of Franklin, that as of that date, the merger consideration to be received by Franklin shareholders was fair from a financial point of view. The oral opinion was subsequently confirmed in writing and is attached to this document as Appendix B.
      Pursuant to the reorganization agreement, Franklin shareholders will receive 1.2264 shares of Interchange common stock in exchange for each share of Franklin common stock. The exchange ratio is subject to adjustment according to a defined collar. The aggregate stock consideration will generally not exceed 1,323,575 shares of Interchange common stock, unless adjusted due to Interchange declaring a stock dividend, stock split or similar transaction prior to the effective date of the merger. All holders of Franklin stock options, assumed to be immediately vested upon the effective date, will receive the difference between $21.50 and the option exercise price in cash. The aggregate amount of stock consideration using Interchange’s closing market price of $17.80 on June 23, 2005, the day before the reorganization agreement was announced, equates to a value of approximately $23,558,390. The aggregate amount of cash consideration pursuant to outstanding options as of the date of this opinion is approximately $1,142,224. This equates to a total transaction value, on this basis, of approximately $24,700,614.
      The opinion of MB&R as to the fairness of the merger consideration was based on a number of factors, including the following:

•	an analysis of the historical and projected future contributions to taxable recurring earnings by the parties;

•	an analysis of the possible future earnings per share for the parties on both a combined and a stand-alone basis using the purchase method of accounting;

•	consideration of the anticipated dilutive or accretive effects of the prospective transaction on future earnings per share equivalent of Interchange;

•	consideration of the prospects for the parties to achieve certain operational cost savings as a result of the transaction;

•	consideration of the total equity capitalization, the tangible equity capitalization, the current risk based capital adequacy and the projected adequacy thereof for the combined company;

•	the composition of loan portfolios and the methodology of creating reserves for loan and lease losses used by the parties;

•	respective management opinions of the apparent adequacy of the reserves for loan and lease losses, as of a point in time for each of the parties;

•	the apparent relative asset quality of the respective loan portfolios as disclosed by the parties;

•	a review of the composition and maturity structure of the deposit bases of each of the parties;

•	consideration of the liquidity position and liquidity strategy being pursued by each of the parties;

•	analysis of the historical trading range, trading patterns, institutional ownership, and apparent relative liquidity of the common shares of Interchange; and

•	contemplation of other factors, including certain intangible factors.
      With respect to the pending merger with Interchange, MB&R participated directly and indirectly in negotiations during the months of March through June 2005. MB&R participated in the due diligence process during May 2005 and presented its findings to the board of directors on June 23, 2005. On June 23, 2005, MB&R issued its oral fairness opinion to the Franklin board of directors that the total merger consideration to be received from Interchange was fair to Franklin shareholders.
      MB&R was retained based on its qualifications and experience in the financial analysis of financial services holding companies, banking and thrift institutions generally, its knowledge of the New Jersey banking market in particular and of the Eastern United States banking markets in general, as well as its experience with merger and acquisition transactions involving financial institutions. As a part of its investment banking business, MB&R is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and in connection with its equity brokerage business, which specializes in the securities of financial institutions. MB&R publishes proprietary earnings estimates and equity research reports on numerous financial institutions. MB&R publishes an earnings estimate for Interchange and covers the company from a research perspective. In the ordinary course of its business as a broker-dealer, MB&R may, from time to time, purchase securities from and sell securities to Interchange and as a market maker in securities, MB&R and/or certain of its employees may, from time to time, have a long or short position in, and buy or sell debt or equity securities of Interchange for their own accounts or for the accounts of customers of MB&R. MB&R acts as a market maker in Interchange common stock and from time to time has provided Interchange with financial advisory services for which MB&R has received fees.
      The full text of MB&R’s opinion, which sets forth assumptions made, matters considered and limits on the review undertaken by MB&R is attached to this document as Appendix B. MB&R urges Franklin shareholders to read both the opinion in its entirety and this document in its entirety. The opinion of MB&R is directed to the fixed aggregate number of shares of Interchange common stock that may be exchanged for shares of Franklin common stock and the aggregate amount of cash that may be exchanged for outstanding options to purchase shares of Franklin common stock. The opinion of MB&R does not constitute a recommendation to any holder of Franklin common stock as to how such holder should vote at the Franklin shareholders’ meeting. The summary of the opinion and the matters considered in MB&R’s analysis set forth in this document are qualified in their entirety by reference to the text of the opinion itself. The opinion is necessarily based upon conditions as of the date of the opinion and upon information made available to MB&R through the date of the opinion. In terms of the analytical process followed, no limitations were imposed by the Franklin board upon MB&R with respect to the investigations made, matters considered or procedures followed in the course of rendering the opinion.
      In arriving at its opinion, MB&R considered the following:

•	the draft reorganization agreement by and between Franklin and Interchange presented to the Franklin Board at its meeting of June 23, 2005;

•	Franklin’s annual reports to shareholders for 2004, 2003 and 2002;

•	Franklin’s call reports for the years ended 2004, 2003 and 2002;

•	Franklin’s internal financial statements as provided by management for the trailing four quarters through March 31, 2005;

•	Interchange’s annual reports to shareholders for 2004, 2003 and 2002;

•	Interchange’s annual reports on Form 10-K for 2004, 2003 and 2002;

•	Interchange’s quarterly reports on Form 10-Q for the trailing four quarters through March 31, 2005;

•	discussions relating to the business, earnings expectations, assets, liabilities, reserves for loan and lease losses and general prospects of the respective companies;

•	the recent historical record of reported prices, trading volume and trading patterns for Interchange;

•	the recent historical record of cash and stock dividend payments for Interchange;

•	holding company and bank board minutes for Interchange for 2004;

•	discussions with certain members of the senior management of Franklin concerning the past and current results of operations of Franklin, its current financial condition and management’s opinion of its future prospects;

•	discussions with certain members of the senior management of Interchange concerning the past and current results of operations of Interchange, its current financial condition and management’s opinion of its future prospects;

•	anecdotal information, supplemented by the analysis of certain available demographic data, the current state of and future prospects for the economy of New Jersey generally and the relevant market areas for Franklin and Interchange in particular; and

•	such other studies and analyses as MB&R considered appropriate under the circumstances associated with this particular transaction.
      MB&R’s opinion takes into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the financial services industry generally. For purposes of rendering its opinion, MB&R has assumed and relied upon the accuracy and completeness of the information provided to it by Franklin and Interchange and does not assume any responsibility for the independent verification of such information. In the course of rendering its opinion, MB&R has not completed any independent valuation or appraisal of any of the assets or liabilities of either Franklin or Interchange and has not been provided with such valuations or appraisals from any other source. With respect to any forecasts considered by MB&R in the course of rendering its opinion, MB&R has assumed without independent verification that such forecasts have been reasonably prepared to reflect the best currently available estimates and judgments of the parties making such forecasts.
      The following is a summary of the material analyses employed by MB&R in connection with rendering its opinion. Given that it is a summary, it is not a complete and comprehensive description of all the analyses performed, or an enumeration of all the matters considered by MB&R in arriving at its opinion. The preparation of a fairness opinion is a complicated process, involving a determination as to the most appropriate and relevant methods of financial analysis and the application of those methods to the circumstances associated with a specific transaction. Therefore, such an opinion is not readily susceptible to a summary description. In arriving at its fairness opinion, MB&R did not attribute any particular weight to any one specific analysis or factor considered by it and made a number of qualitative as well as quantitative judgments as to the significance of each analysis and factor. Therefore, MB&R recommends that its analyses must be considered as a whole and feels that attributing undue weight to any single analysis or factor considered could create a misleading or incomplete view of the process leading to the formation of its opinion. In its analyses, MB&R has made certain assumptions with respect to banking industry performance, general business and economic conditions and other factors, many of which are beyond the control of management of Franklin, Interchange and MB&R. Any estimates, which are referred to in MB&R’s analyses, are not necessarily indicative of actual values or predictive of future results or values. Future results and values may vary significantly from any estimates set forth.

Fluctuating Value of Stock Portion of Consideration
      The exchange ratio at which Franklin shareholders will exchange Franklin common stock for Interchange common stock is fixed at 1.2264, subject to downward adjustment if the average closing market price of Interchange common stock at the end of the defined valuation period is above $20.16. Consequently, the total value of the stock portion of the consideration will fluctuate with fluctuations in the price of Interchange common stock up until the time of closing. MB&R analyzed potential total transaction values for Franklin using various average closing prices for Interchange according to the defined collar. The following table illustrates these potential transaction values in the aggregate, with the total transaction value for any given Interchange market price inclusive of the cash economic value of outstanding option shares.
Potential Aggregate Transaction Values to be Received by Franklin Shareholders

			Stock Portion	Cash Portion	Cash Portion	Total
% Change	Interchange	Exchange	Value per	Value per	Value per Share	Transaction
Interchange Stock Price	Stock Price	Ratio	Share	Share (Fill)	(Options)	Value

+20%	$21.04	1.1751	$24.72		$21.50	$27,819,430

			Ceiling
+15%	$20.16	1.2264	$24.72		$21.50	$27,819,430
+10%	$19.28	1.2264	$23.65		$21.50	$26,664,713
Peg	$17.53	1.2264	$21.50		$21.50	$24,344,487
-10%	$15.78	1.2264	$19.35		$21.50	$22,024,260
-15%	$14.90	1.2264	$18.27		$21.50	$20,858,751

			Floor
-20% Double Trigger Walk & Fill Active	$14.02	1.2264	$17.19	$1.08	$21.50	$20,858,751
-20% Double Trigger Walk Not Active	$14.02	1.2264	$17.19		$21.50	$19,693,242
-25% Absolute Walk Trigger	$13.15	1.2264	$16.13		$21.50	$18,549,317
      The examples above are illustrative only. The value of the merger consideration that you actually receive will be based on the Average Closing Price of Interchange common stock prior to completion of the merger.
      Shares outstanding of 1,079,175 were used for Franklin for the above calculations, in addition to outstanding options to purchase Franklin shares of 97,626 at a weighted average strike price of $9.80. The stock portion of the final total transaction value will be based upon the Average Closing Price of Interchange common stock for a ten (10) consecutive trading day period through the determination date as defined in the reorganization agreement. Therefore, if the Average Closing Price of Interchange common stock is above $17.53 at the end of the valuation period, the total stock value per share of Franklin common stock will be greater than $21.50, up to a maximum stock value per share of $24.72. If the average closing price of Interchange common stock is less than $17.53, the total stock value per share of Franklin common stock will be less than $21.50. If the average closing price for Interchange common stock is less than $14.90 and Interchange common stock underperforms a bank peer index, as defined in the reorganization agreement, by at least 15%, Franklin has the right to terminate the transaction. In the event Franklin elects to terminate, Interchange will have the option to supplement the resultant stock value per share with cash to reach a value of $18.27 per share of Franklin common stock. Both conditions for termination must be met and Interchange must elect to supplement the merger consideration with cash in order for Franklin shareholders to receive a per share value of $18.27. If both conditions are not met, Franklin shareholders will receive less than $18.27 per share. In order to limit the downside risk to Franklin shareholders, Franklin will also have the right to terminate the transaction in the event that the Average Closing Price for Interchange common stock on Nasdaq during the ten day trading period through the determination date is less than $13.15. At this level, Franklin shareholders would receive a stock value per share of approximately $16.13. In all cases, the consideration for each outstanding option as of the date of closing will be $21.50 minus the exercise price of the option in cash. The cash value of the consideration will not fluctuate. As of August 25, 2005, a date proximate to the date of this document, Interchange’s closing price was $17.62, equating to a stock value per share of $21.61 (1.2264 x $17.62) and an aggregate transaction value of $24,463,196.

Discounted Earnings Stream and Terminal Value Analysis
      MB&R conducted an analysis that estimated the present value of a future stream of after-tax earnings of Franklin through December 31, 2009, utilizing various assumptions and earnings projections provided by Franklin management, in order to value the company on a stand-alone basis going forward. The purpose of this analysis is to compare the discounted present values at the end of five years with the per share consideration value of the merger. In evaluating Franklin’s projected earnings stream, MB&R assumed a 25% tax rate beginning in 2005 and a full tax rate of 34% beginning in 2006 through 2009. The net income assumptions for Franklin, on this basis, were as follows:

	2005	2006	2007	2008	2009

Net Income (000)	$1,109	$1,140	$1,313	$1,508	$1,736
      To approximate the terminal value of Franklin common stock at December 31, 2009, MB&R applied a range of price/earnings multiples, focusing on 16.0x to 20.0x. The earnings stream was then discounted to present values using a range of discount rates, focusing on 9.0% to 11.0%. A discount rate is applied to future earnings streams, consisting of essentially a risk-free rate of return, such as the 10 year treasury bond, plus an additional 2.0% to 5.0% to account for the uncertainty of cash flows. The lower the discount rate, the higher the present value; the higher the discount rate, the lower the present value. MB&R’s analysis produced the following results:

	Price/ Earnings Multiple

	16.0x	17.0x	18.0x	19.0x	20.0x

Discount Rate
9.0%	$16.64	$17.68	$18.72	$19.76	$20.80
10.0%	$15.90	$16.89	$17.88	$18.88	$19.87
11.0%	$15.19	$16.14	$17.09	$18.04	$18.99
      The resulting calculated values across the range of price/earnings multiples and discount rates, as illustrated in the above table, range from $15.19 to $20.80. Utilizing the peg price of $17.53 and the fixed exchange ratio of 1.2264, the implied per share stock value in the merger is $21.50. This value falls outside the high end of the range of calculated values for Franklin on a stand-alone basis, suggesting that Franklin shareholders’ interests are better served by completing the proposed transaction than they might be remaining independent based on the assumptions used. As of August 25, 2005, a date proximate to the mailing of this document, the implied per share stock value in the merger is $21.61, using a closing market price of $17.62 for Interchange common stock. This value also falls outside the high end of the range of calculated values for Franklin on a stand-alone basis.
      MB&R emphasizes that terminal value analysis is a widely used valuation methodology, but the results of such methodology are dependent upon the numerous assumptions made. The results of such analysis may not be indicative of actual values or future results.

Analysis of Comparable Transactions
      MB&R is reluctant to place excessive emphasis on the analysis of comparable transactions as a valuation methodology due to what it considers to be inherent limitations of the application of the results to specific cases. MB&R believes that this analysis frequently fails to adequately take into consideration such factors as:

•	differences in the underlying capitalization of the comparable institutions which are being acquired;

•	differences in the historic earnings (or loss) patterns recorded by the compared institutions which can depict a very different trend than might be implied by examining only recent financial results;

•	failure to exclude non-recurring profit or loss items from the last twelve months’ earnings streams of target companies which can distort apparent earnings multiples;

•	differences in the form or forms of consideration used to complete the transaction; and

•	such less accessible factors as the relative population, business and economic demographics of the acquired entities’ markets as compared or contrasted to such factors for the markets in which comparable companies are doing business.
      With these reservations in mind, MB&R nonetheless examined statistics associated with other merger and acquisition transactions. The following criteria was utilized to create the sample:

•	commercial banks with less than $300 million in total assets;

•	announcement dates of January 1, 2004 through June 17, 2005; and

•	northeast and southeast regions of the United States.
      The above criteria generated a list of 67 transactions. MB&R further culled the list to examine characteristics of transactions in which the target companies were located in the Mid-Atlantic region and transactions in which the target companies had only one branch location in the Northeast and Southeast regions. The transactions for the Mid-Atlantic region for which financial data was available are as follows:

		Seller	Date	Deal Value
Buyer	Seller	State	Announced	($M)

FNB Corp.	Northeast Bancshares	PA	04/25/2005	15.5
Hudson Valley Holding Corp.	New York National Bank	NY	12/23/2004	13.4
Center Bancorp, Inc.	Red Oak Bank	NJ	12/17/2004	27.0
Sterling Financial Corp.	Pennsylvania State Banking Co.	PA	06/14/2004	47.3
Texas Country Bancshares	Clarity Holdings, Inc.	NY	05/27/2004	5.0
Leesport Financial	Madison Bancshares	PA	04/16/2004	40.7
Community Bank System	First Heritage Bank	PA	01/06/2004	73.9
      The transactions for the one branch sellers in the Northeast and Southeast regions for which financial data was available are as follows:

		Seller	Date	Deal Value
Buyer	Seller	State	Announced	($M)

BancorpSouth Inc.	Premier Bancorp, Inc.	TN	09/17/2004	37.1
Bank of the South	Academy Bank	TN	12/10/2004	13.0
Capitol Bancorp	Peoples State Bank	GA	01/05/2005	1.4
Center Bancorp	Red Oak Bank	NJ	12/17/2004	27.0
Crescent Banking Co.	Futurus Financial Services	GA	08/19/2004	10.0
Enterprise Banking Co.	Dorsey State Bank	GA	07/07/2004	2.6
First National Bankshares of FL	First Bradenton Bank	FL	06/30/2004	8.3
GB&T Bancshares, Inc.	FNBG Bancshares	GA	10/01/2004	26.5
Heritage First Bancshares, Inc.	Dekalb Bancshares, Inc.	AL	04/14/2005	4.4
Liberty Bancshares, Inc.	TrustBanc Financial Group, Inc.	AR	12/03/2004	28.0
LSB Financial	Village Financial Corp.	NH	04/06/2005	18.3
Security Bank Corp.	SouthBank	GA	01/19/2005	33.0
Texas Country Bancshares	Clarity Holdings, Inc.	NY	05/27/2004	5.0

      The table that follows illustrates the resultant median multiples on customary measures of transaction value and compares them to the proposed merger between Interchange and Franklin. MB&R assumed a transaction value of $21.50 per share for Interchange and Franklin:
Transaction Multiples
Transactions Announced Later than 1/1/04 through 6/17/05

		Median	Median		Median
	Median	Price/Trailing	Price/Tang.	Median	Franchise
	Deal Value	12 Months	Book Value	Price/Assets	Prem./Core
	($M)	Earnings (x)	(%)	(%)	Deps. (%)

Northeast & Southeast Regions(67)	20.8	25.56	219.90	19.59	14.39
Mid-Atlantic(7)	33.9	27.63	228.97	22.62	18.61
One Branch Sellers Northeast & Southeast Regions(13)	15.7	33.64	221.32	24.72	22.73
Interchange/ Franklin	24.4	36.50	241.29	30.88	23.26
      The transaction multiples for price to trailing 12 months earnings, price to tangible book value, price to assets and franchise premium to core deposits for the proposed merger between Interchange and Franklin exceed the medians for these values for the Northeast and Southeast group of transactions, the Mid-Atlantic group of transactions and the group of One Branch Sellers. Financial data as of December 31, 2004 was used for Franklin and full year earnings for 2004 were adjusted to reflect tax liabilities at a 34% rate. During 2004, Franklin’s reported earnings were not subject to taxation, as Franklin utilized net operating loss carry forwards.
      To gain additional perspective, MB&R also compared the underlying financial characteristics of the target companies in each group to Franklin:
Selected Financial Data for Target Companies at Time of Announcement
Transactions Announced Later than 1/1/04 through 6/17/05

		Median			Median
		Target			Target Non-
	Median	Tangible	Median	Median	Performing
	Target Assets	Equity/Assets	Target ROAA	Target ROAE	Assets/Assets
	($000)	(%)	(%)	(%)	(%)

Northeast & Southeast Regions (67)	113,198	8.73	0.74	8.57	0.45
Mid-Atlantic(7)	138,565	8.62	0.66	5.50	0.63
One Branch Sellers Northeast & Southeast Regions(13)	69,138	9.42	0.73	7.96	0.32
Franklin (YTD 2004)	78,906	12.80	0.88	7.57	0.00
      MB&R evaluated Franklin relative to the median values for (1) tangible equity as a percentage of total assets; (2) return on average assets; (3) return on average equity; and (4) non-performing assets as a percentage of total assets for each group of transactions. MB&R noted that Franklin is (1) better capitalized than each group; (2) slightly more profitable on a fully taxed basis in terms of return on assets when compared to each group; (3) average on a fully taxed basis in terms of return on equity when compared to the One Branch Sellers, however, below average when compared to the Northeast and Southeast group, and above average when compared to the Mid-Atlantic group; and (4) has zero non-performing assets, comparing favorably to the medians for all groups which show low levels of non-performing assets.

Conclusion
      Based on the whole of MB&R’s various analyses and taking into consideration the various factors which MB&R believes are relevant to the circumstances surrounding the proposed transaction and subject to the limitations and qualifications enumerated above, MB&R delivered its written opinion to the board of directors of Franklin that the merger consideration to be received by Franklin shareholders is fair from a financial point of view. MB&R’s signed and dated written opinion appears in Appendix B of this proxy statement-prospectus.

Compensation of MB&R
      Pursuant to a letter agreement with Franklin dated December 7, 2004, MB&R will receive a cash transaction fee contingent upon the following events: (1) $50,000 upon the execution and public announcement of a definitive agreement with respect to the transaction; (2) $75,000 upon mailing of this document containing MB&R’s written opinion; and (3) a final fee of .75% of the aggregate value of the consideration to be paid to Franklin shareholders, minus $125,000 in fees previously paid.
      The transaction fee payable to MB&R represents compensation for services rendered in connection with the analysis of the transaction, support of the negotiations, and participation in the drafting of documentation, and for the rendering of MB&R’s opinion. Franklin has also agreed to reimburse MB&R for its reasonable out-of-pocket expenses incurred in connection with the merger. Franklin has also agreed to indemnify MB&R and its directors, officers and employees against certain losses, claims, damages and liabilities relating to or arising out of its engagement, including liabilities under the federal securities laws.
      MB&R also received a fee in the amount of $15,000 pursuant to a letter agreement with Franklin dated October 18, 2004 to render financial advisory and investment banking services to Franklin to include, but not limited to, evaluating the range of strategic opportunities that may be available to the company.
      MB&R has filed a written consent with the SEC relating to the inclusion of its fairness opinion and the reference to such opinion and to MB&R in the registration statement in which this document is included. In giving such consent, MB&R did not admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder, nor did MB&R thereby admit that it is an expert with respect to any part of such registration statement within the meaning of the term “expert” as used in the Securities Act of 1933, or the rules and regulations of the Securities and Exchange Commission thereunder.
Interests of Certain Directors, Executive Officers and Shareholders in the Merger
      In considering the recommendation of the Franklin board regarding the merger, Franklin shareholders should know that certain directors and officers of Franklin have interests in the merger in addition to their interests as shareholders of Franklin. Those additional, material interests are described below.

Incentive Consulting Agreements
      As a condition to the merger, Interchange has required that Salvatore Cocco, Jr., Franklin’s Chairman, and Franklin directors Daniel J. Geltrude, James M. Piro and Frank Pomaco, enter into incentive consulting agreements with Interchange and Interchange Bank pursuant to which they will serve on a newly formed Essex County Advisory Board. The Essex County Advisory Board is designed to maintain and expand Franklin’s existing client base and foster Interchange’s growth in the Essex County, New Jersey market served by Franklin. Members of the Essex County Advisory Board will receive compensation based upon a matrix that considers the amount of new deposit and loan business they refer to Interchange Bank as well as the amount of existing Franklin customers Interchange Bank retains following the merger.

Cash-Out of Unexercised Stock Options
      Each outstanding option to purchase shares of the common stock of Franklin which has not become fully vested and exercisable shall become fully vested and exercisable immediately prior to the completion of the merger. Each Franklin stock option that remains unexercised upon completion of the merger will be terminated at such time. Each holder of a terminated Franklin stock option will be entitled to receive, in lieu of each share of Franklin common stock that would have been otherwise issuable upon the exercise of the option, an amount in cash equal to the difference between:

•	$21.50; and

•	the exercise price of the Franklin stock option.
      These option termination payments will be made only after the satisfaction, fulfillment or waiver of each of the conditions to closing the merger.
      As of August 25, 2005, there were unexercised options to acquire 97,626 shares of Franklin common stock held by 21 persons. Management of Franklin anticipates that Franklin option holders will not exercise their options, but instead, will accept the cash payment upon termination of the options.

Non-Compete Agreements
      Simultaneous with the execution of the reorganization agreement, Franklin delivered to Interchange director support agreements executed by certain directors of Franklin, identified in the reorganization agreement, which, among other things, contain certain non-compete covenants and a release. A form of the director support agreement is attached as Exhibit E to the reorganization agreement. The incentive consulting agreements, executed by the existing directors of Franklin who make up the Essex County Advisory Board, also contain non-compete covenants. Forms of the incentive consulting agreements are attached as Exhibit F of the reorganization agreement.

Severance and Employment Arrangements
      Thomas Lupo. Franklin entered into an employment agreement with Mr. Lupo, its President, on December 31, 2003. The employment agreement provides for certain benefits if Mr. Lupo’s employment is terminated in connection with, or within six months after, a “change in control” of Franklin. Completion of the merger will constitute a “change in control” with respect to Franklin under the terms of Mr. Lupo’s employment agreement.
      Under his employment agreement, Mr. Lupo is entitled to payment equal to twice his average annual compensation for the five years preceding the year in which the change in control occurs (or such lesser number of tax years during which Mr. Lupo has been employed by Franklin) if, within six months of the change of control, Mr. Lupo’s employment is involuntarily terminated by Interchange or Mr. Lupo voluntarily terminates his employment upon the occurrence of one of the following events:

•	Mr. Lupo is required to perform the principal executive functions more than twenty-five miles from Franklin’s current location;

•	Mr. Lupo is required to report to a person or persons other than the board of directors;

•	a change in Mr. Lupo’s base compensation in effect as of the date of the change in control and the existing employee benefit plans, including material fringe benefits, stock options and retirement plans;

•	Mr. Lupo’s responsibilities or authority have in any way been materially diminished or reduced; or

•	Mr. Lupo not being reelected to Franklin’s board of directors.
      The amount of any payment to Mr. Lupo will be reduced, however, to the extent that the payment, when aggregated with any other payments to Mr. Lupo, are deemed to be an “excess parachute payment” in accordance with Section 280G of the Internal Revenue Code and to be subject to the excise tax provide at Section 4999(a) of the Internal Revenue Code. This payment, which is estimated to be approximately $330,000, would be made in a lump sum, or at Mr. Lupo’s option, in periodic payments during the remaining term of his employment agreement as if Mr. Lupo’s employment had not been terminated.
      Mr. Lupo’s employment agreement also provides that he may voluntarily terminate his employment immediately upon a change in control, or within six months thereafter, for no reason and without cause, in his sole discretion. Upon such voluntary termination, Mr. Lupo would be entitled to receive one times his average annual compensation as described above.
      Mr. Lupo will not continue in a similar capacity with Interchange or Interchange Bank following the merger. Accordingly, if Mr. Lupo’s employment is terminated by him or by Interchange immediately upon, or within six months following, the merger, then he will be entitled to a payment equal to twice his annual compensation.
      Under the terms of the reorganization agreement, Franklin has agreed that it will amend any agreement or understanding providing for the payment to an employee of Franklin in connection with the merger, including any payment under the terms of Mr. Lupo’s employment agreement, so as not to exceed the limitations under Section 280G of the Internal Revenue Code with respect to the tax deductibility of any such payments. See “The Reorganization Agreement — Covenants; Conduct of Business Prior to Completion of the Merger.” If Mr. Lupo’s employment is terminated, it is not anticipated that any payment to be received by Mr. Lupo in connection with the merger will exceed the limitations of Section 280G of the Internal Revenue Code.
      Employees. Interchange has agreed to provide employees of Franklin who continue as employees of Interchange or Interchange Bank after the merger with certain benefits, including participation, if eligible, in various employee benefit plans maintained by Interchange. Participation in these plans is subject to the terms of the plans as in effect from time to time and is not intended to give any employee any rights or privileges superior to those of other similarly situated employees of Interchange or Interchange Bank. For purposes of vesting and any age or period of service requirements for commencement of participation under any employee benefit plan (other than the Interchange Bank non-contributory defined benefit pension plan), Interchange has agreed to credit each continuing employee with his or her term of service with Franklin.

Indemnification of Directors and Officers
      The reorganization agreement requires Interchange to indemnify each director and officer of Franklin to the fullest extent such officer or director is entitled to indemnification under Franklin’s certificate of incorporation and bylaws, for a period of six years after the merger is completed. The reorganization agreement also requires Interchange to provide Franklin’s officers and directors with directors’ and officers’ liability insurance for at least four years after the merger takes effect upon terms and conditions substantially similar to Franklin’s existing directors’ and officers’ insurance policy.

Payment of Retention Bonus and Employee Severance
      The reorganization agreement requires Interchange to pay retention bonuses to certain employees of Franklin in consideration for those employees remaining as employees of Interchange Bank following the merger. The retention bonuses are to be paid no later than ninety days after the effective date of the merger, assuming the individuals who are entitled to receive payment are still employed with Interchange or Interchange Bank upon the completion of the transition.
      The reorganization agreement also requires Interchange to pay severance to certain employees of Franklin who are not executive officers of Franklin and who are not subject to an employment agreement, and whose employment is terminated or substantially adversely modified by Interchange, other than for cause.

Voting Agreements with the Directors of Franklin
      Interchange has entered into a voting agreement and irrevocable proxy with each Franklin director who beneficially owns shares of Franklin common stock. These directors have agreed to vote all shares of Franklin common stock that they beneficially own in favor of the approval and adoption of the reorganization agreement and the merger, thereby increasing the likelihood that the reorganization agreement and the merger will be approved by the vote of the Franklin shareholders at the special meeting. As of the Franklin record date, the Franklin directors beneficially owned 367,555 shares of Franklin common stock, or approximately 34.1% of the outstanding Franklin common stock.

Management After the Merger
      The directors and officers of Interchange immediately prior to the merger will remain the directors and officers of Interchange after the merger until they resign or until their respective successors are duly elected and qualified, and the directors and officers of Interchange Bank immediately prior to the merger will remain the directors and officers of Interchange Bank after the merger until they resign or until their respective successors are duly elected and qualified.
Nasdaq National Market Listing
      Interchange will apply to list the shares of Interchange common stock to be issued in the merger on the Nasdaq National Market. The shares must be authorized for listing on the Nasdaq National Market in order for the parties to complete the merger.
Material United States Federal Income Tax Consequences

General
      The following discussion (including the limitations and qualifications set forth therein) is based on the opinion of Jenkens & Gilchrist, a Professional Corporation, received by Interchange in connection with the filing of the registration statement of which this document is a part.
      The following describes the material U.S. federal income tax considerations of the merger that are generally applicable to the holders of Franklin common stock. This discussion is based on the Internal Revenue Code, referred to as the Code, existing, temporary, and proposed Treasury regulations thereunder, current administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to Franklin shareholders that hold their Franklin common stock as a capital asset within the meaning of Section 1221 of the Code, each of which we refer to in this discussion as a “holder.” Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular holder in light of its personal circumstances or to holders subject to special treatment under the United States federal income tax laws, including:

•	financial institutions,

•	investors in pass-through entities,

•	insurance companies,

•	tax-exempt organizations,

•	dealers in securities that elect to use a mark to market method of accounting,

•	persons that hold Franklin common stock as part of a straddle, hedge, constructive sale or conversion transaction,

•	shareholders who acquired their shares of Franklin common stock through the exercise of an employee stock option or otherwise as compensation.
      In addition, this discussion does not address any alternative minimum or any state, local or foreign tax consequences of the merger.
      Each holder of Franklin common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder based on the holder’s specific circumstances, applicable state, local, and foreign tax consequences and potential changes in applicable tax laws.

Reorganization
      The completion of the merger is conditioned upon the delivery by Jenkens & Gilchrist, a Professional Corporation, to Interchange and Franklin of its opinion to the effect that, on the basis of the facts, assumptions, and representations set forth in such opinion and certificates to be obtained from the officers of Interchange and Franklin, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that Interchange, Interchange Bank and Franklin will each be a party to such reorganization within the meaning of Section 368(b) of the Code. This opinion is not binding on the Internal Revenue Service or the courts and neither Interchange nor Franklin intends to request a ruling from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinions are based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. The following discussion is based on the assumption that the merger will qualify as a reorganization for federal income tax purposes.

Tax Consequences to Franklin Shareholders
      The United States federal income tax consequences of the merger to a holder described below generally will depend on whether the holder exchanges its Franklin common stock solely for Interchange common stock or for a combination of Interchange common stock and cash.
      Exchange Solely for Interchange Common Stock. A holder of Franklin common stock who exchanges all of the shares of Franklin common stock actually owned by it for shares of Interchange common stock will not recognize gain or loss except in respect of cash received instead of a fractional share of Interchange common stock (as discussed below). The aggregate tax basis of the shares of Interchange common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate tax basis of the shares of Franklin common stock surrendered for the Interchange common stock, and a holder’s holding period of the Interchange common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of Franklin common stock were held.
      Cash Received by Dissenting Shareholders. A holder that exchanges all of the shares of Franklin common stock actually owned by it solely for cash as a result of that holder dissenting and properly perfecting its appraisal rights will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Franklin common stock surrendered. This gain or loss will generally be long-term capital gain or loss if the holder’s holding period with respect to the Franklin common stock surrendered is more than one year at the effective time of the merger. If, however, the holder constructively owns shares of Franklin common stock that are exchanged for shares of Interchange common stock in the merger, the consequences to that holder may be similar to the consequences described below under the heading “— Exchange for Interchange Common Stock and Cash as a Result of an Adjustment to Merger Consideration,” except that the amount of consideration, if any, deemed to be a dividend may not be limited to the amount of that holder’s gain. A description of the steps necessary for a holder to perfect its appraisal rights is provided below under the heading “The Merger — Appraisal Rights.”
      Cash Received Instead of a Fractional Share. A holder who receives cash instead of a fractional share of Interchange common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Franklin common stock exchanged in the merger which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Franklin common stock is more than one year at the effective time of the merger.
      Exchange for Interchange Common Stock and Cash as a Result of an Adjustment to Merger Consideration. As explained below under the heading “The Reorganization Agreement — Merger Consideration — Potential Adjustments to Merger Consideration,” if the Average Closing Price of the stock of Interchange is less than $14.90 per share and if the decline in the price of Interchange common stock, as measured by the Average Closing Price, is 15% greater than any decline in the weighted average stock price of an index group identified in the reorganization agreement, then Franklin will have the option to terminate the reorganization agreement and will not be obligated to consummate the merger. If that occurs, Interchange may elect to supplement the merger consideration with a per share amount of cash equal to the difference between $14.90 and the Average Closing Price multiplied by the exchange ratio, which amount is described in the reorganization agreement as the “Per Share Additional Consideration.” If Interchange exercises its right to pay the Per Share Additional Consideration, then a holder of Franklin common stock that exchanges all of their shares of Franklin common stock actually owned by it for a combination of Interchange common stock and cash will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of Interchange common stock received in the merger over that holder’s adjusted tax basis in its shares of Franklin common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange. Holders should consult their tax advisors regarding the manner in which cash and Interchange common stock should be allocated among different blocks of Franklin common stock. Any gain recognized will generally be long-term capital gain if the holder’s holding period with respect to the Franklin common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “Possible Treatment of Cash as a Dividend” below. The aggregate tax basis of Interchange common stock received (including fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of Franklin common stock for a combination of Interchange common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Franklin common stock surrendered for Interchange common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of Interchange common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange. A holder’s holding period of the Interchange common stock (including fractional shares deemed received and redeemed as described below) will include such holder’s holding period of the shares of Franklin common stock surrendered.
      Possible Treatment of Cash as a Dividend. In general, the determination of whether gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Interchange. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Franklin common stock solely for Interchange common stock and then Interchange immediately redeemed, which we refer to as the “deemed redemption,” a portion of the Interchange common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”
      The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Interchange. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Interchange that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Interchange that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by certain related individuals or entities, including certain family members, certain estates and trusts of which the holder is a beneficiary, certain affiliated entities or stock underlying a holder’s option to purchase such stock in addition to the stock actually owned by the holder.

      The Internal Revenue Service has rules that a stock holder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that shareholder has a relatively minor reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such shareholder would be treated as a capital gain.
      Reporting and Recordkeeping. A holder of Franklin common stock receiving Interchange common stock as a result of the merger, is required to retain records relating to such holder’s Franklin common stock and file with its United States federal income tax return a statement setting forth facts relating to the merger and with respect to the holder’s nonrecognition of gain or loss upon the exchange of their shares of Franklin common stock for shares of Interchange common stock pursuant to the merger. At a minimum, the statement must include (1) the holder’s tax basis in the Franklin common stock surrendered and (2) the amount of cash (if any) and the fair market value, as of the effective date of the merger, of the Interchange common stock received in exchange therefor.
      Backup Withholding and Information Reporting. Payments of cash to a holder of Franklin common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption satisfactory to Interchange and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.
      The preceding discussion of material federal income tax consequences does not purport to be a complete analysis of all potential tax consequences of the merger that may be relevant to a particular Franklin shareholder. Because certain tax consequences of the merger may vary depending upon your particular circumstances and other factors, you are urged to consult with your own tax advisors regarding the specific tax consequences to you of the merger, including the applicability and effect of foreign, state, local, and other tax laws.
Accounting Treatment of the Merger
      Interchange will account for the merger as a purchase of Franklin by Interchange under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based upon their estimated fair values as of the effective date of the merger. Deferred tax assets and liabilities will be adjusted for the difference between the tax basis of the assets and liabilities and their estimated values. The excess, if any, of the total acquisition cost over the sum of the assigned fair values of the tangible and identifiable intangible assets acquired less liabilities assumed will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense; however, core deposit and other intangibles with definite useful lives recorded by Interchange in connection with the merger will be amortized to expense in accordance with SFAS No. 142. In addition, goodwill will be reviewed for impairment annually, and on an interim basis when conditions require. If necessary, an impairment charge will be recognized in the period that goodwill has been deemed impaired. The financial statements of Interchange issued after the merger will reflect the results attributable to the acquired operations of Franklin beginning on the date of completion of the merger.
Appraisal Rights
      The following is a summary of the steps which must be taken by a Franklin shareholder to exercise their right to dissent from the merger. This summary is qualified in its entirety by reference to the sections of the New Jersey Banking Act of 1948, as amended, set forth in Appendix C.

General
      Under the New Jersey Banking Act, if you are a Franklin shareholder, you may dissent from the merger and be paid the value of your shares, provided that you comply with the applicable provisions of New Jersey law. You may only dissent as to the entire amount of your shares. If you are contemplating the exercise of your right to dissent, you should review the procedures set forth in Sections 17:9A-140 through 17:9A-145 of the New Jersey Banking Act, which are attached to this proxy statement-prospectus as Appendix C.

Required Vote and Written Notice of Dissent
      If you are a Franklin shareholder, to be eligible to exercise your right to dissent, you must:

•	not vote to approve the merger at the special meeting, and

•	deliver a written notice of dissent to the principal office of Franklin, stating that you intend to demand payment for your shares of Franklin common stock if the merger is consummated.
The notice of dissent must be delivered via registered mail or in person by you or your representative. Your notice of dissent should be delivered to: Franklin Bank, 277 Franklin Avenue, Nutley, New Jersey 07632, Attention: Secretary. The notice of dissent must be received by Franklin not later than the third day prior to the date of the special meeting held to vote on the merger proposal.
      Your vote against the merger, by proxy or otherwise, is not sufficient to perfect your rights as a dissenting shareholder. Additionally, if you file the required notice of dissent and vote in favor of the merger, whether in person or by proxy (including those shareholders who return the enclosed proxy card executed but without a designation as to the vote on the merger), then you will be deemed to have waived your right to qualify as a dissenter. If the merger is not consummated for any reason, appraisal rights will no longer be available.

Written Demand for Payment and Offer of Payment
      Following approval by the shareholders, if obtained, Franklin will on the effective date of the merger file the merger agreement with the New Jersey Department of Banking and Insurance along with the certification of the president of Franklin that the merger and the merger agreement were approved at the special meeting by the holders of at least two-thirds of the outstanding shares the common stock of Franklin. If you are a dissenting shareholder who has delivered a timely written notice of dissent and who did not vote in favor of the merger, then you may within 30 days of the filing of the merger agreement with the New Jersey Department of Banking and Insurance serve a demand upon Interchange Bank, as the receiving bank in the merger, at its principal office for payment of the value of your shares. Interchange Bank may then, within ten days after the receipt of such demand, offer to pay you a sum for your shares, which, in the opinion of its board of directors, does not exceed the amount which would be paid for such shares if the business and assets of Franklin had been liquidated on the effective date of the merger.

Commencement of Lawsuit by Dissenting Shareholder and Determination of Value
      If you fail to accept the sum offered by Interchange Bank for your shares, you may, within three weeks after you receive Interchange Bank’s offer of payment, or, if no such offer is made, within three weeks after the date upon which your demand for payment was served upon Interchange Bank, institute an action in the Superior Court for the appointment of three appraisers to determine the value of your shares. The Superior Court will fix the compensation of the appraisers, which will be paid by Interchange Bank. Interchange Bank and each dissenting shareholder may be represented by attorneys in the proceedings before the appointed appraisers, and each side may present evidence. The determination of any two of the appraisers will control.
      Upon the conclusion of their deliberations, the appraisers will file in the Superior Court a report and appraisal of the value of the dissenting Franklin shares. Interchange Bank and each dissenting shareholder will then have ten days after the appraisers file their report and appraisal to object to the appraisers’ determination. If no objections are made, then the report and appraisal will be binding upon Interchange Bank and upon the dissenting shareholders, and Interchange Bank will pay each dissenting shareholder the value of their shares as determined by the appraisers, with interest, from the effective date of the merger. If objections are made, then the court will make an order or judgment with respect to the value of the dissenting shares based upon what the court deems just.
      NO NOTIFICATION OF THE BEGINNING OR END OF ANY STATUTORY PERIOD WILL BE GIVEN BY FRANKLIN, INTERCHANGE OR INTERCHANGE BANK TO ANY DISSENTING SHAREHOLDER EXCEPT AS REQUIRED BY LAW. IF YOU ARE CONSIDERING DISSENTING FROM THE MERGER, YOU ARE URGED TO CONSULT WITH YOUR OWN LEGAL COUNSEL.
THE REORGANIZATION AGREEMENT
General
      This section describes the material provisions of the reorganization agreement. The full text of the reorganization agreement, including the related merger agreement, is attached to this proxy statement-prospectus as Appendix A and is incorporated by reference in this proxy statement-prospectus. We encourage you to read the reorganization agreement in its entirety. In addition, important information about the reorganization agreement and the merger is provided in the previous section entitled “The Merger.”
The Merger
      The reorganization agreement provides for the merger of Franklin with and into Interchange Bank in accordance with New Jersey law. As a result of the merger, Interchange Bank will survive the merger and the separate existence of Franklin will cease.
Effective Time
      The merger will become effective when Franklin and Interchange file an executed merger agreement with the New Jersey Department of Banking and Insurance. Unless the reorganization agreement is terminated, the parties have agreed to use their best efforts to cause the merger to become effective on a mutually agreeable date that is

•	not less than two business days and not more than ten business days after the last to occur of:

•	the receipt of all necessary regulatory approvals and the expiration of any mandatory waiting periods, and

•	the receipt of approval of the reorganization agreement and the merger by the requisite vote of Franklin shareholders, and

•	after the satisfaction or waiver of all conditions to the merger.
      The parties anticipate that the merger will be completed during the fiscal quarter ending December 31, 2005. Completion could be delayed, however, if there is a delay in obtaining the necessary approvals or for other reasons. There can be no assurances as to if or when these approvals will be obtained or as to whether or when the merger will be completed. If the merger is not completed by March 31, 2006, either party may terminate the reorganization agreement without penalty unless the failure to complete the merger by this date is the result of a failure by the party seeking to terminate the reorganization agreement to perform or observe its obligations thereunder. See “— Conditions to Completion of the Merger” and “— Termination.”
Merger Consideration
      The total consideration to be paid to Franklin shareholders in the merger consists of 1,323,575 shares of Interchange common stock. Assuming no adjustments and based upon the closing price of $17.62 for Interchange common stock on August 25, issuance of the 1,323,575 shares in the merger would result in merger consideration with an aggregate value of approximately $24.5 million (not including the value of any cash payment to be made in cancellation of the outstanding options to purchase Franklin stock). Assuming the exchange ratio of 1.2264 Interchange shares for each Franklin share is not adjusted, this would result in each Franklin share receiving $21.61 in Interchange stock, based upon the closing price on August 25, 2005.

Potential Adjustments to the Merger Consideration
      Adjustments to the merger consideration, if any, will be calculated on the “determination date,” which will be the fifth business day prior to the closing date of the merger. The total value of the merger consideration at closing may increase or decrease based on the average closing price of a share of Interchange common stock on the Nasdaq National Market for the ten consecutive trading days ending on the determination date. This price is referred to in this proxy statement-prospectus and in the reorganization agreement as the “Average Closing Price.”
      The merger consideration may be adjusted if the Average Closing Price increases or decreases by a factor of more than 15% from the price of $17.53 per share, which is the agreed per-share value negotiated by the parties to be used in connection with establishing certain rights under the reorganization agreement. In particular, the reorganization agreement provides for the following adjustments to the merger consideration:

•	If the Average Closing Price is more than 15% below $17.53, or in other words, if the Average Closing Price is less than $14.90 per share, and if the decline in the price of Interchange common stock, as measured by the Average Closing Price, is 15% greater than any decline in the weighted average stock price of an index group identified in the reorganization agreement, then Franklin will have the option to terminate the reorganization agreement and will not be obligated to consummate the merger. Upon notice of such termination by Franklin, Interchange may elect to supplement the merger consideration with a per share amount of cash equal to the difference between $14.90 and the Average Closing Price multiplied by the exchange ratio. In these circumstances, Franklin shareholders would receive consideration, in cash and Interchange stock, of $18.27 per Franklin share. This supplemental cash consideration is referred to in the reorganization agreement and in this proxy statement-prospectus as the “Per Share Additional Consideration.” If Interchange exercises its right to pay the Per Share Additional Consideration, then Franklin’s notice of termination will not be effective and the reorganization agreement will remain in effect according to its terms.

•	If the Average Closing Price is more than 15% above $17.53, or in other words, if the Average Closing Price is more than $20.16 per share, then the exchange ratio will be reduced by an amount that will decrease the per share value of the consideration to be received by shareholders of Franklin to $24.72.
      The exercise of options to purchase shares of Franklin common stock could also effect the value of the merger consideration. As mentioned above, the number of shares of Interchange common stock to be issued in the merger is limited to 1,323,575 shares. In the event that options to purchase shares of the common stock of Franklin are exercised such that the product of the number of shares of Franklin common stock issued and outstanding immediately prior to effective time and the exchange ratio exceeds 1,323,575, then the exchange ratio will be decreased to equal to the quotient obtained by dividing 1,323,575 by the number of shares of the common stock of Franklin outstanding. The result of this adjustment will be to reduce the aggregate value of the per share merger consideration that will be received by shareholders of Franklin.
      If the outstanding shares of Interchange common stock are changed in number or kind prior to the effective date of the merger due to a change in capitalization such as a stock split, stock dividend, recapitalization or similar event, an appropriate and proportionate adjustment will be made to the exchange ratio and to the total aggregate number of Interchange shares to be issued in the merger.

Effects of Fluctuations in Interchange Common Stock Price
      Examples of how the Average Closing Price and the exercise of options to purchase shares of the common stock of Franklin may affect the merger consideration and the exchange ratio are illustrated in the table below.

      The following example is based upon a range of hypothetical Average Closing Prices of the common stock of Interchange on the determination date, assuming that 1,079,175 shares of Franklin common stock are outstanding at the effective time of the merger. The table does not reflect the fact that cash will be paid instead of fractional shares.

		Per Share	Number of Shares	Value of	Value per Share
Average Closing Price for	Percent	Additional	of Interchange	Total	for Franklin	Exchange
Interchange Common Stock(1)	Change(2)	Consideration(3)	Common Stock(4)	Consideration	Common Stock(5)	Ratio

$21.04	20%	$0.00	1,268,139	$26,677,206	$24.72	1.1751
$20.16	15%	$0.00	1,323,500	$26,677,206	$24.72	1.2264
$19.28	10%	$0.00	1,323,500	$25,522,489	$23.65	1.2264
$18.41	5%	$0.00	1,323,500	$24,367,772	$22.58	1.2264
$17.53	0%	$0.00	1,323,500	$23,202,263	$21.50	1.2264
$16.65	-5%	$0.00	1,323,500	$22,036,754	$20.42	1.2264
$15.78	-10%	$0.00	1,323,500	$20,882,036	$19.35	1.2264
$14.90	-15%	$0.00	1,323,500	$19,716,527	$18.27	1.2264
$14.02(6)	-20%	$1.08	1,323,500	$19,716,527	$18.27	1.2264

(1)	The Average Closing Price means the average closing bid and ask prices for a share of the common stock of Interchange as reported by the Nasdaq National Market for the valuation period of 10 consecutive trading days ending on the fifth business day prior to the closing date of the merger.

(2)	Percentage difference between the Average Closing Price and $17.53.

(3)	Payment of the Per Share Additional Consideration is not mandatory, but instead, is payable only at the election of Interchange upon receipt of a notice of termination by Franklin pursuant to the terms of the reorganization agreement.

(4)	The number of shares of Interchange common stock to be issued in the merger assumes the indicated exchange ratio (see column 7) and that 1,079,175 shares of Franklin common stock are outstanding at the effective time.

(5)	The Per Share Value assumes 1,079,175 shares of Franklin common stock are outstanding at the effective time of the merger.

(6)	Assumes that (i) the decline in the Average Closing Price below $17.53 exceeds by more than 15% any decline in the weighted average stock price of the index group identified in the reorganization agreement, (ii) Franklin exercised its right to terminate the reorganization agreement and (iii) Interchange elected to pay the Per Share Additional Consideration.
      The following example is based upon a range of hypothetical Average Closing Prices of the common stock of Interchange on the determination date, and assumes that the 97,626 options that Franklin previously granted have been exercised resulting in 1,176,801 shares of Franklin common stock outstanding at the effective time of the merger. The table does not reflect that cash will be paid instead of fractional shares.

		Per Share	Number of Shares	Value of	Value per Share
Average Closing Price for	Percent	Additional	of Interchange	Total	for Franklin	Exchange
Interchange Common Stock(1)	Change(2)	Consideration(3)	Common Stock(4)	Consideration	Common Stock(5)	Ratio

$21.04	20%	$0.00	1,268,121	$26,678,079	$22.67	1.0776
$20.16	15%	$0.00	1,323,575	$26,678,079	$22.67	1.1247
$19.28	10%	$0.00	1,323,575	$25,513,046	$21.68	1.1247
$18.41	5%	$0.00	1,323,575	$24,371,549	$20.71	1.1247
$17.53	0%	$0.00	1,323,575	$23,206,516	$19.72	1.1247
$16.65	-5%	$0.00	1,323,575	$22,041,483	$18.73	1.1247
$15.78	-10%	$0.00	1,323,575	$20,888,218	$17.75	1.1247
$14.90	-15%	$0.00	1,323,575	$19,723,185	$16.76	1.1247
$14.02(6)	-20%	$0.99	1,323,575	$19,723,185	$16.76	1.1247

(1)	The Average Closing Price means the average closing bid and ask prices for a share of the common stock of Interchange as reported by the Nasdaq National Market for the valuation period of 10 consecutive trading days ending on the fifth business day prior to the closing date of the merger.

(2)	Percentage difference between the Average Closing Price and $17.53.

(3)	Payment of the Per Share Additional Consideration is not mandatory, but instead, is payable only at the election of Interchange upon receipt of a notice of termination by Franklin pursuant to the terms of the reorganization agreement.

(4)	The number of shares of Interchange common stock to be issued in the merger assumes the indicated exchange ratio (see column 7) and 1,176,801 shares of Franklin common stock are outstanding at the effective time.

(5)	The Per Share Value assumes 1,176,801 shares of Franklin common stock are outstanding at the effective time of the merger.

(6)	Assumes that (i) the decline in the Average Closing Price below $17.53 exceeds by more than 15% any decline in the weighted average stock price of the index group identified in the reorganization agreement, (ii) Franklin exercised its right to terminate the reorganization agreement and (iii) Interchange elected to pay the Per Share Additional Consideration.
      The examples above are illustrative only. The value of the merger consideration that you actually receive will be based on the Average Closing Price of Interchange common stock prior to completion of the merger, as described above. If that Average Closing Price is not included in the tables above, including because the price is outside the range of the amounts set forth above, we do not intend to resolicit proxies from Franklin shareholders in connection with the merger.
      Based on the closing price of Interchange common stock on August 25, 2005, for each of your shares of Franklin common stock you would receive approximately 1.2264 shares of Interchange common stock, subject to possible adjustment. However, we will compute the actual number of shares of Interchange common stock you will receive in the merger using the formula contained in the reorganization agreement.
Conversion of Franklin Stock
      At the effective time of the merger, each share of the Franklin common stock outstanding, other than shares held by persons properly dissenting from the merger, will automatically convert into the right to receive 1.2264 shares of Interchange common stock, referred to herein as the “exchange ratio.”
      THE EXCHANGE RATIO IS FIXED UNLESS AN ADJUSTMENT IS TRIGGERED AS DESCRIBED ABOVE. THE MARKET PRICE OF INTERCHANGE COMMON STOCK, HOWEVER, MAY FLUCTUATE. ACCORDINGLY, THE VALUE OF THE SHARES OF INTERCHANGE COMMON STOCK THAT SHAREHOLDERS OF FRANKLIN WILL RECEIVE IN THE MERGER MAY INCREASE OR DECREASE PRIOR TO AND FOLLOWING THE MERGER.
      Interchange will not issue fractional shares in the merger. Instead, Franklin shareholders who would otherwise be entitled to a fractional share interest (after taking into account all shares of Franklin common stock held by such shareholder) will receive an amount in cash (without interest) equal to the fractional interest multiplied by the average of the closing bid and asked price of a share of Interchange common stock as reported on the Nasdaq National Market on the business day immediately preceding the effective date of the merger. Shareholders will not be entitled to receive dividends, to voting rights or to any other rights with respect to any fractional shares.
Treatment of Options
      The reorganization agreement provides that each outstanding option to purchase shares of Franklin common stock that is not already fully vested and exercisable prior to the effective time for the merger will become fully vested and exercisable immediately prior to the effective time. Those options that have not been exercised prior to the effective time will terminate, and each holder of a terminated option will receive from

Franklin, in lieu of each share of Franklin common stock that would have otherwise been issuable upon the option’s exercise, an amount of cash equal to the difference between $21.50 and the exercise price of the terminated option. As of June 23, 2005, there were 97,626 outstanding options to purchase shares of Franklin common stock with a weighted average exercise price of $9.80. Assuming all of those options are terminated prior to the effective time of the merger, an aggregate amount of cash equal to approximately $1,142,224 would be paid by Franklin to the holders of the terminated options.
Delivery of Consideration
      Following the completion of the merger and upon surrender of all of the certificates representing shares of Franklin common stock registered in your name or a satisfactory affidavit and indemnity if any of such certificates are lost, stolen or destroyed, together with a properly completed letter of transmittal, Continental Stock Transfer & Trust Company, Interchange’s exchange agent, will mail to you the Interchange common stock, and if applicable, any cash to which you are entitled, less the amount of any required withholding taxes. You will not receive interest on any cash.
      Shares of Interchange common stock issued in the merger will receive any dividends Interchange declares after the merger is completed. However, no dividend or other distribution payable to the holders of record of Interchange common stock at or as of any time after the completion of the merger will be paid to the former holders of Franklin common stock who receive Interchange common stock in the merger until they physically surrender all certificates and deliver a properly completed letter of transmittal as described above. After the completion of the merger, the Franklin stock transfer books will close and there will be no transfers on the Franklin transfer books.
Representations and Warranties
      The reorganization agreement contains numerous representations and warranties made by each of Interchange and Franklin, including representations and warranties with respect to their individual organizations, authorizations to enter into the reorganization agreement, capitalization, financial statements and pending and threatened litigation. These representations and warranties will not survive the completion of the merger.
      Any material changes to the representations and warranties during the pendency of the merger may give the other party the right to terminate the reorganization agreement. See “— Termination” and “— Termination Fees.”
Covenants; Conduct of Business Prior to Completion of the Merger
      Conduct of Franklin. The reorganization agreement provides that, during the period from June 23, 2005 to the completion of the merger, Franklin will, among other things:

•	maintain its corporate existence in good standing and maintain the general character of its business and the conduct of its business in its ordinary and usual manner;

•	extend credit only in accordance with existing lending policies;

•	use all reasonable efforts to preserve its business organization intact;

•	use all reasonable efforts to retain the services of its present employees, officers, directors and agents; to retain its present customers, depositors, suppliers and correspondent banks;

•	use all reasonable efforts to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it;

•	use all reasonable efforts to obtain any approvals or consents required to maintain all existing contracts, leases and documents relating to or affecting its assets, properties and business;

•	maintain and keep in full force and effect, in all material respects, presently existing insurance coverage and give all notices and present all claims under all insurance policies in due and timely fashion;

•	comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses and permits applicable to any of its properties or operations;

•	permit Interchange and its representatives to examine its books, records and properties and to interview officers, employees and agents at all reasonable times when it is open for business;

•	continue to follow and implement policies, procedures and practices regarding the identification, monitoring, classification and treatment of all assets in substantially the same manner as it has in the past;

•	account for all transactions in accordance with generally accepted accounting principles, unless otherwise instructed by regulatory accounting principles, and maintain the allowance for loan losses account for Franklin in an adequate amount to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans of Franklin;

•	pay (or establish adequate reserves for) all costs, expenses and other charges to be incurred by Franklin associated with the cancellation of any contracts to be cancelled as a result of the merger (including without limitation the cost of termination of its existing data processing agreement); and

•	pay (or establish adequate reserves for) all costs, expenses and other charges to be incurred by Franklin associated with the merger.
      The reorganization agreement further provides that Franklin will not, without the prior written consent of Interchange, take any of the following actions:

•	amend its certificate of incorporation, charter or bylaws;

•	except upon the exercise of any outstanding option to purchase its common stock, issue, sell or authorize the issuance or sale of any of its securities;

•	authorize or incur any long-term debt (other than deposit liabilities);

•	mortgage, pledge or subject to lien any of its property, business or assets, tangible or intangible;

•	except as expressly provided otherwise in the reorganization agreement, enter into any material agreement, contract or commitment in excess of $10,000;

•	other than actions required by the reorganization agreement, take any action that could reasonably be anticipated to result in a material adverse effect;

•	take or fail to take any action that would cause or permit the representations and warranties made in the reorganization agreement to be inaccurate at the completion of the merger or preclude it from making such representations and warranties at completion of the merger;

•	incur any obligation or liability, whether absolute or contingent, except in the ordinary course of business and consistent with normal banking practices;

•	discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with normal banking practices;

•	except upon the exercise of any option to purchase shares of its capital stock, redeem, retire, purchase or otherwise acquire, directly or indirectly, any of its capital stock, or obligate itself to purchase, retire or redeem, any shares of its capital stock;

•	declare, make, set aside or pay any dividend or other distribution with respect to its capital stock;

•	sell, transfer, lease to others or otherwise dispose of any of its assets or properties or cancel or compromise any debt or claim, or waive or release any right or claim;

•	increase the compensation of any of its officers, directors, or employees or the officers, directors or employees of any of its subsidiaries, except increases pursuant to existing compensation plans or regular reviews and which increases as are consistent with past practices, provided that no such increase shall be more than four percent (4%) with respect to any individual officer, director or employee and provided further that any increases, either singularly or in the aggregate, shall be consistent with its 2005 budget;

•	acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity, except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person;

•	terminate, cancel or surrender any contract, lease or other agreement that, individually or in the aggregate, would constitute a material adverse effect;

•	make any capital expenditures, capital additions or betterments in excess of an aggregate of $25,000;

•	hire or employ any person with an annual salary equal to or greater than $25,000;

•	other than loans fully secured by certificates of deposit or liquid, readily marketable collateral, make or alter any of the material terms of any loan to any single borrower and his related interests in excess of the principal amount of $750,000, or renew or extend the maturity of any loan to any single borrower and his related interests in excess of the principal amount of $100,000 or that would increase the aggregate credit outstanding to any such borrower or his related interests by more than $750,000;

•	make, or renew or extend the maturity of, or alter any of the material terms of any classified loan; and

•	take any action the likely result of which would be to reduce its minimum shareholders’ equity, which will be calculated as Franklin’s tangible shareholders’ equity, calculated in accordance with generally accepted accounting principles as of the effective date of the merger, minus (a) Franklin’s reasonable expenses incurred or accrued in connection with the merger, (b) to the extent paid or accrued the cash payment to the holders of any Franklin stock options, and (c) to the extent paid or accrued the cost of any retention bonus payments permitted under the reorganization agreement.

      Franklin further agreed to:

•	terminate its employee benefit plans and have the accrued benefits paid in accordance with the provisions of such plans, or to modify or merge its employee benefit plans into similar employee benefit plans maintained by Interchange, as determined by Interchange and subject to compliance with applicable law;

•	duly call, give notice of, convene and hold a meeting of its shareholders as soon as practicable for approval of the merger;

•	deliver, at least 20 days prior to the completion of the merger, a list identifying each person who may be reasonably deemed to be an “affiliate” of Franklin for purposes of Rule 145 under the Securities Act and to obtain and deliver not less than 10 days before the completion of the merger an agreement to Interchange regarding compliance with Rule 145;

•	make such accruals and reserves to the allowance for loan loss or other financial adjustments made at the reasonable request of Interchange, provided, however, that such accruals and reserves will be made only to the extent that they are consistent with generally accepted accounting principles;

•	to take actions necessary under its employee stock option plans to (a) terminate the Franklin stock option plans as of immediately prior to the effective date of the merger, (b) cancel, effective as of immediately prior to the effective date of the merger all of its outstanding stock options, awards and stock appreciation rights, and (c) use its best efforts to, within forty-five days of the date of the reorganization agreement, enter into written agreements with the holders of all outstanding Franklin stock options providing for the termination of those options and providing payment for those options pursuant to the terms of the reorganization agreement;

•	to permit Interchange, at Interchanges’ cost, to conduct primary and secondary environmental assessments and investigations on any property of Franklin;

•	to give notice and to invite two designees of Interchange to all regular and special meetings of the Franklin board of directors and to any senior management committee meetings of Franklin that do not involve the deliberations about the merger; and

•	amend any agreement or understanding for payment or grant any right that would cause the limitations of Section 280G of the Internal Revenue Code with respect to tax deductibility to be exceeded.
      Conduct of Interchange. The reorganization agreement provides that, during the period from June 23, 2005 to the completion of the merger, subject to requirements of law and regulation generally applicable to their operations, Interchange and Interchange Bank will not, without the prior written consent of Franklin:

•	take any action which would reasonably be anticipated to result in a material adverse effect with respect to Interchange;

•	take or fail to take any action that would cause or permit the representations and warranties made in the reorganization agreement to be inaccurate at the time of the closing of the merger or preclude Interchange from making such representations and warranties at the completion of the merger; or

•	make any, or acquiesce with any, change in any accounting methods, principles or material practices, except as required by changes in generally accepted accounting principles as concurred in by Interchange’s independent auditors.
      The reorganization agreement also provides that Interchange will:

•	file all necessary regulatory applications to seek approval of the merger;

•	pay retention bonuses to certain individual employees of Franklin in consideration for those employees remaining as employees of Interchange Bank following the merger;

•	pay severance to certain identified employees of Franklin who are not executive officers of Franklin and who are not subject to an employment agreement, and whose employment is terminated or substantially adversely modified by Interchange, other than for cause, in the amount provided in the reorganization agreement;

•	file a registration statement with the Securities and Exchange Commission of which this proxy statement-prospectus forms a part; and

•	have the shares of Interchange common stock to be issued in the merger approved for listing on the Nasdaq National Market.
      Conduct of Both Parties. The reorganization agreement also provides that each party will:

•	use its best efforts to perform and fulfill the conditions and obligation to consummate the transactions contemplated by the reorganization agreement as promptly as practicable;

•	keep each other advised of all material developments relating to their respective business operations; and

•	provide each other with access to their respective executive officers and advisors.
Nonsolicitation
      Under the terms of the reorganization agreement, Franklin has agreed not to encourage, solicit or initiate any merger, tender offer or other takeover offer, sale of substantial assets, sale of shares of capital stock or similar transaction involving Franklin or any of its subsidiaries. In addition, Franklin has agreed, unless it determines, with advice of counsel, that its fiduciary duty requires otherwise, not to participate in any negotiations or discussions regarding, or furnish any information concerning or otherwise cooperate in any way in connection with, any effort or attempts to effect any competing transaction with or involving any entity other than Interchange. This restriction does not apply, however, if Franklin receives a bona fide offer from a person other than Interchange and the Franklin board of directors responds in accordance with applicable fiduciary obligations. Franklin has agreed to promptly notify Interchange of the terms of any proposal which it may receive in respect of any competing transaction.
Conditions to the Merger
      The obligation of Interchange and Franklin to consummate the merger is subject to the satisfaction or waiver on or before the completion of the merger of various conditions, including the following:

•	Franklin shareholders must approve and adopt the reorganization agreement, the merger agreement and the merger;

•	all representations and warranties made by both Interchange and Franklin in the reorganization agreement must remain true and correct;

•	Interchange and Franklin must have performed their respective obligations under the reorganization agreement in all material respects;

•	there must not be any outstanding or threatened judgments, decrees, injunctions, orders or other proceedings by a governmental authority that would prohibit the merger;

•	Interchange and Franklin must have received all necessary authorizations, orders and consents of governmental authorities for the merger without the imposition of any condition that Interchange reasonably believes would materially impair the value of Franklin to Interchange;

•	there will not have occurred, between December 31, 2004 and the completion of the merger, any material adverse effect with respect to Interchange or Franklin;

•	Interchange must have received a legal opinion from Windels Marx Lane & Mittendorf substantially in the form required by the reorganization agreement; and

•	Interchange and Franklin must have received an opinion from Jenkens & Gilchrist, Professional Corporation, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.
      Additionally, the completion of the merger is subject to the performance of covenants and the delivery and receipt of various documents, including third-party consents and officers’ certificates.
      Unless prohibited by law, either Interchange or Franklin may elect to waive a condition that has not been satisfied by the other party and complete the merger anyway. If the foregoing and other conditions are not satisfied or waived, Interchange or Franklin may terminate the reorganization agreement. See “— Termination.”
Resales of Interchange Common Stock by Franklin Shareholders
      The Interchange common stock issued pursuant to the merger will be freely transferable under the Securities Act of 1933, except for shares issued to any Franklin shareholder who may be deemed to be an affiliate of Interchange for purposes of Rule 144 promulgated under the Securities Act of 1933 or an affiliate of Franklin for purposes of Rule 145 promulgated under the Securities Act of 1933. Affiliates will include persons (generally executive officers, directors and 10% shareholders) who control, are controlled by or are under common control with:

•	Interchange or Franklin at the time of the Franklin special meeting; or

•	Interchange at or after the effective time of the merger.
      Rule 145 will restrict the sale of Interchange common stock received in the merger by affiliates and certain of their family members and related interests. Generally, during the year following the effective time of the merger, those persons who are affiliates of Franklin at the time of the special meeting, provided they are not affiliates of Interchange at or following the effective time of the merger, may publicly resell any Interchange common stock received by them in the merger, subject to certain limitations as to, among other things, the amount of Interchange common stock sold by them in any three-month period and as to the manner of sale. After the one-year period, such affiliates may resell their shares without such restrictions so long as there is adequate current public information with respect to Interchange as required by Rule 144. Persons who are affiliates of Interchange after the effective time of the merger may publicly resell the Interchange common stock received by them in the merger subject to similar limitations and subject to certain filing requirements specified in Rule 144.
      The ability of affiliates to resell shares of Interchange common stock received in the merger under Rules 144 or 145 as summarized herein generally will be subject to Interchange’s having satisfied its reporting requirements under the Securities Exchange Act of 1934 for specified periods prior to the time of sale. Affiliates also would be permitted to resell Interchange common stock received in the merger pursuant to an effective registration statement under the Securities Act of 1933 or another available exemption from the Securities Act of 1933 registration requirements. Neither the registration statement of which this document is a part nor this document cover any resales of Interchange common stock received by persons who may be deemed to be affiliates of Interchange or Franklin in the merger.
      Under the reorganization agreement, Franklin has agreed to deliver to Interchange a list identifying each person who may be reasonably deemed to be an affiliate of it for purposes of Rule 145. In addition, Franklin agreed to obtain and deliver to Interchange an agreement signed by each affiliate of Franklin and of any person who may become an affiliate of Franklin between June 23, 2005 and the completion of the merger. The agreement is intended to ensure compliance with the Securities Act of 1933 in connection with the sale of any shares of Interchange commons stock received in the merger. The form of agreement is attached to the reorganization agreement as Exhibit C.
Regulatory Approval for the Merger
      Under the reorganization agreement, Interchange, with the cooperation of Franklin, agreed to file promptly for all regulatory approvals required to be obtained by Interchange under the reorganization agreement and in order to complete the merger, including, without limitation, the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the New Jersey Department of Banking and Insurance. Interchange has agreed to use its best efforts to obtain all such regulatory approvals and any other approvals from third parties necessary at the earliest practicable time.
      An application must be filed with the Federal Reserve pursuant to Section 3 of the BHCA for its prior approval of Interchange’s acquisition of Franklin in the merger. Because Interchange Bank is a member of the Federal Reserve, it must similarly obtain the prior approval of the Federal Reserve for its merger with Franklin pursuant to Section 18(c) of the Federal Deposit Insurance Act (the “Bank Merger Act”). Additionally, the laws of the State of New Jersey require that the merger be approved by the New Jersey Department of Banking and Insurance. A combination application, including the application requirements of Section 3 of the BHCA and Section 18(c) of the Bank Merger Act, was filed with the Federal Reserve on August 4, 2005. A copy of the combined application was also filed with the New Jersey Department of Banking and Insurance on August 4, 2005. The regulatory approval process is expected to take approximately six weeks to two months from this date.
      Federal Reserve Approval. Pursuant to Section 3 of the BHCA, and the regulations promulgated pursuant thereto, the approval of the Federal Reserve must be obtained prior to Interchange’s acquisition of Franklin in the merger. The Federal Reserve must withhold approval of the merger if it finds that the transaction will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve may not approve the merger if it finds that the effect thereof may be substantially to lessen competition in any section of the country, or tend to create a monopoly, or would in any other manner be in restraint of trade, unless it finds that the anti-competitive effects of the merger are clearly outweighed by the probable effect of the merger in meeting the convenience and needs of the communities to be served. The Federal Reserve will also take into consideration the financial condition and managerial resources of

Interchange and Franklin and their respective subsidiaries. Finally, the Federal Reserve will consider the compliance records of Interchange Bank and Franklin under the Community Reinvestment Act.
      The BHCA provides for the publication of notice and public comment on the application and authorizes the Federal Reserve to permit interested parties to intervene in the proceedings. An intervention by an interested party could delay the regulatory approvals required for consummation of the merger. Section 11 of the BHCA imposes a waiting period which prohibits consummation of the merger, in ordinary circumstances, for a period ranging from 15 to 30 days following the Federal Reserve’s approval of the merger. During this period, the United States Department of Justice, should it object to the merger for antitrust reasons, may challenge the consummation of the merger.
      Pursuant to Section 18(c) of the Bank Merger Act, the Federal Reserve’s prior approval of the merger of Franklin with and into Interchange Bank must be obtained. The Federal Reserve is prohibited from approving the merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve is prohibited from approving the merger if its effect, in any section of the country, would be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade, unless it finds that the anti-competitive effects of the bank merger are clearly outweighed by the probable effect of the bank merger in meeting the convenience and needs of the community to be served. The Federal Reserve is required to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the community to be served.
      The Bank Merger Act imposes a waiting period which prohibits consummation of the bank merger, in ordinary circumstances, for a period ranging from 15 to 30 days following the Federal Reserve’s approval of the bank merger. During such period, the United States Department of Justice, should it object to the bank merger for antitrust reasons, may challenge the consummation of the bank merger.
      New Jersey Department of Banking and Insurance Approval. The reorganization agreement, and the related merger agreement, must be approved by the New Jersey Department of Banking and Insurance pursuant to applicable provisions of the New Jersey Banking Act. The Commissioner will, within 60 days of the date of submission of the merger agreement, notify the parties of his approval or disapproval.
      The reorganization agreement provides that the obligation of each of Interchange and Franklin to consummate the merger is conditioned upon the receipt of all necessary regulatory approvals. There can be no assurance that the applications necessary for the consummation of the merger will be approved, and, if such approval is received, that such approval will not be conditioned upon terms and conditions that would cause Interchange to abandon the merger.
      Any approval received from bank regulatory agencies reflects only their view that the merger does not contravene applicable competitive standards imposed by law, and that the merger is consistent with regulatory policies relating to safety and soundness. The approval of the regulatory agencies is not an endorsement or recommendation of the reorganization agreement, the merger agreement or the merger.
      Interchange is not aware of any governmental approvals or actions that may be required for consummation of the merger except for the prior approval of the Federal Reserve and the New Jersey Department of Banking and Insurance described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought.
Termination
      Either Franklin or Interchange may call off the merger under certain circumstances, including if:

•	they both consent in writing;

•	the conditions precedent to such party’s obligations to close as specified in the reorganization agreement shall not have been satisfied on or before March 31, 2006, provided the terminating party is not in breach of any representation, warranty, covenant or other agreement contained in the reorganization agreement;

•	any of the transactions contemplated by the reorganization agreement or any other agreement contemplated by the reorganization agreement are disapproved by any regulatory authority whose approval is required to complete merger or a court issues a final, non-appealable order enjoining the merger; or

•	the reorganization agreement is not approved and adopted by the required vote of the shareholders of Franklin.

      Franklin, additionally, may call off the merger if:

•	Interchange materially breaches, and does not cure within 30 days of notice of the breach, any representation, warranty, covenant or agreement made by it under the reorganization agreement;

•	there has been a material adverse effect in the business, operations, financial condition or results of operations with respect to Interchange;

•	the Average Closing Price of Interchange common stock is below $14.90 and the decline in the Average Closing Price is greater by at least a factor of 15% than any decline in the weighted average stock price of the index group identified in the reorganization agreement and, after delivery of notice of the decline by Franklin, Interchange does not elect to supplement the merger consideration to be paid to shareholders of Franklin with additional cash in the manner provided in the reorganization agreement;

•	the Average Closing Price of Interchange common stock is below $13.15;

•	Franklin receives a proposal for a merger, consolidation, reorganization, tender offer or similar transaction with a third party, and termination of the acquisition is required in order for the board of directors of Franklin to comply with its fiduciary duties; or

•	Interchange receives a proposal for a merger, consolidation, reorganization, tender offer or similar transaction with a third party, and the board of directors of Franklin determines that termination is in the best interests of Franklin’s shareholders.
      Interchange, additionally, may call off the merger if:

•	Franklin materially breaches, and does not cure within 30 days of notice of the breach, any representation, warranty, covenant or agreement made by it under the reorganization agreement;

•	there has been a material adverse effect in the business, operations, financial condition, or results of operations with respect to Franklin; or

•	any application for regulatory or governmental approval necessary to complete the merger will have been denied or withdrawn at the request or recommendation of the applicable regulatory agency or governmental authority or if such application is approved with commitments, conditions or understandings, which Interchange believes to materially impair the value of Franklin to Interchange or which alter materially and adversely the economics of the transactions contemplated by the reorganization agreement.
Termination Fees
      The reorganization agreement requires Franklin to pay Interchange a $200,000 termination fee if the reorganization agreement is terminated by Interchange because the Franklin shareholders failed to approve and adopt the reorganization agreement unless (a) Franklin’s board of directors submits the reorganization agreement to its shareholders with a recommendation for approval and without material and adverse conditions on the recommendation and (b) Franklin is in full compliance with all of its other obligations under the reorganization agreement.

      The reorganization agreement requires Franklin to pay Interchange a $1,000,000 termination fee if the reorganization agreement is terminated by Franklin because Franklin has entered into a merger or similar agreement with a third party.
      The reorganization agreement requires Interchange to pay Franklin a $1,000,000 termination fee if the reorganization agreement is terminated by Franklin because Interchange has entered into a merger or similar agreement with a third party.
Expenses
      Interchange and Franklin will pay their own fees, costs and expenses incurred in connection with the merger.
Amendment and Waiver of the Reorganization Agreement
      Interchange and Franklin may jointly amend the terms of the reorganization agreement, and each of them may waive their right to require the other party to adhere to those terms, to the extent legally permissible.
      Except as otherwise required by law, the parties may amend the reorganization agreement or waive any of its terms without the approval of their respective shareholders. However, an amendment to the reorganization agreement that reduces the merger consideration payable to Franklin shareholders and certain other types of amendments cannot be made following the approval and adoption of the reorganization agreement by the Franklin shareholders without their approval.
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
Interchange
      Interchange common stock is traded on the Nasdaq National Market under the symbol “IFCJ.” The following table shows the high and low reported intra-day sales prices per share of Interchange common stock as reported by Nasdaq and the cash dividends declared per share.

	Sales Price
	per Share
			Cash Dividends
	High	Low	per Share

2003
First Quarter	$12.02	$10.73	$0.07
Second Quarter	15.00	11.47	0.07
Third Quarter	15.01	12.89	0.07
Fourth Quarter	17.79	13.63	0.07
2004
First Quarter	18.33	14.80	0.08
Second Quarter	16.89	14.85	0.08
Third Quarter	17.15	15.33	0.08
Fourth Quarter	17.97	15.82	0.08
2005
First Quarter	18.61	16.54	0.09
Second Quarter	19.30	16.90	0.09
Third Quarter (through August 25, 2005)	19.50	17.11	0.09
      Past price performance is not necessarily indicative of likely future performance. Because market prices of Interchange common stock will fluctuate, you are urged to obtain current market prices for shares of Interchange common stock.

      Interchange may repurchase shares of its common stock in accordance with applicable legal guidelines. The actual amount of shares repurchased will depend on various factors, including: market conditions; legal limitations and considerations affecting the amount and timing of repurchase activity; the company’s capital position; internal capital generation; and alternative potential investment opportunities. Federal law prohibits Interchange from purchasing shares of its common stock from the date this proxy statement-prospectus is first mailed to shareholders until completion of the special meeting of shareholders and during the ten-day-trading period ending on the trading day prior to the merger’s closing or until the Average Closing Price of Interchange’s common stock is assessed for purposes of the reorganization agreement.
      After the merger, Interchange currently expects to pay (when, as and if declared by Interchange’s board of directors out of funds legally available) regular quarterly cash dividends of $0.09 per share, in accordance with Interchange’s current practice. In the ordinary course of business, Interchange is dependent upon dividends from its subsidiary, Interchange Bank, to provide funds for the payment of dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of Interchange Bank to fall below specified minimum levels. Approval is also required unless, following the payment of a dividend, the capital stock of the bank will be unimpaired, and the bank will have a surplus of not less than 50% of its capital, or, if not, the payment of the dividend will not reduce the surplus of the bank. The merger agreement limits the cash dividends that may be paid on Franklin common stock pending completion of the merger. See “The Reorganization Agreement — Covenants; Conduct of Business Prior to the Completion of the Merger” beginning on page 37.
Franklin
      Presently, there is no active trading market for Franklin common stock. No registered broker/ dealer makes a market in Franklin common stock, and Franklin common stock is not listed or quoted on any stock exchange or automated quotation system. Registrar and Transfer Company acts as the transfer agent and registrar for its stock. As of the record date, there were approximately 417 holders of the Franklin common stock. Franklin is unaware of any trades of shares of its common stock since January 1, 2003.
      As a New Jersey state chartered bank, Franklin’s ability to pay dividends is restricted by certain laws and regulations. The New Jersey Banking Act of 1948, as amended, provides that no state chartered bank may pay a dividend on its capital stock unless, following the payment of each such dividend, the capital stock of the bank will be unimpaired, and the bank will have a surplus of not less than 50% of its capital, or, if not, the payment of such dividend will not reduce the surplus of the bank. Since its inception, Franklin has never paid any dividends.
      Franklin is also subject to certain restrictions on paying of dividends as a result of the requirement that it maintain an adequate level of capital in accordance with guidelines promulgated by the FDIC.
      The FDIC has adopted risk-based capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization’s operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items. Under these capital guidelines, the FDIC assigns a risk weight factor of 0% to 100% to each category of assets based generally on the perceived credit risk of the asset class. The risk weights are then multiplied by the corresponding asset balances to determine a “risk weighted” asset base. At least half of a bank’s risk-based capital must consist of core (Tier 1) capital, which is comprised of (1) common shareholders’ equity (includes common stock and any related surplus, undivided profits, disclosed capital reserves that represent a segregation of undivided profits, and foreign currency translation adjustments; less net unrealized gains or losses on available for-sale portfolio); (2) certain noncumulative perpetual preferred stock and related surplus; and (3) minority interests in the equity capital accounts of consolidated subsidiaries, and excludes goodwill and intangible assets. The remainder, supplementary (Tier 2) capital, may consist of (1) allowance for loan and lease losses, up to a maximum of 1.25% of risk weighted assets; (2) certain perpetual preferred stock and related surplus; (3) hybrid capital instruments; (4) perpetual debt; (5) mandatory convertible debt securities; (6) term subordinated debt; (7) intermediate term preferred stock; and (8) certain unrealized holding gains on equity securities. “Total risk based capital” is determined by combining core capital and supplementary capital.
      Under the FDIC’s regulatory capital guidelines, Franklin must maintain a Tier 1 capital to adjusted total assets ratio of at least 4.0%, a Tier 1 capital to risk weighted assets ratio of at least 4.0%, and a total risk based capital to risk weighted assets ratio of at least 8.0%. As of June 30, 2005, Franklin had a ratio of Tier 1 capital to adjusted total assets of 13.01%, a ratio of Tier 1 capital to risk-weighted assets of 14.04% and a ratio of total risk based capital to risk-weighted assets of 15.16%.
      Finally, the FDIC has the authority to prohibit Franklin from paying a dividend when the FDIC determines that the dividend would be an unsafe or unsound banking practice.
INFORMATION ABOUT INTERCHANGE
General
      Interchange is a New Jersey business corporation and registered bank holding company under the BHCA. It acquired all of the outstanding stock of Interchange Bank, a New Jersey state chartered bank and member of the Federal Reserve System, in 1986. Interchange Bank is Interchange’s principal operating subsidiary. Interchange’s principal executive office is located at Park 80 West/ Plaza II, Saddle Brook, New Jersey 07663, and the telephone number is (201) 703-2265.
      As a holding company, Interchange provides support services to its direct and indirect subsidiaries. These include executive management, personnel and benefits, risk management, data processing, strategic planning, legal, and accounting and treasury.
      Interchange Bank, established in 1969, is a full-service commercial bank headquartered in Saddle Brook, New Jersey. It offers banking services for individuals and businesses through its network of 29 banking offices within the State of New Jersey.
Products and Services
      Through Interchange Bank, Interchange offers a wide range of consumer banking services, including: checking and savings accounts, money-market accounts, certificates of deposit, individual retirement accounts, residential mortgages, home equity lines of credit and other second mortgage loans, home improvement loans and automobile loans. Interchange Bank also offers credit card and several convenience products, including the Interchange Check Card, which permits customers to access their checking accounts by using the card when making purchases. The Interchange Check Card can also be used as an ATM card to perform basic banking transactions. Interchange Bank maintains thirty-two automated teller machines, which are located at twenty-nine of the Interchange Banking offices, its supermarket mini-branch and at Interchange Bank’s operations center.
      Another service offered to customers is Interchange Bank-Line Telephone Banking, which permits customers to perform basic banking transactions, including, transfer money between accounts and make loan payments from any phone, at any time of the day or night by calling a toll-free number. Interchange Bank also offers the Interchange Bank-Line Center, which is an inbound calling facility providing enhanced customer service via access to a single source for account and product information, opening accounts or even applying for a consumer loan. The Interchange Bank-Line Center also serves as an outbound telemarketing resource, contacting prospective and current customers for new accounts. Interchange Bank also offers online banking through InterBank. InterBank, which is accessed through Interchange Bank’s web site at http://www.interchangebank.com, allows customers to access account information, process transfers between accounts, generate an account statement, pay bills electronically and much more. The information on Interchange’s web site is not a part of this document.
      Interchange Bank also is engaged in the financing of local business and industry, providing credit facilities and related services for smaller businesses, typically those with $1 million to $5 million in annual sales.

Commercial loan customers of Interchange Bank are businesses ranging from light manufacturing and local wholesale and distribution companies to medium-sized service firms and local retail businesses. Most types of commercial loan products are offered, including working capital lines of credit, small business administration loans, term loans for fixed asset acquisitions, commercial mortgages, equipment lease financing and other forms of asset-based financing. In addition, Interchange Bank offers a full line of cash management services for its corporate customers, including online banking through Interbanking, Business Check Card, Merchant Services, Lockbox and Escrow Management. Interchange Bank also specializes in development retirement plans for its customers through its Investment Services Department.
      In addition to its origination activities, Interchange Bank purchases packages of loans. These loans are subjected to Interchange Bank’s independent credit analysis prior to purchase. Interchange Bank has experienced opportunities to sell its and other products and services to the borrowers whose loans are purchased and believes that purchasing loans will continue to be a desirable way to augment its portfolios as opportunities arise.
      Interchange Bank also engages in mutual fund and annuities sales and brokerage services. An Investment Services Program is offered through an alliance between Interchange Bank and the ICBA Financial Services Corporation (“ICBA”), under which mutual funds and annuities offered by ICBA are made available to Interchange Bank’s customers. Interchange Bank has also expanded its product offerings by entering into an agreement with a third party provider to offer discount brokerage services to its customers. Interchange offers securities trading through its web site, which is hyperlinked to FISERVE Securities, Inc., member NASD/ SIFC, so that customers can access their brokerage accounts via the Internet. There is also a direct link from Interchange’s web site to the Nasdaq National Market to allow investors to keep informed of the daily quotes and market activity for Interchange’s common stock.
Regulation and Supervision
      Banking is a complex, highly regulated industry. The primary goals of bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. In furtherance of those goals, Congress has created several largely autonomous regulatory agencies and enacted myriad legislation that governs banks, bank holding companies and the banking industry. Descriptions and references to the statutes and regulations below are brief summaries thereof and do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

Interchange
      Interchange is a registered bank holding company under the BHCA and, as such, is subject to supervision and regulation by the Federal Reserve. As a bank holding company, Interchange is required to file an annual report with the Federal Reserve and such additional information as the Federal Reserve may require pursuant to the BHCA and Federal Regulation Y. The Federal Reserve may conduct examinations of Interchange or any of its subsidiaries.
      The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank (although the Federal Reserve may not assert jurisdiction in certain bank mergers that are regulated under Bank Merger Act), or ownership or control of any voting shares of any bank if after such acquisition it would own or control directly or indirectly more than 5% of the voting shares of such bank.
      The BHCA also provides that, with certain limited exceptions, a bank holding company may not (i) engage in any activities other than those of banking or managing or controlling banks and other authorized subsidiaries or (ii) own or control more than five percent (5%) of the voting shares of any company that is not a bank, including any foreign company. A bank holding company is permitted, however, to acquire shares of any company the activities of which the Federal Reserve, after due notice and opportunity for hearing, has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The Federal Reserve has issued regulations setting forth specific activities that are permissible under the exception. A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.
      Under certain circumstances, prior approval of the Federal Reserve is required under the BHCA before a bank holding company may purchase or redeem any of its equity securities.
      Traditionally, the activities of bank holding companies have been limited to the business of banking and activities closely related or incidental to banking. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (the “Modernization Act”), enacted on November 11, 1999, with an effective date of March 11, 2000, expanded the types of activities in which a bank holding company may engage. Subject to various limitations, the Modernization Act generally permits a bank holding company to elect to become a “financial holding company.” A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are “financial in nature.” Among the activities that are deemed “financial in nature” are, in addition to traditional lending activities, securities underwriting, dealing in or making a market in securities, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, certain merchant banking activities, and activities that the Federal Reserve considers to be closely related to banking. A bank holding company may become a financial holding company under the Modernization Act if each of its subsidiary banks is “well capitalized” under the Federal Reserve guidelines (See “Capital Adequacy Guidelines” below), is well managed and has at least a satisfactory rating under the Community Reinvestment Act. In addition, a bank holding company must file a declaration with the Federal Reserve that the bank holding company wishes to become a financial holding company. A bank holding company that falls out of compliance with such requirements may be required to cease engaging in certain activities permitted only for financial holding companies. Any bank holding company that does not elect to become a financial holding company remains subject to the current restrictions of the BHCA. Presently, Interchange has chosen not to become a financial holding company.
      In a similar manner, a bank may establish one or more subsidiaries, which subsidiaries may then engage in activities that are financial in nature. Applicable law and regulations provide, however, that the amount of such investments are generally limited to 45% of the total assets of a bank, and such investments are not aggregated with a bank for determining compliance with capital adequacy guidelines. Further, the transactions between a bank and such a subsidiary are subject to certain limitations. See generally, the discussion of “Transactions with Affiliates” below.
      Under the Modernization Act, the Federal Reserve serves as the primary “umbrella” regulator of financial holding companies, with supervisory authority over each parent company and limited authority over its subsidiaries. Expanded financial activities of financial holding companies will generally be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators, and insurance activities by insurance regulators. The Modernization Act also imposes additional restrictions and heightened disclosure requirements regarding private information collected by financial institutions.
      Transactions with Affiliates. The provisions of Section 23A of the Federal Reserve Act and related statutes place limits on all insured banks (including Interchange Bank) as to the amount of loans or extensions of credit to, or investment in, or certain other transactions with, their parent bank holding companies and certain of such holding companies’ subsidiaries and as to the amount of advances to third parties collateralized by the securities or obligations of bank holding companies or their subsidiaries. In addition, loans and extensions of credit to affiliates of Interchange Bank generally must be secured in the prescribed amounts.
      Capital Adequacy Guidelines. The Federal Reserve issued guidelines establishing risk-based capital requirements for bank holding companies having more than $150 million in assets and member banks of the Federal Reserve System. The guidelines established a risk-based capital framework consisting of (1) a definition of capital and (2) a system for assigning risk weights. Capital consists of Tier 1 capital, which includes common shareholders’ equity less certain intangibles and a supplementary component called Tier 2, which includes a portion of the allowance for loan losses. Effective October 1, 1998, the Federal Reserve adopted an amendment to its risk-based capital guidelines that permits insured depository institutions to include in their Tier 2 capital up to 45% of the pre-tax net unrealized gains on certain available for sale equity securities. All assets and off-balance-sheet items are assigned to one of four weighted risk categories ranging from 0% to 100%. Higher levels of capital are required for the categories perceived as representing the greater risks. The Federal Reserve established a minimum risk-based capital ratio of 8% (of which at least 4% must be Tier 1). An institution’s risk-based capital ratio is determined by dividing its qualifying capital by its risk-weighted assets. The guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking institutions, take off-balance sheet items into account in assessing capital adequacy, and minimize disincentives to holding liquid, low-risk assets. Banking organizations are generally expected to operate with capital positions well above the minimum rates. Institutions with higher levels of risk, or which experience or anticipate significant growth, are also expected to operate well above minimum capital standards. In addition to the risk-based guidelines discussed above, the Federal Reserve requires that a bank holding company and bank which meet the regulator’s highest performance and operational standards and which are not contemplating or experiencing significant growth maintain a minimum leverage ratio (Tier 1 capital as a percent of quarterly average adjusted assets) of 3%. For those financial institutions with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be increased. At June 30, 2005, Interchange and Interchange Bank satisfied these ratios and have been categorized well-capitalized, which in the regulatory framework for prompt corrective action imposes the lowest level of supervisory restraints.
      Capital adequacy guidelines focus principally on broad categories of credit risk although the framework for assigning assets and off-balance sheet items to risk categories does incorporate elements of transfer risk. The risk-based capital ratio does not, however, incorporate other factors that may affect a company’s financial condition, such as overall interest rate exposure, liquidity, funding and market risks, the quality and level of earnings, investment or loan concentrations, the quality of loans and investments, the effectiveness of loan and investment policies and management’s ability to monitor and control financial and operating risks.
      The Federal Reserve is vested with broad enforcement powers over bank holding companies to forestall activities that represent unsafe or unsound practices or constitute violations of law. These powers may be exercised through the issuance of cease and desist orders or other actions. The Federal Reserve is also empowered to assess civil money penalties against companies or individuals that violate the BHCA, to order termination of non-banking activities of non-banking subsidiaries of bank holding companies and to order termination of ownership and control of non-banking subsidiaries by bank holding companies. Neither Interchange nor any of its affiliates has ever been the subject of any such actions by the Federal Reserve.

Interchange Bank
      As a New Jersey state chartered bank, Interchange Bank’s operations are subject to various requirements and restrictions of state law pertaining to, among other things, lending limits, reserves, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices and capital adequacy. Interchange Bank is subject to primary supervision, periodic examination and regulation by the New Jersey Department of Banking and Insurance. If, as a result of an examination of a bank, the New Jersey Department of Banking and Insurance determines that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of Interchange Bank’s operations are unsatisfactory or that Interchange Bank or its management is violating or has violated any law or regulation, various remedies are available to the New Jersey Department of Banking and Insurance. Such remedies include the power to enjoin “unsafe and unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to, among other things, direct an increase in capital, to restrict the growth of Interchange Bank, to assess civil penalties and to remove officers and directors. Interchange Bank has never been the subject of any administrative orders, memoranda of understanding or any other regulatory action by the New Jersey Department of Banking and Insurance. Interchange Bank also is a member of the Federal Reserve System and therefore subject to supervisory examination by and regulations of the Federal Reserve Bank of New York.
      Interchange Bank’s deposits are insured by the Bank Insurance Fund administered by the FDIC up to a maximum of $100,000 per depositor. For this protection, Interchange Bank pays a quarterly statutory deposit insurance assessment to, and is subject to the rules and regulations of, the FDIC.

      Interchange Bank’s ability to pay dividends is subject to certain statutory and regulatory restrictions. The New Jersey Banking Act of 1948, as amended, provides that no state chartered bank may pay a dividend on its capital stock unless, following the payment of each such dividend, the capital stock of Interchange Bank will be unimpaired, and Interchange Bank will have a surplus of not less than 50% of its capital, or, if not, the payment of such dividend will not reduce the surplus of Interchange Bank. In addition, the payment of dividends is limited by the requirement to meet the risk-based capital guidelines issued by the Federal Reserve Board and other regulations.
      To the extent that the foregoing information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the full text of those provisions. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to Interchange and/or Interchange Bank could have a material effect on the business of Interchange.
INFORMATION ABOUT FRANKLIN
General
      Franklin is a New Jersey state chartered commercial bank which commenced business on October 19, 2000. Franklin is a full service commercial bank, providing a wide range of business and consumer financial services in its target marketplace, which is comprised primarily of portions of Essex and Passaic Counties, New Jersey. Franklin operates through its main office located at 277 Franklin Avenue, Nutley, New Jersey. The bank’s telephone number is 973-284-1777.
      Franklin’s deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation up to applicable limits. The operations of Franklin are subject to the supervision and regulation of the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance.
Business
      Franklin conducts a traditional commercial banking business and offers services such as personal and business checking accounts and time deposits, money market accounts and regular savings accounts. Franklin also offers on-line banking. Franklin also offers a wide selection of lending products, including consumer and home equity loans, commercial and residential mortgage loans and lines of credit. Franklin structures its specific services and charges in a manner designed to attract the business of (i) small and medium-sized businesses, and the owners and managers of these entities; (ii) professionals and middle managers of locally-based corporations; and (iii) individuals residing, working and shopping in its Essex and Passaic Counties, New Jersey trade area. Franklin engages in a wide range of lending activities and offers commercial, consumer, residential and non-residential mortgage and construction loans.
Service Area
      Franklin’s service area primarily consists of portions of Essex and Passaic Counties, New Jersey.
Competition
      Franklin operates in a highly competitive environment, competing for deposits and loans with commercial banks, thrifts and other financial institutions, many of which have greater financial resources than Franklin does. Many large financial institutions compete for business in Franklin’s service area. In addition, in November of 1999, the Gramm-Leach-Bliley Financial Modernization Act of 1999 was passed into law. The Act permits insurance companies and securities firms, among others, to acquire financial institutions and has increased competition within the financial services industry. Certain of Franklin’s competitors have significantly higher lending limits than it does and provide services to their customers which Franklin does not offer.

      Franklin believes that it is able to compete favorably with its competitors because Franklin provides responsive personalized services through management’s knowledge and awareness of its service area, customers and businesses.
Employees
      At June 30, 2005, Franklin employed fourteen full-time equivalent employees. None of these employees is covered by a collective bargaining agreement and Franklin believes that its employee relations are good.
Legal Proceedings
      Franklin is from time to time named to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the business of the bank. Management does not believe that there is any pending or threatened proceeding against the bank which, if determined adversely, would have a material effect on the business or financial position of the bank.
Ownership of Franklin Common Stock by Management and Certain Beneficial Owners
      The following table sets forth information concerning the beneficial ownership of the Franklin Common Stock, as of August 25, 2005, by (i) each person who is known by Franklin to own beneficially more than five percent (5%) of the issued and outstanding common stock of Franklin, (ii) each director of Franklin, (iii) each executive officer of Franklin with annual compensation equal to or greater than $100,000, and (iv) all directors and executive officers of Franklin as a group. Franklin is not aware of any individual or group which holds in excess of 5% of the outstanding Franklin common stock.

	Number of Shares
	Beneficially		Percent
Name and Address of Beneficial Owner(1)	Owned(2)		of Class

John F. Brown(3)(10)	41,355		3.82%
Susan E. Cancelosi(4)	26,621		2.45%
Bruno J. Castellano(3)(17)	24,345		2.25%
Salvatore Cocco, Jr.(5)(11)	38,129		3.50%
Philip Ferinde, Sr.(3)(15)	24,345		2.25%
Daniel J. Geltrude(6)(12)	44,533		4.10%
Gordon M. Hahn(8)	52,531		4.85%
Martin Lewkowicz(8)	24,807		2.30%
Thomas Lupo(7)	25,180		2.33%
Frank J. Olivo(4)	29,500		2.72%
James M. Piro(6)(16)	43,831		4.03%
Frank Pomaco(9)(13)	13,309		1.23%
Kenneth W. Sawyer(3)(14)	38,785		3.58%
Directors and Executive Officers as a Group (13 persons)	427,271	(18)	37.52%

(1)	The address for all persons listed is c/o Franklin Bank, 277 Franklin Avenue, Nutley, New Jersey 07110.

(2)	In addition to shares owned by a named person, beneficially owned shares also include any shares held in the name of that person’s spouse, minor children or other relatives living in such person’s home, as well as any shares that the indicated person has the right to acquire within 60 days (primarily, the exercise of stock options exercisable within 60 days). Beneficially owned shares also include shares over which the named person has sole or shared voting power or investment power, and shares owned by various entities in which the named person has an ownership or controlling interest. For purposes of the above table, the percentage of common stock beneficially owned by a person or group assumes the exercise of options held by such person or group but the nonexercise of options held by others. The computation for the total assumes the exercise of all such options held by each person.

(3)	Includes options to purchase 3,285 shares under the Non-employee Director Stock Option Plans.

(4)	Includes options to purchase 5,421 shares under the Non-employee Director Stock Option Plans.

(5)	Includes options to purchase 10,120 shares under the Non-employee Director Stock Option Plans.

(6)	Includes options to purchase 7,921 shares under the Non-employee Director Stock Option Plans.

(7)	Includes options to purchase 3,180 shares under Employee Stock Option Plan.

(8)	Includes options to purchase 3,921 shares under the Non-employee Director Stock Option Plans.

(9)	Includes options to purchase 1,000 shares under the Non-employee Director Stock Option Plan B.

(10)	Includes 7,155 shares held by spouse and 7,155 shares held jointly with Samuel W. Brown.

(11)	Includes 16,667 shares held jointly with spouse and 1,074 shares held for children.

(12)	Includes 10,600 shares held in The Geltrude Family Trust, 1,430 shares held for minor children and 4,850 shares held in Mr. Geltrude’s IRA.

(13)	Includes 2,544 shares held jointly with spouse and 2,000 shares held by spouse.

(14)	Includes 2,650 shares held in custody for a minor child.

(15)	Includes 10,460 shares held in Mr. Ferinde’s IRA.

(16)	Includes 25,310 shares held in Mr. Piro’s IRA.

(17)	Includes 14,167 shares held jointly with spouse.

(18)	Includes 34,848 shares purchasable pursuant to options which are presently exercisable or exercisable within sixty (60) days.
DESCRIPTION OF INTERCHANGE COMMON STOCK
      Set forth below is a summary of the material features of the Interchange common stock. This summary is not a complete discussion of the charter documents and other instruments of Interchange that create the rights of the security holders. Additional information regarding the rights associated with owning shares of Interchange common stock may be found under the heading “Material Differences Between Holders of Interchange Common Stock and Franklin Common Stock,” below.
General
      Interchange has authority to issue 33,750,000 shares of Interchange common stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share. As of July 29, 2005, there were 19,160,765 shares of Interchange common stock outstanding, plus unexercised options to purchase an aggregate of 1,428,353 shares of common stock pursuant to Interchange’s stock option plan. There currently are no shares of preferred stock outstanding.
Dividend Rights
      Shareholders are entitled to dividends when and if declared by the Interchange board of directors, after satisfaction of the prior rights of holders of outstanding preferred stock, if any, out of funds legally available therefor.
Voting Rights
      On any matter submitted to a vote of the shareholders, holders of Interchange common stock are entitled to one vote, in person or by proxy, for each share of Interchange common stock held of record in the shareholder’s name on the Interchange books as of the record date.

Liquidation Rights
      Each share of Interchange common stock has the same rights, privileges and preferences as every other share and will share equally in Interchange’s net assets upon liquidation or dissolution.
Preemptive Rights
      Interchange common stock has no preemptive, conversion or redemption rights, or sinking fund provisions.
Issuance of Stock
      Interchange’s board of directors may issue additional authorized shares of Interchange common stock without the approval of the shareholders of Interchange. However, Interchange’s common stock is listed for quotation on the Nasdaq National Market, which requires shareholder approval of the issuance of additional shares of Interchange common stock under certain circumstances.
Transfer Agent
      The transfer agent and registrar for the Interchange common stock is Continental Stock Transfer & Trust Company.
Preferred Stock
      The Interchange board of directors, without shareholder approval, may authorize one or more classes of serial preferred stock with preferences or voting rights that may adversely affect the rights of holders of Interchange common stock. Although it is not possible to state the actual effect any issuance of preferred stock might have upon the rights of holders of the Interchange common stock, the issuance of preferred stock might:

•	restrict dividends on Interchange common stock if preferred stock dividends have not been paid;

•	dilute the voting power and equity interest of holders of Interchange common stock to the extent that any preferred stock series has voting rights or is convertible into Interchange common stock; or

•	prevent current holders of Interchange common stock from participating in Interchange’s assets upon liquidation until any liquidation preferences granted to the holders of the preferred stock are satisfied.
      In addition, Interchange’s issuance of preferred stock may, under certain circumstances, have the effect of discouraging an attempt to change control of Interchange.
MATERIAL DIFFERENCES BETWEEN HOLDERS OF
INTERCHANGE COMMON STOCK AND FRANKLIN COMMON STOCK
General
      In the merger, Franklin shareholders, other than dissenting shareholders, will exchange their shares of Franklin common stock for shares of Interchange common stock. On consummation of the merger, Franklin shareholders will become Interchange shareholders. The restated certificate of incorporation, as amended, and bylaws of Interchange, in addition to the New Jersey Business Corporation Act, will govern their rights as Interchange shareholders.
      Interchange is a New Jersey corporation subject to the provisions of the New Jersey Business Corporation Act. Franklin is a New Jersey bank subject to the provisions of the New Jersey Banking Act of 1948. The provisions of the New Jersey Business Corporation Act and the New Jersey Banking Act of 1948 differ substantially. The following is a summary of the material differences between the provisions of the certificate of incorporation and bylaws of each of Interchange and Franklin and their governing statutes. This summary is not intended to be a complete discussion of the respective certificates of incorporation and bylaws of Interchange and Franklin and it is qualified in its entirety by reference to the applicable provisions of the New Jersey Business Corporation Act and the New Jersey Banking Act as well as by reference to the respective certificates of incorporation and bylaws of Interchange and Franklin.
      You should carefully read this entire document and the other documents we refer to in this document for a more complete understanding of the differences between being a shareholder of Interchange and being a shareholder of Franklin.
Authorized Capital Stock
      Interchange. Interchange’s restated certificate of incorporation, as amended, authorizes the issuance of up to 33,750,000 shares of Interchange common stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share. As of July 29, 2005, there were 19,160,765 shares of Interchange common stock outstanding, plus issued but unexercised options to purchase an aggregate of 1,428,353 shares of common stock pursuant to Interchange’s stock option plan. There currently are no shares of Interchange preferred stock outstanding.
      Franklin. Franklin’s certificate of incorporation authorizes capital stock consisting of 1,500,000 shares, $5.00 par value. On the Franklin record date, there were 1,079,175 shares of Franklin common stock outstanding, plus issued but unexercised options to purchase an aggregate of 97,626 shares of common stock pursuant to Franklin’s stock option plan.
Issuance of Capital Stock
      Interchange. The restated certificate of incorporation, as amended, and bylaws, as amended, of Interchange do not limit the ability of the board of directors of Interchange to authorize the issuance of Interchange capital stock. However, because Interchange’s common stock is listed for quotation on the Nasdaq National Market, Interchange is required to obtain shareholder approval of certain issuances of common stock and most stock compensation plans for directors, officers and key employees. Interchange also may elect to seek shareholder approval of stock-related compensation plans in certain instances in order to qualify such plans for favorable federal income tax and securities law treatment under current laws and regulations. Holders of Interchange common stock do not have preemptive rights with respect to any shares of Interchange common stock which may be issued.
      Franklin. The certificate of incorporation and bylaws of Franklin do not limit the ability of the board of directors of Franklin to authorize the issuance of Franklin capital stock. Shares of Franklin common stock may not be sold for less than the par value of the stock.
Dividends
      Interchange. The Interchange bylaws, as amended, provide that the Interchange board of directors may declare dividends at any regular or special meeting, in accordance with applicable law.
      Franklin. Franklin’s certificate of incorporation provides that the board of directors has the power to pay dividends, in whole or in part in stock, without the approval or ratification of the shareholders and in accordance with applicable law. The New Jersey Banking Act of 1948, as amended, provides that no state chartered bank may pay a dividend on its capital stock unless, following the payment of each such dividend, the capital stock of the bank will be unimpaired, and the bank will have a surplus of not less than 50% of its capital, or, if not, the payment of such dividend will not reduce the surplus of the bank.

Voting Rights
      Interchange. Each share of Interchange common stock is entitled to one vote per share on all matters properly presented at meetings of shareholders of Interchange.
      Franklin. Each share of Franklin common stock is entitled to one vote per share on all matters properly presented at meetings of shareholders of Franklin.
Cumulative Voting
      Interchange. Interchange’s restated certificate of incorporation, as amended, does not presently provide Interchange shareholders with cumulative voting.
      Franklin. Franklin’s certificate of incorporation does not presently provide Franklin shareholders with cumulative voting.
Classified Board of Directors
      Interchange. Interchange currently has a classified board comprised of three classes. Interchange directors are elected for three-year terms and until their successors have been duly elected and qualified.
      Franklin. The Banking Act does not permit a New Jersey chartered commercial bank to have a classified board of directors. Franklin directors are elected by the shareholders at each annual meeting, and the directors serve from the time they are elected until their successors have been duly elected and qualified at the next annual meeting.
Number of Directors
      Interchange. Interchange’s restated certificate of incorporation, as amended, and bylaws, as amended, each provide that the number of directors will not be less than five nor more than fifteen with the exact number determined from time to time by a resolution adopted by the board. In addition, Interchange’s restated certificate of incorporation provides that the affirmative vote of at least 80% of the outstanding shares of Interchange common stock is required in order to amend or repeal the article of the restated certificate of incorporation regarding the Interchange board of directors. The Interchange board of directors currently has 14 members.
      Franklin. Franklin’s certificate of incorporation, as amended, and bylaws authorize a minimum of five and a maximum of twenty-five directors, but leaves the exact number to be fixed by resolution of the board of directors. The Franklin board has fixed the number of directors at 13.
Removal of Directors
      Interchange. Interchange’s restated certificate of incorporation, as amended, and bylaws, as amended, specify that any director may be removed, with or without cause, but only by the affirmative vote of at least 80% of the shares of Interchange common stock entitled to vote for the election of directors generally. The restated certificate of incorporation, as amended, and bylaws, as amended, also provide that the board of directors may remove any director for cause or suspend any director from acting as director pending a final determination that cause exists for removal, but in either case by a majority vote of the entire board.
      Franklin. Neither Franklin’s bylaws nor Franklin’s certificate of incorporation specifies the procedure for removal of directors.

Filling Vacancies on the Boards of Directors
      Interchange. Interchange’s restated certificate of incorporation, as amended, and bylaws, as amended, provide that a vacancy caused by any increase in the number of directors may be filled by the board. Vacancies that are not the result of an increase in the number of directors, including those resulting from the removal of a director:

•	may be filled by a majority of the directors then in office, even though that number may be less than a quorum.

•	by the board;

•	by a sole remaining director.
      Franklin. According to Franklin’s bylaws, the board of directors may, between annual meetings, increase the number of directors by not more than two, and may appoint persons to fill the vacancies created. Any other vacancies on Franklin’s board of directors may be filled by a majority of the directors in office.
Special Meeting of the Shareholders
      Interchange. Interchange’s bylaws provide that special meetings of the Interchange board of directors, for any purpose(s), may be called by the chairman of the board of directors, the president, or a majority of the board of directors.
      Franklin. According to Franklin’s bylaws, special meetings of the shareholders may be called at any time by the board of directors, the Chairman, the President, or by the holders of not less than 20% of all outstanding shares of Franklin entitled to vote at the meeting.
Amendment of Bylaws
      Interchange. Interchange’s restated certificate of incorporation, as amended, provides that the Interchange bylaws may be made, amended, altered, changed, added to or repealed by the Interchange board of directors without any action on the part of the Interchange shareholders. In addition, the bylaws of Interchange provide that the bylaws may be altered, amended or repealed by the Interchange shareholders, but only by the affirmative vote of 80% or more of the then outstanding shares of Interchange common stock or by a majority of the board of directors. Any bylaw adopted or repealed by the shareholders may be amended or repealed by the board of directors, unless the resolution of the shareholders adopting such bylaw expressly reserves to the shareholders the right to amend or repeal it.
      Franklin. Franklin’s bylaws provide that the bylaws may be altered, amended or repealed, or new bylaws may be adopted, by an affirmative vote of a majority of the board of directors at any regular or special meeting provided that at least two days prior written notice of the intended action has been given. Franklin’s certificate of incorporation provides that any changes to Franklin bylaws by the board of directors are subject to alteration or repeal by the shareholders at any meeting.
Shareholder Nominations and Proposals at Shareholder Meetings
      Interchange. The restated certificate of incorporation, as amended, and bylaws, as amended, of Interchange do not set forth procedures for the nomination of directors or for the submission of proposals at shareholder meetings.
      Franklin. Franklin’s certificate of incorporation, as amended, and bylaws do not set forth procedures for the nomination of directors or the submission of proposals at shareholder meetings.

Anti-Takeover Provisions
      The New Jersey Shareholders Protection Act (the “NJSPA”) prohibits certain transactions involving an “interested shareholder” and a “resident domestic corporation.” An “interested shareholder” is one that is directly or indirectly a beneficial owner of 10% or more of the voting power of the outstanding voting stock of a resident domestic corporation. The NJSPA prohibits certain business combinations between an interested shareholder and a resident domestic corporation for a period of five years after the date the interested shareholder acquired its stock, unless the business combination was approved by the resident domestic corporation’s board of directors prior to the stock acquisition date. After the five-year period expires, the prohibition on certain business combinations continues unless the combination is approved by the affirmative vote of two-thirds of the voting stock not beneficially owned by the interested shareholder, the combination is approved by the board prior to the interested shareholder’s stock acquisition date or certain fair price provisions are satisfied. The NJSPA applies to Interchange, although it is not currently applicable to Franklin since its shares are not registered under the Securities Exchange Act of 1934.
      Interchange. Interchange’s restated certificate of incorporation, as amended, provides that approval of the holders of at least eighty percent of the outstanding shares of Interchange common stock entitled to vote in the election of directors is required for Interchange to enter into:

•	any merger or consolidation of Interchange with any interested shareholder, as defined in the certificate of incorporation, or affiliate, as defined in the certificate of incorporation, of an interested shareholder;

•	any plan of exchange for all of the outstanding shares of Interchange for any class of shares of an interested shareholder or an affiliate of an interested shareholder;

•	any sale or other disposition to any interested shareholder or an affiliate of an interested shareholder of any assets of Interchange having an aggregate fair market value of $2.0 million or more;

•	the issuance or transfer by Interchange of any of its securities with an interested shareholder or an affiliate of an interested shareholder having an aggregate fair market value of $2.0 million or more;

•	the adoption of any plan or proposal for the liquidation of dissolution of Interchange proposed by an interested shareholder or affiliate of an interested shareholder; or

•	any reclassification of securities which has the effect of increasing the ownership of any interested shareholder of an affiliate of an interested shareholder.
      Franklin. Franklin’s certificate of incorporation, as amended, and bylaws contain no similar provisions.
Preemptive Rights
      Interchange. Interchange’s restated certificate of incorporation does not provide shareholders with preemptive rights.
      Franklin. Franklin’s certificate of incorporation, as amended, does not provide shareholders with preemptive rights.
Limitation on Director Liability
      Interchange. Interchange’s restated certificate of incorporation provides that, except to the extent prohibited by law, a director or officer of Interchange shall not be personally liable to Interchange or its shareholders for damages for breach of any duty owed to Interchange or its shareholders; provided that no director or officer will be relieved from liability for any breach of duty based upon an act or omission:

•	in breach of a director’s duty of loyalty to the corporation or its shareholders;

•	not in good faith or in knowing violation of the law; or

•	resulting in a director’s receipt of an improper personal benefit.

      Franklin. Franklin’s certificate of incorporation, as amended, provides that, except to the extent prohibited by law, a director or officer of Franklin shall not be personally liable to Franklin or its shareholders for damages for breach of any duty, except that no director or officer will be relieved from liability for any breach of duty based upon:

•	a breach of his duty of loyalty to the bank or its shareholders;

•	an action not in good faith or a knowing violation of law; or

•	the receipt of an improper personal benefit.
EXPERTS
      The consolidated financial statements incorporated in this proxy statement-prospectus by reference from Interchange Financial Services Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, independent registered public accountants, as stated in their reports, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
LEGAL MATTERS
      The validity of the shares of Interchange common stock to be issued pursuant to the terms of the merger agreement will be passed upon for Interchange by Andora & Romano, LLC. In addition, the material federal income tax consequences of the merger will be passed upon for Interchange and Franklin by Jenkens & Gilchrist, a Professional Corporation.
WHERE YOU CAN FIND MORE INFORMATION
Interchange SEC Filings
      Interchange files annual, quarterly and current special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. Interchange’s SEC filings are available to the public on the SEC’s website at http://www.sec.gov. These filings are also available to the public from commercial document retrieval services.
      You can also read and copy reports, statements or other information filed by Interchange with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.
Registration Statement
      Interchange has filed a registration statement on Form S-4 to register with the SEC the shares of Interchange common stock to be issued to Franklin shareholders in connection with the merger. This proxy statement-prospectus is a part of that registration statement and constitutes a prospectus of Interchange, in addition to being a proxy statement for the special meeting of Franklin shareholders. The registration statement, including the exhibits to the registration statement, contains additional relevant information about Interchange and Franklin common stock. As allowed by SEC rules, this proxy statement-prospectus does not contain all the information you can find in the registration statement including exhibits. You may obtain copies of the registration statement on Form S-4 (and any amendments to that document) in the manner described above.
Documents Incorporated by Reference
      The SEC allows Interchange to “incorporate by reference” into this proxy statement-prospectus information it files with the SEC, which means that Interchange can disclose important information to you by referring you to those documents. Information incorporated by reference is an important part of this prospectus, and information subsequently filed by Interchange with the SEC automatically updates this information as well as the information included in this proxy statement-prospectus. If there are any differences between information in this prospectus and information in a document that is incorporated by reference, rely on the information in the later filed document.
      This proxy statement-prospectus incorporates by reference the documents listed below that Interchange has previously filed with the SEC (other than the portions of those documents not deemed to be filed). They contain important information about Interchange and its financial condition. All of the incorporated documents were filed with the SEC under File No. 001-10518.

Filings	Period or Date Filed

Annual Report on Form 10-K, including information specifically incorporated by reference into the Form 10-K from Interchange’s 2004 Annual Report to Shareholders and definitive Proxy Statement for its 2005 Annual Meeting of Shareholders
Year ended December 31, 2004
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2005 and June 30, 2005
Current Reports on Form 8-K or 8-K/ A	January 20, 2005; January 28, 2005; April 22, 2005; April 29, 2005; June 24, 2005; July 14, 2005; July 21, 2005; July 25, 2005; July 26, 2005; and August 3, 2005
The description of Interchange’s common stock set forth under the caption “Description of Capital Stock” in the final prospectus included in Interchange’s registration statement on Form S-2 filed with the SEC (Registration No. 33-49840)
October 9, 1992
      All documents filed by Interchange with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement-prospectus and prior to the filing of a post-effective amendment that indicates all securities offered have been sold or that deregisters all securities then remaining unsold are incorporated by reference into this proxy statement-prospectus and are part of this proxy statement-prospectus from the date of filing.
      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

Documents Available Without Charge
      Interchange and Franklin will provide, without charge, copies of any report incorporated by reference into this document, excluding exhibits other than those that are specifically incorporated by reference in this document. You may obtain a copy of any document incorporated by reference by writing or calling Interchange as follows:

Interchange Documents:

Ms. Georgianna Hutter
Interchange Financial Services Corporation
Park 80 West/ Plaza II
Saddle Brook, New Jersey 07663
(201) 703-2265
      If you would like to request documents from Interchange, please do so at least five business days before the date of your shareholders’ meeting in order to receive timely delivery of such documents prior to your shareholders’ meeting.
      You should rely only on the information contained or incorporated by reference in this document. Neither Interchange nor Franklin has authorized any person to provide you with information that is different from what is contained in this document. This proxy statement-prospectus is dated August 29, 2005. You should not assume that the information contained in this document is accurate as of any date other than that date, and neither the mailing of this document to Franklin shareholders nor the issuance of Interchange common stock in the merger creates any implication to the contrary.

APPENDIX A
AGREEMENT AND PLAN OF REORGANIZATION
      The reorganization agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about Interchange or Franklin. Such information can be found elsewhere in this proxy statement-prospectus and, with respect to Interchange, in the other public filings Interchange makes with the Securities and Exchange Commission, which are available without charge at http://www.sec.gov.
      The reorganization agreement contains representations and warranties we made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that we have exchanged in connection with signing the reorganization agreement. While we do not believe that they contain information securities laws require us to publicly disclosure other than information that has already been so disclosed, the disclosure schedules do contain information that modified, qualifies and creates exceptions to the representations and warranties set forth in the attached reorganization agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in general prior public disclosures by us, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

AGREEMENT AND PLAN OF REORGANIZATION
BY AND BETWEEN
INTERCHANGE FINANCIAL SERVICES CORPORATION
SADDLE BROOK, NEW JERSEY,
INTERCHANGE BANK,
SADDLE BROOK, NEW JERSEY
AND
FRANKLIN BANK
NUTLEY, NEW JERSEY
Dated as of June 23, 2005

ARTICLE I ACQUISITION OF FRANKLIN BY INTERCHANGE		A-2
1.01	Merger of Franklin with and into Interchange Bank	A-2
1.02	Effective Date and Effective Time	A-2
1.03	Effects of the Merger	A-2
1.04	Certificate of Incorporation and Bylaws	A-2
1.05	Directors and Officers	A-2
1.06	Conversion of Securities	A-2
1.07	Exchange Procedures; Surrender of Certificates	A-4
1.08	Treatment of Franklin Stock Options	A-5
1.09	Tax Consequences	A-6
1.10	Dissenting Shareholders	A-6
1.11	Shares of Interchange Bank	A-6

ARTICLE II THE CLOSING AND THE CLOSING DATE		A-6
2.01	Time and Place of the Closing and Closing Date	A-6
2.02	Actions to be Taken at the Closing by Franklin	A-6
2.03	Actions to be Taken at the Closing by Interchange	A-7
2.04	Further Assurances	A-8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF FRANKLIN		A-8
3.01	Organization and Authority	A-8
3.02	No Subsidiaries	A-9
3.03	Capitalization of Franklin	A-9
3.04	Execution and Delivery; No Violation	A-9
3.05	Consents and Approvals	A-10
3.06	Financial Statements	A-10
3.07	No Material Adverse Effect	A-11
3.08	Absence of Certain Changes or Events	A-11
3.09	Litigation	A-13
3.10	Taxes and Tax Returns	A-13
3.11	Undisclosed Liabilities	A-14
3.12	Title to Assets	A-15
3.13	Condition of Assets	A-15
3.14	Contracts	A-15
3.15	Investments	A-16
3.16	Interest Rate Risk Management Instruments	A-16
3.17	Loans	A-16
3.18	Evidences of Indebtedness	A-17
3.19	Proprietary Rights	A-17
3.20	Deposit Summary	A-18
3.21	Transactions with Certain Persons	A-18
3.22	Guaranties	A-18
3.23	Insurance	A-18
3.24	Regulatory Compliance; Compliance with Laws, Permits and Instruments	A-18
3.25	Absence of Certain Business Practices	A-19

A-i

3.26	Environmental Compliance	A-19
3.27	Community Reinvestment Act	A-20
3.28	Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act	A-20
3.29	Usury Laws and Other Consumer Compliance Laws	A-20
3.30	Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act	A-20
3.31	Fiduciary Responsibilities	A-20
3.32	Franklin Statements and Reports	A-21
3.33	Books and Records	A-21
3.34	Franklin Disclosure Controls and Procedures	A-21
3.35	Employee Relationships	A-21
3.36	Employee Benefit Plans	A-21
3.37	Dissenting Shareholders	A-23
3.38	Completion of Transaction	A-23
3.39	Representations Not Misleading	A-23

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF INTERCHANGE		A-23
4.01	Organization and Authority	A-23
4.02	Capitalization of Interchange	A-24
4.03	Execution and Delivery; No Violation	A-24
4.04	Financial Statements	A-24
4.05	No Material Adverse Effect	A-24
4.06	Consents and Approvals	A-25
4.07	Registration Statement	A-25
4.08	Interchange Statements and Reports	A-25
4.09	Completion of Transaction	A-25
4.10	Representations Not Misleading	A-25
4.11	Community Reinvestment Act	A-25
4.12	Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act	A-26
4.13	Usury Laws and Other Consumer Compliance Laws	A-26
4.14	Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act	A-26
4.15	Litigation	A-26
4.16	Agreements with Regulatory Agencies	A-26
4.17	Reorganization	A-26
4.18	Prior Regulatory Applications	A-26
4.19	Regulatory Capital	A-27

ARTICLE V COVENANTS OF FRANKLIN		A-27
5.01	Best Efforts	A-27
5.02	Merger Agreement	A-27
5.03	Franklin Shareholders’ Meeting	A-27
5.04	Registration Statement	A-27
5.05	Information Furnished by Franklin	A-28
5.06	Affirmative Covenants	A-28
5.07	Negative Covenants	A-29
5.08	Access; Pre-Closing Investigation	A-31
5.09	Invitations to and Attendance at Directors’ and Committee Meetings	A-31

A-ii

5.10	Additional Financial Statements	A-31
5.11	Untrue Representations	A-31
5.12	Litigation and Claims	A-31
5.13	Notice of Material Adverse Effect	A-31
5.14	No Negotiation with Others	A-32
5.15	Consents and Approvals	A-32
5.16	Environmental Investigation	A-32
5.17	Restrictions on Resales	A-33
5.18	Shareholder Lists	A-33
5.19	Employee Plans	A-33
5.20	Employee Health and Welfare Plans	A-33
5.21	Franklin Stock Option Plans and Franklin Stock Options	A-33
5.22	Voting Agreement	A-33
5.23	Director Support Agreements	A-33
5.24	Consulting Agreements	A-33
5.25	Accruals and Reserves	A-34
5.26	280G Payments	A-34
5.27	Dividends	A-34
5.28	Disclosure Schedules	A-34
5.29	Transition; Sarbanes-Oxley Compliance	A-34

ARTICLE VI COVENANTS OF INTERCHANGE		A-35
6.01	Best Efforts	A-35
6.02	Merger Agreement	A-35
6.03	Regulatory Approvals and Registration Statement	A-35
6.04	Information for Applications and Statements	A-36
6.05	Prohibited Acts of Interchange	A-36
6.06	Untrue Representations	A-36
6.07	Litigation and Claims	A-37
6.08	Consents and Approvals	A-37
6.09	Employee Matters	A-37
6.10	Disclosure Schedules	A-37
6.11	Indemnification, Exculpation and Insurance	A-37
6.12	Payment of Retention Bonuses	A-38
6.13	Employee Severance	A-38

ARTICLE VII CONDITIONS PRECEDENT TO THE OBLIGATIONS OF FRANKLIN		A-38
7.01	Representations and Warranties	A-38
7.02	Performance of Interchange Obligations	A-38
7.03	Shareholder Approvals	A-38
7.04	Government and Other Approvals	A-38
7.05	No Litigation	A-38
7.06	Delivery of Closing Documents	A-39
7.07	Registration Statement	A-39
7.08	Nasdaq Listing	A-39

A-iii

7.09	No Material Adverse Effect	A-39
7.10	Tax Opinion	A-39

ARTICLE VIII CONDITIONS PRECEDENT TO THE OBLIGATIONS OF INTERCHANGE		A-39
8.01	Representations and Warranties	A-39
8.02	Performance of Franklin Obligations	A-39
8.03	Shareholder Approvals	A-39
8.04	Government and Other Approvals	A-39
8.05	No Litigation	A-40
8.06	Delivery of Closing Documents	A-40
8.07	Receipt of Shareholder Letters	A-40
8.08	Director Support Agreements	A-40
8.09	Consulting Agreements	A-40
8.10	Dissenting Shareholders	A-40
8.11	Registration Statement	A-40
8.12	Nasdaq Listing	A-41
8.13	No Material Adverse Effect	A-41
8.14	Minimum Shareholders’ Equity of Franklin	A-41
8.15	Termination and/or Integration of Employee Plans	A-41
8.16	Tax Opinion	A-41
8.17	Opinion	A-41
8.18	Option Termination Agreements	A-41

ARTICLE IX TERMINATION AND ABANDONMENT		A-41
9.01	Expenses	A-41
9.02	Right of Termination	A-42
9.03	Notice of Termination	A-43
9.04	Effect of Termination	A-43

ARTICLE X CONFIDENTIAL INFORMATION		A-44
10.01	Definition of “Recipient,” “Disclosing Party” and “Representative”	A-44
10.02	Definition of “Subject Information”	A-44
10.03	Confidentiality	A-44
10.04	Securities Law Concerns	A-44
10.05	Return of Subject Information	A-44
10.06	Specific Performance/ Injunctive Relief	A-45

ARTICLE XI NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ADDITIONAL REMEDIES		A-45
11.01	Non-Survival of Representations and Warranties	A-45
11.02	Additional Remedies	A-45

ARTICLE XII MISCELLANEOUS		A-45
12.01	Brokerage Fees and Commissions	A-45
12.02	Expenses	A-45
12.03	Entire Agreement	A-45
12.04	Further Cooperation	A-46

A-iv

12.05	Severability	A-46
12.06	Notices	A-46
12.07	Governing Law	A-47
12.08	Multiple Counterparts	A-47
12.09	Certain Definitions	A-47
12.10	Specific Performance	A-48
12.11	Attorneys’ Fees and Costs	A-48
12.12	Interpretation	A-48
12.13	No Third Party Beneficiaries	A-49
12.14	Assignment	A-49
12.15	Public Disclosure	A-49
12.16	Extension; Waiver	A-49
12.17	Amendments	A-49
EXHIBITS

Exhibit A	—	Form of Agreement and Plan of Merger
Exhibit B	—	Form of Voting Agreement and Irrevocable Proxy
Exhibit C	—	Form of Shareholder Letter
Exhibit D	—	Persons to Deliver Director Support Agreements
Exhibit E	—	Form of Director Support Agreement
Exhibit F	—	Form of Consulting Agreement
Exhibit G	—	Form of Officer Release
Exhibit H	—	Index Group
Exhibit I	—	Form of Opinion of Windels Marx Lane & Mittendorf

A-v

AGREEMENT AND PLAN OF REORGANIZATION
      THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of the 23rd day of June 2005, by and between INTERCHANGE FINANCIAL SERVICES CORPORATION, a New Jersey corporation and registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), with its principal offices in Saddle Brook, New Jersey (“Interchange”), INTERCHANGE BANK, a New Jersey state-chartered commercial bank and wholly-owned subsidiary of Interchange (“Interchange Bank”) and FRANKLIN BANK, a New Jersey state-chartered commercial bank with its principal office in Nutley, New Jersey (“Franklin”).
WITNESSETH:
      WHEREAS, Interchange is a corporation duly organized and existing under the laws of the State of New Jersey; and
      WHEREAS, Interchange Bank is a state-chartered commercial bank, duly organized and existing under the laws of the State of New Jersey;
      WHEREAS, Franklin is a state-chartered commercial bank, duly organized and existing under the laws of the State of New Jersey; and
      WHEREAS, the Boards of Directors of Interchange (the “Interchange Board”), Interchange Bank (the “Interchange Bank Board”) and Franklin (the “Franklin Board”), have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which Franklin will, on the terms and subject to the conditions set forth herein, merge with and into Interchange Bank, with Interchange Bank as the surviving entity (the “Merger”); and
      WHEREAS, the Interchange Board, the Interchange Bank Board and the Franklin Board have each approved this Agreement and the proposed transactions substantially on the terms and conditions set forth in this Agreement and the schedules and exhibits hereto and have authorized the execution hereof; and
      WHEREAS, it is the intention of the parties that the Merger be treated and qualify as a tax-free reorganization within the meaning of the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”); and
      WHEREAS, as a material inducement for Interchange and Interchange Bank to enter into this Agreement and to consummate the transactions contemplated by this Agreement, four (4) representatives of the Franklin Board, Salvatore Cocco, Jr., James M. Piro, Frank Pomaco and Daniel J. Geltrude, are entering into Consulting and Non-Compete Agreements (each a “Consulting Agreement”), pursuant to the terms of which they will serve as advisors on a four-member special advisory committee (the “Essex County Advisory Board”), formed for the purpose of advising and assisting Franklin and Interchange Bank in building and expanding its business in and around Nutley, New Jersey; and
      WHEREAS, Interchange, Interchange Bank and Franklin desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated thereby.
      NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto, intending to be bound hereby, undertake, promise, covenant and agree with each other as follows:

ARTICLE I
ACQUISITION OF FRANKLIN BY INTERCHANGE
      1.01     Merger of Franklin with and into Interchange Bank. Subject to the terms and conditions of this Agreement and an Agreement and Plan of Merger substantially in the form attached hereto as Exhibit A (the “Merger Agreement”), Franklin shall be merged with and into Interchange Bank on the Effective Date (as defined in Section 1.02) in accordance with the terms of the Merger Agreement, which Interchange Bank shall prepare and Interchange Bank and Franklin shall execute pursuant to N.J.S.A. § 17:9A-134 and N.J.S.A. § 17:9A-137, and which shall be filed with the New Jersey Department of Banking and Insurance (the “Department”) on the Effective Date.
      1.02     Effective Date and Effective Time. Subject to the terms and conditions of this Agreement, upon the filing with the Department of a duly executed Merger Agreement, the Merger shall become effective. The date on which the Merger is effective shall be referred to herein as the “Effective Date,” which the parties shall use their best efforts to cause to occur on the Closing Date (as defined in Section 2.01), and the effective time of the Merger shall be referred to herein as the “Effective Time.”
      1.03     Effects of the Merger.
      A. The Merger shall have the effects provided by this Agreement, the Merger Agreement and as set forth in N.J.S.A. Section 17:9A-139. At the Effective Time, Interchange Bank shall continue as the receiving bank resulting from the Merger (the “Resulting Bank”) and the separate corporate existence of Franklin shall cease. At the Effective Time, the property and rights of each of Franklin and Interchange Bank shall vest in the Resulting Bank, without further act or deed, and all rights and obligations of each of Franklin and Interchange Bank shall become the rights and obligations of the Resulting Bank. At the Effective Time, any pending action by or against either Franklin or Interchange Bank or the Resulting Bank shall survive the Merger and the Resulting Bank shall be substituted for either Franklin or Interchange Bank as appropriate. At the Effective Time, all fiduciary and agency duties and relationships of each of Franklin and Interchange Bank shall vest in the Resulting Bank and be performed by it in the same manner as though the Resulting Bank itself originally assumed such fiduciary and agency duties and relationships.
      B. The name of the Resulting Bank shall be “Interchange Bank.” The existing principal office of Interchange Bank located at Park 80 West, Plaza II, Saddle Brook, New Jersey, shall be the principal office of the Resulting Bank. Following the Merger, the branches of Interchange Bank existing immediately prior to the Merger and the principal office and branch offices of Franklin existing immediately prior to the Merger shall be branch offices of the Resulting Bank.
      C. The business of the Resulting Bank shall be that of a New Jersey commercial banking corporation, which shall be conducted at its headquarters or principal office at Park 80 West, Plaza II, Saddle Brook, New Jersey and its branch offices.
      1.04     Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws, respectively, of Interchange Bank in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Resulting Bank following the Merger until otherwise amended or repealed in accordance with applicable law.
      1.05     Directors and Officers. At the Effective Time, the directors and officers of Interchange Bank immediately prior to the Effective Time shall be the directors and officers, respectively, of the Resulting Bank, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Resulting Bank, until their respective successors are duly elected or appointed (as the case may be) and qualified.
      1.06     Conversion of Securities. At the Effective Time by virtue of the Merger and without any action on the part of Interchange, Franklin or the holder of any shares of the capital stock of Franklin:

A. Any shares of the of voting common stock, $5.00 par value per share, of Franklin (“Franklin Stock”) that are owned by Franklin (including treasury shares) or Interchange (other than shares held in a fiduciary capacity or shares held in satisfaction of a debt previously contracted) shall automatically be canceled and retired and all rights with respect thereto shall cease to exist, and no shares of voting common stock, no par value per share, of Interchange (“Interchange Stock”), or other consideration shall be delivered in exchange therefor.

B. Subject to Sections 1.06(C) and 1.06(E), each share of Franklin Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to Section 1.06(A) and shares for which dissenters’ rights have been properly exercised pursuant to N.J.S.A. Section 17:9A-140 (“Dissenting Shares”)) shall be converted into and become the right to receive that number of shares of Interchange Stock equal to the Exchange Ratio. For purposes of this Agreement, the Exchange Ratio shall equal 1.2264 shares of Interchange Stock, subject to possible adjustment as provided in Section 1.06(C) (the “Exchange Ratio”), provided, however, that the aggregate number of shares of Interchange Stock that shall be issued in the Merger shall not exceed 1,323,575 shares, subject to adjustment pursuant to Section 1.06(F) hereof (the “Total Stock Amount”).

C. The conversion of Franklin Stock contemplated by Section 1.06(B) shall be adjusted, as follows:

(i) In the event that the product of the number of shares of Franklin Stock issued and outstanding immediately prior to the Effective Time (the “Outstanding Franklin Stock”) and the Exchange Ratio exceeds the Total Stock Amount, then the Exchange Ratio shall be decreased to equal to the quotient obtained by dividing the Total Stock Amount by the Outstanding Franklin Stock.

(ii) In the event that Franklin delivers the notice contemplated by Section 9.02(L), and in the event Interchange elects to exercise its option to pay the Per Share Additional Consideration pursuant to Section 9.02(L), then each share of Franklin Stock issued and outstanding prior to the Effective Time (other than shares to be cancelled pursuant to Section 1.06(A) and Dissenting Shares) shall be converted into the right to receive (a) the Exchange Ratio, as adjusted by Section 1.06(C)(i) and Section 1.06(F), if applicable, plus (b) the Per Share Additional Consideration.

(iii) In the event that (a) the Average Closing Price shall be more than the product of (I) 1.15 and (II) the Starting Price, the Exchange Ratio shall be decreased to equal the quotient obtained by dividing (III) the product of 1.15 and the Starting Price and the Exchange Ratio, as adjusted by Section 1.06(C)(i) and Section 1.06(F), if applicable, by (IV) the Average Closing Price.

(iv) Following any such adjustment to the Exchange Ratio as provided in this Section 1.06(C), any references in this Agreement to the “Exchange Ratio” shall thereafter be deemed to refer to the “Exchange Ratio” as so adjusted. The provisions of this Section 1.06(C) are subject to the provisions of Section 9.02(L).

D. For purposes of this Agreement:

(i) “Average Closing Price” shall mean the average of the last sales prices of Interchange Stock as reported on the NASDAQ National Market System (“Nasdaq”) for the ten (10) consecutive full trading days in which such shares are traded on the Nasdaq ending at the close of trading on the Determination Date.

(ii) “Determination Date” shall mean the fifth (5th) business day prior to the Closing Date.

(iii) “Index Group” shall mean the twenty-five (25) bank holding companies listed on Exhibit H, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror’s market capitalization. In the event of such an announcement, such company shall be removed from the Index Group. In the event that any such company or companies are removed from the Index Group, the weights (which shall be determined based upon the relative market capitalization) shall be redistributed proportionately for purposes of determining the Index Price.

(iv) “Index Price” on a given date shall mean the weighted average (weighted in accordance with the relative market capitalization) of the last sale prices of the companies composing the Index Group.

(v) “Starting Date” with regard to the Index Price shall mean the second full trading day after the announcement by Franklin in a press release of the Merger.

(vi) “Starting Price” shall mean $17.53.

(vii) The calculations contemplated by Section 1.06(C) shall be prepared by Interchange and subject to review for accuracy by Franklin.

(viii) If any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, stock-split, combination, exchange of shares, or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted retroactively to the Starting Date for the purposes of applying Section 1.06(C).

E. Notwithstanding any other provision of this Agreement, no fractional shares of Interchange Stock shall be issued in the Merger and, in lieu thereof, holders of shares of Franklin Stock who would otherwise be entitled to a fractional share interest (after taking into account all shares of Franklin Stock held by such holder) shall be paid an amount in cash (without interest) equal to the product of such fractional share interest and the average of the closing bid and asked price of a share of Interchange Stock as reported by Nasdaq on the business day immediately preceding the Effective Date. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

F. If, between the date hereof and the Effective Date, the outstanding shares of shares of Franklin Stock or Interchange Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization (a “Share Adjustment”), then the Exchange Ratio and the Total Stock Amount shall be appropriately and proportionately adjusted so that the shareholders of Franklin shall be entitled to receive the consideration as provided herein in such proportion as they would have received pursuant to such Share Adjustment had the record date therefore been immediately following the Effective Date.

G. As of the Effective Time, all shares of Franklin Stock converted into the merger consideration pursuant to this Section 1.06 shall no longer be outstanding and shall automatically be cancelled and retired, and all rights with respect thereto shall cease to exist, and each holder of Franklin Stock shall cease to have any rights thereto, except the right to receive, upon surrender of the certificate(s) representing any such shares of Franklin Stock in accordance with Section 1.07 hereof, his or her pro rata share of the merger consideration pursuant to this Section 1.06, except with regard to those holders of Franklin Stock exercising dissenter’s rights as described in Section 1.10 hereof.

H. At the Effective Time, the stock transfer books of Franklin shall be closed, and no transfer of Franklin Stock theretofore outstanding shall thereafter be made.
      1.07     Exchange Procedures; Surrender of Certificates.
      A. Each previous holder of a certificate previously representing shares of Franklin Stock (“Certificate”) that has surrendered such Certificate together with duly executed transmittal materials to Interchange or, at the election of Interchange, the Exchange Agent, pursuant to Section 1.07 will, upon acceptance thereof by Interchange or the Exchange Agent, be entitled to a certificate or certificates representing the number of full shares of Interchange Stock, and cash to the extent there are any fractional shares, into which the Certificate so surrendered shall have been converted pursuant to this Agreement and any distribution theretofore declared and not yet paid with respect to such shares of Interchange Stock, and, to the extent applicable, the Per Share Additional Consideration, all without interest.

      B. Interchange or, at the election of Interchange, the Exchange Agent shall accept Certificates upon compliance with such terms and conditions as Interchange or the Exchange Agent may impose to affect an orderly exchange thereof in accordance with customary exchange practices. Certificates shall be appropriately endorsed or accompanied by such instruments of transfer as Interchange or the Exchange Agent may reasonably require.
      C. Each outstanding Certificate shall, until duly surrendered to Interchange or the Exchange Agent, be deemed to evidence ownership of the consideration into which the stock previously represented by such Certificate shall have been converted pursuant to this Agreement.
      D. After the Effective Time, holders of Certificates shall cease to have rights with respect to the stock previously represented by such Certificates, and their sole rights shall be to exchange such Certificates for the consideration provided for in this Agreement. After the Effective Time, there shall be no further transfer on the records of Franklin of Certificates, and if such Certificates are presented to Franklin for transfer, they shall be cancelled against delivery of the consideration provided therefore in this Agreement. Interchange shall not be obligated to deliver the consideration to which any former holder of Franklin Stock is entitled as a result of the Merger until such holder surrenders the Certificates as provided herein.
      E. Certificates surrendered for exchange by any Person constituting an “affiliate” of Franklin for purposes of Rule 145 of the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), shall not be exchanged for certificates representing Interchange Stock until Interchange has received a written agreement from such Person in the form attached as Exhibit C.
      F. Interchange and the Exchange Agent shall be entitled to rely upon the stock transfer books of Franklin to establish the identity of those Persons entitled to receive consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Interchange and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.
      G. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in such amount as the Exchange Agent may determine is appropriate as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver, in exchange for such lost, stolen or destroyed Certificate, the consideration provided for in this Agreement.
      H. If any certificate representing shares of Interchange Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Interchange Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
      I. Notwithstanding the foregoing, neither the Exchange Agent nor any other party to this Agreement shall be liable to any holder of any Certificates for any amount delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar laws.
      1.08     Treatment of Franklin Stock Options. Each outstanding Franklin Stock Option which has not already become fully vested and exercisable shall become fully vested and exercisable immediately prior to the Effective Time. Unless exercised prior to the Effective Time, each Franklin Stock Option shall terminate immediately prior to the Effective Time, and each holder of such terminated Franklin Stock Option shall be entitled to receive from Franklin, in lieu of each share of Franklin Stock that would otherwise have been issuable upon exercise thereof, an amount in cash equal to the excess, if any, between (i) $21.50; and (ii) the exercise price of such Franklin Stock Option (the “Option Consideration”). Any payments pursuant to this

Section 1.08 shall take place only after the satisfaction or fulfillment or waiver of (iii) the covenants contained in Section 5.21 and (iv) the conditions to Closing contained in Articles VII and VIII. Franklin shall collect in cash (and timely pay) all applicable withholding and payroll taxes with respect to such options, awards and stock appreciation rights, and shall comply with all payroll reporting requirements with respect thereto.
      1.09     Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code, and that this Agreement shall constitute a “plan of reorganization” for the purpose of Section 368 of the Code.
      1.10     Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, a shareholder of Franklin (“Shareholder”) may dissent from the Merger and exercise his or her appraisal rights pursuant to and subject to the provisions of N.J.S.A. Section 17:9A-140.
      1.11     Shares of Interchange Bank. Each share of the voting common stock, $2.50 par value per share, of Interchange Bank (“Interchange Bank Common Stock”) issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and shall remain issued and outstanding.
ARTICLE II
THE CLOSING AND THE CLOSING DATE
      2.01     Time and Place of the Closing and Closing Date.
      A. On a date mutually agreeable to Interchange and Franklin, which is not less than two (2) business days nor more than ten (10) business days after the latter of (i) the receipt of all necessary regulatory approvals (including the expiration of any mandatory waiting periods) or (ii) the receipt of all necessary shareholder approvals, unless extended by mutual agreement of the parties (“Closing Date”), a meeting (the “Closing”) will take place at which the parties to this Agreement will exchange certificates, opinions, letters and other documents in order to determine whether all of the conditions set forth in Articles VII and VIII of this Agreement have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If no such condition then exists, or if no party elects to exercise any right it may have to terminate this Agreement, then and thereupon the appropriate parties shall execute such documents and instruments as may be necessary or appropriate in order to effect the transactions contemplated by this Agreement.
      B. The Closing shall take place at the offices of Interchange, Park 80 West/ Plaza Two, Saddle Brook, New Jersey at 10:00 a.m., local time, on the Closing Date, or at such other time or place to which the parties may mutually agree.
      2.02     Actions to be Taken at the Closing by Franklin. At the Closing, Franklin shall execute and acknowledge, or cause to be executed and acknowledged (as appropriate) and deliver to Interchange, such documents and certificates necessary or appropriate to carry out the terms and provisions of this Agreement, including without limitation, the following (all of such actions constituting conditions precedent to Interchange’s obligations to close hereunder):

A. True, correct and complete copies of the Certificate of Incorporation of Franklin and all amendments thereto, duly certified as of a recent date by the Department;

B. A Certificate of Good Standing issued by the Department as of a recent date reflecting the authority of Franklin to transact the business of banking under the laws of the State of New Jersey;

C. A certificate, dated as of a recent date, issued by the Federal Deposit Insurance Corporation (the “FDIC”), duly certifying that the deposits of Franklin are insured by the FDIC pursuant to the Federal Deposit Insurance Act;

D. A certificate, dated as of the Closing Date, duly executed by the Secretary of Franklin, acting solely in his or her capacity as an officer of Franklin, pursuant to which Franklin shall certify (i) the due adoption by the Franklin Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and any other agreements and documents contemplated hereby, and the taking of all actions contemplated hereby and thereby; (ii) the due adoption by the shareholders of Franklin of resolutions authorizing the transactions and the execution and delivery of this Agreement and any other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (iii) the incumbency and true signatures of those officers of Franklin duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and any other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby on behalf of Franklin; (iv) that the copy of the bylaws of Franklin attached to such certificate is true and correct and such bylaws have not been amended except as reflected in such copy; and (v) a true and correct list of the shareholders of Franklin as of the Closing Date;

E. A certificate duly executed by the President of Franklin, acting solely in his or her capacity as an officer of Franklin, dated as of the Closing Date, pursuant to which Franklin shall certify that (i) all of the representations and warranties made in Article III of this Agreement are true and correct on and as of the date of such certificate as if made on such date, (ii) the tangible shareholders’ equity, as calculated in accordance with United States generally accepted accounting principles (“GAAP”) (except as otherwise required by Regulatory Accounting Principals (“RAP”)), of Franklin as of the Effective Date, is equal to at least $10,467,000, minus (a) Franklin’s reasonable expenses incurred or accrued in connection with the Merger, (b) to the extent paid or accrued the cash payment to the holders of Franklin Stock Options called for under Section 1.08 hereof, and (c) to the extent paid or accrued the cost of any retention bonus payments permitted under Section 6.12 hereof and the cost of any severance payments under Section 6.13 hereof (as adjusted, the “Minimum Shareholders’ Equity”), and (iii) Franklin has performed and complied with all of its covenants and agreements required to be performed on or before the Closing Date under this Agreement;

F. Evidence reasonably satisfactory to Interchange that, as of the Effective Time, all Employee Plans (as defined in Section 3.36) required by Interchange to be terminated prior to the Closing have been terminated in accordance with the terms of such Employee Plans, the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other applicable laws and regulations and that all affected participants have been notified of such terminations;

G. All consents and approvals required to be obtained by Franklin from third parties to consummate the transactions contemplated by this Agreement;

H. Instruments, executed by each executive officer of Franklin in the form attached hereto as Exhibit G, dated as of the Closing Date (each a “Officer Release”), releasing Franklin from any and all claims of such officers (except for claims relating to their deposits and accounts).

I. All other documents required to be delivered to Interchange by Franklin under the provisions of this Agreement and all other documents, certificates and instruments as are reasonably requested by Interchange or its counsel.

      2.03     Actions to be Taken at the Closing by Interchange. At the Closing, Interchange shall execute and acknowledge (where appropriate) and deliver to Franklin, such documents and certificates necessary to carry out the terms and provisions of this Agreement, including without limitation, the following (all of such actions constituting conditions precedent to Franklin’s obligations to close hereunder):

A. True, correct and complete copies of the Certificate of Incorporation of Interchange and all amendments thereto, duly certified as of a recent date by the NJSOS;

B. True, correct and complete copies of the Certificate of Incorporation of Interchange Bank and all amendments thereto, duly certified as of a recent date by the Department;

C. A Good Standing Certificate issued by the NJ Division of Revenue as of a recent date reflecting the existence of Interchange under the laws of the State of New Jersey;

D. A Franchise Tax Certificate, dated as of a recent date, issued by the New Jersey Department of Revenue duly certifying as to the good standing of Interchange in New Jersey;

E. A letter, dated as of a recent date, from the Federal Reserve Bank of New York, to the effect that Interchange is a registered bank holding company under the BHCA;

F. A Good Standing Certificate issued by the Department as of a recent date reflecting the authority of Interchange Bank to transact the business of banking under the laws of the State of New Jersey;

G. A certificate, dated as of a recent date, issued by the FDIC, duly certifying that the deposits of Interchange Bank are insured by the FDIC pursuant to the Federal Deposit Insurance Act;

H. A certificate, dated as of the Closing Date, executed by the Secretary of Interchange, acting solely in his or her capacity as an officer of Interchange, pursuant to which Interchange shall certify (i) the due adoption by the Interchange Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (ii) the incumbency and true signatures of those officers of Interchange duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and other agreements and documents contemplated hereby, and the taking of all actions contemplated hereby and thereby on behalf of Interchange; and (iii) that the copy of the bylaws of Interchange attached to such certificate is true and correct and such bylaws have not been amended except as reflected in such copy;

I. A certificate, dated as of the Closing Date, executed by the President of Interchange, acting solely in his capacity as an officer of Interchange pursuant to which Interchange shall certify that (i) all of the representations and warranties of Interchange made in Article IV of this Agreement are true and correct on and as of the date of such certificate as if made on such date, and (ii) Interchange has performed and complied with all of its obligations and agreements required to be performed on or before the Closing Date under this Agreement;

J. All consents and approvals required to be obtained by Interchange from third parties to consummate the transactions contemplated by this Agreement;

K. All other documents required to be delivered to Franklin by Interchange under the provisions of this Agreement and all other documents, certificates and instruments as are reasonably requested by Franklin or its counsel.
      2.04     Further Assurances. At any time and from time to time after the Closing, at the reasonable request of any party to this Agreement and without further consideration, any party so requested will execute and deliver such other instruments and take such other action as the requesting party may reasonably deem necessary or desirable in order to effectuate the transactions contemplated hereby. In the event that, at any time after the Closing any further commercially reasonable action is necessary or desirable to carry out the purposes of this Agreement, each party hereto shall take or cause to be taken all such commercially reasonable actions.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF FRANKLIN
      Franklin hereby makes the following representations and warranties to Interchange as of the date hereof and as of the Closing Date.
      3.01     Organization and Authority.
      A. Franklin is a New Jersey banking corporation duly organized, validly existing under the laws of the State of New Jersey, and is in good standing under all laws, rules and regulations applicable to banking corporations located in or organized under the laws of the State of New Jersey. Franklin has the requisite corporate power and authority to execute, deliver and perform this Agreement and the Merger Agreement, subject to the receipt of all required regulatory and shareholder approvals. Franklin has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets, including, but not limited to, as such properties and assets are now owned, leased or operated. Franklin does not conduct any trust business. True and complete copies of the Certificate of Incorporation and Bylaws of Franklin, as amended to date, certified by the Secretary or Cashier of Franklin, have been delivered to Interchange. The deposits of Franklin are insured by the Bank Insurance Fund of the FDIC to the full extent permissible by law. Franklin does not, directly or indirectly, engage in any activity that is prohibited by the State of New Jersey, the Department or the FDIC.
      3.02     No Subsidiaries. Except as set forth on Schedule 3.02, Franklin does not, directly or indirectly, own or control any Affiliate. Except as disclosed on Schedule 3.02, Franklin does not have any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Franklin has not been conducted through any other direct or indirect Subsidiary or Affiliate of Franklin. No such equity investment identified in Schedule 3.02 is prohibited by the State of New Jersey, the Department or the FDIC.
      3.03     Capitalization of Franklin.
      A. The entire authorized capital stock of Franklin consists solely of 1,500,000 shares of Franklin Stock, of which, as of the date hereof, 1,079,175 shares are issued and outstanding, and 97,626 additional shares of which have been reserved for issuance to holders of outstanding Franklin Stock Options. All of the outstanding shares of Franklin Stock are duly authorized, validly issued, fully paid and non-assessable, and have not been issued in violation of the preemptive rights of any Person. Such shares of Franklin Stock have been issued in full compliance with applicable law. There are no restrictions applicable to the payment of dividends on the shares of Franklin Stock, except pursuant to applicable laws and regulations, and all dividends declared prior to the date of this Agreement on such Franklin Stock have been paid.
      B. Schedule 3.03 contains a list of each stock option plan maintained by Franklin (the “Franklin Stock Option Plans”), including (i) the number of outstanding options with respect to each Franklin Stock Option Plan (the “Franklin Stock Options”), (ii) the exercise price per share with respect to each Franklin Stock Option, (iii) a list of all option holders with respect to each Franklin Stock Option Plan, and (iv) the number of vested and unvested Franklin Stock Options with respect to each such option holder in each Franklin Stock Option Plan. All Franklin Stock Options were granted and, upon issuance in accordance with the terms of the outstanding option agreements, the shares of Franklin Stock shall be issued in compliance with all applicable securities laws.
      C. Except as set forth in paragraphs A and B of this Section 3.03 or as disclosed on Schedule 3.03, there are no (i) other outstanding equity securities of any kind or character, including but not limited to preferred stock, or (ii) outstanding subscriptions, contracts, options, convertible securities, preemptive rights, warrants, calls, awards and stock appreciation rights or other agreements or commitments of any kind issued or granted by, binding upon or otherwise obligating Franklin to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of Franklin Stock. There are no outstanding contractual obligations of Franklin to vote or dispose of any shares of Franklin Stock.
      D. Except for the agreements called for by Section 5.22 hereof and as disclosed in Schedule 3.03, there are no agreements between or among any of the shareholders of Franklin relating to a right of first refusal with respect to the purchase or sale by any such shareholder of Franklin Stock or any voting agreement or voting trust with respect to shares of Franklin Stock.
      3.04     Execution and Delivery; No Violation.
      A. Franklin has full corporate power and authority to execute and deliver this Agreement and the Merger Agreement and, subject to the receipt of the approval of its shareholders and receipt of regulatory approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the

Merger Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Franklin Board. The Franklin Board has directed that this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby be submitted to its shareholders for approval at a special meeting and, except for the adoption of this Agreement and the Merger Agreement by the requisite affirmative vote of the outstanding shares of Franklin Stock entitled to vote thereon, no other corporate proceedings on the part of Franklin and no other shareholder votes are necessary to approve this Agreement and the Merger Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement and the Merger Agreement have been duly and validly executed and delivered to Interchange. Assuming due authorization, execution and delivery by Interchange, this Agreement and the Merger Agreement constitute valid and binding obligations of Franklin, enforceable against Franklin in accordance with their respective terms and conditions, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or in equity).
      B. Neither the execution and delivery of this Agreement and the Merger Agreement nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Franklin with any of the terms or provisions hereof or thereof (provided the required regulatory and shareholder approvals are obtained) will (i) violate any provision of the charters, articles, certificates or bylaws of Franklin; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Franklin or any of its Properties (as defined in Section 12.09) or assets; (iii) violate, conflict with, result in a breach of any provision of, or the loss of any benefit under, constitute a default (or an event which, with notice or the lapse of time, or both, would constitute a default) under, result in the termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest of any kind or nature (“Lien”) upon any of the respective Properties or assets of Franklin under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation to which Franklin is a party, or by which it or any of its Properties assets or business activities may be bound or affected.
      3.05     Consents and Approvals. Except as set forth in Schedule 3.05, no consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with any Governmental Entity or Regulatory Agency is required to be obtained or made by Franklin in connection with the execution and delivery of this Agreement or the consummation by Franklin of the Merger and the other transactions contemplated thereby. As of the date of this Agreement, Franklin knows of no reason why all regulatory approvals from any Governmental Entity or Regulatory Agency required for the consummation of the transactions contemplated hereby should not be obtained on a timely basis.
      3.06     Financial Statements.
      A. Franklin has delivered to Interchange true and complete copies of its audited statements of financial condition of Franklin as of December 31, 2004 and 2003 and the related audited statements of operations, cash flows and stockholder’s equity, together with the notes thereto (which contain the unqualified report of Franklin’s independent auditor), for such fiscal years (collectively, the “Franklin Financial Statements”). The Franklin Financial Statements, were prepared in conformity with GAAP (except as otherwise required by RAP), applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such Franklin Financial Statements) and fairly present, in all material respects, the financial condition, operating results, cash flows and stockholder’s equity of Franklin as of the respective dates and for the respective periods indicated, in conformity with GAAP (except as otherwise required by RAP). The Franklin Financial Statements accurately and fairly reflect in all material respects the transactions of Franklin. No financial statements of any Person other than Franklin are required by GAAP or RAP to be included in the Franklin Financial Statements. The Franklin Financial Statements do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.

      B. Franklin has delivered to Interchange a true and complete copy of its Report of Condition and Income as of March 31, 2005 (the “Franklin Call Report”). Except as disclosed in Schedule 3.06, the Franklin Call Report fairly presents, in all material respects, the financial condition, operating results, cash flows and shareholders’ equity of Franklin as of the respective dates and for the respective periods indicated, in conformity with GAAP, unless otherwise provided by the Instructions to Call Reports, which instructions represent RAP, in which instance such information is presented in conformity with RAP. Except as disclosed in Schedule 3.06, the Franklin Call Report does not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein. Franklin has calculated its allowance for loan losses in accordance with GAAP and, to the extent applicable, in accordance with RAP, as applied to state non-member banks and in accordance with all applicable rules and regulations. The allowance for loan losses account for Franklin is, and as of the Closing Date will be, adequate pursuant to GAAP in all material respects to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans of Franklin.
      C. Franklin is not now, nor has it ever been, required to file with the Securities and Exchange Commission (the “S.E.C.”) any periodic or other reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).
      3.07     No Material Adverse Effect. Except as disclosed in the representations and warranties made in this ARTICLE III and the Schedules hereto, there has not been any Material Adverse Effect since December 31, 2004, nor has any event or condition occurred that has resulted in, or has a reasonable possibility of resulting in the future, in a Material Adverse Effect.
      3.08     Absence of Certain Changes or Events. Except as disclosed on Schedule 3.08, Franklin has, since December 31, 2004, conducted its business only in the ordinary course and has not, other than in the ordinary course of business and consistent with past practices and safe and sound banking practices:

A. Incurred any obligation or liability, whether absolute, accrued, contingent or otherwise, whether due or to become due (except deposits taken and federal funds purchased and current liabilities for trade or business obligations), which, individually or in the aggregate, resulted in a Material Adverse Effect;

B. Discharged or satisfied any Lien or paid any obligation or liability, whether absolute or contingent, due or to become due;

C. Declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

D. Issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereof;

E. Acquired any capital stock or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person);

F. Mortgaged, pledged or subjected to Lien or restriction any of its Property, business or assets, tangible or intangible except (i) as described in Schedule 3.08, (ii) statutory liens not yet delinquent, (iii) consensual landlord liens, (iv) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (v) pledges of assets to secure public funds deposits, and (vi) those assets and Properties disposed of for fair value since the dates of Franklin Financial Statements and Franklin Call Report;

G. Sold, transferred, leased to others or otherwise disposed of any of its assets or canceled or compromised any debt or claim, or waived or released any right or claim;

H. Terminated, canceled or surrendered, or received any notice of or threat of termination or cancellation of any contract, lease or other agreement or suffered any damage, destruction or loss which, individually or in the aggregate, would constitute a Material Adverse Effect;

I. Disposed of, permitted to lapse, transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any United States or foreign license or Proprietary Right or modified any existing rights with respect thereto;

J. Made any change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, paid or agreed or orally promised to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to or for the benefit of any of their shareholders, directors, officers, employees or agents, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended or terminated any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by Franklin for the benefit of its directors, employees or former employees, except (i) periodic increases consistent with past practices, and (ii) as specifically permitted by this Agreement;

K. Except for improvements or betterments relating to any of the Properties or assets of Franklin, made any capital expenditures or capital additions or betterments in excess of an aggregate of $25,000;

L. Instituted, had instituted against them, settled or agreed to settle any litigation, action or proceeding before any court or governmental body relating to their property other than routine collection suits instituted by them to collect amounts owed or suits in which the amount in controversy is less than $5,000;

M. Suffered any change, event or condition that, individually or in the aggregate, has caused or may result in a Material Adverse Effect or any material adverse change in earnings or costs or relations with its employees (exclusive of the termination of any employees in accordance with their existing policies and procedures), agents, depositors, loan customers, correspondent banks or suppliers;

N. Except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any contract or commitment which is required to be disclosed in Schedule 3.14 hereto;

O. Entered into or given any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any Person;

P. Sold, or knowingly disposed of, or otherwise divested of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

Q. Made any, or acquiesced with any, change in any accounting methods, principles or material practices except as required by GAAP or RAP;

R. Purchased any Investment Securities, other than U.S. Treasury securities with a maturity of two (2) years or less;

S. Made or renewed any loan to any single borrower and his related interests in excess of principal amount of $750,000, or extended the maturity of, or altered any of the material terms of any loan to any single borrower and his related interests in excess of principal amount of $250,000; or

T. Entered into any agreement or made any commitment whether in writing or otherwise to take any of the types of action described in subsections A through S above.

      3.09     Litigation.
      A. Except as disclosed in Schedule 3.09, Franklin is not a party to any, and there are no pending or, to the best Knowledge of Franklin, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Franklin which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Effect as to Franklin, nor, to the Knowledge of Franklin, is there any basis for any proceeding, claim or any action against Franklin that would be reasonably likely, individually or in the aggregate, to result in a Material Adverse Effect as to Franklin. There is no injunction, order, judgment or decree imposed upon Franklin or the assets or Property of Franklin that has resulted in, or is reasonably likely to result in, a Material Adverse Effect as to Franklin.
      B. No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, to the best Knowledge of Franklin, threatened against Franklin that questions or might question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by Franklin pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.
      3.10     Taxes and Tax Returns.
      A. Franklin has duly and timely filed or caused to be filed all federal, state, foreign and local tax returns and reports required to be filed by it on or prior to the date of this Agreement (all such returns and reports being accurate and complete in all material respects and were prepared in substantial compliance with all applicable laws and regulations) and has duly paid or caused to be paid on its behalf all taxes that are due and payable (whether or not shown on any tax return), other than taxes that are being contested in good faith and are adequately reserved against or provided for (in accordance with GAAP) on Franklin Financial Statements. Except as disclosed on Schedule 3.10, as of the date hereof, Franklin has no liability for taxes in excess of the amount reserved or provided for in Franklin Financial Statements. Except as disclosed in Schedule 3.10, Franklin is not currently the beneficiary of any extension of time within which to file any tax return. There are no liens for taxes (other than taxes not yet due and payable) upon any of the assets of Franklin.
      B. Franklin will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) inter-company transactions or excess loss accounts described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income tax law); (ii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iii) prepaid amount received on or prior to the Closing Date.
      C. Franklin has not filed a Consent pursuant to the collapsible corporation provisions of Section 341(f) of the Code (or any corresponding provision of state, local or foreign income tax law).
      D. Franklin has never been an “S Corporation” within the meaning of Section 1361 of the Code.
      E. Franklin is not a party to any safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to the amendment by the Tax Equity and Fiscal Responsibility Act of 1982.
      F. Franklin has not entered into any compensatory agreements with respect to the performance of services which payment thereof would result in a nondeductible expense to Franklin pursuant to Section 162(m) of the Code.
      G. Franklin has not distributed stock of another entity, or had had its stock distributed by another entity, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
      H. Franklin is not a party to or bound by any tax allocation or sharing agreement. Franklin (i) has not been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Franklin) and (ii) does not have any liability for the taxes of any other Person

(other than Franklin) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.
      I. There are no disputes pending with respect to, or claims or assessments asserted in writing for, any material amount of taxes upon Franklin, nor has Franklin given or been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any tax return for any period.
      J. Proper and accurate amounts have been withheld and paid to the appropriate tax authority by Franklin from its employees, independent contractors, creditors, stockholders or other third parties for all periods in compliance with the tax withholding provisions of any applicable law.
      K. Since its incorporation, Franklin has not been required to include in income any material adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Franklin, and the Internal Revenue Service (“IRS”) has not initiated or proposed any such material adjustment or change in accounting method (including any method for determining reserves for bad debts maintained by Franklin).
      L. Since its incorporation, the federal income tax return of Franklin has not been audited or examined and no such audit is currently pending or threatened against Franklin.
      M. As used in this Agreement, the terms “tax” and “taxes” mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, intangibles, franchise, alternative or add-on minimum, estimated backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person.
      N. As used in this Agreement, the term “tax return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
      O. Franklin has delivered to Interchange correct and complete copies of all federal income tax returns filed with the IRS, examination reports, and statements of deficiencies assessed against or agreed to by Franklin since January 1, 2002.
      P. Franklin has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
      Q. Franklin has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.
      R. Franklin is not and has not been a beneficiary or has not otherwise participated in: (i) any reportable transaction within the meaning of Treasury Regulation § 1.6011-4(b)(1); (ii) any transaction that was required to be registered as a “tax shelter” pursuant to Section 6111 of the Code prior to October 22, 2004, or (iii) any transaction subject to comparable provisions of state law. Franklin is not and has not been a “material advisor” within the meaning of Section 6111 of the Code with respect to a reportable transaction.
      S. Except as listed on Schedule 3.10, Franklin is not a partner or a member of any partnership or joint venture, or any other entity classified as a partnership for federal income tax purposes. Set forth on Schedule 3.10 is a list of all entities for which “check-the-box” elections under Treasury Regulation § 301.7701-3 have been filed and all entities owned by Franklin that are treated as entities disregarded as an entity separate from its owner (within the meaning of Treasury Regulations § 301.7701-3) for federal income tax purposes.
      3.11     Undisclosed Liabilities. Franklin does not have any material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including, without limitation, unfunded obligations under any Employee Plan or liabilities for federal, state or local taxes or assessments) that are not reflected in or disclosed in Franklin Financial Statements or Franklin Call Report, except (i) those liabilities and expenses incurred in the ordinary course of business and consistent with past business practices since the date of Franklin Financial Statements or Franklin Call Report, respectively or (ii) as disclosed on Schedule 3.11.
      3.12     Title to Assets. Franklin has good and marketable title to, or valid leasehold interests in, all its Properties and assets. All such assets and Properties, other than assets and Properties in which Franklin has a leasehold interest, are free and clear of all Liens (other than Liens for current taxes not yet due and payable). True and complete copies of all existing deeds, surveys, leases and title insurance policies for all real property owned or leased by Franklin, including all other real estate, and all mortgages, deeds of trust, security agreements and other documents describing encumbrances to which such property is subject, have been provided to Interchange.
      3.13     Condition of Assets. Except as set forth on Schedule 3.13, all tangible assets, including furniture, fixtures and equipment, used by Franklin are in operating condition, ordinary wear and tear excepted, and conform with all material ordinances, regulations, zoning and other laws, whether federal, state or local. Franklin owns or leases all of the assets and Properties necessary to carry on its business in the manner in which it is presently conducted. The premises or equipment of Franklin is not in need of maintenance or repairs other than ordinary routine maintenance and repairs that are not material in nature or cost.
      3.14     Contracts.
      A. Schedule 3.14 sets forth an accurate and complete description of the following leases, subleases, licenses, contracts and agreements to which Franklin is a party or by which Franklin is bound: (a) any agreement that obligates or may obligate Franklin in the aggregate for an amount in excess of $10,000 in any calendar year (as determined on an annualized basis with respect to multi-year contracts) or related contracts of a similar nature that in the aggregate obligate or may obligate Franklin for an amount in excess of $10,000 in any calendar year (as determined on an annualized basis with respect to multi-year contracts); (b) any non-competition agreement or any other agreement or obligation which limits in any material respect (i) the ability of Franklin or its businesses to manage or operate any business or solicit any current, former or potential customers, borrowers or lessees that will, in either case, be binding on Interchange or its Affiliates (including Franklin) after Closing, or (ii) the manner in which, or the localities in which, any portion of the business of Franklin or, following consummation of the transactions contemplated by this Agreement, Interchange’s or its Affiliates’ (including Franklin’s) businesses, is or would be conducted; (c) any agreement providing for the indemnification by Franklin of any Person, other than customary agreements relating to the indemnification of directors, officers and employees of Franklin or indemnification pursuant to routine agreements entered into in the ordinary course (such as office equipment leases and the like); (d) any joint venture, strategic alliance or partnership agreement or other similar agreement; (e) any agreement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Franklin to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business (other than in connection with securitization or financing transactions or contracts entered into in the ordinary course of business that require that the particular transactions that are the subject thereof to be conducted with the counterparty or counterparties to the contract); (f) any contract or agreement providing for any payments that are conditioned, in whole or in part, on, or requiring the consent, notice or approval of or to any Person upon, a change of control of Franklin; (g) any employment agreement or any agreement or arrangement that contains any material severance pay or post-employment liabilities to any current or former employee of Franklin; (h) any agreement regarding any agent bank or other similar relationships with respect to lines of business; (i) any material agreement that contains a “most favored nation” clause; (j) any lease; and (k) any contract or other agreement not made in the ordinary course of business which is material to Franklin taken as a whole or which would reasonably be expected to prevent or materially delay or impair the consummation of any of the transactions contemplated by this Agreement (the agreements, contracts and obligations of the type described in clauses (a) through (k) being referred to herein as the “Contracts”). Franklin has made available to Interchange true and correct copies of all Contracts. For the purposes of this Agreement, the Contracts shall be deemed not to include loans made by, repurchase agreements made by, bankers acceptances of or deposits by Franklin, in each case in the ordinary course of business consistent with past practices, but shall include unfunded loan commitments and letters of credit issued by Franklin. Except as set forth in Schedule 3.14, there are no provisions in any Contract relating to the incurring of indebtedness for borrowed money (other than Federal Home Loan Bank indebtedness, repurchase agreements, deposits (brokered or otherwise) entered into in the ordinary course of business) by Franklin (including sale and leaseback transactions and including capitalized lease transactions and other similar financing transactions), including any such Contract which contains provisions which restrict, or may restrict, the conduct of business of the issuer thereof as currently conducted or any securitization agreements to which Franklin is a party, that provide any restrictions on, or that require that any financial payment (other than payment of outstanding principal and accrued principal) be made in the event of, the repayment of the outstanding indebtedness thereunder prior to its term.
      B. All of the Contracts are legal, valid and binding obligations of Franklin and, to the Knowledge of Franklin, any other party thereto, enforceable in accordance with their terms except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or equity) and are in full force and effect. Except as described in Schedule 3.14, all rent and other payments by Franklin under the Contracts are current, there are no existing violations or defaults by Franklin and there are no violations or defaults on the part of any other party to the Contracts and no termination, condition or other event has occurred which (with or without notice, lapse of time and/or the happening or occurrence of any other event) would constitute a material default under the Contracts, other than defaults that have been cured or are curable in the ordinary course of business.
      3.15     Investments. Schedule 3.15 contains a complete list, as of December 31, 2004 and as of April 30, 2005, of all securities, including municipal bonds, owned by Franklin (the “Securities Portfolio”). All securities in the Securities Portfolio are owned by Franklin (i) of record, and (ii) beneficially, free and clear of all mortgages, liens, pledges and encumbrances, except as disclosed in Schedule 3.15.
      3.16     Interest Rate Risk Management Instruments. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of Franklin or for the account of a customer of Franklin, were entered into in the ordinary course of business and, in accordance with prudent banking practice and applicable rules, regulations and policies of any regulatory authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Franklin, enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Franklin has duly performed in all respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.
      3.17     Loans.
      A. Schedule 3.17A sets forth (i) the outstanding principal amount in the aggregate (and not on a loan by loan basis), as of April 30, 2005, by category (i.e., commercial, consumer, etc.), of all written or oral loan agreements, notes or borrowing arrangements (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to Franklin (collectively, “Loans,” and individually a “Loan”), other than “non-accrual” Loans, and (ii) the aggregate outstanding principal amount, as of April 30, 2005, of all “non-accrual” Loans. Except as set forth in Schedule 3.17A, as of April 30, 2005, Franklin had no Loans that were designated by it as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” or words of similar import (“Criticized Assets”). Schedule 3.17A sets forth (i) a list of Criticized Assets as of April 30, 2005, by category (i.e., commercial, consumer, etc.), together with the aggregate principal amount of such Loans within each such category and (ii) each asset of Franklin that, as of April 30, 2005, is classified as “Other Real Estate Owned” and the book value thereof. Franklin has provided or made available to Interchange its April 30, 2005 special attention report with respect to any Loans which is true and correct in all material respects as to matters covered thereby.

      B. All currently outstanding Loans, including any current extensions of any Loan, were solicited, originated and currently exist in compliance with all applicable requirements of federal and state law and regulations promulgated thereunder. The Loans are adequately documented and each note evidencing a Loan or credit agreement or security instrument related to a Loan constitutes a valid and binding obligation of the obligor thereunder, enforceable in accordance with the terms thereof, except where (i) enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or in equity), or (ii) the failure thereof, individually or in the aggregate, would not have a Material Adverse Effect. There are no oral modifications or amendments or additional agreements related to the Loans that are not reflected in the records of Franklin, and no claim of defense as to the enforcement of any Loan has been asserted, and Franklin is not aware of any acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense, except where such claim would not have a Material Adverse Effect.
      3.18     Evidences of Indebtedness. All evidences of indebtedness and leases that are reflected as assets of Franklin are legal, valid and binding obligations of the respective obligors thereof, enforceable in accordance with their respective terms (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and the availability of injunctive relief, specific performance and other equitable remedies) and are not subject to any known or threatened defenses, offsets or counterclaims that may be asserted against Franklin or the present holder thereof. The credit files of Franklin contain all material information (excluding general, local or national industry, economic or similar conditions) that is required to evaluate in accordance with generally prevailing practices in the banking industry the collectibility of the loan portfolio of Franklin (including loans that will be outstanding if any of them advances funds they are obligated to advance). Franklin has disclosed all of the substandard, doubtful, loss, nonperforming or problem loans on the internal watch list of Franklin or which have been adversely classified by the FDIC or the Department, a copy of which as of April 30, 2005, has been provided to Interchange.
      3.19     Proprietary Rights.
      A. Except as set forth in Schedule 3.19, Franklin does not own or use (or require the use of) any patent, patent application, patent right, invention, process, trademark (whether registered or unregistered), trademark application, trademark right, trade name, service name, service mark, copyright, software (object code, source code and documentation), domain names, trade secret or other intellectual property right, and all licenses, sublicenses and other agreements related thereto (“Proprietary Rights”) for business or operations of Franklin. Except as set forth in Schedule 3.19, Franklin is not infringing upon, misappropriating or otherwise acting adversely to, and has not in the past five (5) years infringed upon, misappropriated or otherwise acted adversely to, any Proprietary Right owned by any other Person or Persons. There is no claim by any such Person pending or, to the Knowledge of Franklin, threatened with respect to any infringement, misappropriation or other act adverse to any other Person’s or Persons’ Proprietary Rights.
      B. Franklin has a privacy policy (a “Privacy Policy”) regarding the collection and use of personally-identifiable information (“Customer Information”) or does not collect Customer Information and has a written agreement with any third party with which it shares any Customer Information requiring that such information be kept confidential and used only as permitted by Franklin or the customer (“Privacy Agreement”), copies of which have been provided or have been made available to Interchange. Franklin has not collected any Customer Information in an unlawful manner and is not in violation of its Privacy Policy and has not used any of the Customer Information in an unlawful manner or in a manner that in any way violates its Privacy Policy, a Privacy Agreement or the privacy rights of its customers or third parties. Franklin has posted its Privacy Policy in a clear and conspicuous location on its web site (if any) and regularly distributes copies to its customers. Franklin has adequate security measures in place to protect the Customer Information it receives from illegal or unauthorized use by its personnel or third parties or use by its personnel or third parties in a manner violative of the rights of privacy of its customers. The consummation of the transactions contemplated hereby and the transfer of the Customer Information do not and shall not violate the Privacy Policy and information security measures of Franklin as it currently exists or as it existed at any time during which any of the Customer Information was collected or obtained nor any laws relating to privacy rights.

      3.20     Deposit Summary. Schedule 3.20 contains a summary of the amounts and types of the deposits held by Franklin as of December 31, 2004 and as of April 30, 2005 and the weighted average interest rates being paid thereon as of such date (the “Deposit Summary”). The Deposit Summary and other data and information provided by Franklin, relating to assets, liabilities and business of Franklin is true, complete and correct in all material respects as of the date thereof.
      3.21     Transactions with Certain Persons. Except as disclosed in Schedule 3.21, Franklin does not owe any amount to (excluding deposit liabilities), and does not have any loan, contract, lease, commitment or other obligation to any of the present shareholders, directors, employees or affiliates or former directors or executive officers who terminated their services within the past five (5) years (other than compensation for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business), and none of such Persons owes any amount to Franklin pursuant to any loan, contract, lease, commitment or other obligation except for loans made in the ordinary course of business and consistent with past practices and safe and sound banking practices all of such loans are pass credits and current with no documentation exceptions or other issues. Except as set forth in Schedule 3.21, there are no material agreements, instruments, commitments, extensions of credit, tax sharing or allocation agreements or other contractual agreements of any kind between or among Franklin, whether on its own behalf or in its capacity as trustee or custodian for the funds of any employee benefit plan (as defined in ERISA) and any of its shareholders, directors, employees or affiliates.
      3.22     Guaranties. None of the obligations or liabilities of Franklin is guaranteed by any other Person, nor, except in the ordinary course of business, according to prudent business practices and in compliance with applicable law, has Franklin guaranteed the obligations or liabilities of any other Person.
      3.23     Insurance. Schedule 3.23 contains an accurate and complete list and brief description of all policies of insurance, including fidelity and bond insurance, of Franklin. Except as set forth on Schedule 3.23, all such policies (i) are sufficient for material compliance by Franklin with all requirements of law material to Franklin’s business and all material agreements to which Franklin is a party, (ii) are valid, outstanding and enforceable, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership, or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or equity), (iii) will not in any significant respect be affected by, and will not terminate or lapse by reason of, the transactions contemplated by this Agreement or the Merger Agreement, and (iv) are presently in full force and effect, no notice has been received of the cancellation, or threatened or proposed cancellation, of any such policy and there are no unpaid premiums due thereon. Franklin is not in default with respect to the provisions of any such policy and has not failed to give any notice or present any claim thereunder in a due and timely fashion. Each material Property of Franklin is insured for the benefit of Franklin in amounts deemed adequate by management of Franklin against risks customarily insured against. Except as set forth on Schedule 3.23, there have been no claims under any fidelity bonds of Franklin within the last three (3) years, and Franklin is not aware of any facts that would form the basis of a claim under such bonds.
      3.24     Regulatory Compliance; Compliance with Laws, Permits and Instruments.
      A. Except as set forth in Schedule 3.24, Franklin is not now, nor has it been within the last five (5) years, subject to any outstanding order, injunction, decree, consent, agreement, directive, commitment letter or similar undertaking, supervisory letter, memorandum of understanding, cease and desist order, written agreement or other formal or informal administrative action with, or has adopted any resolutions at the request of, any Governmental Entity or Regulatory Agency that restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its policies, its ability to pay dividends, its credit or risk management policies, its management or its business (each, a “Franklin Regulatory Agreement”). Franklin has not been notified that any Governmental Entity or Regulatory Agency has any present intent to place Franklin under any such Franklin Regulatory Agreement. Except as set forth in Schedule 3.24, there are no actions or proceedings pending or, to the Knowledge of Franklin, threatened against Franklin by or before any Governmental Entity or Regulatory Agency.

      B. Schedule 3.24 sets forth a true and complete listing of all states in which Franklin is licensed to conduct business, including in connection with any mortgage, lending, insurance and broker dealer businesses. Franklin and its employees hold all material permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Entities which are required for the operation of the businesses of Franklin (the “Permits”) as presently conducted. Except as set forth in Schedule 3.24, each of the Permits is in full force and effect and no suspension, modification or revocation of any of them is pending or, to the Knowledge of Franklin, threatened nor, to the Knowledge of Franklin, do grounds exist for any such action. Franklin and its businesses employ investment, securities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) which Franklin reasonably believes to be adequate. Prior to the date hereof, Franklin has made available to Interchange true and correct copies of the material Policies, Practices and Procedures. Except as set forth in Schedule 3.24, there is no outstanding uncorrected criticism received from or otherwise conveyed by any Governmental Entity concerning any of the Policies, Practices and Procedures or the absence of any Policies, Practices and Procedures. Franklin does not conduct any international operations and Franklin is not subject to any regulatory oversight by foreign Governmental Entities.
      C. Except as set forth in Schedule 3.24, Franklin is, and each of its Properties is, and for the last five (5) years has been, in compliance in all material respects with all laws applicable to Franklin or the operation of its businesses.
      D. Except as disclosed in Schedule 3.24, Franklin has in all material respects performed and abided by all obligations required to be performed by it to the date hereof, and has complied with, and is in compliance with, and is not in default (or with the giving of notice or the passage of time will be in default) under, or in violation of, (i) any provision of the Certificate of Incorporation or Bylaws of Franklin, (ii) any material provision of any mortgage, indenture, lease, contract, agreement or other instrument applicable to Franklin, or its assets, operations, properties or businesses now conducted or heretofore conducted or (iii) any permit, concession, grant, franchise, license, authorization, judgment, writ, injunction, order, decree or award of any court, arbitrator or any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality applicable to Franklin or its assets, operations, properties or businesses now conducted or heretofore conducted.
      E. Neither of Franklin nor any of its executive officers or, to the Knowledge of Franklin, any of its directors or employees has been the subject of any disciplinary proceedings or orders of any Governmental Entity arising under applicable laws which would be required to be disclosed in any regulatory filing, and no such disciplinary proceeding or order is pending, nor, to the Knowledge of Franklin, threatened.
      F. Franklin is “well-capitalized” (within the meaning of 12 C.F.R. § 325.103) and “well managed” (as that term is defined at 12 C.F.R. § 362.17), and Franklin is not aware of any circumstances that would cause Franklin not to be “well-capitalized” or “well managed.”
      3.25     Absence of Certain Business Practices. Neither Franklin nor, to Franklin’s Knowledge, any of its officers, employees or agents, nor any other Person acting on their behalf, has, directly or indirectly, within the past five (5) years, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of Franklin (or assist Franklin in connection with any actual or proposed transaction) that (i) might subject Franklin to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, might have resulted in a Material Adverse Effect, or (iii) if not continued in the future might result in a Material Adverse Effect or might subject Franklin to suit or penalty in any private or governmental litigation or proceeding.
      3.26     Environmental Compliance.
      A. There are no legal, administrative, arbitral or other proceedings, claims or actions or any private environmental investigations or remediation activities or governmental investigations of any nature that would be reasonably likely to result in the imposition, on Franklin, of any liability or obligation arising under any Environmental Laws, pending or to Franklin’s Knowledge threatened against Franklin. To the Knowledge of

Franklin, there is no reasonable basis for any such proceeding, claim, action or investigation that would impose any such liability or obligation. Franklin is not subject to any agreement, order, judgment or decree by or with any Governmental Entity, Regulatory Agency or third party imposing any liability or obligation with respect to the foregoing.
      B. Franklin and all of its Properties and operations are in material compliance with all Environmental Laws. Franklin is not aware of or has received notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the compliance of Franklin with all Environmental Laws.
      C. Franklin has obtained all material permits, licenses and authorizations that are required under all Environmental Laws.
      D. To the Knowledge of Franklin, no Hazardous Materials exist on, about or within any of Franklin’s Properties, nor have any Hazardous Materials previously existed on, about or within or been used, generated, transported, disposed of, on or released from any of such Properties. The use that Franklin makes and intends to make of its Properties will not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Material on, in or from any of such Properties.
      3.27     Community Reinvestment Act. Franklin is in material compliance with the Community Reinvestment Act (12 U.S.C. § 2901 et seq.) and all regulations promulgated thereunder, and Franklin has supplied Interchange with copies of its current CRA Statement, all support papers therefore, all letters and written comments received by Franklin since January 1, 2000 pertaining thereto and any responses by Franklin to such comments. Franklin has a rating of “satisfactory” as of its most recent CRA compliance examination and knows of no reason why it would not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination or why the FDIC or any other governmental entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of Franklin under the CRA.
      3.28     Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act. Franklin is in material compliance with the Fair Housing Act (42 U.S.C. § 3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. § 2801 et seq.) and the Equal Credit Opportunity Act (15 U.S.C. § 1691 et seq.) and all regulations promulgated thereunder. Franklin has not received any notices of any violation of said acts or any of the regulations promulgated thereunder, and Franklin has no notice of, or Knowledge of, any threatened administrative inquiry, proceeding or investigation with respect to Franklin’s compliance with such acts.
      3.29     Usury Laws and Other Consumer Compliance Laws. All loans of Franklin have been made substantially in accordance with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including without limitation, the New Jersey usury statutes as they are currently interpreted, Regulation Z (12 C.F.R. § 226 et seq.) issued by the Federal Reserve, the Federal Consumer Credit Protection Act (15 U.S.C. § 1601 et seq.) and all statutes and regulations governing the operation of banks chartered under the laws of the State of New Jersey. Each loan on the books of Franklin was made in the ordinary course of business.
      3.30     Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Franklin is in material compliance with the Bank Secrecy Act (12 U.S.C. §§ 1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act and all regulations promulgated thereunder, and Franklin has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, Franklin has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including, but not limited to, any requisite Custom Reports required by any agency of the United States Treasury Department, including but not limited to the IRS.
      3.31     Fiduciary Responsibilities. Franklin has performed in all material respects all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner that complies in all material respects with all applicable laws, regulations, orders, agreements, instruments and common law standards, where the failure to so perform would have a Material Adverse Effect on the transactions contemplated by this Agreement, and Franklin has no reason to be aware of any basis for the same.

      3.32     Franklin Statements and Reports. Franklin has previously made available to Interchange an accurate and complete copy of each (a) registration statement, offering circular, prospectus, report, schedule and definitive proxy statement prepared and filed by it with any Governmental Entity since January 1, 2000, and prior to the date hereof (the “Franklin Reports”), and (b) communication mailed by Franklin to its shareholders since January 1, 2000 and prior to the date hereof. No such Franklin Report contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Since January 1, 2000, Franklin has timely filed all Franklin Reports and other documents required to be filed by it under applicable laws and regulations, and, as of their respective dates, all Franklin Reports complied in all material respects with the rules and regulations of the applicable Governmental Entity with respect thereto.
      3.33     Books and Records. The minute books, stock certificate books and stock transfer ledgers of Franklin have been kept accurately in the ordinary course of business and are complete and correct in all material respects. The transactions entered therein represent bona fide transactions, and there have been no material transactions involving the business of Franklin that properly should have been set forth therein and that have not been accurately so set forth.
      3.34     Franklin Disclosure Controls and Procedures. Except as set forth on Schedule 3.34, none of Franklin’s records, systems, controls, data or information, are recorded, stored, maintained and operated wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Franklin or its accountants. Franklin has devised, established and maintained a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP (except as otherwise required by RAP).
      3.35     Employee Relationships. Franklin has complied in all material respects with all applicable material laws relating to its relationships with its employees, and Franklin believes that the relationships between Franklin and its employees is good. No key executive officer or manager of any of the operations operated by Franklin or any group of employees of Franklin has or have any present plans to terminate their employment with Franklin.
      3.36     Employee Benefit Plans.
      A. Set forth on Schedule 3.36 is a complete and correct list of all “employee benefit plans” (as defined in Section 3(3) of ERISA), all fringe benefit plans as defined in Section 6039D of the Code and, without limitation, all bonus, incentive compensation, change in control, deferred compensation, profit sharing, stock option, phantom stock, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, or any other similar plan, agreement, policy practice, commitment, contract or understanding (whether written or oral, qualified or nonqualified, currently effective or terminated), and any trust, escrow or other agreement related thereto, which (i) is currently or has been at any time within the last sixty (60) months, maintained or contributed to by Franklin, or with respect to which Franklin has any liability, contingent or otherwise, or (ii) provides benefits, or describes policies or procedures applicable to any director, officer, employee, service provider, former director, former officer or former employee of Franklin, or the dependents of any thereof, regardless of whether funded or unfunded (herein collectively the “Employee Plans” and each individually an “Employee Plan”). Franklin has delivered or made available to Interchange true, accurate and complete copies of the documents comprising each Employee Plan, any amendments thereto, the most recent favorable determination letter, and any related trust agreements, summaries, employee booklets or handbooks, annuity contracts, insurance policies or any other funding instruments (“Funding Arrangements”), any contracts with independent contractors (without limitation, actuaries investment managers, etc.) that relate to any Employee Plan, the Form 5500 filed in each of the three (3) most recent plan years with respect to each Employee Plan, and related schedules and opinions, and such other documents, records or other materials related thereto reasonably requested by Interchange.
      B. No Employee Plan is a defined benefit plan within the meaning of Section 3(35) of ERISA nor, without limitation, either a “multiple employer plan,” or “multi-employer plan” (as either such term is defined in ERISA), nor has there been any such plan in existence since 1974. No Employee Plan is treated as a single employer plan under any of the rules contained in ERISA or Code Section 414, relating to controlled group plans. There have been no prohibited transactions (described under Section 406 of ERISA or Section 4975(c) of the Code), breaches of fiduciary duty or any other breaches or violations of any law applicable to the Employee Plans that would subject Interchange or Franklin to any taxes, penalties or other liabilities. No Employee Plan is a qualified pension, profit sharing or stock bonus plan under Section 401(a) of the Code. Each Employee Plan has been operated in compliance with applicable law or in accordance with its terms and any related trust is exempt from federal income tax under Section 501(a) of the Code and, except as disclosed on Schedule 3.36, all reports, descriptions and filings required by the Code, ERISA or any government agency with respect to each Employee Plan have been timely and completely filed or distributed. There are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to the Knowledge of Franklin none are threatened. No written or oral representations have been made to any employee or former employee of Franklin promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage for such individual, their dependent, or any beneficiary for any period of time beyond the end of the current plan year or beyond termination of employment. Except as disclosed on Schedule 3.36, neither the Merger, nor subsequent events where consequences result solely as a result of both occurrence of the subsequent event and the occurrence of the Merger, will accelerate the time of payment or vesting, or increase the amount, of compensation due to any employee, officer, former employee or former officer of Franklin. Except as disclosed on Schedule 3.36, there are no contracts or arrangements providing for payments that will be nondeductible or subject to excise tax under Code Sections 4999 or 280G, nor will Interchange be required to “gross up” or otherwise compensate any Person because of the limits contained in such Code sections. There are no surrender charges, penalties, or other costs or fees that would be imposed by any Person against Franklin, an Employee Plan, or any other Person, including without limitation, an Employee Plan participant or beneficiary as a result of the consummation of the transactions contemplated by this Agreement with respect to any insurance, annuity or investment contracts or other similar investment held by any Employee Plan.
      C. Each Employee Plan which is a “group health plan” (as defined in the Code and ERISA) has been operated to the Closing such that failures to operate such Employee Plan in full compliance with Part 6 of Subtitle B of Title 1 of ERISA and Sections 4980B and 4980D of the Code would not subject Franklin to liability.
      D. Franklin has not violated the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), specifically the “HIPAA Privacy Rules” set forth in 45 C.F.R. §§ 160–64 and, as applicable, the “HIPAA Standards for Security of Electronic Protected Health Information” set forth in 45 C.F.R. §§ 160, 162 and 164.
      E. Except as described in Schedule 3.36, Franklin is insured by one or more insurance company(ies) for all health, dental, life disability or similar claims relating to an Employee Plan and Franklin does not self-insure against such claims. No event has occurred or circumstances exist that could reasonably be expected to result in a material increase in premium costs of Employee Plans.
      F. All Employee Plan documents, annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Employee Plans are correct, complete, and current in all material respects, have been timely filed, and there have been no changes in the information set forth therein.
      G. All contributions (including, without limitations, all employer contributions, employee salary reduction contributions and all premiums or other payments (other than claims)) that are due to have been paid to or with respect to each Employee Plan and all contributions (other than claims) for any period ending on or before the Effective Time that are not yet due have been paid to each such Employee Plan.

      3.37     Dissenting Shareholders. Franklin has no Knowledge of any plan or intention on the part of any stockholder of Franklin to exercise appraisal rights in the manner provided by applicable law.
      3.38     Completion of Transaction. Franklin has no Knowledge of any fact or circumstances relating to or affecting Franklin that it reasonably believes would prevent Franklin from fulfilling its material obligations under this Agreement or the Merger Agreement and completing the transactions contemplated hereby or thereby or that would, without the incurrence of undue expense or time, prevent Interchange from obtaining all necessary regulatory approvals of the transactions contemplated by this Agreement and the Merger Agreement.
      3.39     Representations Not Misleading. To the Knowledge of Franklin all material facts relating to the business operations, Properties, assets, liabilities (contingent or otherwise) and financial condition of Franklin have been disclosed to Interchange in or in connection with this Agreement. No representation or warranty by Franklin contained in this Agreement, nor any written statement, exhibit or schedule furnished to Interchange by Franklin under and pursuant to, or in anticipation of this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties would continue to be true and correct following disclosure to any governmental authority having jurisdiction over Franklin or its Properties of the facts and circumstances upon which they were based. Except as disclosed herein, there is no matter that will have a Material Adverse Effect on Franklin or Franklin’s ability to perform the transactions contemplated by this Agreement or the other agreements contemplated hereby, or to the Knowledge of Franklin, will in the future result in a Material Adverse Effect. No information material to the Merger, and that is necessary to make the representations and warranties herein contained not misleading, has been withheld by Franklin.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF INTERCHANGE
      Interchange hereby makes the following representations and warranties to Franklin as of the date hereof and as of the Closing Date.
      4.01     Organization and Authority.
      A. Interchange is a New Jersey corporation duly organized, validly existing under the laws of the State of New Jersey, and in good standing under all laws, rules and regulations applicable to corporations located in the State of New Jersey. Interchange is a bank holding company registered under the BHCA. Interchange has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets, including, but not limited to, as now owned, leased or operated, and to enter into and carry out its obligations under this Agreement or the Merger Agreement. The nature of the business of Interchange does not require it to be qualified to do business in any jurisdiction other than the State of New Jersey. Interchange does not, directly or indirectly, engage in any activity that is prohibited by the Federal Reserve.
      B. Interchange Bank is a New Jersey banking corporation duly organized, validly existing under the laws of the State of New Jersey, and is in good standing under all laws, rules and regulations applicable to banking corporations located in of the State of New Jersey. Interchange Bank has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) necessary to carry on its business as now being conducted in all material respects, to own, lease and operate its properties and assets, including, but not limited to, as now owned, leased or operated. True and complete copies of the Certificate of Incorporation and Bylaws of Interchange Bank, as amended to date, certified by the Secretary or Cashier of Interchange Bank, have been delivered to Franklin. The deposits of Interchange Bank are insured by the Bank Insurance Fund of the FDIC to the full extent permissible by law. Interchange Bank does not, directly or indirectly, engage in any activity that is prohibited by the State of New Jersey, the FDIC or the Federal Reserve.

      4.02     Capitalization of Interchange. The entire authorized capital stock of Interchange consists solely of 33,750,000 shares of Interchange Stock, 19,144,057 shares of which are issued and outstanding as of March 31, 2005, and 1,560,202 additional shares of which have been reserved for issuance to holders of outstanding options to acquire shares of Interchange Stock. All of the outstanding shares of Interchange Stock are duly authorized, validly issued, fully paid and non-assessable, and have not been issued in violation of the preemptive rights of any Person and have been issued in compliance with applicable securities laws. There are no restrictions applicable to the payment of dividends on the shares of Interchange Stock, except pursuant to applicable laws and regulations, and all dividends declared prior to the date of this Agreement on such Interchange Stock have been paid.
      4.03     Execution and Delivery; No Violation.
      A. Interchange and Interchange Bank have full corporate power and authority to execute and deliver this Agreement and the Merger Agreement, subject to the receipt of regulatory approvals, to consummate the transactions contemplated hereby or thereby. The execution and delivery of this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the Interchange Board and by the Interchange Bank Board. No corporate proceedings on the part of Interchange and, except for the approval of this Agreement and the Merger Agreement by Interchange as the sole shareholder of Interchange Bank, no other shareholder votes are necessary to approve this Agreement or the Merger Agreement and to consummate the transactions contemplated hereby or thereby. This Agreement and the Merger Agreement have been duly and validly executed and delivered to Franklin. Assuming due authorization, execution and delivery by Franklin, this Agreement and the Merger Agreement constitute the valid and binding obligations of Interchange and Interchange Bank, as applicable, enforceable against Interchange and Interchange Bank in accordance with their terms and conditions, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or in equity).
      B. Neither the execution and delivery of this Agreement or the Merger Agreement nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Interchange or Interchange Bank with any of the terms or provisions hereof or thereof (provided the required regulatory approvals are obtained) will (i) violate any provision of the articles or bylaws of Interchange or Interchange Bank; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Interchange or any of its properties or assets; (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or the lapse of time, or both, would constitute a default) under, result in the termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the properties or assets of Interchange under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation to which Interchange is a party, or by which any of its properties, assets or business activities may be bound or affected.
      4.04     Financial Statements. Interchange has furnished to Franklin true and complete copies of the audited consolidated financial statements of Interchange for the years ended December 31, 2003 and December 31, 2004 (collectively, the “Interchange Financial Statements”). Each of the Interchange Financial Statements (including, in each case, any related notes), were prepared in accordance with GAAP, applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such Interchange Financial Statements or as otherwise required by RAP) and fairly presented the financial position of Interchange at the dates and for the periods indicated. The Interchange Financial Statements do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.
      4.05     No Material Adverse Effect. Except as disclosed in the representations and warranties made in this ARTICLE IV and the Schedules hereto, there has not been any Material Adverse Effect since December 31, 2004, nor has any event or condition occurred that has resulted in, or has a reasonable possibility of resulting in the future, in a Material Adverse Effect.

      4.06     Consents and Approvals. Except as disclosed in Schedule 4.06, no approval, consent, order or authorization of, or registration, declaration or filing with, any Governmental Agency, Regulatory Agency or other third party is required on the part of Interchange or Interchange Bank in connection with the execution, delivery or performance of this Agreement or the agreements contemplated hereby, or the consummation by Interchange or Interchange Bank of the transactions contemplated hereby or thereby.
      4.07     Registration Statement. None of the information supplied or to be supplied by Interchange or any of its directors, officers, employees or agents for inclusion or in the Proxy Statement/ Prospectus will, at the date the Proxy Statement/ Prospectus is mailed to the shareholders of Franklin and, as the Proxy Statement/ Prospectus may be amended or supplemented, at the time of Franklin Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to Interchange necessary in order to make the statements therein with respect to Interchange, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Franklin Meeting. All documents that Interchange is responsible for filing with any regulatory or governmental agency in connection with the Merger will comply with respect to Interchange in all material respects with the provisions of applicable law.
      4.08     Interchange Statements and Reports. Interchange has previously made available to Franklin an accurate and complete copy of each (a) registration statement, offering circular, prospectus, report, schedule and definitive proxy statement filed since January 1, 2001 with the S.E.C. pursuant to the Securities Act of 1933, as amended, or the Exchange Act, and prior to the date hereof (the “Interchange Reports”), and (b) communication mailed by Interchange to its shareholders since January 1, 2001 and prior to the date hereof. No such Interchange Report contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Since January 1, 2001, Interchange has timely filed all Interchange Reports and other documents required to be filed by is under the Securities Act and the Exchange Act, and, as of their respective dates, all Interchange Reports complied in all material respects with the published rules and regulations of the S.E.C. with respect thereto.
      4.09     Completion of Transaction. Interchange has no Knowledge of any fact or circumstances relating to or affecting Interchange and the Interchange Subsidiaries that it reasonably believes would prevent Interchange from fulfilling its material obligations under this Agreement or the Merger Agreement and completing the transactions contemplated hereby or thereby or that would, without the incurrence of undue expense or time, prevent Interchange from obtaining all necessary regulatory approvals of the transaction contemplated by this Agreement.
      4.10     Representations Not Misleading. No representation or warranty by Interchange contained in this Agreement, or any written statement, exhibit or schedule furnished to Franklin by Interchange under and pursuant to, or in anticipation of this Agreement, contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading and such representations and warranties would continue to be true and correct following disclosure to any governmental authority having jurisdiction over Interchange of the facts and circumstances upon which they were based.
      4.11     Community Reinvestment Act. Interchange is in material compliance with the Community Reinvestment Act (12 U.S.C. § 2901 et seq.) and all regulations promulgated thereunder, and Interchange has supplied Franklin with copies of its current CRA Statement, all support papers therefore, all letters and written comments received by Interchange since January 1, 2003 pertaining thereto and any responses by Interchange to such comments. Interchange has a rating of “satisfactory” as of its most recent CRA compliance examination and knows of no reason why it would not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination or why the FDIC or any other governmental entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of Franklin under the CRA.

      4.12     Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act. Interchange is in material compliance with the Fair Housing Act (42 U.S.C. § 3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. § 2801 et seq.) and the Equal Credit Opportunity Act (15 U.S.C. § 1691 et seq.) and all regulations promulgated thereunder. Interchange has not received any notices of any violation of said acts or any of the regulations promulgated thereunder, and Interchange has no notice of, or Knowledge of, any threatened administrative inquiry, proceeding or investigation with respect to Interchange’s compliance with such acts.
      4.13     Usury Laws and Other Consumer Compliance Laws. All loans of Interchange have been made substantially in accordance with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including without limitation, the New Jersey usury statues as they are currently interpreted, Regulation Z (12 C.F.R. § 1601 et seq.) issued by the Federal Reserve, the Federal Consumer Credit Protection Act (14 U.S.C. § 1601 et seq.) and all statutes and regulations governing the operation of banks chartered under the laws of the State of New Jersey.
      4.14     Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Interchange is in material compliance with the Bank Secrecy Act (12 U.S.C. §§ 1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act and all regulations promulgated thereunder, and Interchange has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, Interchange has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including, but not limited to, any requisite Custom Reports required by any agency of the United States Treasury Department, including but not limited to the IRS.
      4.15     Litigation.
      (a) Except as disclosed in any Interchange Report filed with the SEC prior to the date of this Agreement or as may be set forth in Schedule 4.15 to this Agreement, neither Interchange nor any Interchange Subsidiary is a party to any, and there are no pending or, to Interchange’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any material nature against Interchange or any Interchange Subsidiary or challenging the validity or propriety of the transactions contemplated by this Agreement.
      (b) Except as set forth in Schedule 4.15 to this Agreement, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Interchange, any of its Subsidiaries or the assets of Interchange or any Interchange Subsidiary, other than any such injunction, order, judgment, decree, or regulatory restriction which would not have a Material Adverse Effect upon Interchange.
      4.16     Agreements with Regulatory Agencies. Neither Interchange nor any of its Subsidiaries is subject to any regulatory agreement with any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Interchange or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting any regulatory agreement.
      4.17     Reorganization. Interchange has no reason to believe that the Merger will not qualify as a reorganization under Section 368(a) of the Code.
      4.18     Prior Regulatory Applications. Except as disclosed in Schedule 4.18 to this Agreement, from January 1, 2003 through the date hereof, no regulatory agency has objected to, denied, or advised Interchange or any Interchange Subsidiary to withdraw, and to Interchange’s Knowledge, no third party has submitted an objection to a Governmental Entity having jurisdiction over Interchange or any Interchange Subsidiary regarding, any application, notice, or other request filed by Interchange or any Interchange Subsidiary with any Governmental Entity having jurisdiction over Interchange or such Interchange Subsidiary.
      4.19     Regulatory Capital. Interchange and Interchange Bank have no reason to believe that they will not be “well capitalized”, on a pro forma basis after giving effect to the Merger on the Closing Date, under the applicable capital standards and policies of the FRB and the FDIC, respectively, as in effect on the date of this Agreement.
ARTICLE V
COVENANTS OF FRANKLIN
      Franklin hereby makes the covenants set forth in this ARTICLE V to Interchange as follows:
      5.01     Best Efforts. Franklin shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.
      5.02     Merger Agreement. Franklin shall duly authorize and enter into the Merger Agreement, the form of which is attached hereto as Exhibit A, and perform all of its obligations thereunder.
      5.03     Franklin Shareholders’ Meeting. Franklin, acting through the Franklin Board shall:

A. Duly call, give notice of, convene and hold, on a date mutually selected by Franklin and Interchange, a meeting of its shareholders (the “Franklin Meeting”) as soon as practicable for the purpose of approving and adopting this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, including the Merger, as required by the New Jersey Banking Act of 1948, as amended (the “NJBA”);

B. Not impose a requirement that the holders of more than the minimum required percentage (as set forth in Franklin’s current Certificate of Incorporation, current Bylaws or pursuant to provisions of the NJBA requiring the lowest percentage vote) of Franklin Stock entitled to vote on the Merger Agreement, approve the Merger and the Merger Agreement;
      5.04     Registration Statement. Cooperate and assist Interchange in (i) preparing a Registration Statement on Form S-4 (the “Registration Statement”), relating to the shares of Interchange Stock to be issued to the shareholders of Franklin as part of the merger consideration provided for herein and a proxy statement of Franklin and prospectus of Interchange, including letter to shareholders, notice of special meeting and form of proxy, to be sent to the shareholders of Franklin in connection with the Merger (collectively, the “Proxy Statement/ Prospectus”) and (ii) filing the Registration Statement and the Proxy Statement/ Prospectus (forming a part of the Registration Statement) with the S.E.C., including furnishing to Interchange all information concerning Franklin that Interchange may reasonably request in connection with preparation of such Registration Statement and Proxy Statement/ Prospectus. None of the information supplied or to be supplied by Franklin or any of its directors, officers, employees or agents for inclusion or in the Registration Statement or the Proxy Statement/ Prospectus will, at the date the Proxy Statement/ Prospectus is mailed to the shareholders of Franklin and, as the Registration Statement and Proxy Statement/ Prospectus may be amended or supplemented, at the time of Franklin Meeting, contain any untrue statement of a material fact or omit to state any material fact with respect to Franklin necessary in order to make the statements therein with respect to Franklin, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Franklin Meeting. All documents that Franklin is responsible for filing with any regulatory or governmental agency in connection with the Merger will comply with respect to Franklin in all material respects with the provisions of applicable law.

A. Subject to the fiduciary duties of the Franklin Board to the shareholders of Franklin, (i) include in the Proxy Statement/ Prospectus the recommendation of the Franklin Board that the shareholders of Franklin vote in favor of the approval and adoption of the Merger and the Merger Agreement and the transactions contemplated thereby, (ii) use its best efforts to obtain such shareholder approval of the Merger and the Merger Agreement, and (iii) perform such other acts as may reasonably be requested by Interchange to ensure that such shareholder approval of the Merger and the Merger Agreement is obtained; and

B. Cause the Proxy Statement/ Prospectus to be mailed to the shareholders of Franklin as soon as practicable following the effectiveness of the Registration Statement.

      5.05     Information Furnished by Franklin. Franklin shall promptly, and in any event within ten (10) business days, except where, with reasonable diligence, such information cannot be procured within ten (10) business days, following receipt of a written request from Interchange, furnish or cause to be furnished to Interchange all information concerning Franklin, including but not limited to financial statements, required for inclusion in any statement or application made or filed by Interchange to any governmental body in connection with the transactions contemplated by this Agreement (including the Registration Statement and the Proxy Statement/ Prospectus) or in connection with any unrelated transactions during the pendency of this Agreement. Franklin represents and warrants that all information so furnished shall be true and correct in all material respects and shall not omit any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they were made, not misleading. Franklin shall otherwise fully cooperate with Interchange in the filing of any applications or other documents necessary to consummate the transactions contemplated by this Agreement.
      5.06     Affirmative Covenants. Except as otherwise permitted in writing by Interchange or required by this Agreement, from the date hereof until the Effective Time, Franklin shall:

A. Maintain its corporate existence in good standing;

B. Maintain the general character of its business and conduct its business in its ordinary and usual manner;

C. Extend credit only in accordance with existing lending policies;

D. Use all reasonable efforts to preserve its business organization intact; to retain the services of its present employees, officers, directors and agents; to retain its present customers, depositors, suppliers and correspondent banks; and to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it;

E. Use all reasonable efforts to obtain any approvals or consents required to maintain all existing contracts, leases and documents relating to or affecting its assets, Properties and business;

F. Maintain all offices, machinery, equipment, materials, supplies, inventories, vehicles and other Properties owned, leased or used by it (whether under its control or the control of others), in good operating repair and condition, ordinary wear and tear excepted;

G. Maintain and keep in full force and effect, in all material respects, presently existing insurance coverage and give all notices and present all claims under all insurance policies in due and timely fashion;

H. Comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses and permits applicable to the properties and operations of Franklin;

I. Permit Interchange and its representatives to examine its books, records and Properties and to interview officers, employees and agents at all reasonable times when it is open for business;

J. Timely file all tax returns required to be filed by it and promptly pay all taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable, except those being contested in good faith by appropriate proceedings;

K. Withhold from each payment made to each of its employees the amount of all taxes (including, but not limited to, federal income taxes, FICA taxes and state and local income and wage taxes) required to be withheld therefrom and pay the same to the proper tax receiving officers;

L. Continue to follow and implement policies, procedures and practices regarding the identification, monitoring, classification and treatment of all assets in substantially the same manner as it has in the past;

M. Account for all transactions in accordance with GAAP (unless otherwise instructed by RAP, in which instance account for such transaction in accordance with RAP) and maintain the allowance for loan losses account for Franklin in an adequate amount to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans of Franklin;

N. Pay (or establish adequate reserves for) all costs, expenses and other charges to be incurred by Franklin associated with the cancellation of any Contracts to be cancelled as a result of the Merger (including without limitation the cost of termination of its existing data processing agreement).

O. Pay (or establish adequate reserves for) all costs, expenses and other charges to be incurred by Franklin associated with the Merger.
      5.07     Negative Covenants. Except as otherwise contemplated or required by this Agreement, from the date hereof until the Effective Time, Franklin shall not, without the prior written consent of Interchange:

A. Amend or otherwise change its Certificate of Incorporation, Charter, or Bylaws;

B. Issue, sell or authorize the issue or sale, or grant any options or make other agreements with respect to the issuance or sale or conversion of, any shares of its capital stock, phantom shares or other share equivalents, or any other of its securities;

C. Authorize or incur any long-term debt (other than deposit liabilities);

D. Mortgage, pledge or subject to Lien or restriction any of its Property, business or assets, tangible or intangible except in the ordinary course of business and consistent with normal banking practices;

E. Enter into any material agreement, contract or commitment in excess of $10,000, provided, however, that Franklin may enter into the lease agreement for the property located at 277 Franklin Avenue, Nutley, New Jersey, on terms and conditions as set forth in Schedule 5.07E;

F. Make any investments, except investments made by Franklin in the ordinary course of business in denominations of not more than $1,000,000;

G. Introduce any new material method of management or operation;

H. Other than actions required by this Agreement, take any action that could reasonably be anticipated to result in a Material Adverse Effect;

I. Take or fail to take any action that would cause or permit the representations and warranties made in ARTICLE III hereof to be inaccurate at the time of the Closing or preclude Franklin from making such representations and warranties at the time of the Closing;

J. Cause or allow the loss of insurance coverage, unless replaced with coverage which is substantially similar (in amount and insurer) to that now in effect;

K. Incur any obligation or liability, whether absolute or contingent, except in the ordinary course of business and consistent with normal banking practices;

L. Discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with normal banking practices;

M. Issue, (except upon the exercise of any outstanding Franklin Stock Option on the date hereof), reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto;

N. Redeem, retire, purchase or otherwise acquire, directly or indirectly, any Franklin Stock, or obligate itself to purchase, retire or redeem, any of its shares of Franklin Stock;

O. Declare, make, set aside or pay any dividend or other distribution with respect to Franklin Stock;

P. Sell, transfer, lease to others or otherwise dispose of any of its assets or Properties or cancel or compromise any debt or claim, or waive or release any right or claim;

Q. Enter into any transaction other than in the ordinary course of business;

R. Except in the ordinary course of the business and consistent with past practices, enter into or give any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any other Person;

S. Sell or knowingly dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

T. Increase the compensation of any officers, directors, employees of Franklin, except increases pursuant to existing compensation plans or regular reviews and which increases as are consistent with past practices, provided that no such increase shall be more than four percent (4%) with respect to any individual officer, director or employee and provided further that any increases, either singularly or in the aggregate, shall be consistent with Franklin’s 2005 budget, a copy of which has been made available to Interchange;

U. Engage in any transaction with any Affiliate or create any liability owed to such Persons other than in the form of loans, deposits, wages, salaries and reimbursement of expenses created in the ordinary course of business and consistent with past practices;

V. Acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity, except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such Person;

W. Terminate, cancel or surrender any contract, lease or other agreement that, individually or in the aggregate, would constitute a Material Adverse Effect;

X. Dispose of, permit to lapse, transfer or grant any rights under, or breach or infringe upon, any United States or foreign license or Proprietary Right or modify any existing rights with respect thereto, except in the ordinary course of business and consistent with past practices and safe and sound banking principles;

Y. Make any capital expenditures, capital additions or betterments in excess of an aggregate of $25,000;

Z. Unless otherwise approved in writing by Interchange, hire or employ any Person with an annual salary equal to or greater than $25,000;

AA. Sell (provided, however, that payment at maturity or prepayment is not deemed a sale) any Investment Security or purchase any Investment Security (other than U.S. Treasuries with a maturity of less than one year);

BB. Other than loans fully secured by certificates of deposit or liquid, readily marketable collateral, make or renewed any loan to any single borrower and his related interests in excess of the principal amount of $750,000, or extend the maturity or alter the material terms of any loan to any single borrower and his related interests in excess of the principal amount of $100,000 or that would increase the aggregate credit outstanding to any such borrower or his related interests by more than $750,000, without the prior consent of Interchange;

CC. Make, or renew or extend the maturity of, or alter any of the material terms of any classified loan; or

DD. Take any action the likely result of which would be to reduce Franklin’s Minimum Shareholders’ Equity, except in the ordinary course of business and consistent with normal banking practices.
      5.08     Access; Pre-Closing Investigation. Subject to the provisions of ARTICLE X, Franklin shall afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of Interchange full access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of the Properties, books, contracts, commitments, personnel and records of Franklin, permit Interchange to make such inspections (including without limitation with regard to such Properties physical inspection of the surface and subsurface thereof and any structure thereon) as they may require, and furnish to Interchange during such period all such information concerning Franklin and its affairs as Interchange may reasonably request, so that Interchange may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of Franklin, including, without limitation, access sufficient to verify the value of the assets and the liabilities of Franklin and the satisfaction of the conditions precedent to Interchange’s obligations described in ARTICLE VIII of this Agreement. Franklin agrees at any time, and from time to time, to furnish to Interchange as soon as practicable, any additional information that Interchange may reasonably request. No investigation by Interchange, or its representatives shall affect the representations and warranties set forth herein.
      5.09     Invitations to and Attendance at Directors’ and Committee Meetings. Franklin shall give notice to two (2) designees of Interchange (which designees shall be reasonably acceptable to Franklin), and shall invite such persons to attend all regular and special meetings of the Franklin Board and all regular and special meetings of any senior management committee (including, but not limited to, the executive committee and the loan and discount committee of Franklin) of Franklin; provided, however, that Interchange’s designees shall not have the right to attend any portion of any meeting at which the advisability of the transactions contemplated hereby is to be considered, or at which information to be disclosed is of a nature such that, in the reasonable opinion of the body holding the meeting following consultation with counsel, attendance of Interchange’s designees would be inappropriate based on restrictions imposed by applicable antitrust, competition or similar laws or regulations. If the Merger is finally disapproved by any appropriate regulatory authority or if this Agreement is terminated pursuant to its terms, Interchange’s designees will no longer be entitled to notice of and permission to attend such meetings.
      5.10     Additional Financial Statements. Franklin shall promptly furnish Interchange with true and complete copies of (i) Franklin Call Reports as filed with the Regulatory Authorities between the date of this Agreement and the Effective Date, (ii) monthly directors’ reports of Franklin, (iii) unaudited month-end financial statements of Franklin, (iv) a Deposit Summary for Franklin for each month-end between the date of this Agreement and the Effective Date, and (v) any audited Franklin Financial Statements prepared after the date of this Agreement.
      5.11     Untrue Representations. Franklin shall promptly notify Interchange in writing if Franklin becomes aware of any fact or condition that makes untrue, or shows to have been untrue, any schedule or any other information furnished to Interchange or any representation or warranty made in or pursuant to this Agreement or that results in Franklin’s failure to comply with any covenant, condition or agreement contained in this Agreement.
      5.12     Litigation and Claims. Franklin shall promptly notify Interchange in writing of any litigation, or of any claim, controversy or contingent liability that might be expected to become the subject of litigation, against Franklin or affecting any of its Properties, and Franklin shall promptly notify Interchange of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Knowledge of Franklin, threatened against Franklin that questions or might question the validity of this Agreement or the agreements contemplated hereby, or any actions taken or to be taken by Franklin pursuant hereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.
      5.13     Notice of Material Adverse Effect. Franklin shall promptly notify Interchange in writing if any change or development shall have occurred or been threatened (or any development shall have occurred or been threatened involving a prospective change) in the business, financial condition, operations or prospects of Franklin that has resulted in or may reasonably be expected to result in a Material Adverse Effect or that would adversely affect, prevent or delay the obtaining of any regulatory approval for the consummation of the transactions contemplated by this Agreement. Notwithstanding the disclosure to Interchange of any such changes, Franklin shall not be relieved of any liability to Interchange pursuant to this Agreement for, nor shall the providing of such information by Franklin to Interchange be deemed a waiver by Interchange of, the breach of any representation or warranty of Franklin contained in this Agreement.
      5.14     No Negotiation with Others. Except to the extent required in order for the Franklin Board to fulfill its fiduciary duties to shareholders of Franklin as determined by the written opinion of counsel, neither Franklin nor any of its Subsidiaries, Affiliates, employees, directors, officers, financial advisors or agents shall, directly or indirectly, (i) solicit, encourage, initiate or participate in any negotiations or discussions with any third party with respect to any offer or proposal to merge with or acquire Franklin or all or substantially all the business of Franklin whether by merger, acquisition, tender offer, exchange offer, purchase of stock, options, warrants or assets or otherwise; (ii) disclose to any third party any information concerning the business, Properties, books or records of Franklin, except in the ordinary course of business for purposes other than an acquisition or as compelled by law; or (iii) cooperate with any third party to make any proposal to merge with or acquire all or any part of the capital stock or assets of Franklin other than non-essential or excess assets. Promptly upon receipt of any unsolicited offer, Franklin will communicate to Interchange the terms of any proposal or request for information and the identity of the parties involved.
      5.15     Consents and Approvals. Franklin (i) shall take all necessary corporate and other action and use its best efforts to obtain at the earliest practicable time all approvals of regulatory authorities, consents and other approvals required of Franklin to carry out the transactions contemplated by this Agreement and (ii) will cooperate with Interchange and Interchange Bank to obtain all such approvals and consents required of Interchange and Interchange Bank.
      5.16     Environmental Investigation.
      A. Interchange and its consultants, agents and representatives, at the sole cost and expense of Interchange, shall have the right to the same extent that Franklin has the right, but not the obligation or responsibility, to inspect any Property, including, without limitation, conducting asbestos surveys and sampling, environmental assessments and investigation, and other environmental surveys and analyses including soil, water, asbestos, septic system and ground sampling (“Environmental Inspections”) at any time on or prior to thirty (30) days after the date of this Agreement. If, as a result of any such Environmental Inspection, further investigation (“Secondary Investigation”) including, without limitation, test borings, soil, water, septic system and other sampling is deemed desirable by Interchange, Interchange shall (i) notify Franklin of any Property for which it intends to conduct such a Secondary Investigation and the reasons for the Secondary Investigation, and (ii) at the sole cost and expense of Interchange, commence the Secondary Investigation, on or prior to sixty (60) days after the date of this Agreement. Interchange shall give reasonable notice to Franklin of the Secondary Investigation, and Franklin may place reasonable time and place restrictions on the Secondary Investigation.
      B. Interchange shall not have any liability or responsibility of any nature whatsoever for the results, conclusions or other findings related to any Environmental Inspection, Secondary Investigation or other environmental survey. If this Agreement is terminated, except as otherwise required by law, reports to any governmental authority of the results of any Environmental Inspection, Secondary Investigation or other environmental survey shall not be made by Interchange. Interchange shall make no such report prior to Closing unless required to do so by law, and in such case will give Franklin reasonable notice of Interchange’s intentions.
      C. Franklin agrees to make available to Interchange and its consultants, agents and representatives all documents and other material relating to environmental conditions of any Property including, without limitation, the results of other environmental inspections and surveys. Franklin also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with Interchange and shall be entitled to certify the same in favor of Interchange and its consultants, agents and representatives and make all other data available to Interchange and its consultants, agents and representatives.

      5.17     Restrictions on Resales. At least twenty (20) days prior to the Closing Date, Franklin shall deliver to Interchange a list identifying each Person who may reasonably be deemed an “affiliate” of Franklin within the meaning of such term as used in Rule 145 under the Securities Act. Franklin shall obtain and deliver to Interchange, not less than ten (10) days prior to the Closing Date, the signed agreement, in the form of Exhibit C hereto (the “Shareholder Letter”), of each “affiliate” of Franklin, and of any Person who may become an “affiliate” of Franklin after the date of this Agreement, regarding compliance with the provisions of such Rule 145.
      5.18     Shareholder Lists. After the date of this Agreement, Franklin shall from time to time make available to Interchange, upon its request, a list of the shareholders of Franklin and its addresses, a list showing all transfers of Franklin Stock and such other information as Interchange may reasonably request regarding both the ownership and prior transfers of Franklin Stock.
      5.19     Employee Plans. Franklin agrees the Employee Plans including, without limitation, the Franklin Bank 2002 Employee Stock Option Plan, the Franklin Bank 2002 Director Stock Option Plan A and the Franklin Bank 2002 Stock Option Plan B, may be terminated and accrued benefits paid in accordance with the provisions of such plan, frozen, modified or merged into similar employee benefit plans maintained by Interchange or any Interchange Subsidiary, including, without limitation, the Interchange State Bank Capital Investment Plan, on or after the Effective Date, as determined by Interchange in its sole discretion, subject to compliance with applicable law.
      5.20     Employee Health and Welfare Plans. Without limitation, Franklin agrees that Franklin’s employee welfare benefit plans, as defined in Section 3(1) of ERISA, may be terminated, modified or merged into Interchange’s welfare benefit plans on or after the Effective Date, as determined by Interchange in its sole discretion, subject to compliance with applicable law so long as any such action preserves the rights of participants in such plans through the Effective Time.
      5.21     Franklin Stock Option Plans and Franklin Stock Options. Franklin shall take such action as is necessary under Franklin Stock Option Plans to (i) terminate such Stock Option Plans as of immediately prior to the Effective Date, (ii) cancel, effective as of immediately prior to the Effective Date, all Franklin Stock Options, awards and stock appreciation rights granted under such Franklin Stock Option Plans that are unexercised as of immediately prior to the Effective Date, and (iii) use its best efforts to, within forty-five (45) days of the date of this Agreement, enter into a written agreement, in form and content satisfactory to Interchange, with each holder of an outstanding Franklin Stock Option evidencing and acknowledging termination of Franklin Stock Option Plans and cancellation of all unexercised Franklin Stock Options held by such option holder as of immediately prior to the Effective Date, providing for payment of all unexercised Franklin Stock Options in the manner set forth in Section 1.08, agreeing that no Franklin Stock Option shall be exercised on or after the Determination Date, and releasing Franklin and its board of directors, agents, attorneys, stockholders, successors and assigns (including Interchange, Interchange Bank, their respective boards of directors, agents, attorneys and stockholders) from any and all obligations to such holder under any grant agreement regarding Franklin Stock Options.
      5.22     Voting Agreement. Simultaneously with the execution of this Agreement, Franklin and each of the directors of Franklin shall execute and deliver to Interchange the Voting Agreement and Irrevocable Proxy in the form of Exhibit B attached hereto, and Franklin acknowledges that pursuant to such agreement the directors of Franklin have agreed that they will vote the shares of Franklin Stock owned by them in favor of this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, subject to required regulatory approvals.
      5.23     Director Support Agreements. Simultaneously with the execution of this Agreement, each of the persons identified on Exhibit D shall enter into a Director Support Agreement with Interchange to be effective on the Effective Date (each a “Director Support Agreement”). The form of the Director Support Agreement is attached as Exhibit E hereto.
      5.24     Consulting Agreements. Simultaneously with the execution of this Agreement, each of Salvatore Cocco, Jr., James M. Piro, Frank Pomaco and Daniel J. Geltrude shall enter into a Consulting Agreement with Interchange to be effective on the Effective Date, providing for, among other things, the terms pursuant to which such individual shall serve on the Essex County Advisory Board. The form of the Consulting Agreement is attached as Exhibit F hereto.
      5.25     Accruals and Reserves. Notwithstanding that Franklin believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable laws, rules and regulations, Franklin shall establish such additional accruals and reserves as may be necessary (i) to comply with GAAP, (ii) to conform Franklin’s accounting and credit loss reserve practices and methods to those of Interchange, consistent with Interchange’s plans with respect to the conduct of Franklin’s business following the Merger, provided that such additional accruals and reserves are in accordance with GAAP and (iii) to the extent permitted by GAAP, to provide for the costs and expenses relating to the consummation by Franklin of the Merger and the other transactions contemplated by this Agreement; provided, however, that Franklin shall not be required to take such action more than five days prior to the Effective Date, unless Interchange agrees in writing that, to its Knowledge, all conditions to Interchange’s obligations hereunder have been satisfied or waived as of that date (other than those conditions relating to delivery of documents on the Closing Date) and Franklin has certified in writing to Interchange that all of the conditions set forth in Article VIII (other than those conditions set forth in Section 8.06, 8.11, 8.12 and 8.16) have been satisfied or waived in accordance with their terms and that to Franklin’s Knowledge, no impediment exists to Interchange’s obligation to consummate the transactions contemplated by this Agreement; and provided further, however, that nothing in this Section 5.25 shall preclude Interchange from exercising its rights under Section 9.02 hereof after the date Interchange delivers the writing contemplated by this Section 5.25 to Franklin as a result of events preceding such date of which Interchange gains Knowledge after such date or subsequent events. No accrual or reserve made by Franklin pursuant to this Section 5.25 or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred nor shall any charge, expense or reserve taken hereunder be utilized in calculating Franklin’s Minimum Shareholders’ Equity pursuant to Sections 2.02(E) or 8.14 hereof, unless such accrual or reserve made by Franklin pursuant to this Section 5.25 is required in order for Franklin to be in compliance with GAAP in which case the preceding clause shall be inapplicable.
      5.26     280G Payments. Franklin shall amend (as described herein) any agreement(s) or understanding(s) providing for the payment, grant of any right or provision of any benefit to an employee of Franklin as a result of or in connection with the Merger (including, without limitation, any payment in connection with a change in control agreement or in consideration of cancellation of outstanding Franklin Stock Options) which would cause the limitations of Section 280G of the Code with respect to tax deductibility to be exceeded (“Excess 280G Agreements”). The amendment to any such Excess 280G Agreements shall provide for a reduction in the aggregate amount of all payments under such Excess 280G Agreements with respect to any individual employee to a level that will not exceed the limitations of Section 280G of the Code with respect to tax deductibility.
      5.27     Dividends. Franklin shall not declare, set aside or pay any dividend in respect of Franklin Stock or make any other distribution to shareholders (including, without limitation, any stock dividend, dividends in kind or other distribution), whether in cash, stock or other property, after the date of this Agreement.
      5.28     Disclosure Schedules. At least ten (10) days prior to the Closing, Franklin agrees to provide Interchange with supplemental disclosure Schedules to be delivered by Franklin pursuant to this Agreement reflecting any material changes thereto between the date of this Agreement and the Closing Date. Delivery of such supplemental disclosure Schedules shall not cure a breach or modify a representation or warranty of this Agreement.
      5.29     Transition; Sarbanes-Oxley Compliance.
      A. The senior officers of Franklin agree to meet with senior officers of Interchange and Interchange Bank on a reasonably regular basis to review the financial and operational affairs of Franklin, and to the extent permitted by applicable law, Franklin agrees to give due consideration to Interchange’s input on such matters, consistent with this Section 5.29, with the understanding that Interchange shall in no event be permitted to exercise control of Franklin prior to the Closing Date and, except as specifically provided under this Agreement, Franklin shall have no obligation to act in accordance with Interchange’s input. Commencing following the date hereof and to the extent permitted by applicable law, Interchange and Franklin shall use their reasonable best efforts to facilitate the integration of Franklin with the businesses of Interchange and Interchange Bank and their respective affiliates to be effective as of the Closing Date; provided, however, that in no event shall Interchange or its affiliates be entitled to control Franklin prior to the Closing Date. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of Franklin in the ordinary course of business, Franklin’s employees and officers shall use their reasonable best efforts to provide support, including support from Franklin’s outside contractors, and to assist Interchange in performing all tasks, including, without limitation, equipment installation, reasonably required to result in a successful integration at the Closing. Interchange shall provide such assistance of its personnel as Franklin shall request to permit Franklin to comply with their obligations under this Section 5.29(A).
      B. From and after the date hereof, Franklin shall use its reasonable best efforts, and shall use its reasonable best efforts to cause its agents to, permit Interchange to take all reasonable actions that Interchange deems necessary or appropriate, and to cooperate and to use its reasonable best efforts to cause its agents to cooperate in the taking of such actions, to enable Interchange, following the Closing, to satisfy the applicable obligations under Sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOA”) and the other requirements of the SOA with respect to Franklin, including establishing and maintaining adequate disclosure controls and procedures and internal controls over financial reporting as such terms are defined in the SOA. All out-of-pocket costs and expenses incurred by the Franklin in complying with this Section 5.29(B) shall be reimbursed by Interchange as such costs and expenses are incurred upon submission to Interchange of appropriate documentation of same. Interchange shall provide such assistance of its personnel as Franklin shall request to permit Franklin to comply with their obligations under this Section 5.29(B).
ARTICLE VI
COVENANTS OF INTERCHANGE
      Interchange hereby make the covenants set forth in this ARTICLE VI to Franklin as follows:
      6.01     Best Efforts. Subject to Section 8.04, Interchange shall use its best efforts to perform and fulfill all conditions and obligations on its part to be performed or fulfilled under this Agreement and to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.
      6.02     Merger Agreement. Interchange shall, and shall cause Interchange Bank to, enter into the Merger Agreement, the form of which is attached hereto as Exhibit A, and Interchange shall perform, and shall cause Interchange Bank to perform, all of their respective obligations thereunder.
      6.03     Regulatory Approvals and Registration Statement.
      A. Interchange, with the cooperation of Franklin, shall promptly file or cause to be filed applications for all regulatory approvals required to be obtained by Interchange in connection with this Agreement and the transactions contemplated hereby, including but not limited to the necessary applications for the prior approval of the Merger by the Federal Reserve, the Department and the FDIC. Interchange shall use its best efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time.
      B. Interchange shall reserve and make available for issuance in connection with the Merger and in accordance with the terms of this Agreement, the Interchange Stock for the merger consideration provided for herein and shall, with the cooperation of Franklin, file with the S.E.C. the Registration Statement, which Registration Statement will contain the Proxy Statement/ Prospectus, and Interchange shall use its best efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the shareholders of Franklin at the time of Franklin Meeting and on the Effective Date, the Proxy Statement/ Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.
      C. Interchange shall timely file all documents required to obtain all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, shall pay all expenses incident thereto and shall use its best efforts to obtain such permits and approvals on a timely basis.
      D. Interchange shall promptly and properly prepare and file (i) any application required to list on Nasdaq the shares of Interchange Stock to be issued pursuant to the Merger, and (ii) any filings required under the Exchange Act, relating to the Merger and the transactions contemplated herein.
      E. Interchange shall keep Franklin reasonably informed as to the status of such applications and filings, and Interchange shall promptly furnish Franklin and its counsel with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested.
      F. Interchange shall not take any action at any time after the Effective Date which would cause the Merger not to qualify as a reorganization within the meaning of Section 368 of the Code.
      6.04     Information for Applications and Statements. Interchange shall promptly, but in no event later than ten (10) business days, except where, with reasonable diligence, such information cannot be procured within ten (10) business days, following receipt of a written request by Franklin, furnish to Franklin all information, data and documents concerning Interchange, including, but not limited to, financial statements, required for inclusion in any application or statement to be made by Franklin to, or filed by Franklin with, any governmental body in connection with the transactions contemplated by this Agreement, or in connection with any other transactions during the pendency of this Agreement, and Interchange represents and warrants that all information so furnished for such statements and applications shall be true and correct in all material respects and shall not omit any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they were made, not misleading. Interchange shall otherwise fully cooperate with Franklin in the filing of any applications or other documents necessary to consummate the transactions contemplated by this Agreement.
      6.05     Prohibited Acts of Interchange. Prior to the Closing, Interchange and, as applicable, the Interchange Subsidiaries shall not, without the prior written consent of Franklin;

A. Take any action that would reasonably be anticipated to result in a Material Adverse Effect with respect to Interchange;

B. Take or fail to take any action that would cause or permit the representations and warranties made in ARTICLE IV hereof to be inaccurate at the time of the Closing or preclude Interchange from making such representations and warranties at the time of the Closing;

C. Make any, or acquiesce with any, change in any accounting methods, principles or material practices, except as required by changes in GAAP or RAP as concurred in by Interchange’s independent auditors.
      6.06     Untrue Representations. Interchange shall promptly notify Franklin in writing if Interchange becomes aware of any fact or condition that makes untrue, or shows to have been untrue, any schedule or any other information furnished to Franklin or any representation or warranty made in or pursuant to this Agreement or that results in Interchange’s failure to comply with any covenant, condition or agreement contained in this Agreement.

      6.07     Litigation and Claims. Interchange shall promptly notify Franklin of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Knowledge of Interchange, threatened against Interchange that questions or might question the validity of this Agreement or the agreements contemplated hereby, or any actions taken or to be taken by Interchange pursuant hereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.
      6.08     Consents and Approvals. Interchange shall use its best efforts to obtain all consents and approvals from third parties necessary to consummate the transactions contemplated by this Agreement at the earliest practicable time.
      6.09     Employee Matters. Interchange shall, with respect to each employee of Franklin at the Effective Time who continues in employment with Interchange or its Subsidiaries (each a “Continued Employee”), provide the benefits described in this 6.09. Subject to the right of subsequent amendment, modification or termination in the sole discretion of Interchange, each Continued Employee shall be entitled, as an employee of Interchange or its Subsidiaries, to participate in the employee benefit plans of Interchange as set forth in Schedule 6.09 hereto in effect as of the date of this Agreement, if such Continued Employee shall be eligible and, if required, selected for participation therein under the terms thereof. All such participation shall be subject to such terms of such plans as may be in effect from time to time and this 6.09 is not intended to give any Continued Employee any rights or privileges superior to those of other similarly situated employees of Interchange or its Subsidiaries. The provisions of this Section 6.09 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, Interchange shall, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which a Continued Employee may participate (excluding the Interchange Bank non-contributory defined benefit pension plan), credit each Continued Employee with his or her term of service with Franklin.
      6.10     Disclosure Schedules. At least ten (10) days prior to the Closing, Interchange agrees to provide Franklin with supplemental disclosure Schedules to be delivered by Interchange pursuant to this Agreement reflecting any material changes thereto between the date of this Agreement and the Closing Date. Delivery of such supplemental disclosure Schedules shall not cure a breach or modify a representation or warranty of this Agreement.
      6.11     Indemnification, Exculpation and Insurance.
      A. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date now existing in favor of the current or former directors or officers of Franklin as provided in its Certificate of Incorporation or Bylaws (or comparable organizational documents) and any existing indemnification agreements or arrangements of Franklin shall survive the Closing Date and shall be assumed by Interchange Bank in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six years after the Closing Date in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Closing Date.
      B. For four years after the Closing Date, Interchange Bank shall maintain in effect Franklin’s current directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Closing Date with respect to those persons who are currently covered by Franklin’s directors’ and officers’ liability insurance policy on terms with respect to such coverage and amount no less favorable to Franklin’s directors and officers currently covered by such insurance than those of such policy in effect on the date hereof; provided, however, that Interchange may substitute therefor policies of Interchange or its Subsidiaries (including self insurance) containing terms with respect to coverage and amount no less favorable to such directors or officers.
      C. After the Closing Date, if Interchange Bank or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers all or substantially all of its assets to any other entity, then and in each case, but only to the extent not effected by operation of law, Interchange Bank shall use its reasonable best efforts to cause proper provision to be made so that the successors and assigns of Interchange Bank will assume the obligations set forth in this Section 6.11. The provisions of this Section 6.11 shall survive the Closing Date.

      6.12     Payment of Retention Bonuses. At the Effective Date, and provided that each proposed recipient remains an employee of Franklin from the date hereof through the date after the Effective Date when that person’s job function has been converted or transitioned, Interchange shall pay to each individual employee listed on Schedule 6.12 hereof the bonus compensation provided for such employee on such schedule.
      6.13     Employee Severance. Any employee of Franklin (other than an employee who is an executive officer and who is the subject of an employment agreement) as of the date hereof whose employment is terminated or substantially adversely modified by Interchange and/or its Subsidiaries within one year after the Effective Date (unless such termination or substantial adverse modification of employment is for cause (as defined in Schedule 6.13)) shall be entitled to a severance payment (the “Severance Payment”) from Interchange or its Subsidiary in accordance with the formula set forth in Schedule 6.13.
ARTICLE VII
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF FRANKLIN
      All obligations of Franklin under this Agreement are subject to the fulfillment (or, if legally permissible, waiver by Franklin), prior to or at the Closing, of each of the following conditions:
      7.01     Representations and Warranties. All representations and warranties made by Interchange in this Agreement or in any document or schedule delivered to Franklin in connection with this Agreement shall have been true and correct when made and shall be true and correct as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties shall be true and correct as of such earlier date).
      7.02     Performance of Interchange Obligations. Interchange shall have, or shall have caused to be, performed or observed all agreements, terms, covenants and conditions required by this Agreement to be performed or observed by Interchange at or prior to the Closing.
      7.03     Shareholder Approvals. The holders of at least the minimum required percentage of Franklin Stock entitled to vote on this Agreement, the Merger Agreement and the Merger shall have approved this Agreement, the Merger Agreement and the Merger.
      7.04     Government and Other Approvals. Interchange and Franklin shall have received approvals, acquiescence or consents, from all necessary governmental agencies and authorities and other third parties, including, but not limited to, the S.E.C., the FDIC and the Department, such approvals shall not contain any commitments, conditions or understandings, whether contained in an approval letter or otherwise, which, in the reasonable determination of Interchange, materially impair the value of Franklin, taken as a whole, to Interchange or which alters the economics of the transaction contemplated by this Agreement, including without limitation, the Merger, and all applicable waiting periods shall have expired, and Interchange and Franklin shall have received the approvals and consents of all third parties required to consummate this Agreement and any other agreement contemplated hereby, including but not limited to, the Merger Agreement, and the transactions contemplated hereby and thereby. Such approvals and the transactions contemplated hereby shall not have been contested or threatened to be contested by any federal or state governmental authority or by any other third party by formal proceedings. It is understood that, if such contest is brought by formal proceedings, Interchange may, but shall not be obligated to, answer and defend such contest or otherwise pursue this transaction over such objection.
      7.05     No Litigation. No action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to this Agreement, the Merger Agreement, the Merger, or the transactions contemplated hereby or thereby by any federal, state or foreign government or governmental authority or by any court, domestic or foreign, including the entry of a preliminary or permanent injunction, that would (i) make this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby illegal, invalid or unenforceable, (ii) require the divestiture of a material portion of the assets of Franklin or any of its Subsidiaries, (iii) impose material limits on the ability of any party to this Agreement to consummate the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby, (iv) otherwise result in a Material Adverse Effect of Interchange, or (v) if this Agreement, or any other agreement contemplated hereby including, but not limited to, the Merger Agreement, or the transactions contemplated hereby or thereby are consummated, subject Interchange or subject any officer, director, shareholder or employee of Franklin to criminal or civil liability. No action or proceeding before any court or governmental authority, domestic or foreign, by any government or governmental authority or by any other Person, domestic or foreign, shall be threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (i) through (v) above.
      7.06     Delivery of Closing Documents. Franklin shall have received all documents required to be received from Interchange on or prior to the Closing Date as set forth in Section 2.03 hereof, all in form and substance reasonably satisfactory to Franklin.
      7.07     Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or proceedings for purpose pending before or threatened by the S.E.C. All state securities permits or approvals required by applicable state securities laws to consummate the transactions contemplated by this Agreement and the Merger Agreement shall have been received and remain in effect.
      7.08     Nasdaq Listing. The shares of Interchange Stock to be issued in the Merger shall have been approved for listing on the Nasdaq.
      7.09     No Material Adverse Effect. There shall have been no Material Adverse Effect with respect to Interchange since December 31, 2004.
      7.10     Tax Opinion. Franklin shall have received the opinion of Jenkens & Gilchrist, a Professional Corporation, to the effect that the Merger should be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Interchange, Interchange Bank and the Bank will each be a party to such reorganization within the meaning of Section 368(b) of the Code.
ARTICLE VIII
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF INTERCHANGE
      All obligations of Interchange under this Agreement are subject to the fulfillment (or, if legally permissible, waiver by Interchange), prior to or at the Closing, of each of the following conditions:
      8.01     Representations and Warranties. All representations and warranties made by Franklin in this Agreement or in any schedule delivered to Interchange pursuant hereto shall have been true and correct when made and shall be true and correct as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, except with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties shall be true as of such earlier date).
      8.02     Performance of Franklin Obligations. Franklin shall have performed or complied with all agreements, terms, covenants and conditions required by this Agreement to be performed or complied with by Franklin prior to or at the Closing.
      8.03     Shareholder Approvals. The holders of at least the minimum required percentage of Franklin Stock entitled to vote on the Agreement, the Merger Agreement and the Merger shall have approved this Agreement, the Merger Agreement and the Merger.
      8.04     Government and Other Approvals. Interchange, Interchange Bank and Franklin shall have received approvals, acquiescence or consents from all necessary governmental agencies and authorities and other third parties, including, but not limited to, the S.E.C., the Federal Reserve, the FDIC and the Department, such approvals shall not contain any commitments, conditions or understandings, whether contained in an approval letter or otherwise, which, in the reasonable determination of Interchange, materially impair the value of Franklin, taken as a whole, to Interchange or which alters the economics of the transactions contemplated by this Agreement, including without limitation, the Merger, and all applicable waiting periods shall have expired, and Interchange and Franklin shall have received the approvals and consents of all third parties required to consummate this Agreement and any other agreement contemplated hereby, including but not limited to, the Merger Agreement, and the transactions contemplated hereby and thereby. Such approvals and the transactions contemplated hereby shall not have been contested or threatened to be contested by any federal or state governmental authority or by any other third party by formal proceedings. It is understood that, if such contest is brought by formal proceedings, Interchange may, but shall not be obligated to, answer and defend such contest or otherwise pursue this transaction over such objection.
      8.05     No Litigation. No action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to this Agreement, the Merger Agreement, the Merger, or the transactions contemplated hereby or thereby by any federal, state or foreign government or governmental authority or by any court, domestic or foreign, including the entry of a preliminary or permanent injunction, that would (i) make this Agreement or any other agreement contemplated hereby, including but not limited to the Merger Agreement, or the transactions contemplated hereby or thereby illegal, invalid or unenforceable, (ii) require the divestiture of a material portion of the assets Interchange or any of its Subsidiaries, (iii) impose material limits on the ability of any party to this Agreement to consummate the Agreement or any other agreement contemplated hereby, including, but not limited to, the Merger Agreement, or the transactions contemplated hereby or thereby, (iv) otherwise result in a Material Adverse Effect of Franklin, or (v) if this Agreement or any other agreement contemplated hereby, including, but not limited to, the Merger Agreement, or the transactions contemplated hereby or thereby are consummated, subject Interchange or subject any officer, director, shareholder or employee of Interchange to criminal or civil liability. No action or proceeding before any court or governmental authority, domestic or foreign, by any government or governmental authority or by any other Person, domestic or foreign, shall be threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (i) through (v) above.
      8.06     Delivery of Closing Documents. Interchange shall have received all documents required to be received from Franklin on or prior to the Closing Date as set forth in Section 2.02 hereof, all in form and substance reasonably satisfactory to Interchange.
      8.07     Receipt of Shareholder Letters. Interchange shall have received from Franklin the signed Shareholder Letters, in the form attached hereto as Exhibit C, of each person who may reasonably be deemed an “affiliate” of Franklin within the meaning of such term as used in Rule 145 under the Securities Act.
      8.08     Director Support Agreements. Interchange shall have received signed Director Support Agreements from those persons identified on Exhibit D attached hereto, and in substantially the form attached hereto as Exhibit E.
      8.09     Consulting Agreements. Interchange shall have received signed Consulting Agreements from each of Salvatore Cocco, Jr., James M. Piro, Frank Pomaco and Daniel J. Geltrude in substantially the form attached hereto as Exhibit F.
      8.10     Dissenting Shareholders. Holders of not more than ten percent (10%) of the issued and outstanding shares of Franklin Stock shall have demanded or be entitled to demand payment of the fair value of their shares as dissenting shareholders under applicable provisions of the NJBA.
      8.11     Registration Statement. The Registration Statement, including any amendments or supplements thereto, shall be effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect or proceedings for purpose pending before or threatened by the S.E.C. All state securities permits or approvals required by applicable state securities laws to consummate the transactions contemplated by this Agreement and the Merger Agreement shall have been received and remain in effect.

      8.12     Nasdaq Listing. The shares of Interchange Stock to be issued in the Merger shall have been approved for listing on the Nasdaq.
      8.13     No Material Adverse Effect. There shall have been no Material Adverse Effect in Franklin since December 31, 2004.
      8.14     Minimum Shareholders’ Equity of Franklin. The tangible shareholders’ equity, as calculated in accordance with GAAP (except as otherwise required by RAP), of Franklin as of the Effective Date shall be equal to at the Minimum Shareholders’ Equity.
      8.15     Termination and/or Integration of Employee Plans. Interchange shall have received evidence reasonably satisfactory to Interchange that, as of the Effective Time, all Employee Plans (other than such plans Interchange elects not to terminate) have been terminated and/or properly positioned to be integrated into the existing plans of Interchange or one of its Subsidiaries in accordance with the terms of such Employee Plans, the Code, ERISA and all other applicable laws and regulations on a basis satisfactory to Interchange in its sole discretion and that, to the extent Interchange deems necessary or appropriate, affected participants have been notified of such terminations and/or integrations. Franklin shall have adopted all resolutions and plan amendments as are required by Interchange to satisfy the obligations contemplated by this Section 8.15.
      8.16     Tax Opinion. Interchange shall have received the opinion of Jenkens & Gilchrist, a Professional Corporation, to the effect that the Merger should be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Interchange, Interchange Bank and the Bank will each be a party to such reorganization within the meaning of Section 368(b) of the Code.
      8.17     Opinion. Interchange shall have received the opinion, dated as of the Closing Date, of Windels Marx Lane & Mittendorf, counsel to Franklin, substantially in the form attached hereto as Exhibit I.
      8.18     Option Termination Agreements. Franklin shall have (i) entered into agreements with each holder of an outstanding Franklin Stock Option as described in Section 5.21 of this Agreement or (ii) terminated the outstanding Franklin Stock Options as of the close of business on the Determination Date.
ARTICLE IX
TERMINATION AND ABANDONMENT
      9.01     Expenses. Each of the parties hereto shall bear its respective costs and expenses incurred in connection with the consummation of the transactions contemplated by this Agreement; provided, however, in the event that:

A. this Agreement is terminated by Interchange because this Agreement and the Merger Agreement are not approved by the required vote of shareholders at Franklin Meeting, Franklin shall pay to Interchange, within ten (10) business days after such termination, a termination fee of $200,000; provided, however, that no termination fee shall be due and payable under this Section 9.01(A) if (i) the Franklin board of directors submits this Agreement and the Merger Agreement to the Franklin shareholders with a recommendation for approval and without material and adverse conditions on such recommendation or approval and (ii) Franklin is in full compliance with its obligations under this Agreement (other than those conditions relating to delivery of documents on the Closing Date);

B. this Agreement is terminated by Franklin because of a Franklin Third Party Transaction (as defined in Section 9.02(J) herein), Franklin shall pay to Interchange within ten (10) business days after such termination a termination fee of $1,000,000 and no payment will be due under Section 9.01(A); or

C. this Agreement is terminated by Franklin because Interchange shall have entered into an agreement to effect an Interchange Third Party Transaction (as defined in Section 9.02(K) herein); prior to the Closing, Interchange shall pay to Franklin, within ten (10) business days after such termination, a termination fee of $1,000,000 and no payment will be due under Section 9.01(A).

The parties hereto acknowledge that the agreements contained in this 9.01 are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, neither Interchange nor Franklin would enter into this Agreement.
      9.02     Right of Termination. Subject to any payments as provided in 9.01, this Agreement and the transactions contemplated hereby may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of Franklin as follows, and in no other manner:

A. By mutual written agreement of Franklin and Interchange, duly authorized by their respective boards of directors.

B. By either Franklin or Interchange (provided that the terminating party is not in breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such parties’ obligations to close specified in ARTICLE VII and ARTICLE VIII, respectively, shall not have been satisfied on or before March 31, 2006, or such later date as may be mutually agreed to by Interchange and Franklin.

C. By either Franklin or Interchange if (i) any of the transactions contemplated by this Agreement or any other agreement contemplated hereby, are disapproved by any regulatory authority whose approval is required to consummate such transactions, or (ii) any court of competent jurisdiction in the United States or other United States (federal or state) governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby and such order, decree, ruling or other action shall have been final and nonappealable.

D. By Interchange if any application for regulatory or governmental approval necessary to consummate the Merger and the other transactions contemplated hereby shall have been denied or withdrawn at the request or recommendation of the applicable Regulatory Agency or Governmental Entity or if any such application is approved with commitments, conditions or understandings, whether contained in an approval letter or otherwise, which, in the reasonable determination of Interchange, materially impairs the value of Franklin, taken as a whole, to Interchange or which alters the economics of the transactions contemplated by this Agreement, including without limitation, the Merger.

E. By Interchange if there shall have been any Material Adverse Effect with respect to Franklin.

F. By Franklin if there shall have been any Material Adverse Effect with respect to Interchange.

G. By Interchange, if Franklin shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement or any other agreement contemplated hereby, and such failure shall not have been cured within a period of thirty (30) calendar days after written notice from Interchange.

H. By Franklin, if Interchange shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, and such failure shall not have been cured within a period of thirty (30) calendar days after notice from Franklin.

I. By Interchange or Franklin, if this Agreement, the Merger Agreement and the Merger are not approved by the required vote of shareholders of Franklin.

J. By Franklin, by written notice to Interchange, if (i) a proposal for a Franklin Third Party Transaction (as defined below) involving Franklin has been made or received and the Board of Directors of Franklin determines, in the exercise of its good faith judgment (based on written advice of legal counsel) that such termination is required in order for Franklin’s Board of Directors to comply with its fiduciary duties to Franklin’s shareholders, (ii) following receipt by Franklin of a proposal for a Franklin Third Party Transaction, the Board of Directors of Franklin shall have altered its determination to recommend that the shareholders of Franklin approve this Agreement, the Merger Agreement and/or the Merger or shall have failed to proceed to hold Franklin Meeting to approve this Agreement, the Merger Agreement and/or the Merger, in either case of which Franklin shall give Interchange prompt written notice of its election to terminate this Agreement pursuant to this Section 9.02(J). For purposes of this Section 9.02(J), a “Franklin Third Party Transaction” shall include (i) any successful tender offer for more than 50% of the outstanding shares of Franklin, (ii) any merger or consolidation of Franklin with or into any entity other than Interchange or an affiliate of Interchange, (iii) any sale of all or substantially all of the assets of Franklin, (iv) any reorganization of Franklin or other transaction that results or when completed would result in a disposition of substantially all of the assets of Franklin, or (v) the issuance, sale or disposition of securities representing 50% or more of the common stock of Franklin;

K. By Franklin, by written notice to Interchange, if a proposal for an Interchange Third Party Transaction (as defined below) involving Interchange has been made or received and the Board of Directors of Franklin determines, in the exercise of its good faith judgment and based upon the advice of its financial advisor that such termination is in the best interests of Franklin’s shareholders. Franklin shall give Interchange prompt written notice of its election to terminate this Agreement pursuant to this Section 9.02(K). For purposes of this Section 9.02(K), an “Interchange Third Party Transaction” shall include (i) any successful tender offer for more than 50% of the outstanding shares of Interchange or Interchange Bank, (ii) any merger or consolidation of Interchange or Interchange Bank with or into any entity other than Franklin or an affiliate of Franklin, (iii) any sale of all or substantially all of the assets of Interchange or Interchange Bank, (iv) any reorganization of Interchange or other transaction that results or when completed would result in a disposition of substantially all of the assets of Interchange or Interchange Bank, or (v) the issuance, sale or disposition of securities representing 50% or more of the common stock of Interchange or Interchange Bank;

L. By Franklin, if on the Determination Date the following two conditions are satisfied: (i) the Average Closing Price shall be less than the product of (a) 0.85 and (b) the Starting Price; and (ii) the quotient obtained by dividing (a) the Average Closing Price by (b) the Starting Price shall be at least 0.15 less than the quotient obtained by dividing (c) the Index Price on the Determination Date by (d) the Index Price on the Starting Date, provided, however, that if Franklin elects to exercise its right of termination pursuant to this Section 9.02(L), it shall give written notice to Interchange on the fourth (4th) business day prior to the Closing Date. Not later than the second (2nd) business day prior to the Closing Date, Interchange shall increase the consideration to be exchanged for each share of Franklin Stock pursuant to Section 1.06 of this Agreement, by an amount of cash equal to the product of (i) the Exchange Ratio, as adjusted by Section 1.06(C)(i), if applicable, and (ii) the difference between (a) the product of 0.85 and the Starting Price and (b) the Average Closing Price (the “Per Share Additional Consideration”). If Interchange elects to exercise this option, it shall give prompt written notice to Franklin of such election and the Per Share Additional Consideration, whereupon no termination shall have occurred pursuant to this Section 9.02(L) and this Agreement shall remain in effect in accordance with its terms (except as the merger consideration provided for herein shall have been modified hereby); and

M. By Franklin, if on the Determination Date the Average Closing Price shall be less than the product of (a) 0.75 and (b) the Starting Price.

      9.03     Notice of Termination. The power of termination provided for by 9.02 hereof may be exercised only by a notice given in writing, as provided in 12.06 of this Agreement.
      9.04     Effect of Termination. Without limiting any other relief to which either party hereto may be entitled for breach of this Agreement, in the event of termination of this Agreement pursuant to this ARTICLE IX, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except (i) for liability of Franklin or Interchange, as applicable, pursuant to 9.01 hereof, (ii) that ARTICLE X, ARTICLE XI, 9.04 and 12.02 shall survive any termination of the Agreement, and (iii) notwithstanding anything to the contrary herein, termination will not relieve a breaching party from liability for any willful or material breach of any provision of this Agreement.

ARTICLE X
CONFIDENTIAL INFORMATION
      10.01     Definition of “Recipient,” “Disclosing Party” and “Representative”. For purposes of this ARTICLE X, the term “Recipient” shall mean the party receiving the Subject Information (as such term is defined in 10.02 hereof) and the term “Disclosing Party” shall mean the party furnishing the Subject Information. The terms “Recipient” or “Disclosing Party,” as used herein, include: (i) all Persons related to or affiliated in any way with the Recipient or the Disclosing Party, as the case may be, and (ii) any Person controlling, controlled by or under common control with the Recipient or the Disclosing Party, as the case may be. The term “Representative” as used herein, shall include all directors, officers, shareholders, employees, representatives, advisors, attorneys, accountants and agents of any of the foregoing. The term “Person” as used in this Article X shall be broadly interpreted to include, without limitation, any corporation, company, group, partnership, governmental agency or individual.
      10.02     Definition of “Subject Information”. For purposes of this ARTICLE X, the term “Subject Information” shall mean all information furnished to the Recipient or its Representatives (whether prepared by the Disclosing Party, its Representatives or otherwise and whether or not identified as being non public, confidential or proprietary) by or on behalf of the Disclosing Party or its Representatives relating to or involving the business, operations or affairs of the Disclosing Party or otherwise in possession of the Disclosing Party. The term “Subject Information” shall not include information that (i) was already in the Recipient’s possession at the time it was first furnished to Recipient by or on behalf of Disclosing Party, provided that such information is not known by the Recipient to be subject to another confidentiality agreement with or other obligation of secrecy to the Disclosing Party, its Subsidiaries or another party, or (ii) becomes generally available to the public other than as a result of a disclosure by the Recipient or its Representatives, or (iii) becomes available to the Recipient on a non-confidential basis from a source other than the Disclosing Party, its Representative or otherwise, provided that such source is not known by the Recipient to be bound by a confidentiality agreement with or other obligation of secrecy to the Disclosing Party, its Representative or another party.
      10.03     Confidentiality. Each Recipient hereby agrees that the Subject Information will be used solely for the purpose of reviewing and evaluating the transactions contemplated by this Agreement and any other agreement contemplated hereby, and that the Subject Information will be kept confidential by the Recipient and the Recipient’s Representatives; provided, however, that (i) any of such Subject Information may be disclosed to the Recipient’s Representatives (including, but not limited to, the Recipient’s accountants, attorneys and investment bankers) who need to know such information for the purpose of evaluating any such possible transaction between the Disclosing Party and the Recipient (it being understood that such Representatives shall be informed by the Recipient of the confidential nature of such information and that the Recipient shall direct and cause such persons to treat such information confidentially); (ii) any of such Subject Information may be disclosed by a Recipient who has been ordered by a court to do so or is required by law to do so; and (iii) any disclosure of such Subject Information may be made to which the Disclosing Party consents in writing prior to any such disclosure by Recipient.
      10.04     Securities Law Concerns. Each Recipient hereby acknowledges that the Recipient is aware, and the Recipient will advise the Recipient’s Representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws prohibit any Person who has received material, non-public information from an issuer of securities from purchasing or selling securities of such issuer or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities.
      10.05     Return of Subject Information. In the event of termination of this Agreement, for any reason, the Recipient shall promptly return to the Disclosing Party all written material containing or reflecting any of the Subject Information other than information contained in any application, notice or other document filed with any governmental agency and not returned to the Recipient by such governmental agency. In making any such filing, the Recipient will request confidential treatment of such Subject Information included in any application, notice or other document filed with any governmental agency.

      10.06     Specific Performance/ Injunctive Relief. Each Recipient acknowledges that the Subject Information constitutes valuable, special and unique property of the Disclosing Party critical to its business and that any breach of ARTICLE X of this Agreement by it will give rise to irreparable injury to the Disclosing Party that is not compensable in damages. Accordingly, each Recipient agrees that the Disclosing Party shall be entitled to obtain specific performance and/or injunctive relief against the breach or threatened breach of Article X of this Agreement by the Recipient or its Representatives. Each Recipient further agrees to waive, and use its reasonable efforts to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedies. Such remedies shall not be deemed the exclusive remedies for a breach of ARTICLE X of this Agreement, but shall be in addition to all other remedies available at law or in equity to the Disclosing Party.
ARTICLE XI
NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ADDITIONAL REMEDIES
      11.01     Non-Survival of Representations and Warranties. The parties hereto agree that none of their respective representations, warranties, covenants and agreements contained in this Agreement or any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply after the Effective Time.
      11.02     Additional Remedies. Nothing contained in this ARTICLE XI shall limit or otherwise affect the remedies available to Interchange, or its officers, directors or agents with respect to any claim or cause of action arising out of the willful misconduct, fraud or gross negligence of Franklin or any shareholder, employee or agent of Franklin. Nothing contained in this ARTICLE XI shall limit or otherwise affect the remedies available to Franklin, or its officers, directors, shareholders or agents with respect to any claim or cause of action arising out of the willful misconduct, fraud or gross negligence of Interchange or any shareholder, employee or agent of Interchange.
ARTICLE XII
MISCELLANEOUS
      12.01     Brokerage Fees and Commissions.
      A. Interchange hereby represents to Franklin that, except as set forth on Schedule 12.01A, no agent, representative or broker has represented Interchange in connection with the transactions described in this Agreement. Franklin shall have no responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of Interchange, and Interchange hereby agrees to indemnify and hold Franklin harmless for any amounts owed to any agent, representative or broker of Interchange.
      B. Franklin hereby represents to Interchange that, except as set forth on Schedule 12.01B, no agent, representative or broker has represented Franklin, its directors and officers, or, to the Knowledge of Franklin, any of the shareholders of Franklin in connection with the transactions described in this Agreement. Interchange shall have no responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of Franklin or any shareholder of Franklin, and Franklin agrees to indemnify and hold Interchange harmless for any amounts owed to any agent, representative or broker of Franklin or any shareholder of Franklin.
      12.02     Expenses. Except as otherwise specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.
      12.03     Entire Agreement. This Agreement (including the documents and instruments referred to herein), and the other agreements, documents, schedules and instruments executed and delivered by the parties to each other at the Closing constitute the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement shall be binding unless hereafter or contemporaneously herewith made in writing and signed by the party to be bound, and no modification shall be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.
      12.04     Further Cooperation. The parties agree that they will, at any time and from time to time after the Closing, upon request by the other and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances as may be reasonably required in order to fully consummate the transactions contemplated hereby in accordance with this Agreement or to carry out and perform any undertaking made by the parties hereunder.
      12.05     Severability. If any term or other provision of this Agreement is held to be illegal, invalid or unenforceable by any present or future rule of law or public policy, then: (i) such term or provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (ii) the remaining conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (iii) there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.
      12.06     Notices. Any and all payments (other than payments at the Closing), notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date hereof by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by mail or (except in the case of payments) by telex or facsimile transmission, at the respective addresses or transmission numbers set forth below and shall be effective (i) in the case of personal delivery, telex or facsimile transmission, when received; (ii) in the case of mail, upon the earlier of actual receipt or three (3) business days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (iii) in the case of nationally-recognized overnight courier service, one (1) business day after delivery to such courier service together with all appropriate fees or charges and instructions for such overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:
      If to Franklin:

Franklin Bank
277 Franklin Avenue
Nutley, New Jersey 07632
Telecopy No: 973-667-3696

Attention:	Mr. Thomas Lupo

President and Chief Executive Officer
      with a copy to:

Windels Marx Lane & Mittendorf
120 Albany Street
New Brunswick, NJ 08901
Telecopy No: 732-846-8877

Attention:	Robert A. Schwartz

      If to Interchange:

Interchange Financial Services Corporation
Park 80 West/ Plaza Two
Saddle Brook, New Jersey 07663
Telecopy No: (201) 843-3945

Attention:	Mr. Anthony S. Abbate

President and Chief Executive Officer
      with a copy to:

Peter G. Weinstock, Esq.
Michael G. Keeley, Esq.
Jenkens & Gilchrist, a Professional Corporation
1445 Ross Avenue, Suite 3700
Dallas, Texas 75202-2799

Telecopy No:	(214) 855-4300
      12.07     Governing Law.
      A. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW JERSEY APPLYING TO CONTRACTS ENTERED INTO AND TO BE PERFORMED WITHIN THE STATE OF NEW JERSEY, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW.
      B. VENUE FOR ANY CAUSE OF ACTION ARISING FROM THIS AGREEMENT SHALL LIE IN A COURT OF COMPETENT JURISDICTION IN BERGEN COUNTY, NEW JERSEY.
      12.08     Multiple Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. A telecopy of facsimile transmission of a signed counterpart of this Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.
      12.09     Certain Definitions.
      A. “Affiliate” means, with respect to any Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person in question. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.
      B. “Environmental Laws” mean all federal, state and local laws, regulations, statutes, ordinances, codes, rules, decisions, orders or decrees relating or pertaining to the public health and safety or the environment, or otherwise governing the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, removal, discharge or disposal of Hazardous Materials, including, without limitation, (i) the Solid Waste Disposal Act, 42 U.S.C. 6901 et seq., as amended (“SWDA,” also known as “RCRA” for a subsequent amending act), (ii) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended (“CERCLA”), (iii) the Clean Water Act, 33 U.S.C. § 251 et seq., as amended (“CWA”), (iv) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended (“CAA”), (v) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended (“TSCA”), (vi) the Emergency Planning and Community Right to Know Act, 15 U.S.C. § 2601 et seq., as amended (“EPCRKA”), and (vii) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as amended.
      C. “Governmental Entity” means any court, administrative agency or commission or other governmental or regulatory authority or instrumentality.

      D. “Hazardous Material” means, without limitation, (i) any “hazardous wastes” as defined under RCRA, (ii) any “hazardous substances” as defined under CERCLA, (iii) any toxic pollutants as defined under CWA, (iv) any hazardous air pollutants as defined under CAA, (v) any hazardous chemicals as defined under TSCA, (vi) any hazardous substances or extremely hazardous substances as defined under EPCRKA, (vii) asbestos, (viii) polychlorinated biphenyls, (ix) underground storage tanks, whether empty, filled or partially filled with any substance, (x) any substance the presence of which on the property in question is prohibited under any Environmental Law, and (xi) any other substance which under any Environmental Law requires special handling or notification of or reporting to any federal, state or local governmental entity in its generation, use, handling, collection, treatment, storage, re-cycling, treatment, transportation, recovery, removal, discharge or disposal.
      E. “Investment Securities” means all securities held by Franklin and reflected as an asset of Franklin in accordance with GAAP (except as otherwise required by RAP).
      F. “Knowledge” means, with respect to a Person (including references to such Person being aware of a particular matter) the actual knowledge of the directors or executive officers of such Person, after reasonable inquiry.
      G. “Material Adverse Effect” means any effect that (i) is, or would reasonably be likely to be, material and adverse to the business, operations, financial condition or results of operations or prospects of Franklin or Interchange, as applicable, and their respective Subsidiaries taken as a whole, or (ii) does, or would reasonably likely to, prevent such party from consummating the Merger and the other transactions contemplated hereby.
      H. “Person” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited liability partnership, limited liability company, trust, business association, bank, savings association or group acting in concert.
      I. “Property” or “Properties” shall include all real property owned or leased, including, but not limited to, properties that have been foreclosed on as well as their respective premises and all improvements and fixtures thereon.
      J. “Regulatory Agency” means (i) any self-regulatory organization, (ii) the Federal Reserve, (iii) the Department, (iv) the FDIC, or (v) any other federal or state governmental or regulatory agency or authority having or claiming jurisdiction over a party to this Agreement or the transactions contemplated hereby.
      K. “Subsidiary” means, when used with reference to an entity, any corporation, partnership or limited liability company, twenty percent (20%) of the outstanding voting securities of which are owned directly or indirectly by such entity or any partnership, joint venture or other enterprise in which any entity has, directly or indirectly, any equity interest.
      12.10     Specific Performance. Each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to temporary and/or permanent injunction or injunctions to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.
      12.11     Attorneys’ Fees and Costs. In the event attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred therein.
      12.12     Interpretation. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender shall be deemed to include the other genders. Each use herein of the plural shall include the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors or assigns.
      12.13     No Third Party Beneficiaries. Except as provided for under Sections 6.11, 6.12 and 6.12, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
      12.14     Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by operation of law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
      12.15     Public Disclosure. Except as otherwise required by applicable law or regulation, neither Franklin nor Interchange shall, nor shall either permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed.
      12.16     Extension; Waiver. At any time prior to the Closing Date, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party in the manner provided in 12.06 hereof, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No party to this Agreement shall by any act (except by a written instrument given pursuant to 12.06 hereof) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising any right, power or privilege hereunder by any party hereto shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion shall not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder.
      12.17     Amendments. To the extent permitted by applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of this Agreement by the shareholders; provided, however, that after the approval of this Agreement by the shareholders, there shall not be, without the further approval of the shareholders, any amendment of this Agreement that decreases the consideration to be paid for Franklin Stock as set forth in 1.06 or that materially and adversely affects the rights of the shareholders hereunder. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
[Signature Page Follows]

[Signature Page To Agreement and Plan of Reorganization]
      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

Interchange:	INTERCHANGE FINANCIAL SERVICES CORPORATION

By: /s/ Anthony S. Abbate Anthony S. Abbate, President and Chief Executive Officer

Interchange Bank:	INTERCHANGE BANK

By: /s/ Anthony S. Abbate Anthony S. Abbate, President and Chief Executive Officer

Franklin:	FRANKLIN BANK

By: /s/ Thomas Lupo Thomas Lupo, President and Chief Executive Officer

EXHIBIT A
FORM OF AGREEMENT AND PLAN OF MERGER
      THIS AGREEMENT AND PLAN OF MERGER (this “Merger Agreement”), is made as of the 21st day of July 2005, between FRANKLIN BANK (“Franklin”), and INTERCHANGE BANK (“Interchange”).
WITNESSETH:
      A. Franklin is a New Jersey banking corporation, duly organized and existing under the laws of the State of New Jersey, having its principal office at 227 Franklin Avenue, Nutley, Essex County, New Jersey. Franklin has 1,500,000 shares, par value $5.00 per share, of common stock authorized of which 1,079,175 are shares issued and outstanding (the “Franklin Bank Stock”). Franklin has total capital of approximately $10,467,000 consisting of a capital stock account of approximately $5,396,000, a capital surplus of approximately $5,379,000 and a undivided profits, including capital reserves, of approximately ($308,000) as of March 31, 2005.
      B. Interchange is a New Jersey banking corporation, duly organized and existing under the laws of the State of New Jersey, having its principal office at Park 80 West, Plaza II, Saddle Brook, Bergen County, New Jersey, and is a wholly-owned subsidiary of Interchange Financial Services Corporation, a New Jersey Corporation and registered bank holding company (“Parent”). Interchange has 1,500,000 shares, par value $2.50 per share, of common stock authorized of which 1,151,400 shares are issued and outstanding (the “Interchange Stock”). Interchange has total capital of approximately 150,250,000, consisting of a capital stock account of approximately $2,878,000, a capital surplus of approximately $36,128,000 and undivided profits, including capital reserves, of approximately $111,244,000, as of March 31, 2005.
      C. Parent, Interchange and Franklin have entered into an Agreement and Plan of Reorganization, dated June 23, 2005, (the “Reorganization Agreement”) providing for a business combination transaction by the parties.
      D. A majority of the Boards of Directors of each of Franklin and Interchange have approved this Merger Agreement pursuant to which Franklin shall be merged with and into Interchange (the “Merger”), and have authorized the execution hereof; and
      E. As and when required by the provisions of this Merger Agreement, all such action as may be necessary or appropriate shall be taken by Franklin and Interchange in order to consummate the Merger.
      NOW, THEREFORE, in consideration of the premises, Franklin and Interchange hereby agree that Franklin shall be merged with and into Interchange on the following terms and conditions:
      1. Merger of Franklin and Interchange. At the Effective Time (as defined in Section 11 of this Merger Agreement), Franklin shall be merged with and into Interchange in accordance with the terms of this Merger Agreement, which the parties shall execute pursuant to N.J.S.A. 17:9A-134 and N.J.S.A. 17:9A-137, and which shall be filed with the New Jersey Department of Banking and Insurance (the “Department”) on the Closing Date (as defined below).
      2. Effects of the Merger. (a) The Merger shall have the effects set forth in N.J.S.A. Section 17:9A-139. At the Effective Time, Interchange shall continue as the receiving bank resulting from the Merger (the “Resulting Bank”) and the separate corporate existence of Franklin shall cease. At the Effective Time, the property and rights of each of Franklin and Interchange shall vest in the Resulting Bank, without further act or deed, and all rights and obligations of each of Franklin and Interchange shall become the rights and obligations of the Resulting Bank. At the Effective Time, any pending action by or against either Franklin or Interchange or the Resulting Bank shall survive the Merger and the Resulting Bank shall be substituted for either Franklin or Interchange as appropriate. At the Effective Time, all fiduciary and agency duties and relationships of each of Franklin and Interchange shall vest in the Resulting Bank and be performed by it in

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the same manner as though the Resulting Bank itself originally assumed such fiduciary and agency duties and relationships.
      (b) The name of the Resulting Bank will be “Interchange Bank.” The existing home office of Interchange located at Park 80 West, Plaza II, Saddle Brook, New Jersey, shall be the principal office of the Resulting Bank. Following the Merger, the branches of Interchange existing immediately prior to the Merger and listed on Exhibit A attached hereto and the main office of Franklin existing immediately prior to the Merger and listed on Exhibit B attached hereto shall become branch offices of the Resulting Bank.
      (c) The business of the Resulting Bank shall be that of a New Jersey commercial banking corporation, which shall be conducted as its headquarters or main office at Park 80 West, Plaza II, Saddle Brook, New Jersey and its established branch offices which are listed on Exhibits A and B.
      3. Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws of Interchange shall continue in effect as the Certificate of Incorporation and Bylaws of the Resulting Bank until the same shall be amended and changed as provided by law.
      4. Directors and Officers. The directors and executive officers of the Resulting Bank at the Effective Time shall be as set forth on Exhibit C to this Agreement and each of such persons shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Resulting Bank or as otherwise provided by law.
      5. Conversion of Franklin Stock and Interchange Stock. (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Franklin Stock, all shares of Franklin Stock shall cease to be outstanding, shall cease to exist and shall represent only the right to receive the consideration described in Section 1.06 of the Reorganization Agreement.
      (b) The shares of Interchange Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding and unchanged after the Merger and, immediately following the Effective Time, the Resulting Bank shall have 1,151,400 shares of common stock, par value $2.50 per share, issued and outstanding. The amount of capital of the Resulting Bank immediately following the Effective Time shall be approximately 173,998,000 consisting of a capital stock account of approximately $2,878,000, a capital surplus of approximately $59,876,000 and undivided profits, including capital reserves, of approximately $111,244,000, which will be equal to the combined capital structures of Franklin and Interchange referred to in the recitals to this Agreement, adjusted, however, for normal earnings and expenses between March 31, 2005 and the Effective Time.
      (c) Except as provided in Section 5(a), none of Franklin, Interchange or the Resulting Bank shall issue, exchange or otherwise distribute (i) any shares of capital stock or preferred stock or (ii) any capital notes in connection with the Merger.
      6. Stock Transfer Books. The stock transfer books of Franklin shall be closed as of the close of business on the day immediately preceding the Effective Time, and no transfer of record of any of the shares of Franklin Stock shall take place thereafter.
      7. Shareholder Approval. This Merger Agreement shall be submitted for approval to the shareholders of Franklin and to the sole shareholder of Interchange by written consent. Upon approval by the shareholders of Franklin and the sole shareholder of Interchange, this Merger Agreement shall be made effective as soon as practicable thereafter in the manner provided in Section 11 hereof.
      8. Conditions to Consummation of the Merger. All obligations of the parties under this Merger Agreement are subject to (a) the satisfaction of Articles VII and VIII of the Reorganization Agreement; (b) the receipt of all necessary regulatory approvals prior to or at the Effective Time; (c) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; and (d) no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits, restricts or makes illegal the consummation of the Merger.

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      9. Termination. This Merger Agreement may be terminated and abandoned at any time prior to or on the Effective Time, whether before or after action thereon by the shareholders of Franklin and Interchange.
      10. Waiver, Amendment and Modification. Any of the terms or conditions of this Merger Agreement may be waived at any time, whether before or after action thereon by the shareholders of Franklin or Interchange, by the party that is entitled to the benefits thereof. This Merger Agreement may be modified or amended at any time, whether before or after action thereon by the shareholders of Franklin or Interchange, by action of both Franklin and Interchange. Any waiver, modification or amendment of this Merger Agreement shall be in writing.
      11. Effective Time. Subject to the terms and conditions specified in this Merger Agreement and upon satisfaction of all requirements of law, the Merger shall become effective at the opening of business on the date the Merger Agreement is filed with, and accepted by, the department pursuant to N.J.S.A. § 17:9A-137(B), such time being herein called the “Effective Time.” The date on which the Effective Time occurs shall be the “Closing Date.”
      12. Multiple Counterparts. For the convenience of the parties hereto, this Merger Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all counterparts hereof so executed by the parties hereto, whether or not such counterpart shall bear the execution of each of the parties hereto, shall be deemed to be, and shall be construed as, one and the same Merger Agreement. A telecopy or facsimile transmission of a signed counterpart of this Merger Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.
      13. Governing Law. THIS MERGER AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW JERSEY, WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.
      14. Further Assurances. Each party hereto agrees from time to time, as and when requested by the other party hereto, or by its successors or assigns, to execute and deliver, or cause to be executed and delivered, all such deeds and instruments and to take or cause to be taken such further or other acts, either before or after the Effective Time, as may be deemed necessary or desirable in order to vest in and confirm to the Resulting Bank title to and possession of any assets of Franklin or Interchange acquired or to be acquired by reason of or as a result of the Merger and otherwise to carry out the intent and purposes hereof, and the officers and directors of the parties hereto are fully authorized in the name of their respective corporate names to take any and all such actions.
      15. Assignment. This Merger Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but no party to this Merger Agreement shall assign this Merger Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties. Any assignment made or attempted in violation of this Section 15 shall be void and of no effect.
      16. Severability. In the event that any provision of this Merger Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) such provision shall be fully severable and this Merger Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Merger Agreement shall remain in full force and effect and shall not be affected by such illegal, invalid or unenforceable provision or by its severance from this Merger Agreement; and (c) there shall be added automatically as a part of this Merger Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.
      17. Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the covenants contained in this Merger Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to temporary and/or

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permanent injunction or injunctions to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.
      18. Rules of Construction. Descriptive headings as to the contents of particular sections are for convenience only and shall not control or affect the meaning, construction or interpretation of any provision of this Merger Agreement. Each use herein of the masculine, neuter or feminine gender shall be deemed to include the other genders. Each use herein of the plural shall include the singular and vice versa, in each case as the context requires or as it is otherwise appropriate.
      19. Articles, Sections, Exhibits and Schedules. All articles and sections referred to herein are articles and sections, respectively, of this Merger Agreement and all exhibits referred to herein are exhibits attached to this Merger Agreement. Any and all schedules, exhibits, annexes, statements, reports, certificates or other documents or instruments referred to herein or attached hereto are and shall be incorporated herein by reference hereto as though fully set forth herein verbatim.
      20. Binding Effect. All of the terms, covenants, representations, warranties and conditions of this Merger Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto and their respective successors, representatives and permitted assigns. Nothing expressed or referred to herein is intended or shall be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or in respect of this Merger Agreement, or any provision herein contained, it being the intention of the parties hereto that this Merger Agreement, the assumption of obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole benefit of the parties to this Merger Agreement and for the benefit of no other person. Nothing in this Merger Agreement shall act to relieve or discharge the obligation or liability of any third party to any party to this Merger Agreement, nor shall any provision give any third party any right of subrogation or action over or against any party to this Merger Agreement.
[SIGNATURE PAGE FOLLOWS]

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      IN WITNESS WHEREOF, Franklin and Interchange have caused this Merger Agreement to be executed by their duly authorized officers as of the date first written above.

FRANKLIN BANK

By:

Thomas Lupo, President
ATTEST:

Susan L. Klump, Assistant Secretary

INTERCHANGE BANK

By:

Anthony S. Abbate, President
ATTEST:

Nicolas R. Marcalus,
Secretary

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EXHIBIT “A”
LOCATIONS OF INTERCHANGE BANK
Park 80 West Plaza II, Saddle Brook, NJ 07663 — Main Office
351 Midland Avenue, Garfield, NJ 07026
590 Pascack Road, Washington Township, NJ 07675
200 Floral Lane, Saddle Brook, NJ 07662
444 Boulevard, Elmwood Park, NJ 07407
185 Garibaldi Avenue, Lodi, NJ 07644
784 Franklin Avenue, Franklin Lakes, NJ 07417
321 Broadway, Hillsdale, NJ 07642
165 Kinderkamack Rd., Park Ridge, NJ 07656
225 Main Street, Little Ferry, NJ 07643
3 Post Road, Oakland, NJ 07436
71 Crescent Avenue, Waldwick, NJ 07463
15 South Kinderkamack Road, Montvale, NJ 07645
876 Kinderkamack Road, River Edge, NJ 07661
East 224 Route 4, Paramus, NJ 07652
161 North Franklin Turnpike, Ramsey, NJ 07446
25 Main Street, Court Plaza North, Hackensack, NJ 07602
200 West Passaic Street, Rochelle Park, NJ 07662
457 Sylvan Avenue, Engelwood Cliffs, NJ 07632
1605 Lemonine Avenue, Fort Lee, NJ 07024
115 River Road, Edgewater, NJ 07020
899 Palisade Avenue, Fort Lee, NJ 07024
77 River Street, Hackensack, NJ 07601
20 West Railroad, Tenafly, NJ 07670
35 N. Washington Avenue, Bergenfield, NJ 07621
245 Main Street, Ridgefield Park, NJ 07660
85 Jefferson Avenue, Westwood, NJ 07676
4 Park Street, Harrington Park, NJ 07640
517 Cedar Lane, Teaneck, NJ 07666

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EXHIBIT “B”
LOCATIONS OF FRANKLIN BANK
277 Franklin Avenue, Nutley, NJ 07110

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EXHIBIT “C”
DIRECTORS AND EXECUTIVE OFFICERS
OF THE RESULTING BANK

Directors:
Anthony S. Abbate
Anthony R. Coscia
John J. Eccleston
Eleanore S. Nissley
Anthony D. Andora — Chairman
David R. Ficca
Nicholas R. Marcalus — Secretary
Donald L. Correll
James E. Healey
Jeremiah F. O’Connor, Sr. — Vice Chairman
Robert P. Rittereiser
Gerald A. Calabrese, Jr.
Glenn L. Creamer
Jeremiah F. O’Connor, Jr.
John A. Schepisi
William P. Schuber
Executive Officers:
Anthony S. Abbate	President and Chief Executive Officer
Anthony J. Labozzetta	Senior Executive Vice President and Chief Operating Officer
Frank R. Giancola	Executive Vice President — Operations
Patricia D. Arnold	Executive Vice President and Chief Lending Officer
Charles T. Field	Senior Vice President and Chief Financial Officer
Charles P. Frost	Senior Vice President and Chief Credit Officer

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EXHIBIT B
FORM OF VOTING AGREEMENT AND IRREVOCABLE PROXY
      This VOTING AGREEMENT AND IRREVOCABLE PROXY (this “Agreement”) dated as of June 23, 2005, is executed by and among Franklin Bank, a New Jersey state-chartered commercial bank with its principal offices in Nutley, New Jersey (“Franklin”), Interchange Financial Services Corporation, a New Jersey corporation located in Saddle Brook, New Jersey (“Interchange”), Anthony S. Abbate (“Abbate”), as a proxy, Anthony J. Labozzetta (“Labozzetta”), as a substitute proxy, and certain other shareholders of Franklin set forth on the signature page hereto (referred to herein individually as a “Shareholder” and collectively as the “Shareholders”).
      WHEREAS, Interchange, Interchange Bank, a New Jersey state-chartered commercial bank and wholly-owned subsidiary of Interchange (“Interchange Bank”) and Franklin have executed that certain Agreement and Plan of Reorganization, dated as of June 23, 2005 (the “Reorganization Agreement”), pursuant to which Interchange will acquire all of the issued and outstanding shares of the capital stock of Franklin through the merger (the “Merger”) of Franklin with and into Interchange Bank, with Interchange Bank surviving the Merger. Terms with their initial letter capitalized and not otherwise defined herein shall have the meanings given them in the Reorganization Agreement;
      WHEREAS, the Reorganization Agreement requires that Franklin deliver to Interchange the irrevocable proxies of the Shareholders as a condition of, and simultaneously with, execution of the Reorganization Agreement; and
      WHEREAS, Interchange is relying on the irrevocable proxies in incurring expenses in reviewing Franklin’s business, in preparing information to be distributed to Franklin’s shareholders in accordance with the terms of the Reorganization Agreement (the “Shareholder Information”), in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger.
      NOW, THEREFORE, for and in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Interchange, Franklin and the Shareholders undertake, promise, covenant and agree with each other as follows:
      1. As of the date hereof, the Shareholders beneficially own, and own of record, that number of shares of common stock, $5.00 par value per share, of Franklin (the “Franklin Stock”) set forth below their names on the signature pages hereto (all such shares and any shares hereafter acquired by the Shareholders prior to the termination of this Agreement being referred to herein as the “Shares”). The Shareholders have the full legal capacity and authority to execute, deliver and perform this Agreement in accordance with its terms. Except to the extent that the Shareholders have appointed Proxy Holder as their lawful proxy and attorney-in-fact pursuant to Section 3 of this Agreement, the Shareholders hereby agree to vote at the shareholders’ meeting referred to in Section 5.03 of the Reorganization Agreement (the “Franklin Meeting”) such Shareholder’s Shares and to direct the vote of all such Shares or to give written consent as to all such Shareholder’s Shares to an action in lieu of the Franklin Meeting in favor of approval of the Reorganization Agreement, the Merger Agreement and the Merger and all of the transactions contemplated by the Reorganization Agreement.
      2. If Franklin conducts a meeting of, solicits written consents from, or otherwise seeks a vote of its shareholders with respect to any Acquisition Transaction (as that term is defined below) or any other matter which may contradict any provision of this Agreement or the Reorganization Agreement or that may prevent Interchange, Interchange Bank or Franklin from consummating the Merger, then the Shareholders shall vote the shares in the manner most favorable to consummation of the Merger and the transactions contemplated by the Reorganization Agreement.
      “Acquisition Transaction” shall, with respect to Franklin, mean any of the following: (i) a merger or consolidation, or any similar transaction (other than the Merger) of any company or entity with Franklin, (ii) a purchase, lease or other acquisition of all or substantially all the assets of Franklin, (iii) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in

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Section 13(d)(3) of the Securities Exchange Act of 1934) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing 25% or more of the voting power of Franklin after the date of this Agreement, (iv) a tender or exchange offer to acquire securities representing 25% or more of the voting power of Franklin, (v) a public proxy or consent solicitation made to stockholders of Franklin seeking proxies in opposition to any proposal relating to any of the transactions contemplated by this Agreement, or (vi) the making of a bona fide offer or proposal to Franklin Board or shareholders of Franklin, to engage in one or more of the transactions referenced in clauses (i) through (v) above.
      3. In order to better effect the provisions of Sections 1, 2 and 5 of this Agreement, each Shareholder hereby revokes any previously executed proxies and hereby constitutes and appoints Abbate, with full power of substitution, his or her true and lawful proxy and attorney-in-fact (the “Proxy Holder”) to vote at the Franklin Meeting or to give written consent to an action in lieu of the Franklin Meeting as to, all of such Shareholder’s Shares in favor of the approval of the Merger, the Merger Agreement and the Reorganization Agreement and the transactions contemplated thereby, with such modifications to the Merger, the Merger Agreement and the Reorganization Agreement as the parties thereto may make; provided, however, that this proxy shall not apply with respect to any vote on the Merger, the Merger Agreement or the Reorganization Agreement if the Reorganization Agreement is modified so as to reduce the amount of consideration to be received by the Shareholders under the Reorganization Agreement in its present form.
      4. Abbate, by his execution below, hereby appoints Labozzetta as substitute proxy to act as the Proxy Holder under this Agreement; provided, however, that such appointment of Labozzetta as Proxy Holder is subject to revocation by Abbate at any time upon notice to Franklin. Labozzetta, by his execution below as substitute Proxy Holder, agrees to vote all of the Shareholders’ Shares at the Franklin Meeting or to give written consent to an action in lieu of the Franklin Meeting, in favor of the approval of the Merger, the Merger Agreement and the Reorganization Agreement and the transactions contemplated thereby, with such modifications to the Merger, the Merger Agreement and the Reorganization Agreement as the parties may make; provided, however, that this proxy shall not apply with respect to any vote on the Merger, the Merger Agreement or the Reorganization Agreement if the Reorganization Agreement or the Merger Agreement is modified so as to reduce the amount of consideration to be received by the Shareholders under the Reorganization Agreement in its present form.
      5. Each Shareholder hereby covenants and agrees that, until this Agreement is terminated in accordance with its terms, each Shareholder will not, and will not agree to, directly or indirectly, without the prior written consent of Interchange, (i) sell, assign, transfer or dispose of any of such Shareholder’s Shares, (ii) hypothecate such shares under terms that would prevent the voting thereof, or (iii) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy with respect thereto except as herein provided, or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer or other disposition of any of the Shares, in connection with a transaction pursuant to which twenty-five percent (25%) or more of the voting power of the Franklin Stock is, or control of Franklin otherwise is, transferred to a person or entity other than a party to this Agreement.
      Notwithstanding any of the foregoing, any Shareholder may make such gifts of such Shareholder’s Shares as such Shareholder may choose to make so long as the recipient of such Shareholder’s Shares executes and delivers an amendment to this Agreement whereby such recipient becomes bound by the terms of this Agreement.
      6. This proxy shall be limited strictly to the power to vote the Shares with respect to the Merger in the manner set forth in Sections 2 and 3, and shall not extend to any other matters.
      7. The Shareholders acknowledge that Interchange is relying on this Agreement in incurring expenses in reviewing Franklin’s business, in preparing the Shareholder Information, in proceeding with the filing of applications for regulatory approvals, and in undertaking other actions necessary for the consummation of the Merger and that THE PROXY GRANTED HEREBY IS COUPLED WITH AN INTEREST AND IS IRREVOCABLE AS PROVIDED BY SECTION 17:9A-90(D) OF THE NEW JERSEY BANKING ACT

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OF 1948, AS AMENDED. The Shareholders and Franklin acknowledge that the performance of this Agreement is intended to benefit Interchange.
      8. This Agreement and the irrevocable proxy granted pursuant hereto shall continue in effect until the earlier to occur of (i) the termination of the Reorganization Agreement, as it may be amended or extended from time to time, or (ii) the consummation of the transactions contemplated by the Reorganization Agreement.
      9. The vote of the Proxy Holder shall control in any conflict between his vote of the Shares and a vote by the Shareholders of the Shares, and Franklin agrees to recognize the vote of the Proxy Holder instead of the vote of the Shareholders in the event the Shareholders do not vote in favor of the approval of the Merger, the Merger Agreement and the Reorganization Agreement as set forth in Section 1 hereof.
      10. Each certificate representing any of the Shares shall bear the following endorsement, noted conspicuously thereon:

The shares of stock represented by this certificate are subject to the terms of a Voting Agreement and Irrevocable Proxy dated June 23, 2005, a copy of which is on file with the secretary or cashier of Franklin.
      11. This Agreement may not be modified, amended, altered or supplemented with respect to a particular Shareholder except upon the execution and delivery of a written agreement executed by Interchange, Franklin and such Shareholder.
      12. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. A telecopy or facsimile transmission of a signed counterpart of this Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.
      13. This Agreement, together with the Reorganization Agreement and the agreements contemplated thereby, embody the entire agreement and understanding of the parties hereto in respect to the subject matter contained herein. This Agreement supersedes all prior agreements and understandings among the parties with respect to such subject matter contained herein.
      14. All notices, requests, demands and other communications required or permitted hereby shall be in writing and shall be deemed to have been duly given if delivered by hand or mail, certified or registered mail (return receipt requested) with postage prepaid to the addresses of the parties hereto set forth on below their signature on the signature pages hereof or to such other address as any party may have furnished to the others in writing in accordance herewith.
      15. THIS AGREEMENT AND THE RELATIONS AMONG THE PARTIES HERETO ARISING FROM THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW JERSEY.
[Signature Page Follows]

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[Signature Page to Form of Voting Agreement and Irrevocable Proxy]
      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date above written.

INTERCHANGE FINANCIAL SERVICES CORPORATION,
a New Jersey corporation

By:

Anthony S. Abbate, President and CEO

By:

Nicholas R. Marcalus, Secretary

Address for Interchange:

Interchange Financial Services Corporation
Park 80 West/ Plaza II
Saddle Brook, New Jersey 07663

FRANKLIN BANK,
a New Jersey state bank

By:

Thomas Lupo,
President and Chief Executive Officer

By:

Susan L. Klump, Assistant Secretary

Address for Franklin:

Franklin Bank
277 Franklin Avenue
Nutley, New Jersey 07632

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PROXY HOLDER:

Anthony S. Abbate

Address for Proxy Holder:

Interchange Financial Services Corporation
Park 80 West/ Plaza II
Saddle Brook, New Jersey 07663

SUBSTITUTE PROXY HOLDER:

Anthony J. Labozzetta

Address for Substitute Proxy Holder:

Interchange Financial Services Corporation
Park 80 West/ Plaza II
Saddle Brook, New Jersey 07663

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SHAREHOLDERS:

Name:

Number of Shares Owned:

Name:

Number of Shares Owned:

Name:

Number of Shares Owned:

Name:

Number of Shares Owned:

Name:

Number of Shares Owned:

Name:

Number of Shares Owned:

Name:

Number of Shares Owned:

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EXHIBIT C
FORM OF SHAREHOLDER LETTER
Interchange Financial Services Corporation
Park 80 West/ Plaza II
Saddle Brook, New Jersey 07663
Attention: Secretary
Gentlemen:
      I have been advised that I might be considered to be an “affiliate,” as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 (“Rule 145”) promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”) of Franklin Bank, a New Jersey state-chartered bank (“Franklin”).
      Pursuant to that certain Agreement and Plan of Reorganization, dated as of June 23, 2005 (the “Reorganization Agreement”), by and among Franklin, Interchange Financial Services Corporation, a New Jersey corporation (“Interchange”), and Interchange Bank, a New Jersey state-chartered bank and wholly owned subsidiary of Interchange (“Interchange Bank”), it is contemplated that Franklin will merge with and into Interchange Bank (the “Merger”), and as a result, I will receive, in exchange for each share of common stock, $5.00 par value per share, of Franklin (“Franklin Stock”) owned by me immediately prior to the Effective Time of the Merger (as defined in the Reorganization Agreement), a number of shares of common stock, no par value per share, of Interchange (“Interchange Stock”), as more specifically set forth in the Reorganization Agreement.
      I hereby agree as follows:

I will not offer to sell, transfer or otherwise dispose of any of the shares of Interchange Stock issued to me pursuant to the Merger (the “Stock”) except (a) in compliance with the applicable provisions of Rule 145, (b) in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or (c) in an offering registered under the Securities Act.

I consent to the endorsement of the certificates representing the Stock with a restrictive legend which will read substantially as follows:

“The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended (the “Act”), applies, and may be sold or otherwise transferred only in compliance with the limitations of such Rule 145, or upon receipt by Interchange Financial Services Corporation of an opinion of counsel reasonably satisfactory to it that some other exemption from registration under the Act is available, or pursuant to a registration statement under the Act.”

Interchange’s transfer agent shall be given an appropriate stop transfer order and shall not be required to register any attempted transfer of the shares of the Stock, unless the transfer has been effected in compliance with the terms of this letter agreement.

It is understood and agreed that this letter agreement shall terminate and be of no further force and effect and the restrictive legend set forth above shall be removed by delivery of substitute certificates without such legend, and the related stop transfer restrictions shall be lifted forthwith, if (i) any such shares of Stock shall have been registered under the Securities Act for sale, transfer or other disposition by me or on my behalf and are sold, transferred or otherwise disposed of, or (ii) any such shares of Stock are sold in accordance with the provisions of paragraphs (c), (e), (f) and (g) of Rule 144 promulgated under the Securities Act, or (iii) I am not at the time of such disposition an affiliate of Interchange and have been the beneficial owner of the Stock for at least one year (or such other period as may be

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prescribed by the Securities Act) and Interchange has filed with the Commission all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding twelve months, or (iv) I am not and have not been for at least three months an affiliate of Interchange and have been the beneficial owner of the Stock for at least two years (or such other period as may be prescribed by the Securities Act, and the rules and regulations promulgated thereunder), or (v) Interchange shall have received an opinion of counsel acceptable to Interchange to the effect that the stock transfer restrictions and the legend are not required.

I have carefully read this letter agreement and the Reorganization Agreement and have discussed their requirements and other applicable limitations upon my ability to offer to sell, transfer or otherwise dispose of shares of the Stock, to the extent I felt necessary, with my counsel or counsel for Franklin.

Sincerely,

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EXHIBIT D
PERSONS TO DELIVER DIRECTOR SUPPORT AGREEMENTS
John F. Brown
Susan E. Cancelosi
Bruno J. Castellano
Philip Ferinde, Sr.
Gordon M. Hahn
Martin Lewkowicz
Frank J. Olivo
Kenneth W. Sawyer

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EXHIBIT E
FORM OF DIRECTOR SUPPORT AGREEMENT AND RELEASE
      This DIRECTOR SUPPORT AGREEMENT (the “Agreement”) is made and entered into as of the 23rd day of June, 2005, by and between INTERCHANGE FINANCIAL SERVICES CORPORATION, a New Jersey corporation (“Interchange”), and                     , a director (“Director”) of Franklin Bank, a New Jersey state-chartered commercial bank with its principal office in Nutley, New Jersey (“Franklin”).
WITNESSETH:
      WHEREAS, Interchange, Interchange Bank, a New Jersey state-chartered commercial bank and wholly-owned subsidiary of Interchange (“Interchange Bank”) and Franklin have entered into that certain Agreement and Plan of Reorganization, dated as of June 23, 2005, (the “Reorganization Agreement”), pursuant to which Interchange will acquire all of the issued and outstanding shares of the capital stock of Franklin through the merger (the “Merger”), of Franklin with and into Interchange Bank, with Interchange Bank surviving the Merger. Terms with their initial letter capitalized and not otherwise defined herein shall have the meanings given them in the Reorganization Agreement; and
      WHEREAS, Director understands and acknowledges that Director’s execution and delivery of this Agreement is a material inducement to Interchange to enter into the Reorganization Agreement and a condition to Interchange’s obligation to consummate the transactions contemplated thereby.
      NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and intending to be legally bound hereby, Interchange and Director agree as follows:
      1. Director Support. Director agrees to use his reasonable efforts to support, and refrain from harming, the goodwill of Interchange, Interchange Bank, Franklin, and their respective subsidiaries, and their respective customer and client relationships.
      2. Director Covenants.

(a) For and in consideration of the consummation of the Merger and the other transactions contemplated by the Reorganization Agreement, Director agrees that for a period of two (2) years from the date of this Agreement, Director shall not, directly or indirectly, individually or as an employee, partner, officer, director, promoter or shareholder or in any other capacity whatsoever:

(i) solicit the banking business of any current customers of Franklin; provided, however, for purposes of this Agreement, the term “banking business” shall not include the performance of investment advisory, legal or accounting services for clients by Director;

(ii) (A) acquire, charter, operate or enter into any franchise or other management agreement with any financial institution, (B) serve as an officer, director, employee, agent, promoter, or consultant to any financial institution (whether in existence or in organization), or (C) establish or operate a branch or other office of a financial institution, provided that the restrictions in clauses (A) though (C) above shall apply only in or within the following counties in New Jersey: Passaic, Hudson, Morris, Union, Essex and Bergen; and further provided that the restriction in clause (B) above shall not prevent Director from providing investment advisory, legal or accounting services to a financial institution in which Director has no direct or indirect ownership or other economic interest other than for the receipt of fees for professional services rendered; or

(iii) (A) prior to the Effective Date of the Merger, recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer others concerning employment, any person who is, or within the preceding twelve (12) months was, an employee of Franklin, and (B) after the Effective Date of the Merger, recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer others concerning employment, any person who is an employee of Interchange or Interchange Bank at the time and who was an employee of Franklin within the preceding twelve (12) months.

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(b) If any court of competent jurisdiction should determine that any term or terms of this covenant are too broad in terms of time, geographic area, lines of commerce or otherwise, such court shall modify and revise any such term or terms so that they comply with applicable law.

(c) Director agrees that (i) this Agreement is entered into in connection with the sale to Interchange of the goodwill of the business of Franklin; (ii) Director is receiving valuable consideration in this Agreement and in the Merger pursuant to the Reorganization Agreement; (iii) the restrictions imposed upon Director by this Agreement are essential and necessary to ensure that Interchange acquires the goodwill of Franklin; and (iv) all the restrictions (including particularly the time and geographical limitations) set forth in this Agreement are fair and reasonable.
      3. Release.

(a) Director acknowledges that there are no existing claims or defenses, personal or otherwise, or rights of set off whatsoever against Franklin, except as expressly provided herein. For and in consideration of the consummation of the Merger and the other transactions contemplated by the Reorganization Agreement, Director for himself and on behalf of his heirs and assigns (the “Director Releasing Parties”) releases, acquits and forever discharges Franklin and its predecessors, successors, assigns, officers, directors, employees, agents and servants, and all persons, natural or corporate, in privity with them or any of them, from any and all claims or causes of action of any kind whatsoever, at common law, statutory or otherwise, which the Director Releasing Parties, or any of them, has, known or unknown, now existing or that may hereafter arise in respect of any and all agreements and obligations incurred on or prior to the date hereof, or in respect of any event occurring or circumstances existing on or prior to the date hereof; provided, however, that Franklin shall not be released from any obligations or liabilities to Director (i) pursuant to the provisions of the articles or bylaws of Franklin regarding the indemnification of directors, or (ii) in connection with any deposits, accounts, fees, accrued benefits or other written contractual obligations of Franklin to Director.

(b) It is expressly understood and agreed that the terms hereof are contractual and not merely recitals, and that the agreements herein contained and the consideration herein transferred is to compromise doubtful and disputed claims, and that no releases made or other consideration given hereby or in connection herewith shall be construed as an admission of liability, all liability being expressly denied by Franklin. Director hereby represents and warrants that the consideration hereby acknowledged for entering into this Agreement and the transactions contemplated hereby is greater than the value of all claims, demands, actions and causes of action herein relinquished, released, renounced, abandoned, acquitted, waived and/or discharged, and that this Agreement is in full settlement, satisfaction and discharge of any and all such claims, demands, actions, and causes of action that Director may have or be entitled to against Franklin, and its predecessors, assigns, legal representatives, officers, directors, employees, attorneys and agents other than obligations or liabilities to Director (i) pursuant to the provisions of the articles or bylaws of Franklin regarding the indemnification of directors; and (ii) in connection with any deposits, accounts, fees, accrued benefits or other written contractual obligations of Franklin to Director.
      4. Termination. This Agreement shall terminate following the end of the noncompete period described in Section 2(a) above, except for liabilities or claims that shall have arisen or accrued on or before such termination.
      5. Effective Date. This Agreement shall become effective at the Effective Date of the Merger as defined in the Reorganization Agreement. If the Reorganization Agreement is terminated in accordance with its terms, then this Agreement shall not become effective and shall be of no further force and effect.
      6. Specific Performance/ Injunctive Relief. Director acknowledges that performance of the terms of this Agreement constitute valuable, special and unique property of Interchange critical to the business of Interchange and Interchange Bank and that any breach of this Agreement by Director will give rise to irreparable injury that is not compensable with money damages. Accordingly, Director agrees that Interchange shall be entitled to obtain specific performance and/or injunctive relief against the breach or threatened

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breach of this Agreement by Director. Interchange and Director hereby acknowledge and agree that Interchange and Franklin will be irreparably damaged if the provisions of this Agreement are not specifically enforced. Director further agrees to waive any requirement for the securing or posting of any bond or other security or the proof of actual damages in connection with such remedies. Such remedies shall not be exclusive and shall be in addition to any other remedy that Interchange may have at law or in equity.
      7. Extension of Term of Restrictive Covenant. If Director violates any restrictive covenant contained in Section 2, or if any action to enforce a restrictive covenant contained in Section 2 is pending in a court of competent jurisdiction, then the term of such restrictive covenant will be extended by adding to it the number of days that Director’s violation continues and the number of days during which such court action is pending. If there are both a violation and a pending court action, then the number of days that each continues will be added to the term of such restrictive covenants, but days on which both continue will be counted only once.
      8. Support of Interchange. Director agrees to support the business and banking reputation of Interchange, including its subsidiaries, and not to disparage or otherwise malign such business or banking reputation.
      9. Assignability. This Agreement shall not be assigned by any party without the prior written consent of the other parties.
      10. Parties Bound. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns, except as otherwise expressly provided herein.
      11. APPLICABLE LAW CHOICE OF VENUE. THIS AGREEMENT IS BEING EXECUTED AND DELIVERED IN THE STATE OF NEW JERSEY, AND THE SUBSTANTIVE LAWS OF NEW JERSEY SHALL GOVERN THE VALIDITY, CONSTRUCTION, AND ENFORCEMENT OF THIS AGREEMENT. THE PARTIES CONSENT TO THE VENUE AND JURISDICTION OF ANY FEDERAL OR STATE COURT SITTING IN BERGEN COUNTY, NEW JERSEY, IN ANY ACTION BROUGHT TO ENFORCE THE TERMS OF THIS AGREEMENT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY SUBMIT TO THE JURISDICTION (BOTH SUBJECT MATTER AND PERSONAL) OF ANY SUCH COURT AND IRREVOCABLY AND UNCONDITIONALLY WAIVE (1) ANY OBJECTION ANY PARTY MIGHT NOW OR HEREAFTER HAVE TO THE VENUE IN ANY SUCH COURT, AND (2) ANY CLAIM THAT ANY ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
      12. Legal Construction. If any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, any provision shall be fully severable, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never been contained herein, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement, a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be valid and enforceable.
      13. Notice. Unless otherwise provided herein, any and all payments, notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date hereof by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by mail or (except in the case of payments) by telex or facsimile transmission, at the respective addresses or transmission numbers set forth below and shall be effective (a) in the case of personal delivery, telex or facsimile transmission, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) business days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of nationally-recognized overnight courier service, one (1) business day after delivery to such courier service together with all appropriate fees or charges

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and instructions for such overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section 13. All communications must be in writing and addressed as follows:

IF TO DIRECTOR:

IF TO INTERCHANGE:

Interchange Financial Services Corporation
Park 80 West/ Plaza Two
Saddle Brook, New Jersey 07663
Telecopy No. (201) 843-3945

Attention:	Mr. Anthony S. Abbate

President and Chief Executive Officer
      14. No Delay, Waiver, Etc. No delay on the part of the parties hereto in exercising any power or right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right.
      15. Costs and Fees. In the event of litigation under this Agreement, the non-prevailing party shall be liable for all reasonable litigation costs and attorneys’ fees incurred by the prevailing party in connection with the enforcement of any of such prevailing party’s rights or remedies against the non-prevailing party.
      16. Entire Agreement. This Agreement supercedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a continuing waiver of any provision hereof by such party.
      17. Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.
      18. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
[Signature Page Follows]

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[Signature Page to Director Support Agreement]
      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

DIRECTOR:

INTERCHANGE:	INTERCHANGE FINANCIAL SERVICES CORPORATION

By: Anthony S. Abbate, President and Chief Executive Office

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EXHIBIT F
FORM OF INCENTIVE CONSULTING AGREEMENT
      This Incentive Consulting Agreement (the “Agreement”) is made and entered into as of the 23rd day of June, 2005, by and between INTERCHANGE FINANCIAL SERVICES CORPORATION, a New Jersey corporation (the “Company”), INTERCHANGE BANK, a New Jersey state-chartered commercial bank (the “Bank” and together with the Company, “Interchange”) and                     , an individual resident of the State of New Jersey (“Consultant”).
W I T N E S S E T H:
      WHEREAS, the Company, the Bank and Franklin Bank, a New Jersey state-chartered commercial bank (“Franklin”), have entered into that certain Agreement and Plan of Reorganization, dated as of June 23, 2005, (the “Reorganization Agreement”), pursuant to which the Company will acquire all of the issued and outstanding shares of the capital stock of Franklin through the merger (the “Merger”) of Franklin with and into the Bank, with the Bank surviving the Merger. Terms with their initial letter capitalized and not otherwise defined herein shall have the meanings given them in the Reorganization Agreement or the Plan (as defined below);
      WHEREAS, the Bank believes that Consultant’s continued involvement with the Bank following the Merger is in the best interests of the Bank and its shareholders and the Bank desires to create an advisory committee to the Bank (the “Essex County Advisory Board”) on which Consultant,                     ,                     , and  shall be members the purpose of which is to use the Consultant’s business experience and relationships to foster the Bank’s growth in Essex County, New Jersey;
      WHEREAS, as a condition to the consummation of the transactions contemplated by the Reorganization Agreement, the Bank and Consultant are required to enter into this Agreement;
      WHEREAS, as a material inducement for the Company and the Bank to enter into the Reorganization Agreement and to consummate the transactions contemplated thereby, Consultant understands and acknowledges that he is required under the Reorganization Agreement to deliver this Agreement simultaneously with the execution of the Reorganization Agreement.
      NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and intending
      1. Duties of Consultant.
      A. Consultant shall be a consultant to the Bank and shall advise the Essex County Advisory Board and management and employees of the Bank regarding customer and public relations activities and business development and retention opportunities. Consultant agrees that he shall meet quarterly with the executive management of the Bank (“Management Meeting”) and from time to time with the employees of Interchange in furtherance of the goals of this Agreement.
      B. Consultant agrees that he shall perform and discharge such other and further duties as may be mutually agreeable to Consultant and the Chief Executive Officer of the Bank, or his designee, from time to time in furtherance of his duties under this Agreement.
      C. It is specifically contemplated and agreed that all services to be provided by Consultant to Interchange under this Agreement shall be consistent with and shall be performed in full compliance with any and all Federal and State of New Jersey laws and regulations, including, but not limited to, the policies of the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and the New Jersey Department of Banking and Insurance. Nothing in this Agreement shall be construed to require Consultant or Interchange to perform any service or take any action that would be contrary to any such laws, regulations or policies.

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      D. It is specifically contemplated and agreed that Consultant shall have no corporate authority to enter into contracts or agreements, to make lending decisions or otherwise to act, on behalf of Interchange. Consultant hereby agrees that he will not represent to any person or party that he has the corporate power or authority to act on behalf of Interchange.
      2. Duties of Interchange.
      A. Interchange shall pay to Consultant the compensation set forth in Section 3 of this Agreement.
      B. Interchange shall form the Essex County Advisory Board and will appoint Consultant to serve on the Essex County Advisory Board during the term of this Agreement.
      C. Upon the request of Consultant, Interchange shall furnish Consultant with such information concerning the Bank as reasonably requested by Consultant, provided that it is deemed by the Chief Executive Officer of the Bank that such information is reasonably necessary to the performance of Consultant’s duties under this Agreement.
      D. As of the effective date of the Merger (the “Effective Date”), Interchange, with input from Consultant, will designate, in writing, certain of the existing loans at Franklin as the “Closing Franklin Loans” (the balance of which shall be adjusted downward from time to time for normal amortization and any other adjustments as deemed necessary or proper by Interchange (such adjustments are referred to herein as “Amortization”)) and certain of the existing deposits at Franklin, consisting solely of certain non-interest bearing demand deposit accounts and interest bearing demand and savings deposit accounts, as the “Closing Franklin Deposits”, and shall include in such written designation the outstanding balance of each Closing Franklin Loan and the average balance over the prior twelve months of each Closing Franklin Deposit and, within thirty (30) days thereof, Interchange will provide Consultant with a copy of such designations of Closing Franklin Loans and Closing Franklin Deposits.
      E. Within sixty (60) days of the end of each Calculation Period, Interchange will calculate:

(i) the New Loans as of the end of the immediately preceding Calculation Period which shall exclude an amount equal to any loans that were Closing Franklin Loans or which previously were considered as New Loans (collectively, the “Loans”) or were charged-off or placed on non-accrual status by the Bank during the current Calculation Period, but shall include an amount equal (i) any recoveries on previously charged-off Loans, plus (ii) Loans previously placed on non-accrual status by the Bank during a previous Calculation Period that are no longer on non-accrual status;

(ii) the New Deposits; and

(iii) the amount of Retained Franklin Business by (a) dividing the Retained Loans by the Closing Franklin Loans, as adjusted for Amortization (the “Retained Loan Ratio”), and (b) dividing the Retained Deposits by the Closing Franklin Deposits (the “Retained Deposit Ratio”).
      3. Compensation of Consultant. For and in consideration of Consultant’s obligations set forth herein, Interchange will compensate Consultant as set forth in this Section 3:
      A. Pay Consultant $450, in cash, per Management Meeting attended, in person or by telephone, by Consultant.
      B. Based on the calculations performed under Sections 2(D) and 2(E) above, Interchange will determine, in its sole discretion, absent manifest error, the amount of consideration due to the Essex County Advisory Board, which consideration shall be consistent with the schedule attached hereto as Exhibit 1 (the “Computed Compensation”). As a condition precedent to Interchange’s obligations to make any payments hereunder during the first three Calculation Periods, each of the Retained Loan Ratio and the Retained Deposit Ratio must be equal to or greater than 85%; provided, however, in the event that either the Retained Loan Ratio or the Retained Deposit Ratio is less than 85% for a Calculation Period, Interchange will calculate such ratio by including (i) in the Retained Loans as of the end of the applicable Calculation Period an amount of New Loans necessary to increase the Retained Loan Ratio for such Calculation Period to 85%, or (ii) in the Retained Deposits an amount of the New Deposits necessary to increase the Retained Deposit Ratio for such

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Calculation Period to 85%; provided, further, that to the extent any New Loans or New Deposits are utilized as described in the preceding clause, such New Loans or New Deposits, as applicable, shall not be considered by Interchange as New Loans or New Deposits in determining the Computed Compensation. The condition precedent described in this Section 3(B) shall terminate after the end of the third Calculation Period.
      C. As used herein, the following terms have the following meanings:

(i) “Calculation Period” means the 365 day period commencing on January 1 of each year and ending on December 31 of each year, except that (a) the initial Calculation Period shall commence on the first business day immediately following the Effective Date and shall end on December 31, 2005, and (b) the last Calculation Period hereunder shall commence on January 1 and terminate on the third anniversary of the Effective Date or the Termination Date if this Agreement shall be sooner terminated;

(ii) “New Deposits” mean the average balance during a Calculation Period, net of certificates of deposit and compensating balances, of non-interest bearing demand deposit accounts and interest bearing demand and savings deposit accounts opened at the Bank and attributable to the efforts of the Essex County Advisory Board during a Calculation Period; provided, however, New Deposits shall not include any deposits by an existing customer of the Bank or a customer of Franklin as of the Effective Date or a former customer of Franklin within twelve (12) months prior to the Effective Date, unless determined by Interchange, in its sole and absolute discretion, that the Essex County Advisory Board was directly responsible for the increase in the average balance of the deposits by such customer;

(iii) “New Loans” mean the aggregate amount, excluding reserves, of commercial loans, including mortgages and term notes, construction loans, commercial lines of credit and consumer loans referred to the Bank by the Essex County Advisory Board and funded by the Bank during a Calculation Period. For purposes of clarification, Consultant and the Bank agree that New Loans shall not include any extensions of credit of any kind to existing customers of the Bank or a customer of Franklin as of the Effective Date or a former customer of Franklin within twelve (12) months prior to the Effective Date, unless determined by Interchange, in its sole and absolute discretion, that the Essex County Advisory Board was directly responsible for the extension of credit to such customer;

(iv) “Retained Franklin Business” means the Retained Loans Ratio and the Retained Deposits Ratio;

(v) “Retained Loans” means the then outstanding aggregate principal amount, less reserves, charge-offs and non-accrual loans, of the Closing Franklin Loans as of the end of a Calculation Period;

(vi) “Retained Deposits” means the average balance during a Calculation Period of the Closing Franklin Deposits.
      D. Interchange will pay Consultant his pro rata share of the Computed Compensation within sixty-five (65) days of the end of each Calculation Period during the term of this Agreement, which pro rata share of the Computed Compensation shall be paid by Interchange by issuing to Consultant a number of shares of common stock of the Company, no par value per share (the “Restricted Shares”), the value of which shall equal Consultant’s pro rata share of the Computed Compensation divided by the average of the closing price of a share of the Company’s common stock on the Nasdaq National Market on the business day closest to the end of the Computation Period, rounded to the closest whole share, which shares are to be issued on the terms and conditions set forth in this Section 3(B). The Restricted Shares will be issued pursuant to and in accordance with the “2005 Omnibus Stock and Incentive Plan for Interchange Financial Services Corporation” (the “Plan”).
      E. Interchange may, in its sole discretion, grant to Consultant a discretionary bonus (the “Discretionary Bonus”) in the form of equity compensation available under the Plan in recognition of extraordinary efforts by, and results of, the Essex County Advisory Board and particularly the Consultant. The board of directors of the Company will determine, in its sole discretion, the amount of any Discretionary Bonus. In the event the board of directors of the Company approves the payment of a Discretionary Bonus, it will be paid as

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contemplated by Section 3(D), without regard to terms thereof contemplating pro ration of the Computed Compensation to the other members of the Essex County Advisory Board.
      F. Except as provided in Sections 4(D) (if exercised by Interchange), 4(F) and 4(G), no Restricted Shares or Discretionary Bonus (collectively referred to herein as an “Award”) issued to Consultant under Sections 3(D) or 3(E) shall vest, if at all, until the completion of the third Calculation Period. The Award agreement shall specify the terms and conditions of the Award compensation granted under Sections 3(D) or 3(E) to the extent not set forth in the Plan. Interchange will place such endorsements and legends on the certificates certificating the Restricted Shares or other forms of equity issued pursuant hereto as required by federal or state securities laws or the Plan.
      4. Term and Termination.
      A. Except as provided in Section 10 hereof, the term of the Agreement shall commence on the Effective Date, and shall terminate and all obligations hereunder shall cease, except for liabilities or claims that shall have arisen or accrued in connection with such termination, three (3) years after the Effective Date, unless the Agreement shall be sooner terminated by Consultant or the Bank as hereinafter provided (the “Termination Date”).
      B. The Bank may at any time after the execution of this Agreement, by giving Consultant written notice, terminate this Agreement if Consultant has committed a material breach of the terms hereof or has engaged in any conduct involving fraud, misrepresentation, dishonesty, unfair competition with the Bank, or unauthorized or unfair use of trade secrets or confidential information of the Bank.
      C. Consultant may at any time after the date of the execution of this Agreement, by giving the Bank thirty (30) days’ prior written notice, terminate this Agreement if the Company or the Bank has committed a material breach of the terms hereof or has engaged in any conduct involving fraud, misrepresentation or dishonesty.
      D. Either party may terminate this Agreement, without cause, upon sixty (60) days written notice to the other party; provided, however, that neither party hereto may terminate this Agreement pursuant to this Section 4(D) until one year and sixty (60) days after the Effective Date. In the event Interchange terminates this Agreement pursuant to this Section 4(D), Consultant shall (i) immediately upon termination vest in any Award granted to Consultant pursuant hereto and (ii) Interchange shall promptly after the end of the applicable Calculation Period pay, in cash, Consultant the Consultant’s pro rata share of the Computed Compensation for the Calculation Period in which this Agreement is terminated pursuant to this Section 4(D). In the event Consultant terminates this Agreement pursuant to this Section 4(D), any Award or Award Agreement granted to Consultant pursuant hereto shall be cancelled immediately upon such termination and Consultant shall not be entitled to any cash payment from Interchange.
      E. The failure by any party to this Agreement on any occasion to exercise its right to terminate this Agreement as provided herein shall not be deemed to be a waiver of such party’s right to terminate this Agreement in respect to that breach (provided it shall be continuing) or of any subsequent breach.
      F. If Consultant dies during the term of this Agreement, this Agreement will terminate automatically, without notice, on the date of Consultant’s death and Interchange shall have no further obligation to Consultant or his estate under this Agreement (other than death benefits payable under any benefit plans to which Consultant is a party), except that (i) Consultant’s estate shall immediately upon termination, pursuant to this Section 4(F), vest in any Award granted to Consultant pursuant to Section 3(D) or 3(E) hereof and (ii) Interchange shall promptly after the end of the applicable Calculation Period pay, in cash, Consultant’s estate the Consultant’s pro rata share of the Computed Compensation for the Calculation Period in which this Agreement is terminated pursuant to this Section 4(F).
      G. Consultant acknowledges and agrees that this Agreement will terminate immediately, without notice, in the event Consultant becomes physically or mentally disabled, as defined by 29 C.F.R. § 1630.2(g)(1), and cannot perform the essential functions of his position, with or without reasonable accommodation for the period designated by Consultant’s disability insurance after which disability payments will begin. In the event

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of a termination pursuant to this Section 4(G), Interchange shall be relieved of all of its obligations under this Agreement, except that (i) Consultant shall immediately upon termination, pursuant to this Section 4(G), vest in any Award granted to Consultant pursuant to Section 3(D) or 3(E) hereof and (ii) Interchange shall promptly after the end of the applicable Calculation Period pay, in cash, to Consultant the Consultant’s pro rata share of the Computed Compensation for the Calculation Period in which this Agreement is terminated pursuant to this Section 4(G).
      5. Wrongful Termination by Consultant, Specific Performance/ Injunctive Relief. Consultant acknowledges that performance of the terms of this Agreement constitutes valuable, special and unique property of Interchange critical to its business and that any breach of this Agreement by him will give rise to irreparable injury to Interchange that is not compensable in money damages. Accordingly, Consultant agrees that Interchange shall be entitled to obtain specific performance and/or injunctive relief against the breach or threatened breach of this Agreement by Consultant. Consultant further agrees to waive any requirement for the securing or posting of any bond or the proof of any actual damages in connection with such remedies. Such remedies shall not be exclusive and shall be in addition to any other remedy that Interchange may have at law or in equity.
      6. Deductions. Interchange shall not deduct from Consultant’s compensation any federal, state and local income taxes, social security taxes or other amounts as Interchange would be required to deduct under applicable laws and governmental regulations if such payments were made to its employees. Interchange shall have the right to set-off, upon written notice to Consultant, any amounts payable by the Company or the Bank to Consultant against any amounts at any time payable by Consultant to the Bank pursuant to the terms of any agreement now or hereafter entered into between Consultant and Interchange or any parent, subsidiary or affiliate of Interchange.
      7. Noncompete Covenants. For and in consideration of consummation of the Acquisition and the other transactions contemplated by the Reorganization Agreement, execution of this Agreement by Interchange, and the payment by Interchange to Consultant in the form and amount described in Section 3 of this Agreement, Consultant agrees that while Consultant is performing the duties described in Section 1 hereof and for a period of two (2) years after the date of the termination of the consulting portion of this Agreement (the “Non-Compete Term”), Consultant shall not, except on behalf of Interchange or its affiliates, directly or indirectly, individually or as an employee, partner, officer, consultant or shareholder or in any other capacity whatsoever:
      A. solicit the banking business of any current customers of the Bank; provided, however, for purposes of this Agreement, the term “banking business” shall not include the performance of investment advisory, legal or accounting services for clients by Consultant;
      B. (i) acquire, charter, operate or enter into any franchise or other management agreement with any financial institution, (ii) serve as an officer, advisor, employee, agent, promoter, or consultant to any financial institution (whether in existence or in organization), or (iii) establish or operate a branch or other office of a financial institution; provided that the restrictions in clauses (i) though (iii) above shall apply only in or within the following counties in New Jersey: Passaic, Hudson, Morris, Union, Essex and Bergen; and further, provided that the restriction in clause (ii) above shall not prevent Consultant from providing investment advisory, legal or accounting services to a financial institution in which Consultant has no direct or indirect ownership or other economic interest other than for the receipt of fees for professional services rendered; or
      C. (i) prior to the Effective Date of the Merger, recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer others concerning employment, any person who is, or within the preceding twelve (12) months was, an employee of Franklin, and (ii) after the Effective Date of the Merger, recruit, hire, assist others in recruiting or hiring, discuss employment with, or refer others concerning employment, any person who is an employee of Interchange or Interchange Bank or who was an employee of Franklin within the preceding twelve (12) months.

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Consultant may not avoid the purpose and intent of this Section 7 by engaging in conduct within the geographically limited area from a remote location through means such as telecommunications, written correspondence, computer generated or assisted communications, or other similar methods.
If any court of competent jurisdiction should determine that any term or terms of this covenant are too broad in terms of time, geographic area, lines of commerce or otherwise, such court shall modify and revise any such term or terms so that they comply with applicable law.
      8. Confidential and Proprietary Information. In addition to any other obligation or covenant contained herein, Consultant agrees Consultant shall not, directly or indirectly communicate or disclose to any person or entity, or use for her benefit or that of any other person or entity, any of Interchange’s Confidential Information. The term “Confidential Information” as used in this Agreement shall mean any and all disclosures, statements, materials, data, files, documents, financial and expense information, computer files, drawings, photographs, plans, customer lists, supplier lists, marketing concepts, inventions, designs, trade secrets, technical information and other proprietary information and/or documents, either (i) delivered to the Consultant by or on behalf of Interchange; (ii) reviewed by the Consultant in connection with her duties hereunder; or (iii) in any other manner placed or secured into the possession of Consultant. “Confidential Information” shall not include information which at the time of disclosure by the Company is in the public domain, or which later becomes part of the public domain through no act or omission of the Consultant. Upon termination of this Agreement, whether voluntarily or involuntarily, the Consultant agrees to immediately return to Interchange any and all of the Confidential Information, including all originals, work papers, computer and/or electronic files, analyses, copies, translations or any other form of said material.
      9. Remedies. In the event of breach or threatened breach by Consultant of any provision of Sections 7, 8 or 12, Interchange shall be entitled to: (i) injunctive relief by temporary restraining order, temporary injunction, and/or permanent injunction; (ii) recovery of all attorneys’ fees and costs incurred by Interchange in obtaining such relief; and (iii) any other legal and equitable relief to which may be entitled, including, without limitation, any and all monetary damages that Interchange may incur as a result of said breach or threatened breach. Interchange may pursue any remedy available, including declaratory relief, concurrently or consecutively in any order as to any breach, violation, or threatened breach of violation, and the pursuit of one such remedy at any time will not be deemed an election of remedies or waiver of the right to pursue any other remedy.
      10. Survival. The provisions of Sections 7, 8, 9, 10, 11 and 12 shall survive the termination of the Term and the Agreement. The existence of any claim or cause of action of Consultant against Interchange, whether predicated on this Agreement or otherwise, shall not constitute a defense to that enforcement by Interchange of said covenant. In the event an enforcement remedy is sought under Section 10, each of the time periods set forth in Section 7 shall be extended by one day for each day Consultant failed to comply with the restriction at issue.
      11. Release. Consultant acknowledges that there are no existing claims or defenses, personal or otherwise, or rights of set off whatsoever against Franklin, except as expressly provided herein. For and in consideration of the consummation of the Merger and the other transactions contemplated by the Reorganization Agreement, Consultant for himself and on behalf of his heirs and assigns (the “Consultant Releasing Parties”) releases, acquits and forever discharges Franklin and its predecessors, successors, assigns, officers, directors, employees, agents and servants, and all persons, natural or corporate, in privity with them or any of them (the “Franklin Released Parties”), from any and all claims or causes of action of any kind whatsoever, at common law, statutory or otherwise, which the Consultant Releasing Parties, or any of them, has, known or unknown, now existing or that may hereafter arise in respect of any and all agreements and obligations incurred on or prior to the date hereof, or in respect of any event occurring or circumstances existing on or prior to the date hereof; provided, however, that the Franklin Released Parties shall not be released from any obligations or liabilities to Consultant, as may be applicable to them, (i) pursuant to the provisions of the articles or bylaws of Franklin regarding the indemnification of directors, (ii) in connection with any deposits, accounts, fees, accrued benefits or other written contractual obligations of Franklin to Consultant (provided

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that such fees, accrued benefits or other written contractual obligations are disclosed to Interchange pursuant to the Reorganization Agreement) or (iii) that may arise under this Agreement.
      It is expressly understood and agreed that the terms hereof are contractual and not merely recitals, and that the agreements herein contained and the consideration herein transferred is to compromise doubtful and disputed claims, and that no releases made or other consideration given hereby or in connection herewith shall be construed as an admission of liability, all liability being expressly denied by Franklin. Consultant hereby represents and warrants that the consideration hereby acknowledged for entering into this Agreement and the transactions contemplated hereby is greater than the value of all claims, demands, actions and causes of action herein relinquished, released, renounced, abandoned, acquitted, waived and/or discharged, and that this Agreement is in full settlement, satisfaction and discharge of any and all such claims, demands, actions, and causes of action that Consultant may have or be entitled to against the Franklin Released Parties other than obligations or liabilities to Consultant, as may be applicable to them, (i) pursuant to the provisions of the articles or bylaws of Franklin regarding the indemnification of directors; (ii) in connection with any deposits, accounts, fees, accrued benefits or other written contractual obligations of Franklin to Consultant (provided that such fees, accrued benefits or other written contractual obligations are disclosed to Interchange pursuant to the Reorganization Agreement), or (iii) that may arise under this Agreement.
      12. Support of Interchange. Consultant agrees (i) during the term hereof, to support the business and banking reputation of Interchange, including its subsidiaries, and (ii) during the Non-Compete Term, not to disparage or otherwise malign such business or banking reputation.
      13. Hold Harmless. The Consultant shall indemnify and hold harmless Interchange from and against any liability, claim or expense arising as a result of a dispute between the members of the Essex County Advisory Board, or their respective heirs, successors or assigns, and shall advance expenses incurred by Interchange in connection with any proceeding relating to any such action or determination.
      14. Assignability. This Agreement shall not be assigned by either party without the prior written consent of the other party.
      15. Parties Bound. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns, except as otherwise expressly provided herein.
      16. Governing Law. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW JERSEY (WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS) APPLYING TO CONTRACTS ENTERED INTO AND TO BE PERFORMED WITHIN THE STATE OF NEW JERSEY. VENUE FOR ANY CAUSE OF ACTION ARISING FROM THIS AGREEMENT SHALL LIE IN SUPERIOR COURT IN BERGEN COUNTY, NEW JERSEY.
      17. Legal Construction. If any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, any provision shall be fully severable, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never been contained herein, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement, a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be valid and enforceable.
      18. Notice. Unless otherwise provided herein, any and all payments, notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date hereof by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by mail or (except in the case of payments) by telex or facsimile transmission, at the respective addresses or transmission numbers set forth below and shall be effective (a) in the case of personal delivery, telex or facsimile transmission, when received; (b) in the case of mail, upon the earlier of actual receipt or five

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(5) business days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of nationally-recognized overnight courier service, one (1) business day after delivery to such courier service together with all appropriate fees or charges and instructions for such overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section 18. All communications must be in writing and addressed as follows:

IF TO CONSULTANT:

_________________________________________ _________________________________________ _________________________________________

Telecopy:
_________________________________________

IF TO INTERCHANGE:

Interchange Bank
Park 80 West/ Plaza Two
Saddle Brook, New Jersey 07663
Telecopy No: (201) 843-3945

Attention:	Mr. Anthony S. Abbate

President and Chief Executive Officer
      19. No Delay, Waiver, Etc. No delay on the part of the parties hereto in exercising any power or right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right.
      20. Modification. No amendment hereof shall be effective unless contained in a written instrument signed by the parties hereto.
      21. Headings. The descriptive headings of the several sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.
[Signature Page Follows]

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      IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

CONSULTANT:

INTERCHANGE FINANCIAL SERVICES CORPORATION
a New Jersey state chartered bank

Anthony S. Abbate, President and
Chief Executive Officer

INTERCHANGE BANK,
a New Jersey state chartered bank

Anthony S. Abbate, President and
Chief Executive Officer

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EXHIBIT 1
Essex County Advisory Board

Retention
Payout		85.0%	86.0%	87.0%	88.0%	89.0%	90.0%	91.0%	92.0%	93.0%	94.0%	95.0%
Multiple		60.0%	64.0%	68.0%	72.0%	76.0%	80.0%	84.0%	88.0%	92.0%	96.0%	100.0%

	Base
	Payout
	Rate	Payout Rate Times Payout Multiple

Payout ratio
Commercial — Mortgage/ Term	0.75%	0.45%	0.48%	0.51%	0.54%	0.57%	0.60%	0.63%	0.66%	0.69%	0.72%	0.75%
Construction/ Commercial Lines of Credit	0.25%	0.15%	0.16%	0.17%	0.18%	0.19%	0.20%	0.21%	0.22%	0.23%	0.24%	0.25%
Consumer Loans	0.25%	0.15%	0.16%	0.17%	0.18%	0.19%	0.20%	0.21%	0.22%	0.23%	0.24%	0.25%
Deposits — Non- interest bearing demand	0.50%	0.30%	0.32%	0.34%	0.36%	0.38%	0.40%	0.42%	0.44%	0.46%	0.48%	0.50%
Deposits — Interest bearing deposits excl. CD’s	0.25%	0.15%	0.16%	0.17%	0.18%	0.19%	0.20%	0.21%	0.22%	0.23%	0.24%	0.25%

	Base Payout
	Rate	Production	Payout Amount in Dollars

Payout in dollars
Commercial — Mortgage/ Term	0.75%	$10,000,000	$45,000	$48,000	$51,000	$54,000	$57,000	$60,000	$63,000	$66,000	$69,000	$72,000	$75,000
Construction/ Commercial Lines of Credit	0.25%	$5,000,000	$7,500	$8,000	$8,500	$9,000	$9,500	$10,000	$10,500	$11,000	$11,500	$12,000	$12,500
Consumer Loans	0.25%	$5,000,000	$7,500	$8,000	$8,500	$9,000	$9,500	$10,000	$10,500	$11,000	$11,500	$12,000	$12,500
Deposits — Non- interest bearing demand	0.50%	$2,500,000	$7,500	$8,000	$8,500	$9,000	$9,500	$10,000	$10,500	$11,000	$11,500	$12,000	$12,500
Deposits — Interest bearing deposits excl. CD’s	0.25%	$3,000,000	$4,500	$4,800	$5,100	$5,400	$5,700	$6,000	$6,300	$6,600	$6,900	$7,200	$7,500

	Base Payout
	Rate	Production	Payout in Restricted Stock

Payout in restricted stock
Commercial — Mortgage/ Term	0.75%	$10,000,000	2,500	2,667	2,833	3,000	3,167	3,333	3,500	3,667	3,833	4,000	4,167
Construction/ Commercial Lines of Credit	0.25%	$5,000,000	417	444	472	500	528	556	583	611	639	667	694
Consumer Loans	0.25%	$5,000,000	417	444	472	500	528	556	583	611	639	667	694
Deposits — Non- interest bearing demand	0.50%	$2,500,000	417	444	472	500	528	556	583	611	639	667	694
Deposits — Interest bearing deposits excl. CD’s	0.25%	$3,000,000	250	267	283	300	317	333	350	367	383	400	417
Total			4,000	4,267	4,533	4,800	5,067	5,333	5,600	5,867	6,133	6,400	6,667
Stock value*	$18.00
Note:

[1]	This matrix is guided by the terms and conditions set forth in the Incentive Consulting Agreement.

[2]	Loan & Deposit pricing will be guided by the customary pricing patterns of the Bank’s products and services.

[3]	Construction Loans and Commercial Lines of Credit based on total amount of approved line. For construction loans, the full amount of a construction loan will be credited for incentive in the year in which 50% or more of the loan is funded. In the event there is knowledge by the Bank that an approved and closed construction loan will not be utilized for the full amount, the Bank reserves the right to adjust the total dollar amount credited for incentive purposes.

[4]	Deposits will be calculated based on the YTD Average Balance as of December 31st and includes Non-Interest Bearing Demand, Interest Bearing Demand and Savings Accounts.

*	See Incentive Consulting Agreement

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EXHIBIT G
FORM OF OFFICER RELEASE
      This Release (the “Release”), dated as of                     , 2005, is made by                     (the “Officer”), an individual resident of the state of New Jersey and an executive officer of Franklin Bank, a New Jersey state-chartered commercial bank with its principal office in Nutley, New Jersey (“Franklin”), in favor of Franklin.
WITNESSETH:
      WHEREAS, Interchange Financial Services Corporation, a New Jersey corporation and registered bank holding company (“Interchange”), Interchange Bank, a New Jersey state-chartered commercial bank and wholly-owned subsidiary of Interchange (“Interchange Bank”) and Franklin have entered into that certain Agreement and Plan of Reorganization, dated as of June 23, 2005, (the “Reorganization Agreement”), pursuant to which Interchange will acquire all of the issued and outstanding shares of the capital stock of Franklin through the merger (the “Merger”), of Franklin with and into Interchange Bank, with Interchange Bank surviving the Merger. Terms with their initial letter capitalized and not otherwise defined herein shall have the meanings given them in the Reorganization Agreement;
      WHEREAS, the purpose of this Release is to serve as the instrument referred to in Section 2.02(I) of the Reorganization Agreement; and
      WHEREAS, the Officer desires to enter into this Release in consideration of the matters set forth in the Reorganization Agreement and as set forth herein.
      NOW, THEREFORE, for and in consideration of the Reorganization Agreement, the Merger and other good and valuable consideration, the receipt and sufficiency of which is hereby expressly acknowledged, the Officer agrees as follows:
      1. Release.

a. Attached hereto is a list of all loans outstanding from Franklin to the Officer. The Officer acknowledges that there are no existing claims or defenses, personal or otherwise, or rights of set off whatsoever against Franklin, except as expressly described herein. The Officer for himself and on behalf of his heirs and assigns (the “Officer Releasing Parties”), releases, acquits and forever discharges Franklin and its predecessors, successors, assigns, officers, directors, employees, agents and servants, and all persons, natural or corporate, in privity with them or any of them, from any and all claims or causes of action of any kind whatsoever, at common law, statutory or otherwise, which the Officer Releasing Parties, or any of them, has now, known or unknown, now existing or that may hereafter arise in respect of any and all agreements and obligations incurred on or prior to the date hereof, or in respect of any event occurring or circumstances existing on or prior to the date hereof; provided, however, that Franklin shall not be released from any obligations or liabilities to the Officer including (i) pursuant to the provisions of the certificate of incorporation or bylaws of Franklin regarding the indemnification of officers; (ii) in connection with any deposits or accounts of the Officer with Franklin described on Schedule 1 hereto; (iii) in connection with any accrued compensation and benefits described on Schedule 1 hereto; and (iv) in connection with medical claims of the Officer not yet filed.

b. It is expressly understood and agreed that the terms hereof are contractual and not merely recitals, and that the agreements herein contained and the consideration herein transferred is to compromise doubtful and disputed claims, and that no releases made or other consideration given hereby or in connection herewith shall be construed as an admission of liability, all liability being expressly denied by Franklin. The Officer hereby represents and warrants that the consideration hereby acknowledged for entering into this Release and the transactions contemplated hereby is greater than the value of all claims, demands, actions and causes of action herein relinquished, released, renounced, abandoned, acquitted, waived and/or discharged, and that this Release is in full settlement, satisfaction and discharge of any and all such claims, demands, actions, and causes of action that the Officer may have or be entitled to against Franklin, and its predecessors, assigns, legal representatives, officers, directors, employees,

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attorneys and agents other than obligations or liabilities to the Officer (i) pursuant to the provisions of the certificate of incorporation or bylaws of Franklin regarding the indemnification of officers; (ii) in connection with any deposits or accounts of the Officer with Franklin; (iii) in connection with any accrued compensation and benefits; and (iv) in connection with medical claims of the Officer not yet filed.

c. This Release shall be effective upon, and shall survive the consummation of, the Merger. If the Reorganization Agreement is terminated other than as a result of the consummation of the Merger, this Release shall automatically be terminated.

      2. Authority. The Officer represents and warrants that he has full power and authority to enter into, execute and deliver this Release, all proceedings required to be taken to authorize the execution, delivery and performance of this Release and the agreements and undertakings relating hereto and the transactions contemplated hereby have been validly and properly taken and this Release constitutes a valid and binding obligation of the Officer in the capacity in which executed. The Officer further represents and warrants that he has entered into this Release freely of his own accord and without reliance on any representations of any kind or character not set forth herein. The Officer enters into this release upon the advice of and in concurrence with his or her own legal counsel.
      3. Governing Law. This Release shall be governed by and construed in accordance with the laws of New Jersey, without giving effect to any principles of conflicts of law.
      4. Severability. If any provision of this Release or the application thereof to any person or circumstance shall be determined to be invalid or unenforceable to any extent, such provision shall be deemed severable, and the remainder of this Release and the application of all other provisions shall not be affected thereby and shall be enforced to the greatest extent permitted by law.
      5. Construction. As used herein, the singular includes the plural, the masculine includes the feminine and neuter, and vice versa.

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      IN WITNESS WHEREOF, the undersigned Officer has executed this Release as of the date first written above.

THE OFFICER:

Printed Name:

STATE OF NEW JERSEY	§
§
COUNTY OF	§

      This instrument was acknowledged before me on                     , 2005, by                     , Individually.

Notary Public in and for the State of New Jersey
Printed Name:

My Commission Expires:

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EXHIBIT H
INDEX GROUP
      The 25 bank holding companies and the weights attributed to them are as follows:

				Common Shares
			Market	Outstanding
			Value ($M)	(Adjusted)
Company		Ticker	6/28/2005	3/31/2005	Weight

1	National Penn Bancshares, Inc.	NPBC	883.3	34,462,020	8.6%
2	Community Bank System, Inc.	CBU	747.1	30,322,110	7.3%
3	NBT Bancorp Inc.	NBTB	778.2	32,424,355	7.6%
4	Sun Bancorp, Inc.	SNBC	391.9	18,125,110	3.8%
5	S&T Bancorp, Inc.	STBA	974.0	26,584,029	9.5%
6	Harleysville National Corporation	HNBC	631.1	26,240,577	6.2%
7	U.S.B. Holding Co., Inc.	UBH	484.4	20,482,613	4.7%
8	Sterling Financial Corporation	SLFI	624.0	29,025,509	6.1%
9	Sandy Spring Bancorp, Inc.	SASR	509.6	14,642,686	5.0%
10	Lakeland Bancorp, Incorporated	LBAI	324.6	20,635,979	3.2%
11	Community Banks, Inc.	CMTY	320.7	12,312,000	3.1%
12	Tompkins Trustco, Inc.	TMP	388.8	8,936,900	3.8%
13	Omega Financial Corporation	OMEF	391.6	12,608,133	3.8%
14	Sterling Bancorp	STL	401.5	18,292,441	3.9%
15	Univest Corporation of Pennsylvania	UVSP	381.6	12,871,777	3.7%
16	State Bancorp, Inc.	STB	208.6	9,128,264	2.0%
17	Arrow Financial Corporation	AROW	284.0	10,240,191	2.8%
18	Pennsylvania Commerce Bancorp, Inc.	COBH	197.5	5,924,169	1.9%
19	Suffolk Bancorp	SUBK	250.2	7,723,338	2.4%
20	First Mariner Bancorp	FMAR	95.9	5,832,760	0.9%
21	First United Corporation	FUNC	121.4	6,099,000	1.2%
22	Columbia Bancorp	CBMD	255.3	6,906,822	2.5%
23	Peapack-Gladstone Financial Corporation	PGC	228.3	8,270,224	2.2%
24	Citizens & Northern Corporation	CZNC	258.6	8,209,321	2.5%
25	Center Bancorp, Inc.	CNBC	119.1	10,439,071	1.2%

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EXHIBIT I
FORM OF OPINION OF WINDELS MARX LANE & MITTENDORF(1)
      1. Franklin is a New Jersey state-chartered commercial bank, duly organized, validly existing and in good standing under the laws of the State of New Jersey and has the power and authority to own its property and carry on its business as described in the Proxy Statement.
      2. Each of the Agreement and the Merger Agreement delivered by Franklin to Interchange has been duly authorized by all necessary corporate action on the part of Franklin, has been executed and delivered by Franklin, and constitutes the valid and legally binding obligation of Franklin, enforceable in accordance with its respective terms.
      3. Except as specifically provided for in the Agreement, the execution, delivery and (provided all required regulatory approvals are obtained) performance by Franklin of its obligations pursuant to each of the Agreement and the Merger Agreement, and the consummation of the transactions contemplated thereby, do not conflict with, or result, by itself or with the giving of notice and/or the passage of time, in any violation of, default or loss of a benefit under, or give rise to a right of termination, cancellation, payment, or acceleration under, or result in the creation of any Lien upon any of the properties or assets of Franklin under, (i) any provision of the Certificate of Incorporation or Bylaws of Franklin, (ii) any material agreement to which Franklin is a party and which is disclosed on the Franklin Disclosure Schedules, (iii) any judgment, decree or order of any court to which Franklin is subject and which is disclosed on the Franklin Disclosure Schedules, or (iv) any other rule, regulation or applicable law of the United States or the State of New Jersey (collectively, the “Covered Laws”).
      4. The entire authorized capital stock of Franklin is as set forth in Section 3.03 of the Agreement. All of the issued and outstanding shares of Franklin Stock are duly authorized, validly issued, are fully paid and nonassessable, and are free of any preemptive or other rights arising under the Certificate of Incorporation or Bylaws of Franklin, the laws of the State of New Jersey or created by any agreement to which Franklin is a party and which is disclosed on the Franklin Disclosure Schedules. All of the issued and outstanding shares of Franklin stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and any applicable state securities laws. Except for outstanding options to acquire up to                      shares of common stock of Franklin, there are, to the best of our knowledge, no (i) other outstanding equity securities of any kind or character, (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, Franklin to purchase or otherwise acquire any security of or equity interest in Franklin or (iii) outstanding subscriptions, options, rights, warrants, calls, convertible securities, irrevocable proxies or other agreements or commitments obligating Franklin to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class, and, to the best of our knowledge, none of the issued and outstanding shares of the capital stock of Franklin has been issued in violation of the preemptive or subscription rights of any person.
      5. To the best of our knowledge, all approvals and consents necessary for Franklin to consummate the transactions contemplated by this Agreement and the Merger Agreement, including the Merger, have been obtained.
      6. Such other matters as are customary for opinions in transactions of this type as counsel for Interchange may reasonably request.
In giving the foregoing opinions, such counsel may rely upon certificates of public officials and officers and directors of Franklin. Such opinions may be based on such assumptions and subject to such qualifications and limitations and in such form as are usual in legal opinions in similar situations.

      (1) Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Agreement.

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APPENDIX B
June 23, 2005
The Board of Directors
Franklin Bank
277 Franklin Avenue
Nutley, NJ 07110
The Board of Directors:
      You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Franklin Bank (“Franklin”) of the merger consideration to be received from Interchange Financial Services Corporation (“Interchange”) in the form of 1.2264 shares of Interchange common stock for each share of Franklin common stock, not to exceed 1,323,575 shares in the aggregate and subject to certain adjustments according to the Agreement and Plan of Reorganization (“Agreement”) dated June 23, 2005, and a cash payment for each outstanding option to purchase Franklin common stock equal to the difference between $21.50 and the exercise price of such option.
      As is set forth with more specificity in the Agreement, at the Effective Time, each outstanding share of Franklin common stock, except for shares held by Interchange and its subsidiaries or by Franklin (in both cases, other than shares held in a fiduciary capacity or as a result of debts previously contracted), will be converted into and exchangeable for 1.2264 shares of Interchange common stock, as long as the Average Closing Price of Interchange common stock on the Determination Date, as defined in the Agreement, does not exceed $20.16 per share. In the event that the Interchange Average Closing Price exceeds $20.16 per share, the exchange ratio will be adjusted downward to reflect a fixed value of approximately $24.72 to Franklin shareholders. In the event that the Interchange Average Closing Price is below $14.90 and Interchange underperforms a bank peer index by at least 15%, as defined in the Agreement, Franklin will have the right to terminate the transaction. In the event Franklin elects to terminate, Interchange will have the option to supplement the resultant stock value per share with cash to reach a value of $18.27. Both conditions for termination must be met and Interchange must elect to fill with cash in order for Franklin shareholders to receive a per share value of $18.27. If both conditions are not met, Franklin shareholders will receive less than $18.27. In order to limit Franklin’s downside risk, Franklin will also have the right to terminate the transaction if Interchange’s Average Closing Price is less than $13.15, reflecting a per share stock value of approximately $16.13. All holders of Franklin stock options, assumed to be immediately vested upon the effective date, will receive a cash payment equal to the difference between $21.50 and the exercise price of the option.
      McConnell, Budd & Romano, Inc., as part of its investment banking business, is regularly engaged in the valuation of bank holding companies and banks, thrift holding companies and thrifts, financial holding companies and their subsidiaries and the securities of such entities in connection with mergers and acquisitions, negotiated underwritings, private placements, market making as a NASD market maker, secondary distributions of listed securities and valuations for corporate, estate and other purposes. In the course of our role as financial advisor to Franklin in connection with the Merger, we have received fees for our services and will receive additional fees, contingent on the consummation of the Merger.
      In arriving at our opinion, we have reviewed the Agreement as well as participated in its negotiation. We have also reviewed certain publicly available business, financial and shareholder information relating to

Franklin and its subsidiaries and to Interchange and its subsidiaries. In addition we have reviewed certain confidential financial information provided to us by Franklin and Interchange pertaining to their business plans and projections.
      In connection with the foregoing, we have (i) reviewed the merger agreement dated June 23, 2005 by and between Interchange and Franklin, (ii) reviewed the proxy statement/ prospectus to which this letter is an exhibit (in substantially the form sent to shareholders), (iii) reviewed Franklin’s annual reports to shareholders for the three calendar years ended December 31, 2004, 2003 and 2002, Franklin’s call reports for the years ended 2004, 2003 and 2002 and Franklin’s internal financial statements for the quarter ended March 31, 2005 and for the trailing 4 calendar quarters through March 31, 2005. In addition, we have reviewed Interchange’s annual reports on Form 10-K for 2004, 2003 and 2002, Interchange’s annual reports to shareholders for 2004, 2003 and 2002 and Interchange’s quarterly reports on Form 10-Q for the trailing 4 calendar quarters through March 31, 2005. In addition, with respect to both Franklin and Interchange we have reviewed certain internal financial information and financial forecasts relating to the business, earnings, cash flows, assets and prospects of the respective companies furnished to McConnell, Budd & Romano, Inc. by Franklin and Interchange, have held discussions with members of senior management of Franklin concerning the past and current results of operations of Franklin, its current financial condition and management’s opinion of its future prospects. We have also considered the past and current results of operations of Interchange, its current financial condition and management’s opinion of its future prospects. We have also reviewed the historical record of reported prices, trading volume and dividend payments for Interchange and have considered the current state of and future prospects for the economy of the state of New Jersey (based primarily on our observations, anecdotal information and input from management from both Franklin and Interchange) generally and the relevant market areas for Franklin and Interchange in particular. We have reviewed proprietary merger analysis models to evaluate the business combination, reviewed the reported financial terms of selected recent business combinations in the banking industry and performed such other studies and analyses as McConnell, Budd & Romano, Inc. considered appropriate under the circumstances associated with this particular transaction.
      In the course of our review and analysis we considered, among other things, such topics as the historical and projected future contributions of recurring earnings by the parties, the anticipated future EPS results for the parties on both a combined and stand-alone basis, the potential to realize significant recurring operating expense reductions and the impact thereof on projected future EPS, the relative capitalization, capital adequacy and debt maturity schedule of each of the parties, the availability of non-interest income to each of the parties, the possibility of the generation of new non-interest income for one of the parties, the relative asset quality and apparent adequacy of the reserve for loan and lease losses for each of the parties. We also considered the composition of deposits and the composition of the loan portfolio of each of Franklin and Interchange.
      In the conduct of our review and analysis we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial information provided to us by Franklin and Interchange and/or otherwise publicly obtainable. In reaching our opinion we have not assumed any responsibility for the independent verification of such information or any independent valuation or appraisal of any of the assets or the liabilities of either Franklin or Interchange, nor have we been furnished with or obtained from any other source, any current appraisals of the assets or liabilities of either Franklin or Interchange. We have also relied on the management of both Franklin and Interchange as to the reasonableness of various financial and operating forecasts and of the assumptions on which they are based, which were provided to us for use in our analyses.
      In the course of rendering this opinion, which is being rendered prior to the receipt of certain required regulatory approvals necessary before consummation of the Merger, we assume that no conditions will be imposed by any regulatory agency in conjunction with its approval of the Merger that will have a material adverse effect on the results of operations, the financial condition or the prospects of Interchange following consummation of the Merger. We refer the reader to the section of the proxy statement/ prospectus titled Opinion of Franklin’s Financial Advisor for more detail with respect to our analysis.
      Based upon and subject to the foregoing, it is our opinion, that as of the date of this letter, the merger consideration to be received by Franklin shareholders is fair from a financial point of view.

McConnell, Budd & Romano, Inc.

APPENDIX C
Appraisal Rights Provisions
from the
New Jersey Banking Act of 1948
17:9A-140. Rights of dissenting stockholders; settlement by agreement
      A. A stockholder who

(1) is entitled to vote at the meeting of stockholders prescribed by section 137;(1) and who

(2) serves a written notice of dissent from the merger agreement, in the manner, at the place, and within the time prescribed in subsections B and C of this section; and who

(3) does not vote to approve the merger agreement at the meeting prescribed by section 137, or at any adjournment thereof,

may, within thirty days after the filing of the agreement in the department as provided by section 137, serve a demand upon the receiving bank at its principal office, for the payment to him of the value of his shares of stock. The receiving bank may, within ten days after the receipt of such demand, offer to pay the stockholder a sum for his shares, which, in the opinion of the board of directors of the receiving bank, does not exceed the amount which would be paid upon such shares if the business and assets of the bank whose stock such stockholder holds were liquidated on the day of the filing of the agreement pursuant to section 137.
      B. Service of the notice of dissent prescribed by paragraph (2) of subsection A of this section shall be made at the principal office of the bank whose stock is held by the dissenting stockholder, and shall be made not later than the third day prior to the day fixed for the meeting of the stockholders of such bank pursuant to section 137.
      C. Service of the notice of dissent and of the demand for payment prescribed by this section may be made by registered mail or personally by the dissenting stockholder or his agent.
17:9A-141. Appointment of appraisers
      If a stockholder fails to accept the sum offered for his shares pursuant to section one hundred forty,(2) he may, within three weeks after the receipt by him of the bank’s offer of payment, or, if no offer is made by the bank, within three weeks after the date upon which his demand was served upon the bank as specified in section one hundred forty, institute an action in the Superior Court for the appointment of a board of three appraisers to determine the value of his shares of stock as of the day of the filing of the merger agreement pursuant to section one hundred thirty-seven.(3) The court may proceed in the action in a summary manner or otherwise. Any other stockholder who has the right to institute a similar action may intervene. The court shall, in respect to any one bank, appoint a single board of three appraisers to determine the value of the shares of all stockholders of such bank who are parties to such action.
17:9A-142. Duties of appraisers; report; objections; compensation; vacancies
      A. The appraisers shall be sworn to the faithful discharge of their duties. They shall meet at such place or places, and shall give such notice of their meetings as the court may prescribe. The bank and each stockholder

      1 N.J.S.A. § 17:9A-137.
      2 N.J.S.A. § 17:9A-140.
      3 N.J.S.A. § 17:9A-137.

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who is a party to the action instituted pursuant to section one hundred forty-one,(4) may be represented by attorneys in the proceedings before such appraisers, and may present such evidence to them as shall be material to the issue. The determination of any two of the appraisers shall control. Upon the conclusion of their deliberations, the appraisers shall file in the Superior Court a report and appraisal of the value of the shares of stock, and shall mail a copy thereof to the bank and to each stockholder who is a party to said action.
      B. The bank and each stockholder who is a party to said action shall have ten days after the filing of the report and appraisal within which to object thereto in the Superior Court. In the absence of any objections, the report and appraisal shall be binding upon the bank and upon such stockholders, and the bank shall pay each such stockholder the value of his shares, as reported by the appraisers, with interest from the date of the filing of the merger agreement pursuant to section one hundred thirty-seven,(5) at such rate, not in excess of the legal rate, as shall be fixed by the appraisers. If objections are made, the court shall make such order or judgment thereon as shall be just.
      C. The Superior Court shall fix the compensation of the appraisers, which shall be paid by the bank, and shall be vested with full jurisdiction over all matters arising out of an action instituted pursuant to section one hundred forty-one. In the case of a vacancy in the board of appraisers, the Superior Court shall, on its own motion, or upon motion of a stockholder, or of the receiving bank, fill such vacancy.
17:9A-143. Assignment of stock to bank
      Upon payment by the bank of the value of shares of stock pursuant to this article, the holder thereof shall assign such shares to the bank.
17:9A-144. Effect of stockholder’s failure to act
      A stockholder who fails to act pursuant to sections 140 or 141(6) shall be forever barred from bringing any action to enforce his right to be paid the value of his shares in lieu of continuing his status as a stockholder in the receiving bank.
17:9A-145. Obligation of bank to pay stockholder
      An offer by the bank and an acceptance thereof by the stockholder pursuant to section 140(7) and the determination of value upon proceedings brought pursuant to sections 141 and 142(8) shall constitute a debt of the receiving bank for the recovery of which an action will lie.

      4 N.J.S.A. § 17:9A-141.
      5 N.J.S.A. § 17:9A-137.
      6 N.J.S.A. § 17:9A-140 or 17:9A-141.
      7 N.J.S.A. § 17:9A-140.
      8 N.J.S.A. §§ 17:9A-141 and 17:9A-142.

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